Form 10-K, Exhibit 13
period 1996-12-29
ACTEL CORP
filed 1997-03-31
CIK 907687

ACTEL CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)

                                                                      Year Ended December 31,
                                                --------------------------------------------------------------------
                                                    1996          1995          1994          1993          1992
                                                ------------  ------------  ------------  ------------  ------------
Statements of Operations Data:
Net revenues.................................   $    148,779  $    108,516  $     76,007  $     59,598  $     44,049
Costs and expenses:
   Cost of revenues..........................         64,420        52,517        33,349        26,389        19,269
   Research and development..................         23,934        20,560        14,406        10,953         8,868
   Selling, general, and administrative......         38,395        27,364        19,699        16,708        13,567
   Patent litigation settlement (1)..........             --            --            --            --         2,000
   In-process research and development (2)...
                                                          --        16,600            --            --            --
                                                ------------  ------------  ------------  ------------  ------------
         Total costs and expenses............        126,749       117,041        67,454        54,050        43,704
                                                ------------  ------------  ------------  ------------  ------------
Income (loss) from operations................         22,030        (8,525)        8,553         5,548           345
Interest expense.............................            (13)          (93)         (232)         (559)         (718)
Interest income and other, net...............          1,068           846           935           569           221
                                                ------------  ------------  ------------  ------------  ------------
Income (loss) before taxes...................         23,085        (7,772)        9,256         5,558          (152)
Tax provision (benefit)......................          8,147        (6,640)        1,389           555           148
                                                ------------  ------------  ------------  ------------  ------------
Net income (loss)............................   $     14,938  $     (1,132) $      7,867  $      5,003  $       (300)
                                                ============  ============  ============  ============  ============
Net income (loss) per share..................   $       0.70  $     (0.07)  $       0.45  $       0.32  $     (0.11)
                                                ============  ============  ============  ============  ============
Shares used in computing net income (loss)
   per share.................................         21,485        17,367        17,579        15,811         2,740
                                                ============  ============  ============  ============  ============

                                                                            December 31,
                                                --------------------------------------------------------------------
                                                    1996          1995          1994          1993          1992
                                                ------------  ------------  ------------  ------------  ------------
 Consolidated Balance Sheet Data:
 Working capital.............................   $     55,397  $     39,867  $     35,971  $     32,330  $     11,912
 Total assets................................        136,712       107,119        67,855        61,130        29,357
 Long-term obligations (3)...................             --            --            72           926         4,142
 Redeemable convertible preferred stock......         18,147        18,147            --            --        33,359
 Total shareholders' equity (deficit)........         69,357        50,920        49,311        40,223       (20,166)

-----------------------------------------------------------

    (1) Represents a charge incurred in the fourth quarter of 1992 in connection with the settlement of patent litigation.

    (2) Represents a charge incurred in the first quarter of 1995 in connection with the Company's acquisition of the field programmable gate array business of Texas Instruments Incorporated.

    (3) Includes the long-term portion of notes payable, capital lease obligations, and settlement payable.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Actel Corporation is the world's leading supplier of antifuse-based field programmable gate arrays ("FPGAs") and associated software development tools. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster.

Results of Operations

     The following table sets forth certain financial data from the Consolidated Statements of Operations expressed as a percentage of net revenues:

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1996          1995          1994
                                                                            ------------  ------------  ------------
Net revenues.............................................................      100.0%        100.0%        100.0%
Cost of revenues.........................................................       43.3          48.4          43.9
                                                                            ------------  ------------  ------------
Gross margin.............................................................       56.7          51.6          56.1
Research and development.................................................       16.1          19.0          19.0
Selling, general, and administrative.....................................       25.8          25.2          25.9
In-process research and development......................................        --           15.3          --
                                                                            ------------  ------------  ------------
Income (loss) from operations............................................       14.8          (7.9)         11.2
Interest and other income, net...........................................        0.7           0.7           1.0
                                                                            ------------  ------------  ------------
Income (loss) before taxes...............................................       15.5          (7.2)         12.2
Tax provision (benefit)..................................................        5.5          (6.2)          1.8
                                                                            ------------  ------------  ------------
Net income (loss)........................................................       10.0%         (1.0)%        10.4%
                                                                            ============  ============  ============

     Acquisition of TI Antifuse FPGA Business

     On March 31, 1995, the Company completed its acquisition of the antifuse FPGA business of Texas Instruments Incorporated ("TI"), the only second-source supplier of the Company's products, in a transaction accounted for using the purchase method. As consideration for the business acquired, the Company paid $10.0 million in cash and issued 1,000,000 shares of Series A Preferred Stock. The Preferred Stock was valued for purposes of the transaction at $18.9 million and is convertible into 2,631,578 shares of Common Stock. The Company expensed the in-process research and development acquired in the transaction, taking a pretax charge of $16.6 million against income in the first quarter of 1995. See
Note 13 of Notes to Consolidated Financial Statements. The Company allocated $4.4 million of the purchase price to intangible assets (i.e., the customer base and goodwill acquired), which are being amortized over five years. Amortization expense for the year ended December 31, 1996, was $0.9 million.

     As a result of the acquisition, the revenues of the business acquired from TI are included (beginning with the second quarter of 1995) in the net revenues of the Company. The Company assumed and subsequently fulfilled TI's backlog, which consisted primarily of lower-margin ACT 1 and ACT 2 products with average selling prices generally lower than those charged by the Company for comparable products. These product mix and average selling price influences negatively affected the Company's gross margin for 1995 and the absence of these influences positively affected the Company's gross margin for 1996. In addition, the Company ceased receiving royalties (which had no associated costs) from TI on sales of FPGAs following the acquisition. See Notes 3 and 13 of Notes to Consolidated Financial Statements.

     Net Revenues

     Net revenues for fiscal 1996 were $148.8 million, increasing 37% over net revenues for fiscal 1995. This compares with an increase in net revenues of 43% for fiscal 1995 over fiscal 1994. The Company's acquisition of TI's antifuse FPGA business had a negative influence on net revenues for the first quarter of 1995 and a positive effect on net revenues for subsequent quarters. Accordingly, the year-over-year growth rates in net revenues for both 1996 and 1995 are not indicative of future results.

     The Company derives its revenues primarily from the sale of FPGAs, which accounted for 97% of net revenues for 1996, compared with 95% for 1995 and 91% for 1994. The Company also derives revenues from the sale of development systems and receipt of royalties.

     Net revenues from the sale of FPGAs for 1996 increased 41% over net revenues from the sale of FPGAs for 1995. This compares with an increase of 50% in net revenues from the sale of FPGAs for 1995 over 1994. The growth in net revenues from the sale of FPGAs for 1996 over 1995 was due primarily to a 39% increase in unit sales coupled with a 7% increase in the overall average selling price of FPGAs. The increase in the overall average selling price of FPGAs for 1996 was due principally to proportionately greater unit sales of the Company's newer ACT 3, XL, DX, and RH product families, which generally command higher average selling prices than the Company's older ACT 1 and ACT 2 product families. The growth in net revenues from the sale of FPGAs for 1995 over 1994 was due primarily to a 67% increase in unit sales, which was offset in part by a decline of 10% in the overall average selling price of FPGAs. The decline in the overall average selling price of FPGAs for 1995 was due principally to TI's aggressive second-source pricing in the first quarter of 1995 and the subsequent fulfillment by the Company of TI's backlog of products with lower average selling prices.

     As is typical in the semiconductor industry, the average selling prices of the Company's products generally decline over the lives of such products. To increase revenues, the Company seeks to increase unit sales of existing products, principally by reducing prices, and to introduce and sell new products. No assurance can be given that these efforts will be successful.

     Over the last three fiscal years, sales to distributors have increased as a percentage of the Company's net revenues. The Company's principal distributors for 1996 were Wyle Electronics Marketing Group and Pioneer-Standard Electronics, Inc. in North America and Arrow Electronics, Inc. and Zeus Electronics (collectively, "Arrow") worldwide. The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:

                                            1996          1995          1994
                                        ------------  ------------  ------------
Wyle.................................        14%           14%           15%
Arrow................................        14            12             3
Pioneer..............................        11            11            15

Arrow was added as a distributor in June 1994. The Company generally does not recognize revenue on a sale to a distributor until the distributor resells the product to its customer.

     Sales to customers outside the United States for 1996, 1995, and 1994 accounted for 33%, 38%, and 32% of net revenues, respectively. Of these export sales, the largest portion was derived from European customers.

     Gross Margin

     Gross margin for 1996 was 57% of net revenues, compared with 52% of net revenues for 1995 and 56% of net revenues for 1994. The improvement in gross margin for 1996 over 1995 resulted primarily from the Company's acquisition of TI's FPGA business, which has positively influenced the Company's net revenues and overall average selling price. The Company's gross margin for 1996 also benefited from improved manufacturing yields; the generation of an increased percentage of net revenues from sales of the Company's newer product families, which command higher margins; and appreciation in the value of the United States dollar versus the Japanese yen, in which some of the Company's wafer purchases are denominated.

     The  decline  in  gross  margin  for  1995   compared  with  1994  resulted
principally from reduced average selling prices, due principally to TI's aggressive second-source pricing before the acquisition and the fulfillment by the Company of TI's backlog after the acquisition; increased costs for a significant portion of the Company's wafer supplies attributable to depreciation in the value of the United States dollar versus the Japanese yen; and reduced royalty revenue following the Company's acquisition of TI's FPGA business.

     The Company's gross margin for 1994 was adversely affected by stiff second-source competition from TI and a sharp drop in royalties, which have no associated costs.

     As is typical in the semiconductor industry, margins on the Company's products generally decline as the average selling prices of such products decline. The Company seeks to offset margin erosion by selling a higher percentage of new products, which tend to have higher margins than more mature products, and by reducing costs. The Company seeks to reduce costs by improving wafer yields, negotiating price reductions with suppliers, increasing the level and efficiency of its testing and packaging operations, achieving economies of scale by means of higher production levels, and increasing the number of die produced per wafer by shrinking the die size of its products. No assurance can be given that these efforts will be successful. The capability of the Company to shrink the die size of its FPGAs is dependent on the availability of more advanced manufacturing processes. Due to the custom steps involved in manufacturing antifuse FPGAs, the Company typically obtains access to new manufacturing processes later than its competitors using standard manufacturing processes.

     Research and Development

     Research and development expenditures for 1996 were $23.9 million, or 16% of net revenues, compared with $20.6 million, or 19% of net revenues, for 1995 and $14.4 million, or 19% of net revenues, for 1994. While research and development expenditures for 1996 increased by 16% compared with 1995, expenditures declined as a percentage of net revenues due to economies of scale resulting from the expanded scope of the Company's operations. The Company currently intends to boost the level of its expenditures to accelerate the introduction of new products. As a result, research and development expenditures may increase as a percentage of net revenues.

     The Company's research and development consists of circuit design, software development, and process technology activities. The Company believes that continued substantial investment in research and development is critical to maintaining a strong technological position in the industry and, therefore, expects to continue increasing its research and development expenditures. Since the Company's antifuse FPGAs are manufactured using a customized process, the Company's research and development expenditures will probably always be higher as a percentage of net revenues than that of its major competitors.

     Selling, General, and Administrative

     Selling, general, and administrative expenses for 1996 were $38.4 million, or 26% of net revenues, compared with $27.4 million, or 25% of net revenues, for 1995 and $19.7 million, or 26% of net revenues, for 1994. The increase in the rate of selling, general, and administrative spending for 1996 compared with 1995 resulted primarily from an increased level of sales and marketing activities in support of new products. The Company currently intends to continue its heightened level of sales and marketing activity in support of new products. In addition, the Company believes that its legal expenses will increase as a percentage of net revenues, principally because of the Company's continuing litigation with QuickLogic Corporation. See Note 12 of Notes to Consolidated Financial Statements. As a result, selling, general, and administrative expenditures may continue to increase as a percentage of net revenues.

     In-Process Research and Development

     The $16.6 million pretax charge for in-process research and development for 1995 resulted from a write-off taken in the first quarter of 1995 in connection with the Company's acquisition of TI's antifuse FPGA business. The value of the in-process research and development was established by an independent valuation specialist.

     Tax Provision

     The Company's effective tax rate for 1996 was 35%. Significant components affecting the effective tax rate include benefits of federal research and development credits, and the recognition of certain deferred tax assets subject to valuation allowances as of December 31, 1995.

     The Company recorded a credit for income taxes for 1995 due to the realization of deferred tax assets previously subject to valuation allowances. The Company recorded additional deferred tax assets of approximately $3.0 million related to the 1995 charge for acquired in-process research and development, the realization of which is dependent upon the generation of future taxable income.

     For 1994, the Company's provision for taxes was less than the U.S. statutory rate due primarily to the realization of tax net operating losses and tax credit carryforwards.

Financial Condition, Liquidity, and Capital Resources

     The Company's total assets were $136.7 million at the end of 1996, compared with $107.1 million at the end of 1995. The increase in total assets was attributable principally to the expanded scope of the Company's operations. The following table sets forth certain financial data from the Consolidated Balance Sheets expressed as the percentage change from the end of fiscal 1995 to the end of fiscal 1996:

                                                                                              Percentage Change
                                                                                              From 1995 to 1996
                                                                                          --------------------------
Cash, cash equivalents, and short-term investments.....................................              45.9%
Accounts receivable, net...............................................................              65.7
Inventories............................................................................              (3.2)
Property and equipment, net............................................................               1.9
Total assets...........................................................................              27.6
Total current liabilities..............................................................              29.3
Shareholders' equity...................................................................              36.2

     Cash, Cash Equivalents, and Short-Term Investments

     The Company's cash, cash equivalents, and short-term investments were $29.2 million at the end of 1996, compared with $20.0 million at the end of 1995. The amount of cash, cash equivalents, and short-term investments increased principally because of cash provided by operations, including net income of $14.9 million for 1996.

     In 1996, the Company made a final payment of approximately $2.9 million for an equity interest in Chartered Semiconductor Manufacturing Ltd ("Chartered Semiconductor"), a semiconductor manufacturer located in Singapore, and purchased an additional equity interest in Chartered Semiconductor, pursuant to a contractual right of first refusal, for approximately $0.7 million. See Note 5 of Notes to Consolidated Financial Statements. The Company presently has no material financial obligations to its current wafer suppliers. However, wafer manufacturers are increasingly demanding financial support from customers in the form of equity investments and advance purchase price deposits, which in some cases are substantial. Should the Company require additional capacity, it may be required to incur significant expenditures to secure such capacity.

     The Company believes that the availability of adequate financial resources is a substantial competitive factor. To take advantage of opportunities as they arise, or to withstand adverse business conditions should they occur, it may become prudent or necessary for the Company to raise additional capital. The Company intends to monitor the availability and cost of potential capital resources, including equity, debt, and off-balance sheet financing arrangements, with a view toward raising additional capital on terms that are acceptable to the Company. No assurance can be given that additional capital will become available on acceptable terms.

     Notwithstanding the foregoing, the Company believes that existing cash, cash equivalents, and short-term investments, together with cash from operations, will be sufficient to meet its cash requirements for 1997. A portion of available cash may be used for investment in or acquisition of complementary businesses, products, or technologies.

     Accounts Receivable

     The Company's net accounts receivable were $29.5 million at the end of 1996, compared with $17.8 million at the end of 1995. This increase of 66% in net accounts receivable compares unfavorably with the 37% increase in net revenues for 1996 compared with 1995. The Company believes that its net accounts receivable for 1996 increased more than net revenues principally because of a greater concentration of shipments at the end of 1996. In addition, the Company transitioned to a new management information system in the fourth quarter of 1996 and experienced difficulties in reconciling data between the old and the new systems during the transition, which resulted in some loss of collection efforts of accounts receivable.

     Inventories

     The Company's inventories were $26.8 million at the end of 1996, compared with $27.7 million at the end of 1995. Although inventories declined in 1996, they were still higher than desired at the end of 1996. Since the Company's FPGAs are manufactured using customized steps that are added to the standard manufacturing processes of its independent wafer suppliers, the Company's manufacturing cycle is longer and hence more difficult to adjust in response to changing demands or delivery schedules. The Company believes that it will take several more quarters to bring inventories back to a desired level, and no assurance can be given that its efforts will be successful. Excess inventories increase the risk of obsolescence, represent a non-productive use of capital resources, increase handling costs, and delay realization of the price and performance benefits associated with more advanced manufacturing processes.

     Property and Equipment

     The Company's net property and equipment was $16.0 million at the end of 1996, compared with $15.7 million at the end of 1995. The Company invested $7.8 million in property and equipment in 1996, compared with $10.1 million in 1995. Depreciation and amortization of property and equipment were $5.9 million for 1996, compared with $3.8 million for 1995. Capital expenditures during the past two years have been primarily for leasehold improvements and for engineering, manufacturing, and office equipment. The Company anticipates that capital expenditures will increase in 1997 due to increased levels of operations.

     Current Liabilities

     The Company's total current liabilities were $49.2 million at the end of 1996, compared with $38.1 million at the end of 1995. The increase in current liabilities was attributable principally to an increase of $8.2 million in deferred income on shipments to distributors, which in turn was due to the Company's increased level of operations.

     Shareholders' Equity

     Shareholders' equity was $69.4 million at the end of 1996, compared with $50.9 million at the end of 1995. The increase included net cash of $17.6 million from operating activities and net proceeds of $3.0 million from the sale of common stock under employee stock plans.

Employees

     At the end of 1996, the Company had 356 full-time employees, including 113 in marketing, sales, and customer support; 122 in research and development; 94 in operations; and 27 in administration and finance. This compares with 297 full-time employees at the end of 1995, an increase of 20%. Net revenues per employee was approximately $418,000 for 1996, compared with approximately $365,000 for 1995.

Impact of Recently Issued Accounting Standards

     In October 1995, the Financial Accounting Standards Board issued Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has elected to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and to adopt the "disclosure only" alternative described in FAS 123. See Note 9 of Notes to Consolidated Financial Statements.

Quarterly Information

     The following table presents certain unaudited quarterly results for each of the eight quarters in the period ended December 31, 1996. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and all necessary adjustments (consisting only of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and notes thereto. These quarterly operating results, however, are not necessarily indicative of the results for any future period.

                                                                             Three Months Ended
                                         ------------------------------------------------------------------------------------------
                                          Dec. 31,   Sept. 30,   June 30,   Mar. 31,    Dec. 31,   Sept. 30,   June 30,   Mar. 31,
                                            1996       1996        1996       1996        1995       1995        1995       1995
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
                                                                  (in thousands, except per share amounts)
Statements of Operations Data:
Net revenues...........................  $  39,027   $ 38,014   $   36,694  $  35,043  $   32,553  $  29,834  $   26,611  $  19,518
Cost of revenues.......................     16,381     16,164       16,105     15,769      15,234     14,416      13,243      9,624
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Gross profit...........................     22,646     21,850       20,589     19,274      17,319     15,418      13,368      9,894
Research and development...............      5,855      6,417        5,650      6,011       5,802      5,430       4,885      4,443
Selling, general, and administrative...     10,651      9,854        9,582      8,308       7,849      7,244       6,904      5,367
In-process research and development (1)         --         --           --         --          --         --          --     16,600
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Income (loss) from operations..........      6,140      5,579        5,357      4,955       3,668      2,744       1,579    (16,516)
Net income (loss)......................  $   4,153   $  3,905   $    3,606  $   3,277  $    3,878  $   2,935  $    1,683  $  (9,628)
Net income (loss) per share............  $    0.19   $   0.18   $     0.17  $    0.16  $     0.19  $    0.14  $     0.08  $   (0.56)
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========
Shares used in computing net income
  (loss) per share.....................     21,893     21,475       21,467     21,068      20,808     21,082      20,581     17,200
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========

                                                                             Three Months Ended
                                         ------------------------------------------------------------------------------------------
                                          Dec. 31,   Sept. 30,   June 30,   Mar. 31,    Dec. 31,   Sept. 30,   June 30,   Mar. 31,
                                            1996       1996        1996       1996        1995       1995        1995       1995
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
As a Percentage of Net Revenues:
Net revenues...........................    100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Cost of revenues.......................     42.0        42.5       43.9        45.0       46.8        48.3       49.8        49.3
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Gross margin...........................     58.0        57.5       56.1        55.0       53.2        51.7       50.2        50.7
Research and development...............     15.0        16.9       15.4        17.2       17.8        18.2       18.4        22.8
Selling, general, and administrative...     27.3        25.9       26.1        23.7       24.1        24.3       25.9        27.5
In-process research and development (1)     --          --          --         --          --         --          --         85.0
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Income (loss) from operations..........     15.7        14.7       14.6        14.1       11.3         9.2        5.9       (84.6)
Net income (loss)......................     10.6        10.3        9.8         9.4       11.9         9.8        6.3       (49.3)

------------------------------------------------------------------

    (1)   Represents  a  charge   incurred  in  connection  with  the  Company's
          acquisition of TI's FPGA business.

                                ACTEL CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1996          1995
                                                                                          ------------  ------------
                                                       ASSETS
Current assets:
   Cash and cash equivalents...........................................................   $      3,543  $     17,691
   Short-term investments..............................................................         25,626         2,296
   Accounts receivable, net............................................................         29,495        17,805
   Inventories.........................................................................         26,848        27,726
   Deferred income taxes...............................................................         16,677        10,304
   Other current assets................................................................          2,416         2,097
                                                                                          ------------  ------------
         Total current assets..........................................................        104,605        77,919
Property and equipment, net............................................................         15,973        15,674
Investment in Chartered Semiconductor..................................................         10,680         7,069
Other assets...........................................................................          5,454         6,457
                                                                                          ------------  ------------
                                                                                          $    136,712  $    107,119
                                                                                          ============  ============

                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable....................................................................   $      9,933  $     11,995
   Accrued salaries and employee benefits..............................................          5,967         3,108
   Other accrued liabilities...........................................................          5,922         3,735
   Deferred income.....................................................................         27,386        19,148
   Capital lease obligations...........................................................             --            66
                                                                                          ------------  ------------
         Total current liabilities.....................................................         49,208        38,052

Commitments and contingencies

Redeemable convertible preferred stock (Series A), $.001 par value, $25.00 liquidation
   preference; 1,000,000 shares authorized; 1,000,000 shares issued and outstanding....         18,147        18,147

Shareholders' equity:
   Preferred stock, $.001 par value; 4,000,000 shares authorized; none issued and
     outstanding.......................................................................             --            --
   Common stock, $.001 par value; 30,000,000 shares authorized; 17,991,503 and
     17,561,758 shares issued and outstanding at December 31, 1996 and 1995,
     respectively......................................................................             18            18
   Additional paid-in capital..........................................................         63,133        59,638
   Accumulated earnings (deficit)......................................................          6,206        (8,736)
                                                                                          ------------  ------------
         Total shareholders' equity....................................................         69,357        50,920
                                                                                          ------------  ------------
                                                                                          $    136,712  $    107,119
                                                                                          ============  ============


                                ACTEL CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1996          1995          1994
                                                                            ------------  ------------  ------------
Net revenues.............................................................   $    148,779  $    108,516  $     76,007
Costs and expenses:
   Cost of revenues......................................................         64,420        52,517        33,349
   Research and development..............................................         23,934        20,560        14,406
   Selling, general, and administrative..................................         38,395        27,364        19,699
   In-process research and development...................................             --        16,600            --
                                                                            ------------  ------------  ------------
         Total costs and expenses........................................        126,749       117,041        67,454
                                                                            ------------  ------------  ------------
Income (loss) from operations............................................         22,030        (8,525)        8,553
Interest expense.........................................................            (13)          (93)         (232)
Interest income and other, net...........................................          1,068           846           935
                                                                            ------------  ------------  ------------
Income (loss) before taxes...............................................         23,085        (7,772)        9,256
Tax provision (benefit)..................................................          8,147        (6,640)        1,389
                                                                            ------------  ------------  ------------
Net income (loss)........................................................   $     14,938  $     (1,132) $      7,867
                                                                            ============  ============  ============
Net income (loss) per share..............................................   $       0.70  $     (0.07)  $       0.45
                                                                            ============  ============  ============
Shares used in computing net income (loss) per share.....................         21,485        17,367        17,579
                                                                            ============  ============  ============

                                ACTEL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (in thousands, except share amounts)

                                                               Additional       Note      Accumulated       Total
                                                                 Paid-In     Receivable    Earnings/    Shareholders'
                                                Common Stock     Capital    from Officer   (Deficit)       Equity
                                                ------------  ------------  ------------  ------------  ------------
Balance at December 31, 1993.................   $         17  $     55,794  $       (113) $    (15,475) $     40,223
Issuance of 306,313 common shares under
   employee stock plans and exercise of
   warrants, net of repurchases..............             --         1,344            --            --         1,344
Repayment of note receivable from officer....             --            --           113            --           113
Securities valuation adjustment..............             --            --            --          (404)         (404)
Tax benefit from exercise of stock options...             --           168            --            --           168
Net income...................................             --            --            --         7,867         7,867
                                                ------------  ------------  ------------  ------------  ------------
Balance at December 31, 1994.................             17        57,306            --        (8,012)       49,311
Issuance of 455,393 common shares under
   employee stock plans......................              1         1,894            --            --         1,895
Securities valuation adjustment..............             --            --            --           408           408
Tax benefit from exercise of stock options...             --           438            --            --           438
Net loss.....................................             --            --            --        (1,132)       (1,132)
                                                ------------  ------------  ------------  ------------  ------------
Balance at December 31, 1995.................             18        59,638            --        (8,736)       50,920
Issuance of 429,745 common shares under
   employee stock plans......................             --         2,955            --            --         2,955
Securities valuation adjustment..............             --            --            --             4             4
Tax benefit from exercise of stock options...             --           540            --            --           540
Net income...................................             --            --            --        14,938        14,938
                                                ------------  ------------  ------------  ------------  ------------
Balance at December 31, 1996.................   $         18  $     63,133  $         --  $      6,206  $     69,357
                                                ============  ============  ============  ============  ============

                                ACTEL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1996          1995          1994
                                                                            ------------  ------------  ------------
Operating activities:
   Net income (loss).....................................................   $     14,938  $     (1,132) $      7,867
   Adjustments to reconcile  net income (loss) to net cash provided by operating activities:
     Depreciation and amortization.......................................          6,755         4,412         3,696
     In-process research and development.................................             --        16,600            --
     Changes in operating assets and liabilities:
       Accounts receivable...............................................        (11,690)       (4,973)       (3,658)
       Inventories.......................................................            878        (9,095)       (6,139)
       Deferred income taxes.............................................         (6,373)       (9,394)         (583)
       Other current assets..............................................           (319)        2,710           (93)
       Accounts payable and accrued liabilities..........................          5,140         8,058           438
       Deferred income...................................................          8,238        10,802         2,335
       Settlement payable................................................             --            --        (2,000)
                                                                            ------------  ------------  ------------
   Net cash provided by operating activities.............................         17,567        17,988         1,863

Investing activities:
   Purchase of TI FGPA business..........................................             --       (10,000)           --
   Purchases of property and equipment...................................         (7,786)      (10,111)       (5,638)
   Purchases of short-term investments...................................        (49,429)           --       (21,285)
   Sales and maturities of short-term investments........................         26,096        16,761        30,304
   Investment in Chartered Semiconductor.................................         (3,611)       (3,033)       (4,036)
   Other assets..........................................................            126        (2,629)          (10)
                                                                            ------------  ------------  ------------
   Net cash used in investing activities.................................        (34,604)       (9,012)         (665)

Financing activities:
   Sale of common stock, net of repurchases..............................          2,955         1,895         1,383
   Proceeds from line of credit..........................................             --         4,500            --
   Payments on line of credit............................................             --        (4,500)           --
   Repayment of note receivable from officer.............................             --            --           113
   Principal payments under notes payable and capital lease obligations..            (66)         (494)       (1,612)
                                                                            ------------  ------------  ------------
   Net cash provided by (used in) financing activities...................          2,889         1,401          (116)

Net increase (decrease) in cash and cash equivalents.....................        (14,148)       10,377         1,082
Cash and cash equivalents, beginning of year.............................         17,691         7,314         6,232
                                                                            ------------  ------------  ------------
Cash and cash equivalents, end of year...................................   $      3,543  $     17,691  $      7,314
                                                                            ============  ============  ============
Supplemental  disclosures of cash flows  information and non-cash investing and financing activities:
   Cash paid during the year for interest................................   $          2  $         88  $        225
   Cash paid during the year for taxes...................................         12,370         4,593         1,066
Tax benefits from exercise of stock options..............................            540           438           168
Preferred stock issued as partial consideration for the TI FPGA
   Business, net of estimated future issuance costs......................             --        18,147            --

                               ACTEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    Organization and Summary of Significant Accounting Policies

     Actel Corporation (the "Company") was incorporated under the laws of California on October 17, 1985. The Company designs, develops, and markets field programmable gate arrays ("FPGAs") and associated development system software and programming hardware. Net revenues from the sale of FPGAs accounted for 97% of the Company's net revenues for 1996, compared with 95% for 1995 and 91% for 1994. FPGAs are logic integrated circuits, which adapt the microprocessing and memory capabilities of electronic systems to specific applications. The
Company's operating results are therefore subject to a variety of risks characteristic of the semiconductor industry, including booking and shipment uncertainties, wafer yield fluctuations, and price erosion, as well as general economic conditions. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster. Information on the Company's sales by geographic area is included in Note 11.

     Advertising and Promotion Costs

     The Company's policy is to expense advertising and promotion costs as they are incurred. The Company's advertising and promotion expenses were approximately $3,595,000, $2,736,000, and $2,498,000 for 1996, 1995, and 1994,
respectively.

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company's fiscal year ends on the Sunday closest to December 31. Fiscal 1996, 1995, and 1994 ended on December 29, 1996, December 31, 1995, and January 1, 1995, respectively. For ease of presentation, December 31 has been utilized as the fiscal year-end in the consolidated financial statements and accompanying notes.

     Cash Equivalents, Short-Term Investments, and Fair Value of Financial Instruments

     For financial statement purposes, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents. Short-term investments consisted principally of municipal obligations in 1996 and principally of commercial paper, U.S. government obligations, and corporate obligations in 1995. Cash equivalents and short-term investments are recorded at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity. Fair values are estimated based on quoted market prices or pricing models using current market rates.

     The Company enters into foreign exchange forward contracts with financial institutions primarily to protect against currency exchange risks associated with certain firmly committed transactions. The fair value of foreign exchange forward contracts are based on quoted market prices. At December 31, 1996, a total of approximately $1,200,000 of foreign exchange forward contracts were outstanding. The difference between the fair value and cost of such foreign currency exchange forward contracts is not material. The Company does not hedge for speculative purposes.

     The Company believes that the dividend, redemption, and liquidation preferences of its outstanding shares of Series A Preferred Stock (which are described in Note 3) have nominal value and, therefore, that the shares of Series A Preferred Stock have a fair value that approximates the market value of the Common Stock into which the Series A Preferred Stock is convertible. The 1,000,000 shares of Series A Preferred Stock outstanding are convertible into an aggregate of 2,631,578 shares of Common Stock. The fair value of the Series A Preferred Stock is based on the underlying value of the Common Stock and discounted for the voting, registration, and marketability restrictions. At December 31, 1996, the fair value of the Series A Preferred Stock was approximately $49,474,000. See Note 13.

     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company invests in securities of A, A1, or P1 grade. The Company manufactures and sells its products to customers in diversified industries. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. Three of the Company's domestic distributors accounted for approximately 14%, 14%, and 11% of the Company's net revenues for 1996. The same three domestic distributors accounted in the aggregate for approximately 37% of the Company's net revenues for 1995 and 33% for 1994.

     Impact of Recently Issued Accounting Standards

     In October 1995, the Financial Accounting Standards Board issued Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has elected to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and to adopt the "disclosure only" alternative described in FAS 123.

     Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Given the volatility of the market for the Company's products, the Company makes inventory provisions for potentially excess and obsolete inventory based on backlog and forecast demand. However, such backlog demand is subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such backlog and forecast demand, and such differences may be material to the financial statements. Excess inventories increase the risk of obsolescence, represent a non-productive use of capital resources, increase handling costs, and delay realization of the price and performance benefits associated with more advanced manufacturing processes.

     Long-Lived Assets

     In the first quarter of 1996, the Company adopted Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Disposed Of" ("FAS 121"). FAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company evaluates the net realizable value of long-lived assets each quarter on the basis of discounted cash flows in accordance with FAS 121 and to date has found no impairment.

     Net Income (Loss) Per Share

     Net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares from redeemable convertible preferred stock (using the if-converted method) and from stock options and warrants (using the treasury stock method). Shares used in computing net loss per share for 1995 excludes common equivalent shares because the effect of their inclusion would be anti-dilutive. Fully diluted shares have not been presented as part of the consolidated financial statements because the difference is insignificant.

     Off-Balance-Sheet Risk

     The Company enters into foreign exchange contracts to hedge firm purchase commitments denominated in foreign currencies. Gains and losses on the contracts adjust the cost basis in the goods purchased. At December 31, 1996, the Company had foreign exchange contracts maturing in January and February 1997 to purchase Japanese yen for approximately $1,200,000 at an average rate of 109 yen per dollar.

     In addition, the Company had approximately $883,000 outstanding under a standby letter of credit at December 31, 1996.

     Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation. Depreciation and amortization have been provided on a straight-line basis over the following estimated useful lives:

Equipment......................................   2 to 5 years
Furniture and fixtures.........................   3 to 5 years
Leasehold improvements.........................   Estimated useful life or lease
                                                  term, whichever is shorter

     Revenue Recognition

     Revenue from product shipped to customers is generally recorded at the time of shipment. Revenue related to products shipped subject to customers' evaluation is recognized upon final acceptance. Shipments to distributors are made under agreements allowing certain rights of return and price protection on unsold merchandise. For that reason, the Company defers recognition of revenues and related cost of revenues on sales of products to distributors until such products are sold by the distributor. Royalty income is recognized upon the sale of products subject to royalties.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

2.   Balance Sheet Detail

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1996          1995
                                                                                          ------------  ------------
                                                                                                (in thousands)
Accounts receivable:
    Trade accounts receivable..........................................................   $     30,128  $     18,372
    Allowance for doubtful accounts....................................................           (633)         (567)
                                                                                          ------------  ------------
                                                                                          $     29,495  $     17,805
                                                                                          ============  ============
 Inventories:
    Purchased parts and raw materials..................................................   $      1,792  $      1,357
    Work-in-process....................................................................         17,080        18,326
    Finished goods.....................................................................          7,976         8,043
                                                                                          ------------  ------------
                                                                                          $     26,848  $     27,726
                                                                                          ============  ============
 Property and equipment:
    Equipment..........................................................................   $     27,539  $     25,512
    Furniture and fixtures.............................................................          2,088         1,603
    Leasehold improvements.............................................................          4,210         2,402
                                                                                          ------------  ------------
                                                                                                33,837        29,517
    Accumulated depreciation and amortization..........................................        (17,864)      (13,843)
                                                                                          ------------  ------------
                                                                                          $     15,973   $    15,674
                                                                                          ============  ============

     Depreciation  expense  was  approximately   $5,879,000,   $3,755,000,   and
$3,696,000 for 1996, 1995, and 1994, respectively.

3.   Purchase of TI FPGA Business

     On February 12, 1995, the Company entered into an Asset Purchase Agreement with Texas Instruments Incorporated ("TI") under which TI agreed to convey to the Company all tangible and intangible assets and intellectual property rights necessary to operate TI's antifuse FPGA business (the "TI FPGA Business"). The acquisition was completed on March 31, 1995, in a transaction accounted for as a purchase. The Company acquired approximately $9,100,000 of inventory, prepaid research and development, and other credits receivable. The Company also acquired certain fixed assets used in the TI FPGA Business. Beginning with the second quarter of 1995, the Company's net revenues included the revenues of the TI FPGA Business, but no longer included royalties from TI.

     As consideration for the TI FPGA Business, the Company assumed certain liabilities, paid $10,000,000 in cash, and issued 1,000,000 shares of Series A Preferred Stock (valued at approximately $18,947,000 for purposes of the transaction), which are convertible into 2,631,578 shares of Common Stock. See
Note 13. The total purchase price booked by the Company was approximately $28,947,000, of which approximately $16,600,000 of in-process research and development was charged against income in the first quarter of 1995. The amount was established by an independent valuation specialist. The remaining amount of consideration, approximately $4,400,000, represents the valuation of the customer base and goodwill acquired, was allocated to intangible assets, and is being amortized over a five-year period. Amortization expense for the year ended December 31, 1996, was $876,000.

     The following unaudited pro forma results of operations for 1995 are as if the acquisition of the TI FPGA Business had occurred as of the beginning of 1995, and includes certain estimated adjustments, including amortization of intangibles, lost interest income, and utilization of prepaid research and development. The pro forma information excludes the one-time write-off of approximately $16,600,000 of in-process research and development and tax benefits. The pro forma information has been prepared for comparative purposes only and does not purport to be indicative of what operating results would have been if the acquisition had actually taken place at the beginning of 1995 or of future operating results.

                                                                   Year Ended
                                                               December 31, 1995
                                                               -----------------
Net revenues..... ..........................................   $     115,555,000
Net income..................................................          11,039,000
Earnings per share..........................................                0.53

     Foundry Credit

     Under the Asset Purchase Agreement, TI agreed to provide the Company with $5,375,000 of inventory and $6,000,000 of credit toward the purchase of additional inventory (the "Foundry Credit"). The Foundry Credit was first to be applied to any inventory transferred by TI in excess of $5,375,000. Any balance was then to be applied as a 10% reduction against the Company's future payment obligations under the Supply Agreement between the parties dated April 1, 1995, pursuant to which TI agreed to provide foundry services to the Company for three years. After applying the Foundry Credit to the inventory received from TI, the Company recorded approximately $2,400,000 as "Other Current Assets" to be applied as a 10% reduction against the cash due on future inventory purchases under the Supply Agreement. As of December 31, 1996, the Foundry Credit balance was approximately $500,000.

     Research and Development Credit

     In connection with the Company's acquisition of the TI FPGA Business, the parties entered into a Development Agreement dated April 1, 1995, under which TI agreed to perform certain development work for the Company and granted to the Company a credit (the "R&D Credit") to fund the development activities. The Company estimated that the value of the R&D Credit to the Company at the time of the acquisition was $1,000,000, which the Company recorded as prepaid Research and Development. As of December 31, 1996, the R&D Credit was zero.

     Rights, Preferences, and Privileges of Series A Preferred Stock

     Currently, TI is the only holder of Series A Preferred Stock. Holders of Series A Preferred Stock are entitled to receive, when, as, and if declared by the Board of Directors and subject to the rights of outstanding shares of any other series of Preferred Stock, non-cumulative dividends at a rate determined by the Board, prior to any payment of dividends to the holders of Common Stock; provided, however, that dividends may be paid on shares of the Common Stock if dividends shall have been concurrently paid on all shares of Series A Preferred Stock in an amount per share equal to the aggregate dividends that would be then payable in respect of the number of shares of Common Stock into which a share of Series A Preferred Stock is then convertible. The Series A Preferred Stock may be converted into Common Stock at any time at the option of the holder. Each share of Series A Preferred Stock may be converted into 2.631578 shares of Common Stock. Shares of Series A Preferred Stock must be redeemed by the
Company, in whole or in part, at the election of the holder thereof, in the event of certain mergers or change in control transactions occurring prior to April 1, 1997, for $25 per share (which is equal to $9.50 per share of underlying Common Stock) plus any accrued or declared and unpaid dividends.
Holders of Series A Preferred Stock have a liquidation preference of $25 per share plus any accrued or declared and unpaid dividends. In the event of the liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive such amount before any payment may be made to the holders of Common Stock. The approval of the holders of a majority of the Series A Preferred Stock is required for any amendment to the Company's Articles of Incorporation or Bylaws that would adversely change or alter the rights, preferences, or privileges of the Series A Preferred Stock, increase or decrease the authorized number of shares of Series A Preferred Stock, or provide for the creation of any new class or series of shares with dividend or liquidation rights superior to or on parity with the Series A Preferred Stock. On all other matters submitted for a vote of the Company's shareholders, and except as otherwise required by law, the holders of Series A Preferred Stock shall not be entitled to vote. See Note 13.

4.   Investments

     Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1996, all debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income and other.

     The following is a summary of available-for-sale securities at December 31, 1996 and 1995:

                                                                              Gross         Gross
                                                                            Unrealized    Unrealized    Estimated
                                                                 Cost         Gains         Losses     Fair Values
                                                             ------------  ------------  ------------  ------------
                                                                                 (in thousands)
December 31, 1996
   Municipal obligations included in short-term
     investments and cash equivalents......................  $     25,618  $          8  $         --  $     25,626
                                                             ============  ============  ============  ============
December 31, 1995
   U.S. government obligations.............................  $      8,422  $          5  $         (1) $      8,426
   Commercial paper........................................         3,978            --            --         3,978
   Other...................................................         3,000            --            --         3,000
                                                             ------------  ------------  ------------  ------------
   Amounts included in short-term investments and cash
     equivalents...........................................  $          5  $         (1) $     15,404  $     15,400
                                                             ============  ============  ============  ============

     There were no realized gains or losses in 1996. Gross realized gains and (losses) were approximately $4,000 and ($8,000), respectively, for 1995.

     The adjustments to net unrealized gains and (losses) on investments included as a separate component of shareholders' equity totaled approximately $4,000 and $408,000 for 1996 and 1995, respectively.

     The expected maturities of the Company's investments at December 31, 1996, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

 Available-for-sale (in thousands):
    Due in one year or less......................................   $      3,921
    Due after one year...........................................         21,705
                                                                    ------------
                                                                    $     25,626
                                                                    ============

5.   Investment in Chartered Semiconductor

     In February 1994, the Company entered into an agreement to invest approximately $10,000,000 in Chartered Semiconductor Manufacturing Ltd ("Chartered Semiconductor"), a semiconductor company located in Singapore. Under the terms of the agreement, the Company has acquired an equity interest in Chartered Semiconductor of less than 2%. The investment was payable in Singapore dollars, with the initial installment of approximately $2,000,000 paid in March 1994, the second installment of approximately $2,000,000 paid in September 1994, the third installment of approximately $3,000,000 paid in March 1995, and the last installment of approximately $2,900,000 paid in January 1996. In 1996, the Company purchased an additional equity interest in Chartered Semiconductor, pursuant to a contractual right of first refusal, for approximately $698,000.

6.   Line of Credit

     The Company has a line of credit with a bank that provides for borrowings not to exceed $10,000,000. The agreement contains covenants that require the Company to maintain certain financial ratios and levels of net worth. As of December 31, 1996, the Company was in compliance with the covenants for the line of credit. Borrowing against the line of credit bear interest at the bank's prime rate. There were no borrowings against the line of credit at December 31, 1996. The line of credit, which expires in May 1997, may be terminated by either party upon not less than thirty days' prior written notice.

7.   Commitments

     The Company leases its facilities and certain equipment under non-cancellable lease agreements. The principal facility lease expires in June 1998, and provides for two consecutive five-year renewal options. The equipment leases are accounted for as operating leases. The lease terms expire at various dates through September 2001. All of these leases require the Company to pay property taxes, insurance, and maintenance and repair costs. During 1996, the Company satisfied all of its capital lease obligations. Assets recorded under capital leases as of December 31, 1995, were as follows:

Equipment, furniture, and fixtures...............................   $      1,260
Accumulated depreciation and amortization.......................         (1,113)
                                                                    ------------
                                                                    $        147
                                                                    ============

     Future minimum lease payments under all non-cancellable leases are as follows:

                                                                     Operating
                                                                       Leases
                                                                    ------------
1997.............................................................   $      1,988
1998.............................................................          1,373
1999.............................................................            804
2000.............................................................            682
2001.............................................................            455
                                                                    ------------
Total minimum lease payments.....................................   $      5,302
                                                                    ============

     Rental  expense  under  operating  leases  was  approximately   $1,615,000,
$1,193,000,   and   $967,000   for   1996,   1995,   and   1994,   respectively.

8.   Retirement Plan

     Effective December 10, 1987, the Company adopted a tax deferred savings plan for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect each quarter to have salary reduction contributions made to the plan. The Company may make contributions to the plan at the discretion of the Board of Directors. To date, no contributions have been made by the Company.

9.   Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related
Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock Based Compensation" ("FAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized.

     Stock Option Plans

     The Company has adopted stock options plans under which officers and employees may be granted either incentive stock options or nonqualified options to purchase the Company's common shares. As of December 31, 1996, 6,497,747 shares of common stock were reserved for issuance under these plans. On January 5, 1996, the Compensation Committee of the Board of Directors authorized the Company to exchange stock options granted under these plans and having an exercise price greater than $10.625 for options with an exercise price of $10.625 (the fair market value of the Company's stock on January 5, 1996). Under the terms of this stock option repricing, no portion of any repriced option was exercisable until July 5, 1996. Options representing the right to purchase a total of 1,093,639 shares of common stock were repriced.

     The Company has also adopted a Directors' Stock Option Plan, under which directors who are not employees of the Company may be granted nonqualified options to purchase the Company's common shares. As of December 31, 1996, 110,000 shares of common stock were reserved for issuance under such plan.

     The Company grants stock options under its plans at a price equal to the fair value of the Company's common stock on the date of grant. Subject to continued service, options generally vest over a period of four years and expire ten years from the date of grant.

     The following table summarizes the Company's stock option activity and related information for the three years ended December 31, 1996:

                                             1996                        1995                        1994
                                  --------------------------  --------------------------  --------------------------
                                                   Weighted                    Weighted                    Weighted
                                                    Average                     Average                     Average
                                    Number of      Exercise      Number of     Exercise      Number of     Exercise
                                     Shares          Price         Shares        Price         Shares        Price
                                  -------------  -----------  --------------  ----------  --------------  ----------
Outstanding at January 1.......       2,506,331  $    10.17        1,588,565  $     6.42       1,222,864  $     4.79
Granted........................       2,633,911        14.24       1,315,860       12.96         603,209        8.34
Exercised......................        (204,344)        6.60        (270,365)       2.25        (149,530)       1.32
Cancelled......................      (1,393,062)       12.79        (127,729)       8.99         (87,978)       5.64
                                  -------------  -----------  --------------  ----------  --------------  ----------
Outstanding at December 31.....       3,542,836        12.38       2,506,331       10.17       1,588,565        6.42
                                  =============  ===========  ==============  ==========  ==============  ==========

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                                                         December 31, 1996
                                                --------------------------------------------------------------------
                                                          Options Outstanding                 Options Exercisable
                                                ----------------------------------------   -------------------------
                                                                 Weighted
                                                                 Average      Weighted                    Weighted
                                                                Remaining     Average                     Average
                                                  Number of      Contract     Exercise      Number of     Exercise
           Range of Exercise Prices                 Shares         Life        Price          Shares       Price
---------------------------------------------    -----------   ----------   ------------   -----------  ------------
$    1.80    -  $   7.63.....................        485,160   6.75 years   $       6.06       236,139  $       4.51
     8.00    -     10.50.....................        534,794   7.32                 8.69       190,342          8.61
                   10.63.....................      1,023,910   9.01                10.63       246,687         10.63
    11.75    -     14.88.....................        803,052   9.42                14.51        15,520         14.01
    15.00    -     22.50.....................        695,920   9.40                19.74         3,256         15.80
     1.80    -     22.50.....................      3,542,836   8.61                12.38       691,944          8.09

The weighted-average grant-date fair value of options granted during 1996 and 1995 were $4.92 and $6.11, respectively.

     Employee Stock Purchase Plan

     The Company has adopted an Employee Stock Purchase Plan (the "ESPP"), under which eligible employees may designate not more than 10% of their cash compensation to be deducted each pay period for the purchase of common stock (up to a maximum of $25,000 worth of common stock in any year). As of December 31, 1996, 900,000 shares of common stock were reserved for issuance under the ESPP. The ESPP is administered over offering periods of up to 24 months each, with each offering period divided into four consecutive six-month purchase periods beginning August 1 and February 1 of each year. On the last business day of each purchase period, shares of common stock are purchased with employees' payroll deductions accumulated during the six months at a price per share equal to 85% of the market price of the common stock on the first day of the applicable offering period or the last day of the purchase period, whichever is lower. There were 225,401 and 185,028 shares issued under the ESPP in 1996 and 1995, respectively, and 346,284 remained available for issuance as of December 31, 1996.

     Pro Forma Disclosures

     Pro forma information regarding net income/(loss) and net income/(loss) per share is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.84% and 6.55%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 50%; and a weighted average expected life of the options of four years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                       Year Ended December 31,
                                                     --------------------------
                                                          1996          1995
                                                     ------------  ------------
                                                     (in thousands, except per
                                                            share amounts)

Pro forma net income (loss).......................   $     10,452  $     (2,780)
Pro forma earnings (loss) per share...............           0.50         (0.16)

Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until subsequent years. The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.

10.  Tax Provision (Benefit)

     The tax provision (benefit) consists of:

                                                                                          December 31,
                                                                            ----------------------------------------
                                                                                1996          1995          1994
                                                                            ------------  ------------  ------------
                                                                                         (in thousands)

Federal - current........................................................   $     12,150  $      4,113  $      1,480
Federal - deferred.......................................................         (5,571)       (8,977)         (910)
State - current..........................................................          2,460         1,149           694
State - deferred.........................................................         (1,089)       (3,044)           --
Foreign - current........................................................            197           119           125
                                                                            ------------  ------------  ------------
                                                                            $      8,147  $     (6,640) $      1,389
                                                                            ============  ============  ============

     The  tax  provision   (benefit)   reconciles  to  the  amount  computed  by
multiplying  income  (loss)  before tax by the U.S.  statutory  rate as follows:

                                                                                          December 31,
                                                                            ----------------------------------------
                                                                                1996          1995          1994
                                                                            ------------  ------------  ------------
                                                                                         (in thousands)

Provision (benefit) at statutory rate....................................   $      8,079  $     (2,719) $      3,147
Benefit of operating loss carryforward...................................             --            --        (1,620)
Change in valuation allowance............................................           (432)       (2,396)         (679)
Federal research credits.................................................           (425)         (937)         (300)
State taxes, net of federal benefit......................................            891          (813)          459
Other....................................................................             34           225           382
                                                                            ------------  ------------  ------------
Tax provision (benefit)..................................................   $      8,147  $     (6,640) $      1,389
                                                                            ============  ============  ============

     Significant components of the Company's deferred tax assets and liabilities
for     federal     and    state     income     taxes     are    as     follows:

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1996          1995
                                                                                          ------------  ------------
                                                                                                (in thousands)
Deferred tax assets:
        Distributor reserve............................................................   $     11,033  $      7,682
        Charge for in-process research expenses........................................          5,962         6,411
        Inventories....................................................................          3,293         1,716
        Other, net.....................................................................          2,453         1,170
                                                                                          ------------  ------------
                                                                                                22,741        16,979
        Valuation allowance............................................................         (3,046)       (3,478)
                                                                                          ------------  ------------
                Net deferred tax assets................................................   $     19,695  $     13,501
                                                                                          ============  ============

Deferred tax liabilities:
        Depreciation...................................................................   $        104  $        570
                                                                                          ------------  ------------
                Net deferred tax liabilities...........................................   $        104  $        570
                                                                                          ============  ============

The valuation allowance decreased by approximately $2,396,000 during 1995.

11.  Industry and Geographic Information

     The Company operates in a single industry segment. The Company markets its products in the United States and in foreign countries through its sales personnel, independent sales representatives, and distributors. The Company's geographic sales are as follows:

                                                               Year Ended December 31,
                                  ----------------------------------------------------------------------------------
                                             1996                        1995                        1994
                                  --------------------------  --------------------------  --------------------------
                                                          (in thousands, except percentages)

United States..................   $     99,131       67%      $     67,156       62%      $     51,951       68%
Export:
     Europe....................         26,105       18             18,706       17             10,626       14
     Japan.....................         15,340       10             13,238       12              9,070       12
     Other international.......          8,203        5              9,416        9              4,360        6
                                  ------------  ------------  ------------  ------------  ------------  ------------
                                  $    148,779      100%      $    108,516      100%      $     76,007      100%
                                  ============  ============  ============  ============  ============  ============

12.  Patent Infringement

     In January 1994, the Company brought a patent infringement lawsuit against QuickLogic Corporation ("QuickLogic"), which in turn brought a patent infringement counterclaim against the Company in May 1995. The parties are currently engaged in discovery and motion proceedings. Although the Company believes that it has meritorious claims and defenses in this matter, and that its resolution will not have a materially adverse effect on the Company's business, financial position, or results of operations, no assurance can be given to that effect.

     As is typical in the semiconductor industry, the Company has been and expects to be from time to time notified of claims that it may be infringing patents owned by others. No assurance can be given that such claims against the Company will not result in litigation. All litigation, whether or not determined in favor of the Company, can result in significant expense to the Company and can divert the efforts of the Company's technical and management personnel from productive tasks.

     Although the Company has obtained patents covering elements of its circuit architecture and certain techniques for manufacturing its antifuse, no assurance can be given that the Company's patents will be determined to be valid or that the claims of QuickLogic or any assertions of infringement by other parties (or claims for indemnity from customers resulting from any infringement claims) will not succeed. In the event of an adverse ruling in the QuickLogic case or any other litigation involving intellectual property, the Company could suffer significant (and possibly treble) monetary damages. The Company may also be required to discontinue the use of certain processes; cease the manufacture, use, and sale of infringing products; expend significant resources to develop non-infringing technology; or obtain licenses under patents that it is infringing. Any of these outcomes could have a materially adverse effect on the Company's business, financial condition, and/or results of operations.

12.  Subsequent Event

     On March 12, 1997, TI converted all of the outstanding shares of Series A Preferred Stock into 2,631,578 shares of Common Stock.


                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS

ACTEL CORPORATION



     We have audited the accompanying consolidated balance sheets of Actel Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Actel Corporation at December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        /s/ Ernst & Young LLP

San Jose, California
March 14, 1997

                                  STOCK LISTING

     Actel's common stock has been traded on the over-the-counter market since the Company's initial public offering (IPO) on August 2, 1993, and is quoted on the NASDAQ National Market System under the symbol "ACTL." The Company has never paid cash dividends on its common stock and has no present plans to do so.

     On March 12, 1997, there were 317 shareholders of record. Since many shareholders have their shares held of record in the name of their brokerage firm, the actual number of shareholders is estimated by the Company to be about 4,800.

     During the last two years, the quarterly high and low sale prices for the common stock were:

                       1996                                High          Low
---------------------------------------------------   ------------  ------------
First Quarter......................................   $     17.125  $      9.00
Second Quarter.....................................         21.875        14.50
Third Quarter......................................         20.25         12.375
Fourth Quarter.....................................         24.625        16.25

                       1997                                High          Low
---------------------------------------------------   ------------  ------------
First Quarter......................................   $     13.875  $      8.00
Second Quarter.....................................         14.875        10.125
Third Quarter......................................          21.00        12.375
Fourth Quarter.....................................          18.375       10.25