Form 10-K, Exhibit 13
period 1997-12-28
ACTEL CORP
filed 1998-03-31
CIK 907687

ACTEL CORPORATION

                                       SELECTED CONSOLIDATED FINANCIAL DATA
                                       (in thousands, except per share data)

                                                                      Year Ended December 31,
                                                --------------------------------------------------------------------
                                                    1997          1996          1995          1994          1993
                                                ------------  ------------  ------------  ------------  ------------
Statements of Operations Data:
Net revenues................................    $    155,858  $    148,779  $    108,516  $     76,007  $     59,598
Costs and expenses:
   Cost of revenues.........................          64,244        64,420        52,517        33,349        26,389
   Research and development.................          26,465        23,934        20,560        14,406        10,953
   Selling, general, and administrative.....          41,194        38,395        27,364        19,699        16,708
   In-process R&D (1).......................              --            --        16,600            --            --
                                                ------------  ------------  ------------  ------------  ------------
         Total costs and expenses...........         131,903       126,749       117,041        67,454        54,050
                                                ------------  ------------  ------------  ------------  ------------
Income (loss) from operations...............          23,955        22,030        (8,525)        8,553         5,548
Interest expense............................              --           (13)          (93)         (232)         (559)
Interest income and other, net..............           1,842         1,068           846           935           569
                                                ------------  ------------  ------------  ------------  ------------
Income (loss) before taxes..................          25,797        23,085        (7,772)        9,256         5,558
Tax provision (benefit).....................           9,029         8,147        (6,640)        1,389           555
                                                ------------  ------------  ------------  ------------  ------------
Net income (loss)...........................    $     16,768  $     14,938  $     (1,132) $      7,867  $      5,003
                                                ============  ============  ============  ============  ============
Net income (loss) per share:
   Basic (2)................................    $       0.82  $       0.84  $     (0.07)  $       0.46  $       0.33
                                                ============  ============  ============  ============  ============
   Diluted (2)..............................    $       0.76  $       0.70  $     (0.07)  $       0.45  $       0.32
                                                ============  ============  ============  ============  ============
Shares used in computing net income (loss) per share:
   Basic....................................          20,370        17,826        17,367        16,995        15,086
                                                ============  ============  ============  ============  ============
   Diluted..................................          21,968        21,485        17,367        17,579        15,811
                                                ============  ============  ============  ============  ============

                                                                            December 31,
                                                --------------------------------------------------------------------
                                                    1997          1996          1995          1994          1993
                                                ------------  ------------  ------------  ------------  ------------
 Consolidated Balance Sheet Data:
 Working capital............................    $     76,279  $     55,397  $     39,867  $     35,971  $     32,330
 Total assets...............................         159,994       136,712       107,119        67,855        61,130
 Long-term obligations (3)..................              --            --            --            72           926
 Convertible preferred stock (4)............              --        18,147        18,147            --            --
 Total shareholders' equity.................         109,010        69,357        50,920        49,311        40,223

-----------------------------------------------------------

   (1) Represents a charge for in-process research and development incurred in the first quarter of 1995 in connection with the Company's acquisition of the field programmable gate array business of Texas Instruments Incorporated ("TI").

   (2) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See Notes 1 and 13 of Notes to Consolidated Financial Statements for further discussion of earnings per share and the impact of Statement No. 128.

   (3)      Includes   long-term   portion  of  notes  payable,   capital  lease
            obligations, and settlement payable.

   (4) Represents redeemable, convertible preferred stock issued to TI in connection with the Company's acquisition of TI's field programmable gate array business. On March 12, 1997, TI converted the Series A Preferred Stock into 2,631,578 shares of Common Stock.

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

Results of Operations

     The following table sets forth certain financial data from the Consolidated Statements of Operations expressed as a percentage of net revenues:

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
Net revenues............................................................       100.0%        100.0%        100.0%
Cost of revenues........................................................        41.2          43.3          48.4
                                                                            ------------  ------------  ------------
Gross margin............................................................        58.8          56.7          51.6
Research and development................................................        17.0          16.1          19.0
Selling, general, and administrative....................................        26.4          25.8          25.2
In-process research and development.....................................         --            --           15.3
                                                                            ------------  ------------  ------------
Income (loss) from operations...........................................        15.4          14.8          (7.9)
Interest and other income, net..........................................         1.2           0.7           0.7
                                                                            ------------  ------------  ------------
Income (loss) before taxes..............................................        16.6          15.5          (7.2)
Tax provision (benefit).................................................         5.8           5.5          (6.2)
                                                                            ------------  ------------  ------------
Net income (loss).......................................................        10.8%         10.0%         (1.0)%
                                                                            ============  ============  ============

The Company's fiscal year ends on the Sunday closest to December 31. Fiscal 1997, 1996, and 1995 ended on December 28, 1997, December 29, 1996, and December 31, 1995, respectively. For ease of presentation, December 31 has been utilized as the fiscal year-end for all years.

     Acquisition of TI Antifuse FPGA Business

     On March 31, 1995, the Company completed its acquisition of the antifuse FPGA business of Texas Instruments Incorporated ("TI"), the only second-source supplier of the Company's products, in a transaction accounted for using the purchase method. As consideration for the business acquired, the Company paid $10.0 million in cash and issued 1,000,000 shares of Series A Preferred Stock. The Preferred Stock was valued for purposes of the transaction at $18.9 million and was converted on March 12, 1997, into 2,631,578 shares of Common Stock. The Company expensed the in-process research and development acquired in the transaction, taking a pretax charge of $16.6 million against income in the first quarter of 1995. The Company allocated $4.4 million of the purchase price to intangible assets (i.e., the customer base and goodwill acquired), which are being amortized over five years. Amortization expense was $877,000, $876,000, and $657,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

     As a result of the acquisition, the revenues of the business acquired from TI are included (beginning with the second quarter of 1995) in the net revenues of the Company. The Company assumed and subsequently fulfilled TI's backlog, which consisted primarily of lower-margin ACT 1 and ACT 2 products with average selling prices generally lower than those charged by the Company for comparable products. These product mix and average selling price influences negatively affected the Company's gross margin for 1995 and the absence of these influences positively affected the Company's gross margin in subsequent quarters. In addition, the Company ceased receiving royalties (which had no associated costs) from TI on sales of FPGAs following the acquisition. See Note 3 of Notes to Consolidated Financial Statements.

     Net Revenues

     Net revenues for fiscal 1997 were $155.9 million, an increase of 5% over net revenues for fiscal 1996. This compares with an increase in net revenues of 37% for fiscal 1996 over fiscal 1995. The Company's acquisition of TI's antifuse FPGA business had a negative influence on net revenues for the first quarter of 1995 and a positive effect on net revenues for subsequent quarters. Accordingly, the year-over-year growth rates in net revenues are not necessarily indicative of future results.

     The Company derives its revenues primarily from the sale of FPGAs, which accounted for 98% of net revenues for 1997, compared with 97% for 1996 and 95% for 1995. The Company also derives revenues from the sale of development systems and receipt of royalties.

     Net revenues from the sale of FPGAs for 1997 increased 6% over net revenues from the sale of FPGAs for 1996. This compares with an increase of 41% in net revenues from the sale of FPGAs for 1996 over 1995. The growth in net revenues from the sale of FPGAs for 1997 over 1996 was due primarily to a 3% increase in unit sales coupled with a 2% increase in the overall average selling price of FPGAs. The growth in net revenues from the sale of FPGAs for 1996 over 1995 was due primarily to a 39% increase in unit sales coupled with a 7% increase in the overall average selling prices of FPGAs. The increase in unit sales of FPGAs for 1996 was due principally to the Company's acquisition of TI's antifuse FPGA business. The increases in the overall average selling price of FPGAs for 1997 and 1996 was due principally to proportionately greater unit sales of the Company's newer (ACT 3, XL, DX, and RH) product families, which generally command higher average selling prices than the Company's older (ACT 1 and ACT 2) product families.

     Net revenues from the sale of FPGAs for the second half of 1997 declined from the first half of 1997. This decline occurred in the Company's business for both commercial and high-reliability (or HiRel) FPGAs. Commercial FPGAs are processed using the Company's standard testing, screening, and packaging procedures. In 1997, the Company's HiRel business consisted of military and radiation-hardened (or RH) FPGAs. Military FPGAs undergo special or extended testing, screening, and packaging procedures. RH FPGAs are purchased by the Company from Lockheed Martin Federal Systems, which has a proprietary process that makes RH products radiation-hardened without special testing, screening, or packaging. Orders for military and RH products tend to be large but irregular, and hence difficult to predict. While the Company believes that the demand for HiRel FPGAs should rebound eventually, no assurance to that effect can be given. The Company further believes that its commercial business will resume a pattern of growth as new products are introduced and designed into systems and those systems come into production. The Company introduced a new family of products
(MX) in the second half of 1997 and currently expects to introduce another new family (SX) in the first half of 1998. Since design wins take time and design cycles are lengthy, the Company views the introduction of new products and technologies as having an impact on revenues in the medium- to long-term.

     As is typical in the semiconductor industry, the average selling prices of the Company's products generally decline over the lives of such products. To increase revenues, the Company seeks to increase unit sales of existing products, principally by reducing prices, and to introduce and sell new products. No assurance can be given that these efforts will be successful.

     Over the last three fiscal years, sales to the Company's principal distributors have increased as a percentage of the Company's net revenues. The Company's principal distributors are Wyle Electronics Marketing Group ("Wyle") and Pioneer-Standard Electronics, Inc. ("Pioneer") in North America and Arrow Electronics, Inc. and Zeus Electronics (collectively, "Arrow") worldwide. The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:

                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
Wyle....................................................................         17%           14%           14%
Arrow...................................................................         17            14            12
Pioneer.................................................................         12            11            11

The Company generally does not recognize revenue on a product shipped to a distributor until the distributor resells the product to its customer.

     Sales to customers outside the United States for 1997, 1996, and 1995 accounted for 31%, 33%, and 38% of net revenues, respectively. Of these export sales, the largest portion was derived from European customers. Export sales have declined as a percentage of net revenues principally because the Company's radiation-hardened (RH) product family, which was introduced in 1996, is sold almost exclusively to customers within the United States.

     Gross Margin

     Gross margin for 1997 was 59% of net revenues, compared with 57% of net revenues for 1996 and 52% of net revenues for 1995. The improvement in gross margin for 1997 over 1996 resulted primarily from improved manufacturing yields; wafer price reductions; the generation of an increased percentage of net revenues from sales of the company's newer product families, which generally command higher margins; and appreciation in the value of the United States dollar versus the Japanese yen, in which some of the Company's wafer purchases are denominated.

     The improvement in gross margin for 1996 over 1995 resulted primarily from the Company's acquisition of TI's FPGA business, which positively influenced the Company's net revenues and overall average selling price. The Company's gross margin for 1996 also benefited from many of the same factors indicated above that contributed to gross margin improvement for 1997.

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

     Research and Development

     Research and development expenditures for 1997 were $26.5 million, or 17% of net revenues, compared with $23.9 million, or 16% of net revenues, for 1996 and $20.6 million, or 19% of net revenues, for 1995. Research and development expenditures for 1997 increased by 11% compared with 1996, and increased as a percentage of net revenues principally because net revenues for the second half of 1997 declined from the first half of 1997. Research and development expenditures for 1996 increased by 16% compared with 1995, but declined as a percentage of net revenues due to economies of scale resulting from the expanded scope of the Company's operations. The Company currently intends to boost the level of its research and development expenditures to accelerate the introduction of new products. As a result, research and development expenditures may again increase as a percentage of net revenues.

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

     Selling, General, and Administrative

     Selling, general, and administrative expenses for 1997 were $41.2 million, or 26% of net revenues, compared with $38.4 million, or 26% of net revenues, for 1996 and $27.4 million, or 25% of net revenues, for 1995. Selling, general, and administrative expenses for 1997 increased by 7% compared with 1996, while the Company's net revenues for 1997 increased by 5% compared with 1996. Selling, general, and administrative expenses for 1997 increased as a percentage of net revenues principally because net revenues for the second half of 1997 declined from the first half of 1997. Selling, general, and administrative expenses for 1996 increased by 40% compared with 1995, while the Company's net revenues for 1996 increased by 37% compared with 1995. Selling, general, and administrative expenses for 1996 increased as a percentage of net revenues principally because of an increased level of sales and marketing activities in support of new products. The Company currently intends to again increase its level of sales and marketing activity in support of new products. In addition, the Company believes that its legal expenses will increase as a percentage of net revenues, principally because of the Company's continuing litigation with QuickLogic Corporation. See Note 12 of Notes to Consolidated Financial Statements. As a result, selling, general, and administrative expenditures may again increase as a percentage of net revenues.

     In-Process Research and Development

     The $16.6 million pretax charge for in-process research and development for 1995 resulted from a write-off taken in the first quarter of 1995 in connection with the Company's acquisition of TI's antifuse FPGA business. The value of the in-process research and development was established by an independent valuation specialist.

     Tax Provision

     The Company's effective tax rate for 1997 and 1996 was 35%. Significant components affecting the effective tax rate include benefits of federal research and development credits, and the recognition of certain deferred tax assets subject to valuation allowances as of December 31, 1996, and December 31, 1995.

     The Company recorded a credit for income taxes for 1995 due to the realization of deferred tax assets previously subject to valuation allowances. The Company recorded additional deferred tax assets of approximately $3.0 million related to the 1995 charge for acquired in-process research and development, the realization of which is dependent upon the generation of future taxable income.

Financial Condition, Liquidity, and Capital Resources

     The Company's total assets were $160.0 million at the end of 1997, compared with $136.7 million at the end of 1996. The increase in total assets was attributable principally to increased cash, cash equivalents, and short-term investments. The following table sets forth certain financial data from the Consolidated Balance Sheets expressed as the percentage change from the end of fiscal 1996 to the end of fiscal 1997:

                                                                                              Percentage Change
                                                                                              From 1996 to 1997
                                                                                          --------------------------
Cash, cash equivalents, and short-term investments.....................................             102.4%
Accounts receivable, net...............................................................             (14.8)
Inventories............................................................................             (23.7)
Property and equipment, net............................................................              (5.6)
Total assets...........................................................................              17.0
Total current liabilities..............................................................               3.6
Shareholders' equity...................................................................              57.2

     Cash, Cash Equivalents, and Short-Term Investments

     The Company's cash, cash equivalents, and short-term investments were $59.0 million at the end of 1997, compared with $29.2 million at the end of 1996. The amount of cash, cash equivalents, and short-term investments increased as a result of $34.0 million of cash provided by operations and $4.0 million of cash provided by financing activities, which were offset in part by $8.2 million of cash used in investing activities.

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

     Notwithstanding the foregoing, the Company believes that existing cash, cash equivalents, and short-term investments, together with cash from operations, will be sufficient to meet its cash requirements for 1998. A portion of available cash may be used for investment in or acquisition of complementary businesses, products, or technologies.

     Accounts Receivable

     The Company's net accounts receivable were $25.1 million at the end of 1997, compared with $29.5 million at the end of 1996. This decline of 15% in net accounts receivable compares favorably with the 5% increase in net revenues for 1997 compared with 1996. The Company believes that its net accounts receivable for 1997 declined through more focused collection efforts and process improvements.

     Inventories

     The Company's inventories were $20.5 million at the end of 1997, compared with $26.8 million at the end of 1996. With the decline of inventories in 1997, the Company is approaching its inventory model of 120 days. Since the Company's FPGAs are manufactured using customized steps that are added to the standard manufacturing processes of its independent wafer suppliers, the Company's manufacturing cycle is longer and hence more difficult to adjust in response to changing demands or delivery schedules. Accordingly, the Company's inventory model will probably always be higher than that of its major competitors using standard processes. Excess inventories increase the risk of obsolescence, represent a non-productive use of capital resources, increase handling costs, and delay realization of the price and performance benefits associated with more advanced manufacturing processes.

     Property and Equipment

     The Company's net property and equipment was $15.1 million at the end of 1997, compared with $16.0 million at the end of 1996. The Company invested $6.8 million in property and equipment in 1997, compared with $7.8 million in 1996. Depreciation and amortization of property and equipment were $7.5 million for 1997, compared with $5.9 million for 1996. Capital expenditures during the past two years have been primarily for leasehold improvements and for engineering, manufacturing, and office equipment. The Company anticipates that capital expenditures may increase in 1998.

     Current Liabilities

     The Company's total current liabilities were $51.0 million at the end of 1997, compared with $49.2 million at the end of 1996.

     Shareholders' Equity

     Shareholders' equity was $109.0 million at the end of 1997, compared with $69.4 million at the end of 1996. The increase included $18.1 million from the conversion of the Series A Preferred Stock into Common Stock, $16.8 million of net income, and proceeds of $4.0 million from the sale of Common Stock under employee stock plans.

Employees

     At the end of 1997, the Company had 380 full-time employees, including 117 in marketing, sales, and customer support; 137 in research and development; 94 in operations; and 32 in administration and finance. This compares with 356 full-time employees at the end of 1996, an increase of 7%. Net revenues per employee was approximately $410,000 for 1997, compared with approximately $418,000 for 1996.

Impact of Recently Issued Accounting Standards

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"), which is applicable to all financial statements issued for periods ending after December 15, 1997. Under SFAS 128, the Company is required to change the method it has used to compute earnings per share and to restate all prior periods. The new requirements include a calculation of basic earnings per share, from which the dilutive effect of stock options, warrants, and convertible debt are excluded; and a calculation of diluted earnings per share, which does not differ from previously reported net income (loss) per share. Accordingly, the Company adopted the provisions of SFAS 128 for the year ended December 31, 1997, and all share and per share data have been adjusted retroactively to comply with the new requirement.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose statements and is expected to be first reflected in the Company's first quarter of 1998 interim financial statements. The Company's management is currently evaluating the impact of SFAS 130 on operations.

     In June 1997, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which established standards for the way pubic enterprises report information in annual statements and financial reports regarding operating segments, products, services, geographic areas, and major customers. SFAS 131 will be first reflected in the Company's 1998 Annual Report. The Company's management is currently evaluating the impact of SFAS 131 on operations.

Quarterly Information

     The following table presents certain unaudited quarterly results for each of the eight quarters in the period ended December 28, 1997. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and all necessary adjustments (consisting only of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and notes thereto. These quarterly operating results, however, are not necessarily indicative of the results for any future period.

                                                                             Three Months Ended
                                         ------------------------------------------------------------------------------------------
                                          Dec. 28,   Sept. 28,   June 29,   Mar. 30,    Dec. 29,   Sept. 29,   June 30,   Mar. 31,
                                            1997       1997        1997       1997        1996       1996        1996       1996
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
                                                                  (in thousands, except per share amounts)
Statements of Operations Data:
Net revenues..........................   $  37,012   $ 38,220   $   40,823  $  39,803  $   39,027  $  38,014  $   36,694  $  35,043
Cost of revenues......................      15,287     15,788       16,731     16,439      16,381     16,164      16,105     15,769
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Gross profit..........................      21,725     22,432       24,092     23,364      22,646     21,850      20,589     19,274
Research and development..............       6,816      6,641        6,461      6,547       5,855      6,417       5,650      6,011
Selling, general, and administrative..      10,313     10,355       10,394     10,131      10,651      9,854       9,582      8,308
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Income from operations................       4,596      5,436        7,237      6,686       6,140      5,579       5,357      4,955
Net income............................   $   3,382   $  3,921   $    4,934  $   4,531  $    4,153  $   3,905   $   3,606  $   3,277
Net income per share:
  Basic (1)...........................   $    0.16   $   0.19   $     0.24  $    0.24  $     0.23  $    0.22   $    0.20  $    0.19
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========
  Diluted (1).........................   $    0.16   $   0.18   $     0.23  $    0.21  $     0.19  $    0.18   $    0.17  $    0.16
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========
Shares used in computing
  net income per share:
  Basic...............................      21,032     20,956       20,834     18,636     17,971      17,890      17,761     17,667
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========
  Diluted.............................      21,623     22,172       21,890     22,082     21,893      21,475      21,467     21,068
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========

                                                                             Three Months Ended
                                         ------------------------------------------------------------------------------------------
                                          Dec. 28,   Sept. 28,   June 29,   Mar. 30,    Dec. 29,   Sept. 29,   June 30,   Mar. 31,
                                            1997       1997        1997       1997        1996       1996        1996       1996
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
As a Percentage of Net Revenues:
Net revenues..........................     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Cost of revenues......................      41.3        41.3       41.0        41.3       42.0        42.5       43.9        45.0
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Gross margin..........................      58.7        58.7       59.0        58.7       58.0        57.5       56.1        55.0
Research and development..............      18.4        17.4       15.8        16.4       15.0        16.9       15.4        17.2
Selling, general, and administrative..      27.9        27.1       25.5        25.5       27.3        25.9       26.1        23.7
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Income from operations................      12.4        14.2       17.7        16.8       15.7        14.7       14.6        14.1
Net income............................       9.1        10.3       12.1        11.4       10.6        10.3        9.8         9.4

------------------------------------------------

   (1) The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."


Year 2000 Compliance and Other Factors Affecting Future Operating Results

     Like most other companies, the year 2000 computer issue creates risk for the Company. If internal systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on the Company's operations. The Company has initiated a comprehensive project to prepare its computer systems for the year 2000 and plans to have changes to critical systems completed by the first quarter of 1999 to allow time for testing. The Company is also assessing the capability of its products sold to customers over a period of years to handle the year 2000, but does not currently believe there are product issues. Management believes that the likelihood of a material adverse impact due to problems with internal systems or products sold to customers is remote and expects that the cost of these projects over the next two years will not have a material effect on the Company's financial position or overall trends in results of operations. The Company is also developing a plan to contact critical suppliers of products and services to determine that the suppliers' operations and the products and services they provide are year 2000 capable or to monitor their progress toward year 2000 capability. There can be no assurance that another company's failure to ensure year 2000 capability will not have an adverse effect on the Company.

     The Company's operating results are subject to general economic conditions and a variety of risks characteristic of the semiconductor industry (including booking and shipment uncertainties, wafer supply fluctuations, and price erosion) or specific to the Company, any of which could cause the Company's operating results to differ materially from past results. For a discussion of such risks, see "Risk Factors" in Part I of the Company's Annual Report on Form 10-K for 1997, which is incorporated herein by this reference.





                                ACTEL CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                                                 December 31,
                                                                                           ------------------------
                                                                                              1997         1996
                                                                                           -----------  -----------
                                                       ASSETS
Current assets:
   Cash and cash equivalents...........................................................    $     7,763  $     3,543
   Short-term investments..............................................................         51,272       25,626
   Accounts receivable, net............................................................         25,135       29,495
   Inventories, net....................................................................         20,472       26,848
   Deferred income taxes...............................................................         20,782       16,677
   Notes receivable from officers......................................................            364           --
   Other current assets................................................................          1,475        2,416
                                                                                           -----------  -----------
         Total current assets..........................................................        127,263      104,605
Property and equipment, net............................................................         15,081       15,973
Investment in Chartered Semiconductor..................................................         10,680       10,680
Other assets, net......................................................................          6,970        5,454
                                                                                           -----------  -----------
                                                                                           $   159,994  $   136,712
                                                                                           ===========  ===========

                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable....................................................................    $    12,440  $     9,933
   Accrued salaries and employee benefits..............................................          4,718        5,967
   Other accrued liabilities...........................................................          2,898        5,922
   Deferred income.....................................................................         30,928       27,386
                                                                                           -----------  -----------
         Total current liabilities.....................................................         50,984       49,208

Commitments and contingencies

Redeemable, convertible preferred stock (Series A), $.001 par value, $25.00 liquidation preference; 1,000,000 shares authorized; none and 1,000,000 shares issued and
   outstanding at December 31, 1997 and 1996, respectively.............................             --       18,147

Shareholders' equity:
   Preferred stock, $.001 par value; 4,000,000 shares authorized; none issued and
     outstanding.......................................................................             --           --
   Common stock, $.001 par value; 30,000,000 shares authorized; 21,046,894 and
     17,991,503 shares issued and outstanding at December 31, 1997 and 1996,
     respectively......................................................................             21           18
   Additional paid-in capital..........................................................         85,965       63,133
   Retained earnings ..................................................................         23,024        6,206
                                                                                           -----------  -----------
         Total shareholders' equity....................................................        109,010       69,357
                                                                                           -----------  -----------
                                                                                           $   159,994  $   136,712
                                                                                           ===========  ===========

                                ACTEL CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
Net revenues............................................................    $    155,858  $    148,779  $    108,516
Costs and expenses:
   Cost of revenues.....................................................          64,244        64,420        52,517
   Research and development.............................................          26,465        23,934        20,560
   Selling, general, and administrative.................................          41,194        38,395        27,364
   In-process research and development..................................              --            --        16,600
                                                                            ------------  ------------  ------------
         Total costs and expenses.......................................         131,903       126,749       117,041
                                                                            ------------  ------------  ------------
Income (loss) from operations...........................................          23,955        22,030        (8,525)
Interest expense........................................................              --           (13)          (93)
Interest income and other, net..........................................           1,842         1,068           846
                                                                            ------------  ------------  ------------
Income (loss) before taxes..............................................          25,797        23,085        (7,772)
Tax provision (benefit).................................................           9,029         8,147        (6,640)
                                                                            ------------  ------------  ------------
Net income (loss).......................................................    $     16,768  $     14,938  $     (1,132)
                                                                            ============  ============  ============
Net income (loss) per share:
   Basic................................................................    $       0.82  $       0.84  $     (0.07)
                                                                            ============  ============  ============
   Diluted..............................................................    $       0.76  $       0.70  $     (0.07)
                                                                            ============  ============  ============
Shares used in computing net income (loss) per share:
   Basic................................................................          20,370        17,826        17,367
                                                                            ============  ============  ============
   Diluted..............................................................          21,968        21,485        17,367
                                                                            ============  ============  ============

                                ACTEL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (in thousands, except share amounts)


                                                                                      Retained
                                                                                      Earnings/           Total
                                                                    Additional      (Accumulated      Shareholders'
                                                 Common Stock     Paid-In Capital     Deficit)           Equity
                                                ---------------  ----------------  ---------------  -----------------
Balance at December 31, 1994................    $            17  $         57,306  $        (8,012) $          49,311
Issuance of 455,393 shares of common stock
   under employee stock plans...............                  1             1,894               --              1,895
Securities valuation adjustment.............                 --                --              408                408
Tax benefit from exercise of stock options..                 --               438               --                438
Net loss....................................                 --                --           (1,132)            (1,132)
                                                ---------------  ----------------  ---------------  -----------------
Balance at December 31, 1995................    $            18  $         59,638  $        (8,736) $          50,920
                                                ===============  ================  ===============  =================
Issuance of 429,745 shares of common stock
   under employee stock plans...............                 --             2,955               --              2,955
Securities valuation adjustment.............                 --                --                4                  4
Tax benefit from exercise of stock options..
                                                             --               540               --                540
Net income..................................                 --                --           14,938             14,938
                                                ---------------  ----------------  ---------------  -----------------
Balance at December 31, 1996................    $            18  $         63,133  $         6,206  $          69,357
                                                ===============  ================  ===============  =================
Conversion of 1,000,000 shares of redeemable,
   convertible preferred stock into 2,631,578
   shares of common stock...................                  3            18,144               --             18,147
Issuance of 423,813 shares of common stock
   under employee stock plans...............                 --             3,970               --              3,970
Securities valuation adjustment.............                 --               --                50                 50
Tax benefit from exercise of stock options..                 --               718               --                718
Net income..................................                 --                --           16,768             16,768
                                                ---------------  ----------------  ---------------  -----------------
Balance at December 31, 1997................    $            21  $        85,965   $        23,024  $         109,010
                                                ===============  ================  ===============  =================

                                ACTEL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
Operating activities:
   Net income (loss)....................................................    $     16,768  $     14,938  $     (1,132)
   Adjustments to reconcile  net income (loss) to net cash provided by operating activities:
     Depreciation and amortization......................................           8,358         6,755         4,412
     Loss on disposal of fixed assets...................................             175            --            --
     In-process research and development................................              --            --        16,600
     Changes in operating assets and liabilities:
       Accounts receivable..............................................           4,360       (11,690)       (4,973)
       Inventories......................................................           6,376           878        (9,095)
       Deferred income taxes............................................          (5,050)       (6,373)       (9,394)
       Other current assets.............................................             577          (319)        2,710
       Accounts payable, accrued salaries and employee benefits, and
         other accrued liabilities......................................          (1,048)        5,140         8,058
       Deferred income..................................................           3,542         8,238        10,802
                                                                            ------------  ------------  ------------
   Net cash provided by operating activities............................          34,058        17,567        17,988
Investing activities:
   Purchase of TI FPGA business.........................................              --            --       (10,000)
   Purchases of property and equipment..................................          (6,764)       (7,786)      (10,111)
   Purchases of short-term investments..................................        (157,753)      (49,429)           --
   Sales and maturities of short-term investments.......................         132,156        26,096        16,761
   Investment in Chartered Semiconductor................................              --        (3,611)       (3,033)
   Other assets.........................................................          (1,447)          126        (2,629)
                                                                            ------------  ------------  ------------
    Net cash used in investing activities................................        (33,808)      (34,604)       (9,012)
Financing activities:
   Sale of common stock.................................................           3,970         2,955         1,895
   Proceeds from line of credit.........................................              --            --         4,500
   Payments on line of credit...........................................              --            --        (4,500)
   Principal payments under notes payable and capital lease obligations.              --           (66)         (494)
                                                                            ------------  ------------  ------------
   Net cash provided by financing activities............................           3,970         2,889         1,401
Net increase (decrease) in cash and cash equivalents....................           4,220       (14,148)       10,377
Cash and cash equivalents, beginning of year............................           3,543        17,691         7,314
                                                                            ------------  ------------  ------------
Cash and cash equivalents, end of year..................................    $      7,763  $      3,543  $     17,691
                                                                            ============  ============  ============
Supplemental  disclosures of cash flows  information and non-cash investing and financing activities:
   Cash paid during the year for interest...............................    $         --  $          2  $         88
   Cash paid during the year for taxes..................................          15,398        12,370         4,593
Tax benefits from exercise of stock options.............................             718           540           438
Preferred stock issued to TI, net of estimated future issuance costs....              --            --        18,147
Conversion of preferred stock into common stock.........................         (18,147)           --            --

                               ACTEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Organization and Summary of Significant Accounting Policies

     Actel Corporation (the "Company") was incorporated under the laws of California on October 17, 1985. The Company designs, develops, and markets field programmable gate arrays ("FPGAs") and associated development system software and programming hardware. Net revenues from the sale of FPGAs accounted for 98% of the Company's net revenues for 1997, compared with 97% for 1996 and 95% for 1995. FPGAs are logic integrated circuits, which adapt the microprocessing and memory capabilities of electronic systems to specific applications. The
Company's operating results are therefore subject to a variety of risks characteristic of the semiconductor industry, including booking and shipment uncertainties, wafer yield fluctuations, and price erosion, as well as general economic conditions. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster. Information on the Company's sales by geographic area is included in Note 11.

     Advertising and Promotion Costs

     The Company's policy is to expense advertising and promotion costs as they are incurred. The Company's advertising and promotion expenses were approximately $4,050,000, $3,595,000, and $2,736,000 for 1997, 1996, and 1995,
respectively.

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company's fiscal year ends on the Sunday closest to December 31. Fiscal 1997, 1996, and 1995 ended on December 28, 1997, December 29, 1996, and December 31, 1995, respectively. For ease of presentation, December 31 has been utilized as the fiscal year-end in the consolidated financial statements and accompanying notes.

     Cash Equivalents and Short-Term Investments

     For financial statement purposes, the Company considers all highly liquid debt instruments with insignificant interest rate risk and with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of cash deposits in money market funds that are available for withdrawal without restriction. Short-term investments consist principally of state and local municipal obligations.

     The Company accounts for its investment in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1997, all debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income and other.

     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company invests in securities of A, A1, or P1 grade. The Company manufactures and sells its products to customers in diversified industries. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. Three of the Company's distributors -- Wyle, Arrow, and Pioneer -- accounted for approximately 17%, 17%, and 12% of the Company's net revenues for 1997, respectively. The same three distributors accounted in the aggregate for approximately 39% of the Company's net revenues for 1996 and 37% for 1995. The loss of any one of these distributors could have a materially adverse effect on the Company's results of operations and financial position.

     Fair Value of Financial Instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and Cash Equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximate fair value.

          Investment Securities. The fair values for marketable debt securities are based on quoted market prices.

          Foreign Currency Exchange Contracts. The fair value of the Company's foreign currency exchange forward contracts are estimated based on quoted market prices of comparable contracts.

     Impact of Recently Issued Accounting Standards

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"), which is applicable to all financial statements issued for periods ending after December 15, 1997. Under SFAS 128, the Company is required to change the method it has used to compute earnings per share and to restate all prior periods. The new requirements include a calculation of basic earnings per share, from which the dilutive effect of stock options, warrants, and convertible debt are excluded; and a calculation of diluted earnings per share, which does not differ from previously reported net income (loss) per share. Accordingly, the Company adopted the provisions of SFAS 128 for the year ended December 31, 1997, and all share and per share data have been adjusted retroactively to comply with the new requirement.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose statements and is expected to be first reflected in the Company's first quarter of 1998 interim financial statements. The Company's management is currently evaluating the impact of SFAS 130 on operations.

     In June 1997, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which established standards for the way pubic enterprises report information in annual statements and financial reports regarding operating segments, products, services, geographic areas, and major customers. SFAS 131 will be first reflected in the Company's 1998 Annual Report. The Company's management is currently evaluating the impact of SFAS 131 on operations.

     Income Taxes

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

     Off-Balance-Sheet Risk

     The Company enters into foreign exchange contracts to hedge firm purchase commitments denominated in foreign currencies. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge includes its effectiveness in exposure reduction and one-to-one matching of the derivative financial instrument to the underlying transaction being hedged. Gains and losses on these contracts are recognized upon maturity of the contracts and are included in the cost of sales. At December 31, 1997, the Company had foreign exchange contracts maturing in January 1998 to purchase Japanese yen for approximately $830,000 at an average rate of 124 yen per dollar.

     In addition, the Company had approximately $775,000 outstanding under a standby letter of credit at December 31, 1997.

     Property and Equipment

     Property and  equipment are carried at cost less  accumulated  depreciation
(see  Note  2).   Depreciation  and   amortization   have  been  provided  on  a
straight-line basis over the following estimated useful lives:

Equipment......................   2 to 5 years
Furniture and fixtures.........   3 to 5 years
Leasehold improvements.........   Estimated useful life or lease term,
                                  whichever is shorter

     Revenue Recognition

     Revenue from product shipped to customers is generally recorded at the time of shipment. Revenue related to products shipped subject to customers' evaluation is recognized upon final acceptance. Shipments to distributors are made under agreements allowing certain rights of return and price protection on unsold merchandise. For that reason, the Company defers recognition of revenues and related cost of revenues on sales of products to distributors until such products are sold by the distributor. Royalty income is recognized upon the sale by others of products subject to royalties.

     Stock-Based Compensation

     The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation cost has been recognized for its fixed cost stock option plans or its associated stock purchase plan. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123").

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

2.   Balance Sheet Detail

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1997          1996
                                                                                          ------------  ------------
                                                                                                (in thousands)
 Accounts receivable:
    Trade accounts receivable..........................................................   $     26,767  $     30,128
    Allowance for doubtful accounts....................................................         (1,632)         (633)
                                                                                          ------------  ------------
                                                                                          $     25,135  $     29,495
                                                                                          ============  ============
 Inventories:
    Purchased parts and raw materials..................................................   $      3,681  $      1,792
    Work-in-process....................................................................          8,438        17,080
    Finished goods.....................................................................          8,353         7,976
                                                                                          ------------  ------------
                                                                                          $     20,472  $     26,848
                                                                                          ============  ============
 Property and equipment:
    Equipment..........................................................................   $     33,664  $     27,539
    Furniture and fixtures.............................................................          2,171         2,088
    Leasehold improvements.............................................................          4,476         4,210
                                                                                          ------------  ------------
                                                                                                40,311        33,837
    Accumulated depreciation and amortization..........................................        (25,230)      (17,864)
                                                                                          ------------  ------------
                                                                                          $     15,081  $     15,973
                                                                                          ============  ============

     Depreciation  and  amortization   expense  was  approximately   $7,481,000,
$5,879,000,   and   $3,755,000   for  1997,   1996,   and  1995,   respectively.

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

     As consideration for the TI FPGA Business, the Company assumed certain liabilities, paid $10,000,000 in cash, and issued 1,000,000 shares of Series A Preferred Stock (valued at approximately $18,947,000 for purposes of the transaction), which on March 12, 1997, were converted by TI into 2,631,578 shares of Common Stock. The total purchase price booked by the Company was approximately $28,947,000, of which approximately $16,600,000 of in-process research and development was charged against income in the first quarter of 1995. The amount was established by an independent valuation specialist. The remaining amount of consideration, approximately $4,400,000, represents the valuation of the customer base and goodwill acquired, was allocated to intangible assets, and is being amortized over a five-year period. Amortization expense was $877,000, $876,000, and $657,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

4.   Short-Term Investments

     The following is a summary of available-for-sale securities at December 31, 1997 and 1996:

                                                                              Gross         Gross
                                                                            Unrealized    Unrealized    Estimated
                                                                 Cost         Gains         Losses     Fair Values
                                                             ------------  ------------  ------------  ------------
                                                                                 (in thousands)
December 31, 1997
   Municipal obligations included in short-term investments
                                                             $     51,222  $         50  $         --  $     51,272
                                                             ============  ============  ============  ============
December 31, 1996
   Municipal obligations included in short-term investments
                                                             $     25,618  $          8  $         --  $     25,626
                                                             ============  ============  ============  ============

     There were no realized gains or losses in 1997 or 1996. Gross realized gains and (losses) were approximately $4,000 and ($8,000), respectively, for 1995.

     The adjustments to net unrealized gains and (losses) on investments included as a separate component of shareholders' equity totaled approximately $50,000 and $4,000 for 1997 and 1996, respectively.

     The expected maturities of the Company's investments at December 31, 1997, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

 Available-for-sale (in thousands):
    Due in less than one year....................................   $     19,061
    Due in one year or more......................................         32,211
                                                                    ------------
                                                                    $     51,272
                                                                    ============

A significant proportion of the Company's securities represent investments in floating rate municipal bonds with contractual maturities greater than ten years. However, the interest rates on these debt securities generally reset every ninety days, at which time the Company has the option to sell the security or roll-over the investment at the new interest rate. As it is not the Company's intention to hold these securities until their contractual maturities, these amounts have been classified as short-term investments.

5.   Investment in Chartered Semiconductor

     In February 1994, the Company entered into an agreement to invest approximately $10,000,000 in Chartered Semiconductor Manufacturing Ltd ("Chartered Semiconductor"), a semiconductor company located in Singapore. Under the terms of the agreement, the Company has acquired an equity interest in Chartered Semiconductor of less than 2%. The investment was payable in Singapore dollars, with the initial installment of approximately $2,000,000 paid in March 1994, the second installment of approximately $2,000,000 paid in September 1994, the third installment of approximately $3,000,000 paid in March 1995, and the last installment of approximately $2,900,000 paid in January 1996. In 1996, the Company purchased an additional equity interest in Chartered Semiconductor, pursuant to a contractual right of first refusal, for approximately $698,000. The investment in Chartered Semiconductor is accounted for under the cost method; therefore, changes in the value of the investment are not recognized unless an impairment in the value of the investment is deemed by management to be "other than temporary."

6.   Line of Credit

     The Company has a line of credit with a bank that provides for borrowings not to exceed $10,000,000. The agreement contains covenants that require the Company to maintain certain financial ratios and levels of net worth. At December 31, 1997, the Company was in compliance with the covenants for the line of credit. Borrowings against the line of credit bear interest at the bank's prime rate. There were no borrowings against the line of credit at December 31, 1997. The line of credit, which expires in May 1998, may be terminated by either party upon not less than thirty days' prior written notice.

7.   Commitments

     The Company leases its facilities and certain equipment under non-cancellable lease agreements. The principal facility lease expires in June 1998, and provides for two consecutive five-year renewal options. The equipment leases are accounted for as operating leases. The lease terms expire at various dates through September 2001. All of these leases require the Company to pay property taxes, insurance, and maintenance and repair costs. At December 31, 1997, the Company had no capital lease obligations.

     Future minimum lease payments under all non-cancellable leases are as follows:

                                                                     Operating
                                                                       Leases
                                                                    ------------
1998............................................................    $      1,530
1999............................................................             866
2000............................................................             805
2001............................................................             575
2002............................................................             101
                                                                    ------------
Total minimum lease payments....................................    $      3,877
                                                                    ============

     Rental  expense  under  operating  leases  was  approximately   $2,481,313,
$1,615,000,   and   $1,193,000   for  1997,   1996,   and  1995,   respectively.

8.   Retirement Plan

     Effective December 10, 1987, the Company adopted a tax deferred savings plan for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Employees may elect at any time to have salary reduction contributions made to the plan.

     The Company may make contributions to the plan at the discretion of the Board of Directors. The first contributions to the plan by the Company were made in March 1998, based on net revenues and net income for the 1997 fiscal year. For 1997, the plan provided for a maximum contribution of 2.5% of an eligible employee's gross earnings or $1,500, whichever is less, if the Company achieved its net revenue and net income goals. To be eligible for the contribution, an employee must have been hired on or before July 15, 1997, and been an active, regular employee on December 31, 1997. Since the Company did not achieve its net revenue or net income goals in 1997 for purposes of the plan, the amount of the contribution was reduced to 1.7% of an eligible employee's gross earnings, up to a maximum of $1,500. The aggregate amount contributed to the plan was $340,750. The contributions vest annually, retroactively from an eligible employee's date of hire, at the rate of 25% per year. In addition, contributions become fully vested upon retirement from the Company at age 65. There is no guarantee the Company will make any contributions to the plan in the future, regardless of its financial performance. If the Company, at its discretion, chooses to make a contribution again in the future, the amount could be higher or lower.

9.   Shareholders' Equity

     Stock Option Plans

     The Company has adopted stock option plans under which officers and employees may be granted incentive stock options or nonqualified options to purchase shares of the Company's common stock. At December 31, 1997, 7,364,533 shares of common stock were reserved for issuance under these plans, of which 521,100 were available for grant. In January 1998, the Board of Directors authorized the Company to exchange stock options granted under these plans to all employees (except officers with more than one year seniority) and having an exercise price greater than $11.75 for options with an exercise price of $11.75 (the fair market value of the Company's stock on January 26, 1998, when the exchange was effected). Under the terms of this stock option repricing, no portion of any repriced option was exercisable until July 27, 1998. Options representing the right to purchase a maximum of 1,777,016 shares of common stock were repriced.

     The Company has also adopted a Directors' Stock Option Plan, under which directors who are not employees of the Company may be granted nonqualified options to purchase shares of the Company's common stock. At December 31, 1997, 200,000 shares of common stock were reserved for issuance under such plan, of which 70,000 were available for grant.

     The Company grants stock options under its plans at a price equal to the fair value of the Company's common stock on the date of grant. Subject to continued service, options generally vest over a period of four years and expire ten years from the date of grant.

     The following table summarizes the Company's stock option activity and related information for the three years ended December 31, 1997:

                                             1997                        1996                        1995
                                  --------------------------  --------------------------  --------------------------
                                                   Weighted                    Weighted                    Weighted
                                                    Average                     Average                     Average
                                    Number of      Exercise      Number of     Exercise      Number of     Exercise
                                     Shares          Price         Shares        Price         Shares        Price
                                  -------------  -----------  --------------  ----------  --------------  ----------
Outstanding at January 1......        3,542,836  $     12.38       2,506,331  $    10.17       1,588,565  $     6.42
Granted.......................        1,252,895        17.39       2,633,911       14.24       1,315,860       12.96
Exercised.....................         (214,821)        8.29        (204,344)       6.60        (270,365)       2.25
Cancelled.....................         (328,795)       13.40      (1,393,062)      12.79        (127,729)       8.99
                                  -------------               --------------              --------------
Outstanding at December 31....        4,252,115        13.98       3,542,836       12.38       2,506,331       10.17
                                  =============               ==============              ==============

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                                                         December 31, 1997
                                                --------------------------------------------------------------------
                                                          Options Outstanding                 Options Exercisable
                                                ----------------------------------------   -------------------------
                                                                 Weighted
                                                                 Average      Weighted                    Weighted
                                                                Remaining     Average                     Average
                                                  Number of      Contract     Exercise      Number of     Exercise
           Range of Exercise Prices                 Shares         Life        Price          Shares       Price
---------------------------------------------    -----------   ----------   ------------   -----------  ------------
$    1.80    -  $   8.00....................         588,679   5.69 years    $      6.77       406,441  $       6.38
     8.13    -     10.50....................         241,275   7.13                 9.35        82,619          9.40
                   10.63....................         842,625   8.01                10.63       375,099         10.63
    12.25    -     13.56....................         222,850   8.37                13.24        52,624         13.21
                   14.88....................         548,225   8.55                14.88        56,107         14.88
    15.00    -     16.25....................         121,625   8.54                15.30        31,416         15.16
                   16.38....................         737,116   9.51                16.38         8,065         16.38
    17.00    -     20.88....................         557,670   8.62                19.06        51,643         18.34
    21.00    -     22.50....................         327,400   9.14                21.78        35,045         22.34
                   22.69....................          64,650   9.69                22.69             0             0
                                                 -----------                               -----------
     1.80    -     22.69....................       4,252,115   8.19                13.98     1,099,059         10.21
                                                 ===========                               ===========

691,944 and 564,195 outstanding options were exercisable at December 31, 1996 and 1995, respectively. The weighted-average grant-date fair value of options granted during 1997, 1996, and 1995 were $7.38, $4.92, and $6.11, respectively.

     Employee Stock Purchase Plan

     The Company has adopted an Employee Stock Purchase Plan (the "ESPP"), under which eligible employees may designate not more than 15% of their cash compensation to be deducted each pay period for the purchase of common stock (up to a maximum of $25,000 worth of common stock in any year). At December 31, 1997, 1,150,000 shares of common stock were reserved for issuance under the ESPP. The ESPP is administered over offering periods of up to 24 months each, with each offering period divided into four consecutive six-month purchase periods beginning August 1 and February 1 of each year. On the last business day of each purchase period, shares of common stock are purchased with employees' payroll deductions accumulated during the six months at a price per share equal to 85% of the market price of the common stock on the first day of the applicable offering period or the last day of the purchase period, whichever is lower. There were 208,992 and 225,401 shares issued under the ESPP in 1997 and 1996, respectively, and 387,292 remained available for issuance at December 31, 1997.

     Pro Forma Disclosures

     Pro forma information regarding net income/(loss) and net income/(loss) per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for 1997, 1996, and 1995: risk-free interest rates of 5.95%, 5.84%, and 6.55%, respectively; no dividend yield; volatility factor of the expected market price of the Company's common stock of 48%, 50%, and 50%, respectively; and a weighted average expected life of the options of four years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                                   Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
                                                                            (in thousands, except per share amounts)
Pro forma net income (loss).............................................    $     11,405  $     10,452  $     (2,780)
Pro forma earnings (loss) per share:
   Basic................................................................            0.56          0.59        (0.16)
   Diluted..............................................................            0.54          0.50        (0.16)

Since SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until subsequent years. The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.

10.      Tax Provision (Benefit)

     The tax provision (benefit) consists of:

                                                                                          December 31,
                                                                            ----------------------------------------
                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
                                                                                         (in thousands)
Federal - current.......................................................    $     11,585  $     12,150  $      4,113
Federal - deferred......................................................          (4,544)       (5,571)       (8,977)
State - current.........................................................           2,304         2,460         1,149
State - deferred........................................................            (506)       (1,089)       (3,044)
Foreign - current.......................................................             190           197           119
                                                                            ------------  ------------  ------------
                                                                            $      9,029  $      8,147  $     (6,640)
                                                                            ============  ============  ============

     The  tax  provision   (benefit)   reconciles  to  the  amount  computed  by
multiplying  income  (loss)  before tax by the U.S.  statutory  rate as follows:

                                                                                          December 31,
                                                                            ----------------------------------------
                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
                                                                                         (in thousands)
Provision (benefit) at statutory rate...................................    $      9,029  $      8,079  $     (2,719)
Change in valuation allowance...........................................            (440)         (432)       (2,396)
Federal research credits................................................            (772)         (425)         (937)
State taxes, net of federal benefit.....................................           1,169           891          (813)
Other...................................................................              43            34           225
                                                                            ------------  ------------  ------------
Tax provision (benefit).................................................    $      9,029  $      8,147  $     (6,640)
                                                                            ============  ============  ============

     Significant components of the Company's deferred tax assets and liabilities
for     federal     and    state     income     taxes     are    as     follows:

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1997          1996
                                                                                          ------------  ------------
                                                                                                (in thousands)
Deferred tax assets:
        Depreciation...................................................................   $        219  $         --
        Distributor reserve............................................................         12,350        11,033
        Charge for in-process research expenses........................................          5,450         5,962
        Inventories....................................................................          5,323         3,293
        Other, net.....................................................................          3,905         2,453
                                                                                          ------------  ------------
                                                                                                27,247        22,741
        Valuation allowance............................................................         (2,606)       (3,046)
                                                                                          ------------  ------------
                                                                                                24,641        19,695
                                                                                          ============  ============
Deferred tax liabilities:
        Depreciation...................................................................             --          (104)
                                                                                          ------------  ------------
                                                                                                    --          (104)
                                                                                          ------------  ------------
                Net deferred tax assets................................................   $     24,641  $     19,591
                                                                                          ============  ============

The valuation allowance declined by approximately $432,000 during 1996.

11.  Industry and Geographic Information

     The Company operates in a single industry segment. The Company markets its products in the United States and in foreign countries through its sales personnel, independent sales representatives, and distributors. The Company's geographic sales are as follows:

                                                               Year Ended December 31,
                                  ----------------------------------------------------------------------------------
                                             1997                        1996                        1995
                                  --------------------------  --------------------------  --------------------------
                                                          (in thousands, except percentages)

United States.................    $    107,308       69%      $     99,131       67%      $     67,156       62%
Export:
     Europe...................          26,239       17             26,105       18             18,706       17
     Japan....................          13,328        8             15,340       10             13,238       12
     Other international......           8,983        6              8,203        5              9,416        9
                                  ------------  ------------  ------------  ------------  ------------  ------------
                                  $    155,858      100%      $    148,779      100%      $    108,516      100%
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

     As is typical in the semiconductor industry, the Company has been and expects to be from time to time notified of claims that it may be infringing patents owned by others. As it has in the past, the Company may obtain licenses under patents that it is alleged to infringe. Although the Company is unable to estimate with any degree of confidence the cost of such licenses, no assurance can be given that they would not, individually or in the aggregate, have a materially adverse effect on the Company's financial condition, and/or results of operations. In addition, no assurance can be given that such claims against the Company will not result in litigation. All litigation, whether or not determined in favor of the Company, can result in significant expense to the Company and can divert the efforts of the Company's technical and management personnel from productive tasks.

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

13.  Earnings Per Share

     Under SFAS 128, the Company is required to change the method it has used to compute earnings per share and to restate all prior periods. The new requirements include a calculation of basic earning per share, from which the dilutive effect of stock options, warrants, and convertible debt are excluded; and a calculation of diluted earnings per share, which will not change the primary earnings per share previously reported. For the fiscal year ended December 31, 1995, the dilutive effect of stock options, warrants, and convertible preferred stock was excluded from the calculation of common shares used in the denominator for diluted earnings per share because it is anti-dilutive.

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                                   Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
                                                                            (in thousands, except per share amounts)
Basic:
Average common shares outstanding.......................................          20,370        17,826        17,367
                                                                            ------------  ------------  ------------
Shares used in computing net income (loss) per share....................          20,370        17,836        17,367
                                                                            ============  ============  ============
Net income (loss).......................................................    $     16,768  $     14,938  $     (1,132)
                                                                            ============  ============  ============
Net income (loss) per share.............................................    $       0.82  $       0.84  $     (0.07)
                                                                            ============  ============  ============

Diluted:
Average common shares outstanding.......................................          20,370        17,826        17,367
Net effect of dilutive stock options,  warrants, and convertible preferred
   stock - based on the treasury stock method...........................           1,598         3,659            --
                                                                            ------------  ------------  ------------
Shares used in computing net income (loss) per share....................          21,968        21,485        17,367
                                                                            ============  ============  ============
Net income (loss).......................................................    $     16,768  $     14,938  $     (1,132)
                                                                            ============  ============  ============
Net income (loss) per share.............................................    $       0.76  $       0.70  $     (0.07)
                                                                            ============  ============  ============

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND SHAREHOLDERS

ACTEL CORPORATION



     We have audited the accompanying consolidated balance sheets of Actel Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Actel Corporation at December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP

San Jose, California
January 21, 1998


                                  STOCK LISTING

     Actel's common stock has been traded on the over-the-counter market since the Company's initial public offering (IPO) on August 2, 1993, and is quoted on the NASDAQ National Market System under the symbol "ACTL." The Company has never paid cash dividends on its common stock and has no present plans to do so.

     On March 25, 1998, there were 304 shareholders of record. Since many shareholders have their shares held of record in the name of their brokerage firm, the actual number of shareholders is estimated by the Company to be about 5,000.

     During the last two years, the quarterly high and low sale prices for the common stock were:

                       1997                                High          Low
---------------------------------------------------   ------------  ------------
First Quarter......................................   $     29.125  $     17.875
Second Quarter.....................................         22.125        15.375
Third Quarter......................................         24.125        15.75
Fourth Quarter.....................................         19.25         11.25

                       1996                                High          Low
---------------------------------------------------   ------------  ------------
First Quarter......................................   $     17.125  $      9.00
Second Quarter.....................................         21.875        14.50
Third Quarter......................................         20.25         12.375
Fourth Quarter.....................................         24.625        16.25