Form 10-K, Exhibit 13
period 1999-01-03
ACTEL CORP
filed 1999-04-05
CIK 907687

ACTEL CORPORATION

                                       SELECTED CONSOLIDATED FINANCIAL DATA
                                       (in thousands, except per share data)

                                                                      Year Ended December 31,
                                                --------------------------------------------------------------------
                                                    1998          1997          1996          1995          1994
                                                ------------  ------------  ------------  ------------  ------------
Statements of Operations Data:
Net revenues................................    $    154,427  $    155,858  $    148,779  $    108,516  $     76,007
Costs and expenses:
   Cost of revenues.........................          61,642        64,244        64,420        52,517        33,349
   Research and development.................          31,220        26,465        23,934        20,560        14,406
   Selling, general, and administrative.....          41,743        41,194        38,395        27,364        19,699
   In-process R&D (1).......................              --            --            --        16,600            --
                                                ------------  ------------  ------------  ------------  ------------
         Total costs and expenses...........         134,605       131,903       126,749       117,041        67,454
                                                ------------  ------------  ------------  ------------  ------------
Income (loss) from operations...............          19,822        23,955        22,030        (8,525)        8,553
Interest expense............................              --            --           (13)          (93)         (232)
Interest income and other, net..............           2,380         1,842         1,068           846           935
                                                ------------  ------------  ------------  ------------  ------------
Income (loss) before taxes..................          22,202        25,797        23,085        (7,772)        9,256
Tax provision (benefit).....................           7,215         9,029         8,147        (6,640)        1,389
                                                ------------  ------------  ------------  ------------  ------------
Net income (loss)...........................    $     14,987  $     16,768  $     14,938  $     (1,132) $      7,867
                                                ============  ============  ============  ============  ============
Net income (loss) per share:
   Basic (2)................................    $       0.71  $       0.82  $       0.84  $     (0.07)  $       0.46
                                                ============  ============  ============  ============  ============
   Diluted (2)..............................    $       0.68  $       0.76  $       0.70  $     (0.07)  $       0.45
                                                ============  ============  ============  ============  ============
Shares used in computing net income
 (loss) per share:
   Basic....................................          21,251        20,370        17,826        17,367        16,995
                                                ============  ============  ============  ============  ============
   Diluted..................................          21,921        21,968        21,485        17,367        17,579
                                                ============  ============  ============  ============  ============

                                                                            December 31,
                                                --------------------------------------------------------------------
                                                    1998          1997          1996          1995          1994
                                                ------------  ------------  ------------  ------------  ------------
 Consolidated Balance Sheet Data:
 Working capital............................    $     85,858  $     76,279  $     55,397  $     39,867  $     35,971
 Total assets...............................         179,708       159,994       136,712       107,119        67,855
 Long-term obligations (3)..................              --            --            --            --            72
 Convertible preferred stock (4)............              --            --        18,147        18,147            --
 Total shareholders' equity.................    $    127,054  $    109,010  $     69,357  $     50,920  $     49,311

-----------------------------------------------------------

   (1) Represents a charge for in-process research and development incurred in the first quarter of 1995 in connection with the Company's acquisition of the field programmable gate array business of Texas Instruments Incorporated ("TI").

   (2) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See Note 13 of Notes to Consolidated Financial Statements for further discussion of earnings per share and the impact of Statement No. 128.

   (3) Includes long-term portion of notes payable and capital lease obligations.

   (4) Represents redeemable, convertible preferred stock issued to TI in connection with the Company's acquisition of TI's field programmable gate array business. On March 12, 1997, TI converted the Series A Preferred Stock into 2,631,578 shares of Common Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Actel Corporation ("Actel" or the "Company") is the world's leading supplier of antifuse-based field programmable gate arrays ("FPGAs") and associated software development tools. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster.

Business Developments

         GateField

         In the third quarter of 1998, the Company entered into a product marketing rights agreement with, and purchased convertible stock of, GateField Corporation ("GateField"). Simultaneously, the Company acquired the Design Services Business Unit of GateField in a transaction accounted for as a purchase. Consideration paid in these transactions totaled $10,447,000, consisting entirely of cash.

         In accordance with provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the total consideration on the basis of their respective fair values. Standard valuation procedures and techniques were utilized in determining the fair value of each acquired asset. This included consideration of cost, income, and market-based valuation approaches, as appropriate, based on the nature of the assets being valued. An income-based approach, which focuses on the cash-flow generating capacity and associated risks of an asset, was considered most appropriate for analyzing the product marketing rights agreement and backlog of the Design Services Business Unit due to their future earnings potential. The value of the assembled work force was estimated on a replacement cost basis by determining the cost to find and interview candidates and to train new employees in their new positions. Lastly, the convertible preferred stock was valued as if converted into common stock at the date of the acquisition, subject to certain valuation adjustments. The assumptions used to estimate the value of the identified intangible assets were developed by the Company and GateField management and were further supported through relevant industry data. The consideration was allocated as follows: $6,000,000 to the product marketing rights agreement; $1,650,000 to the convertible preferred stock; and $2,797,000 (consisting of $447,000 related to net assets and $2,350,000 related to intangible assets) to the Design Services Business Unit.

         The product marketing rights agreement provides the Company with an exclusive right to market and sell GateField's standard ProASIC products in process geometries of 0.35 micron and smaller as part of the Company's product line. Development of the underlying technology and products is managed and executed exclusively by GateField, and the products are expected to be production qualified by the end of 1999. The Company has agreed to pay additional consideration of $1,000,000 upon qualification of the initial .25 micron product. As of December 31, 1998, GateField's progress in developing the technology and products was consistent with the Company's expectations; however, there can be no assurance that GateField's future technology and product development efforts will result in product sales sufficient to recover the Company's investment. The $6,000,000 allocated to product marketing rights will be amortized over the related products' currently estimated revenue-producing life of seven years; the Company will re-evaluate the expected life if product sales do not commence as scheduled or fail to achieve expected volumes in the future.

         The Company's investment in GateField's convertible preferred stock consists of 300,000 shares of GateField Series C Preferred Stock that are convertible, at the Company's election, into 2,000,000 shares of GateField Common Stock. The Company's investment in GateField represents less than 5% of total common-equivalent equity of GateField, determined assuming conversion of all GateField convertible preferred stock into common stock. The Company accounts for its preferred stock investment in GateField under the cost method; therefore, changes in the value of the investment are not recognized unless impairment in the value of the investment is deemed to be "other than temporary." Such an impairment could occur if, among other things, product sales subject to the product marketing rights agreement discussed in the preceding paragraph do not commence as scheduled or fail to achieve expected volumes in the future.

         The Company also purchased from GateField its Design Services Business Unit located in Mt. Arlington, New Jersey. The Actel Design Services Group provides varying levels of design services, including: design methodology and tool consulting; turnkey FPGA and application specific integrated circuit ("ASIC") design; intellectual property ("IP") development and integration; board and system design; software design and implementation; and development of prototypes, first articles, and production units. The Company is the first FPGA provider to offer system-level design expertise, expanding the Company's ability to support a greater portion of customers' overall design and risk management. The Design Services Group is a secure facility certified to handle government, military, and proprietary designs. The Design Services Group is not involved in the development efforts underlying the product marketing rights agreement. The net assets of the Design Services Group were valued at $447,000 and consist principally of fixed assets, accounts receivable, deposits, and accounts payable. Intangible assets were valued at $2,350,000 and consist of $300,000 related to backlog, $1,000,000 related to workforce-in-place, and $1,050,000 related to goodwill. Backlog is being amortized over its estimated useful life of six months. The Design Services Group workforce and goodwill are being amortized over their estimated useful life of five years.

         QuickLogic

         During  the  third  quarter  of  1998,   the  Company  and   QuickLogic
Corporation ("QuickLogic") agreed to settle and dismiss the two patent infringement actions between the parties pending before the United States Court for the Northern District of California, San Jose Division. The actions were dismissed on September 4, 1998. As part of the settlement, the Company and QuickLogic entered into a Patent Cross License Agreement. Management is satisfied with the terms of the settlement, which is immaterial to the Company's business, financial condition, or operating results.

         Lemelson

         During the third quarter of 1998, the Lemelson Medical, Education & Research Foundation (the "Foundation"), filed a lawsuit in the United States District Court for the District of Arizona, against the Company and 25 other United States semiconductor companies seeking monetary damages and injunctive relief based on such companies' alleged infringement of certain patents held by the Foundation. The action was dismissed as to the Company on December 8, 1998, pursuant to the terms of a settlement agreement between the Foundation and the Company. The settlement is immaterial to the Company's business, financial condition, or operating results.

Results of Operations

         The following table sets forth certain financial data from the Consolidated Statements of Operations expressed as a percentage of net revenues:

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
Net revenues............................................................       100.0%        100.0%        100.0%
Cost of revenues........................................................        39.9          41.2          43.3
                                                                            ------------  ------------  ------------
Gross margin............................................................        60.1          58.8          56.7
Research and development................................................        20.2          17.0          16.1
Selling, general, and administrative....................................        27.0          26.4          25.8
                                                                            ------------  ------------  ------------
Income from operations..................................................        12.9          15.4          14.8
Interest and other income, net..........................................         1.5           1.2           0.7
                                                                            ------------  ------------  ------------
Income before taxes.....................................................        14.4          16.6          15.5
Tax provision...........................................................         4.7           5.8           5.5
                                                                            ------------  ------------  ------------
Net income..............................................................         9.7%         10.8%         10.0%
                                                                            ============  ============  ============

Beginning in 1998, the Company's fiscal year ends on the first Sunday in January, instead of the Sunday closest to December 31. Fiscal 1998 was a fifty-three week fiscal year, rather than a normal fifty-two week fiscal year, but that would also have been the case under the old policy. Fiscal 1998, 1997, and 1996 ended on January 3, 1999, December 28, 1997, and December 29, 1996, respectively. For ease of presentation, December 31 has been utilized as the fiscal year-end for all years.

         Net Revenues

         Net revenues for fiscal 1998 were $154.4 million, a decrease of 1% from net revenues for fiscal 1997. This compares with an increase in net revenues of 5% for fiscal 1997 over fiscal 1996. The Company derives its revenues primarily from the sale of FPGAs, which accounted for 97% of net revenues for 1998, compared with 98% for 1997 and 97% for 1996. The Company also derives revenues from royalties and the sale of software, hardware, maintenance, and design services.

         Net revenues from the sale of FPGAs for 1998 decreased 2% from net revenues from the sale of FPGAs for 1997. This compares with an increase of 6% in net revenues from the sale of FPGAs for 1997 over 1996. The decrease in net revenues from the sale of FPGAs for 1998 from 1997 was primarily due to an 11% decrease in the overall average selling price of FPGAs, which was mostly offset by an increase of 12% in unit sales. The decrease in the overall average selling price of FPGAs for 1998 was driven by a higher percentage of shipments of MX product, which has lower average selling prices than other families, coupled with selling price erosion typical to the semiconductor industry. The growth in net revenues from the sale of FPGAs for 1997 over 1996 was due primarily to a 3% increase in unit sales coupled with a 2% increase in the overall average selling prices of FPGAs. The increase in the overall average selling price in 1997 was due principally to proportionately greater unit sales of the Company's newer (ACT 3, XL, DX, and RH) product families, which generally command higher average selling prices than the Company's older (ACT 1 and ACT 2) product families.

         As is typical in the semiconductor industry, the average selling prices of the Company's products generally decline over the lives of such products. To increase revenues, the Company seeks to increase unit sales of existing products, principally by reducing prices, and to introduce and sell new products. No assurance can be given that these efforts will be successful.

         As is common in the semiconductor industry, the Company generates significant revenues from the sales of its products through distributors. The Company's principal distributors are Unique Technologies, Inc. ("Unique") and Pioneer-Standard Electronics, Inc. ("Pioneer") in North America and Arrow Electronics, Inc. and Zeus Electronics (collectively, "Arrow") worldwide. Unique replaced Wyle Electronics Marketing Group ("Wyle") as an Actel distributor in the second half of 1998. Unique and Wyle are both part of the worldwide Veba Electronics Group. The Company is now strategically positioned as Unique's only FPGA supplier. This provides the Company with a partner whose FPGA focus will be exclusively on the Company's channel distribution, service, and support requirements. The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:

                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
Wyle/Unique.............................................................         14%           17%           14%
Arrow...................................................................         14%           17%           14%
Pioneer.................................................................          9%           12%           11%

The Company does not recognize revenue on product shipped to a distributor until the distributor resells the product to its customer.

         Sales to customers outside the United States for 1998, 1997, and 1996 accounted for 33%, 31%, and 33% of net revenues, respectively. Of these export sales, the largest portion was derived from European customers.

         Gross Margin

         Gross margin for 1998 was 60% of net revenues, compared with 59% of net revenues for 1997 and 57% of net revenues for 1996. The improvements in gross margin resulted primarily from improved manufacturing yields, wafer price reductions, and appreciation in the value of the United States dollar versus the Japanese yen, in which some of the Company's wafer purchases are denominated. The Company periodically enters into foreign exchange contracts to minimize foreign exchange risk relating to wafer purchases denominated in yen.

         As is typical in the semiconductor industry, margins on the Company's products generally decline as the average selling prices of such products decline. The Company seeks to offset margin erosion by selling a higher percentage of new products, which generally tend to have higher margins than more mature products, and by reducing costs. The Company seeks to reduce costs by improving wafer yields, negotiating price reductions with suppliers, increasing the level and efficiency of its testing and packaging operations, achieving economies of scale by means of higher production levels, and increasing the number of die produced per wafer by shrinking the die size of its products. No assurance can be given that these efforts will be successful. The capability of the Company to shrink the die size of its FPGAs is dependent on the availability of more advanced manufacturing processes. Due to the custom steps involved in manufacturing antifuse FPGAs, the Company typically obtains access to new manufacturing processes later than its competitors using standard manufacturing processes.

         Research and Development

         Research and development expenditures for 1998 were $31.2 million, or 20% of net revenues, compared with $26.5 million, or 17% of net revenues, for 1997 and $23.9 million, or 16% of net revenues, for 1996. Research and development expenditures for 1998 increased by 18% compared with 1997, and increased as a percentage of net revenues as the Company boosted the level of its research and development expenditures to accelerate the introduction of new products. Research and development expenditures for 1997 increased by 11% compared with 1996, and increased as a percentage of net revenues principally because net revenues for the second half of 1997 decreased from the first half of 1997.

         The Company's research and development consists of circuit design, software development, and process technology activities. The Company believes that continued substantial investment in research and development is critical to maintaining a strong technological position in the industry. Since the Company's antifuse FPGAs are manufactured using a customized process, the Company's research and development expenditures will probably always be higher as a percentage of net revenues than that of its major competitors.

         Selling, General, and Administrative

         Selling, general, and administrative expenses for 1998 were $41.7 million, or 27% of net revenues, compared with $41.2 million, or 26% of net revenues, for 1997 and $38.4 million, or 26% of net revenues, for 1996. Selling, general, and administrative expenses for 1998 increased by 1% compared with 1997, while the Company's net revenues for 1998 decreased by 1% compared with 1997. Selling, general, and administrative expenses for 1998 increased as a percentage of net revenues principally because of an increased level of sales and marketing activities in support of new products. Selling, general, and administrative expenses for 1997 increased by 7% compared with 1996, while revenues increased in 1997 by 5% over 1996. This spending increase was primarily due to increased sales and marketing support for new products and increased legal spending for litigation support.

         Tax Provision

         The Company's effective tax rates for 1998, 1997, and 1996 were 32.5%, 35.0% and 35.0%, respectively. Significant components affecting the effective tax rate include benefits of federal research and development credits, income from tax exempt securities, state composite rate, and the recognition of certain deferred tax assets subject to valuation allowances as of December 31, 1997, December 31, 1996, and December 31, 1995. The effective tax rate for 1998 was less than the effective tax rate for 1997 due primarily to increased R&D spending, increased income from tax exempt securities, and a lower state composite rate.

Financial Condition, Liquidity, and Capital Resources

         The Company's total assets were $179.7 million at the end of 1998, compared with $160.0 million at the end of 1997. The increase in total assets was attributable principally to increased cash, cash equivalents, short-term investments, and inventory. The following table sets forth certain financial data from the Consolidated Balance Sheets expressed as the percentage change from the end of fiscal 1997 to the end of fiscal 1998:

                                                                                              Percentage Change
                                                                                              From 1997 to 1998
                                                                                          --------------------------
Cash, cash equivalents, and short-term investments.....................................              19.2%
Accounts receivable, net...............................................................             (17.2)
Inventories............................................................................              25.4
Property and equipment, net............................................................              (3.2)
Other assets (primarily GateField).....................................................             128.5
Total assets...........................................................................              12.3
Total current liabilities..............................................................               3.3
Shareholders' equity...................................................................              16.6

         Cash, Cash Equivalents, and Short-Term Investments

         The Company's cash, cash equivalents, and short-term investments were $70.4 million at the end of 1998, compared with $59.0 million at the end of 1997. The amount of cash, cash equivalents, and short-term investments increased as a result of $27.2 million of cash provided by operations and $1.5 million of cash provided by financing activities, which were offset in part by $17.4 million of cash used in investing activities. These activities included approximately $10.4 million used in the GateField transaction and $6.1 million used in the repurchase of Company Common Stock.

         The Company currently has no material financial obligations to its wafer suppliers. However, wafer manufacturers are increasingly demanding financial support from customers in the form of equity investments and advance purchase price deposits, which in some cases are substantial. Should the Company require additional capacity, it may be required to incur significant expenditures to secure such capacity.

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

         Notwithstanding the foregoing, the Company believes that existing cash, cash equivalents, and short-term investments, together with cash generated from operations, will be sufficient to meet its cash requirements for 1999. A portion of available cash may be used for investment in or acquisition of complementary businesses, products, or technologies.

         Accounts Receivable

         The Company's net accounts receivable were $20.8 million at the end of 1998, compared with $25.1 million at the end of 1997. This decline of 17% in net accounts receivable compares favorably with the 1% decrease in net revenues for 1998 compared with 1997. The Company believes that its net accounts receivable for 1998 declined through more focused collection efforts and process improvements.

         Inventories

         The Company's inventories were $25.7 million at the end of 1998, compared with $20.5 million at the end of 1997. This increase was driven primarily by intentional inventory builds in the Company's newest product families, MX and SX, driving an increase in days of inventory from 122 to 148 days. This build enables the Company to have MX and SX products available for immediate shipment to customers. Since the Company's FPGAs are manufactured using customized steps that are added to the standard manufacturing processes of its independent wafer suppliers, the Company's manufacturing cycle is longer and hence more difficult to adjust in response to changing demands or delivery schedules.

         Property and Equipment

         The Company's net property and equipment was $14.6 million at the end of 1998, compared with $15.1 million at the end of 1997. The Company invested $7.6 million in property and equipment in 1998, compared with $6.8 million in 1997. Depreciation of property and equipment was $8.1million for 1998, compared with $7.5 million for 1997. Capital expenditures during the past two years have been primarily for engineering, manufacturing, and office equipment.

         Other Assets

         The Company's other assets grew to $15.9 million at the end of 1998, compared with $7.0 million at the end of 1997. This increase was attributable primarily to the Company's transactions with GateField. See Note 5 of Notes to Consolidated Financial Statements.

         Current Liabilities

         The Company's total current liabilities were $52.7 million at the end of 1998, compared with $51.0 million at the end of 1997.

         Shareholders' Equity

         Shareholders' equity was $127.1 million at the end of 1998, compared with $109.0 million at the end of 1997. The increase included $15.0 million of net income and proceeds of $7.6 million from the sale of Common Stock under employee stock plans. These increases were offset by the repurchase of 675,000 shares of Common Stock at a cost of $6.1 million.

Employees

         At the end of 1998, the Company had 457 full-time employees, including 137 in marketing, sales, and customer support; 157 in research and development; 115 in operations; 15 in Design Services; and 33 in administration and finance. This compares with 380 full-time employees at the end of 1997, an increase of 20%. Net revenues per employee was approximately $338,000 for 1998, compared with approximately $410,000 for 1997.

Impact of Recently Issued Accounting Standards

         As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or shareholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130. Total comprehensive income for 1998 and 1997 were $15,114,000 and $16,818,000, respectively.

         During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which established standards for the way public enterprises report information in annual statements and financial reports regarding operating segments, products, services, geographic areas, and major customers. The Company currently has one reportable segment under SFAS 131.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. The Company is currently evaluating the impact adoption of SFAS 133 will have on financial position, operating results, and cash flow.

         The American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting For the Costs of Computer Software Developed or Obtained For Internal Use" ("SOP 98-1"), on March 4, 1998. SOP 98-1 provides guidelines for accounting for costs of computer software developed for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 is not expected to materially impact the Company's results of operations, financial position, or cash flow.

Market Risk

         As of December 31, 1998, the Company's investment portfolio consisted of corporate bonds, floating rate notes, and municipal obligations. The primary objectives of the Company's investment activities are to preserve principal, meet liquidity needs, and maximize yields. To meet these objectives, the Company invests in only high credit quality debt securities with average maturities of less than twelve months. The Company also limits the percentage of total investments that may be invested in any one issuer. Corporate investments as a group are also limited to a maximum percentage of the Company's investment portfolio.

         The Company's investments are subject to interest rate risk. An increase in interest rates could subject the Company to a decrease in the market value of its investments. These risks are mitigated by the ability of the Company to hold these investments to maturity. A hypothetical 60 basis point increase in interest rates would result in an approximate $156,000 decrease
(less than 0.3%) in the fair value of the Company's available-for-sale securities.

         The Company purchases a portion of the wafers it uses in production from Japanese suppliers in purchases denominated in Japanese Yen. An adverse change in the foreign exchange rate would have an effect on the price the Company pays for a portion of the wafers used in production over the long term. The Company attempts to mitigate its exposure to risks from foreign currency fluctuations by purchasing forward foreign exchange contracts to hedge firm purchase commitments denominated in foreign currencies. The Company's forward contracts are subject to foreign exchange risk. The Company's accounting policies for these contracts are based on the Company's designation of the contracts as hedging transactions. The criteria the Company uses for designating a contract as a hedge includes the contract's effectiveness in risk reduction and one-to-one matching of the derivative financial instrument to the underlying transaction being hedged. Forward exchange contracts are short term and do not hedge purchases that will be made for anticipated longer-term wafer needs. An adverse change of 10% in exchange rates would result in a decline in income before taxes of approximately $860,000.

         All of the potential changes noted above are based upon sensitivity analysis performed on the Company's financial position at December 31, 1998. Actual results may differ materially.

Year 2000 Risks

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000.

         Based on recent assessments, the Company determined that it would be required to upgrade, modify, and/or replace portions of its internal software and certain internal hardware so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that, with modifications or replacements of existing software and certain hardware, the impact of the Year 2000 issue can be mitigated. However, if the modifications and replacements are not made on a timely basis, no assurance can be given that the Company's internal networks, desktops, and test equipment will be operational, or that third party vendors will be able to meet the Company's production needs.

         The Company's plan to resolve the Year 2000 issue involves the following four phases: inventory, assessment, remediation, and testing/implementation. The Company has completed its inventory and assessment of information technology ("IT") and non-information technology ("Non-IT") systems that could be significantly affected by the Year 2000. The assessment indicated that most of the Company's significant IT systems could be affected, particularly the order entry, general ledger, billing, and inventory systems. Non-IT systems that could be affected include testers and bar-code devices used in various aspects of the manufacturing and shipping process.

         Based on a review of its product lines (FPGA devices and programming software and hardware), the Company has determined that the majority of its products it has sold and will continue to sell do not require remediation to be Year 2000 compliant. Accordingly, the Company does not believe that the Year 2000 presents a material exposure as it relates to the Company's products.

         With respect to its IT exposure, to date the Company has completed the remediation of its ERP systems (systems for order entry, general ledger, billing, production tracking, inventory and shipping) by upgrading to year 2000 compliant versions. Once software is reprogrammed or replaced for a system, testing and implementation are carried out. These phases run concurrently for different systems. The Company plans to have most IT systems fully tested and implemented by June 30, 1999, with 100% completion targeted for September 30, 1999.

         The remediation of Non-IT systems is significantly more difficult than remediation of IT systems due to the dependency on manufacturers for information on the Year 2000 compliance status of the various components and products. The Company is 30% complete with the remediation phase of its Non-IT systems. The Company expects to complete its remediation of Non-IT systems by June 30, 1999. Testing and implementation of affected equipment is expected to be fully completed by September 30, 1999.

         The Company has queried all of its significant suppliers and subcontractors ("Suppliers"). To date, the Company is not aware of any Supplier with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that its Suppliers will be Year 2000 ready. The inability of Suppliers to complete their Year 2000 compliance process in a timely fashion could materially and adversely impact the Company.

         The Company will utilize both internal and external resources to reprogram or replace, test, and implement the software and embedded systems for Year 2000 modifications. To date, the Company has incurred approximately $0.5 million of expenses on efforts directed solely at Year 2000 compliance. The total cost of the Year 2000 project is not expected to exceed $2.0 million and is being funded through operating cash flows.

         Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. The Company believes that it is more likely to experience Year 2000 problems with the systems of Suppliers rather than with the Company's internal systems or products. The Company's Year 2000 program includes efforts to assess the Year 2000 compliance of its Suppliers.

         The Company currently has no contingency plans in place in the event it does not complete all phases of the Year 2000 program. The Company intends to develop a contingency plan to deal with Year 2000 issues that may materially adversely affect its business processes. The Company intends to have a contingency plan in place no later than June 30, 1999.

Other Risks

         The Company's operating results are subject to general economic conditions and a variety of risks characteristic of the semiconductor industry (including booking and shipment uncertainties, wafer supply fluctuations, and price erosion) or specific to the Company, any of which could cause the Company's operating results to differ materially from past results. For a discussion of such risks, see "Risk Factors" in Part I of the Company's Annual Report on Form 10-K for 1998, which is incorporated herein by this reference.

Quarterly Information

         The following table presents certain unaudited quarterly results for each of the eight quarters in the period ended January 3, 1999. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and all necessary adjustments (consisting only of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and notes thereto. These quarterly operating results, however, are not indicative of the results for any future period.

                                                                             Three Months Ended
                                         ------------------------------------------------------------------------------------------
                                          Jan. 3,     Oct. 4,    June 28,   Mar. 29,    Dec. 28,   Sept. 28,   June 29,   Mar. 30,
                                            1999       1998        1998       1998        1997       1997        1997       1997
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
                                                                  (in thousands, except per share amounts)
Statements of Operations Data:
Net revenues..........................   $  40,174   $ 38,628   $   37,160  $  38,465  $   37,012  $  38,220  $   40,823  $  39,803
Cost of revenues......................      15,797     15,245       14,815     15,785      15,287     15,788      16,731     16,439
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Gross profit..........................      24,377     23,383       22,345     22,680      21,725     22,432      24,092     23,364
Research and development..............       8,483      7,960        7,527      7,250       6,816      6,641       6,461      6,547
Selling, general, and administrative..      10,359     10,411       10,392     10,581      10,313     10,355      10,394     10,131
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Income from operations................       5,535      5,012        4,426      4,849       4,596      5,436       7,237      6,686
Net income............................   $   4,118   $  3,837   $    3,419  $   3,613  $    3,382  $   3,921  $    4,934  $   4,531
Net income per share:
  Basic (1)...........................   $    0.20   $   0.18   $     0.16  $    0.17  $     0.16  $    0.19  $     0.24  $    0.24
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========
  Diluted (1).........................   $    0.19   $   0.18   $     0.16  $    0.17  $     0.16  $    0.18  $     0.23  $    0.21
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========
Shares used in computing net income
  per share:
  Basic...............................      21,091     21,449       21,288     21,163      21,032     20,956      20,834     18,636
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========
  Diluted.............................      22,201     21,724       21,968     21,864      21,623     22,172      21,890     22,082
                                         =========   ========   ==========  =========  ==========  =========  ==========  =========

                                                                             Three Months Ended
                                         ------------------------------------------------------------------------------------------
                                          Jan. 3,     Oct. 4,    June 28,   Mar. 29,    Dec. 28,   Sept. 28,   June 29,   Mar. 30,
                                            1999       1998        1998       1998        1997       1997        1997       1997
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
As a Percentage of Net Revenues:
Net revenues..........................     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Cost of revenues......................      39.3        39.5       39.9        41.0       41.3        41.3       41.0        41.3
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Gross margin..........................      60.7        60.5       60.1        59.0       58.7        58.7       59.0        58.7
Research and development..............      21.1        20.6       20.3        18.9       18.4        17.4       15.8        16.4
Selling, general, and administrative..      25.8        27.0       28.0        27.5       27.9        27.1       25.5        25.5
                                         ---------   --------   ----------  ---------  ----------  ---------  ----------  ---------
Income from operations................      13.8        13.0       11.9        12.6       12.4        14.2       17.7        16.8
Net income............................      10.3         9.9        9.2         9.4        9.1        10.3       12.1        11.4

------------------------------------------------

   (1)     The  earnings  per share  amounts  for the first  three  quarters  of 1997 have been restated  to comply  with  Statement  of  Financial  Accounting  Standards  No. 128,
           "Earnings Per Share."

                                ACTEL CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1998         1997
                                                                                          ------------  ------------
                                                       ASSETS
Current assets:
   Cash and cash equivalents...........................................................   $     13,947  $      7,763
   Short-term investments..............................................................         56,449        51,272
   Accounts receivable, net............................................................         20,820        25,135
   Inventories, net....................................................................         25,669        20,472
   Deferred income taxes...............................................................         18,169        20,782
   Notes receivable from officers......................................................            356           364
   Other current assets................................................................          3,102         1,475
                                                                                          ------------  ------------
         Total current assets..........................................................        138,512       127,263
Property and equipment, net............................................................         14,592        15,081
Investment in Chartered Semiconductor..................................................         10,680        10,680
Other assets, net......................................................................         15,924         6,970
                                                                                          ------------  ------------
                                                                                          $    179,708  $    159,994
                                                                                          ============  ============

                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable....................................................................   $     11,525  $     12,440
   Accrued salaries and employee benefits..............................................          4,960         4,718
   Other accrued liabilities...........................................................            828         1,391
   Income taxes payable................................................................          3,370         1,507
   Deferred income.....................................................................         31,971        30,928
                                                                                          ------------  ------------
         Total current liabilities.....................................................         52,654        50,984

Commitments and contingencies

Shareholders' equity:
   Preferred stock, $.001 par value; 5,000,000 shares authorized; 1,000,000 issued and
     converted to common stock, and none outstanding...................................             --            --
   Common stock, $.001 par value;  55,000,000 shares authorized;  21,181,930 and
     21,046,894 shares issued and outstanding at December 31, 1998 and 1997,
     respectively......................................................................             21            21
   Additional paid-in capital..........................................................         92,092        85,965
   Retained earnings ..................................................................         34,763        22,973
   Accumulated Other Comprehensive Income .............................................            178            51
                                                                                          ------------  ------------
         Total shareholders' equity....................................................        127,054       109,010
                                                                                          ------------  ------------
                                                                                          $    179,708  $    159,994
                                                                                          ============  ============


                                ACTEL CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)


                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
Net revenues............................................................    $    154,427  $    155,858  $    148,779
Costs and expenses:
   Cost of revenues.....................................................          61,642        64,244        64,420
   Research and development.............................................          31,220        26,465        23,934
   Selling, general, and administrative.................................          41,743        41,194        38,395
                                                                            ------------  ------------  ------------
         Total costs and expenses.......................................         134,605       131,903       126,749
                                                                            ------------  ------------  ------------
Income from operations..................................................          19,822        23,955        22,030
Interest expense........................................................              --            --           (13)
Interest income and other, net..........................................           2,380         1,842         1,068
                                                                            ------------  ------------  ------------
Income before taxes.....................................................          22,202        25,797        23,085
Tax provision...........................................................           7,215         9,029         8,147
                                                                            ------------  ------------  ------------
Net income..............................................................    $     14,987  $     16,768  $     14,938
                                                                            ============  ============  ============
Net income per share:
   Basic................................................................    $       0.71  $       0.82  $       0.84
                                                                            ============  ============  ============
   Diluted..............................................................    $       0.68  $       0.76  $       0.70
                                                                            ============  ============  ============
Shares used in computing net income per share:
   Basic................................................................          21,251        20,370        17,826
                                                                            ============  ============  ============
   Diluted..............................................................          21,921        21,968        21,485
                                                                            ============  ============  ============

                                ACTEL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (in thousands, except share amounts)


                                                                         Retained    Accumulated
                                                         Additional     Earnings/       Other         Total
                                             Common       Paid-In     (Accumulated  Comprehensive  Shareholders'
                                             Stock        Capital        Deficit)       Income        Equity
                                          ------------  ------------   ------------  ------------  ------------
Balance at December 31, 1995............  $         18  $     59,638   $     (8,733) $         (3) $     50,920
Issuance of 429,745 shares of common
   stock under employee stock plans.....            --         2,955             --            --         2,955
Tax benefit from exercise of stock
   options..............................            --           540             --            --           540
Net income..............................            --            --         14,938            --        14,938
Other comprehensive income:
  Change in unrealized gain on
     investments........................            --            --             --             4             4
                                                                                                   ------------
  Comprehensive income..................                                                                 14,942
                                          ------------  ------------   ------------  ------------  ------------
Balance at December 31, 1996............  $         18  $     63,133   $      6,205  $          1  $     69,357
                                          ============  ============   ============  ============  ============
Conversion of 1,000,000 shares of
   redeemable, convertible preferred
   stock into 2,631,578 shares of
   common stock.........................             3        18,144             --            --        18,147
Issuance of 423,813 shares of common
   stock under employee stock plans.....            --         3,970             --            --         3,970
Tax benefit from exercise of stock                  --           718             --            --           718
   options..............................
Net income..............................            --            --         16,768            --        16,768
Other comprehensive income:
  Change in unrealized gain on
     investments........................            --            --             --            50            50
                                                                                                   ------------
  Comprehensive income..................                                                                 16,818
                                          ------------  ------------   ------------  ------------  ------------
Balance at December 31, 1997............  $         21  $     85,965   $     22,973  $         51  $    109,010
                                          ============  ============   ============  ============  ============
Issuance of 785,036 shares of common
   stock under employee stock plans.....             1         7,599             --            --         7,600
Issuance of 25,000 shares of common
   stock for patent acquisition.........            --           366             --            --           366
Tax benefit from exercise of stock                  --         1,097             --            --         1,097
   options..............................
Net income..............................            --            --         14,987            --        14,987
Other comprehensive income:
  Change in unrealized gain on
      investments.......................            --            --             --            127          127
                                                                                                   ------------
  Comprehensive income..................                                                                 15,114
Repurchase of common stock..............            (1)       (2,935)        (3,197)           --        (6,133)
                                          ------------  ------------   ------------  ------------  ------------
Balance at December 31, 1998............  $         21  $     92,092   $     34,763  $        178  $    127,054
                                          ============  ============   ============  ============  ============

                                ACTEL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
Operating activities:
   Net income...........................................................    $     14,987  $     16,768  $     14,938
   Adjustments  to  reconcile  net  income  to net cash
     provided  by  operating activities:
     Depreciation and amortization......................................           9,320         8,358         6,755
     Loss on disposal of fixed assets...................................              --           175            --
     Changes in operating assets and liabilities:
       Accounts receivable..............................................           4,315         4,360       (11,690)
       Inventories......................................................          (5,197)        6,376           878
       Deferred income taxes............................................           2,613        (5,050)       (6,373)
       Other current assets & notes receivable from officers............          (1,619)          577          (319)
       Accounts payable, accrued salaries and employee benefits, and
         other accrued liabilities......................................           1,724        (1,048)        5,140
       Deferred income..................................................           1,043         3,542         8,238
                                                                            ------------  ------------  ------------
   Net cash provided by operating activities............................          27,186        34,058        17,567
Investing activities:
   Purchases of property and equipment..................................          (7,646)       (6,764)       (7,786)
   Purchases of available-for-sale securities...........................        (134,630)     (157,753)      (49,429)
   Sales and maturities of available for sale securities................         129,580       132,156        26,096
   Investment in Chartered Semiconductor................................              --            --        (3,611)
   Investment in GateField including purchase of design center, preferred
     stock and other intangible assets .................................         (10,000)         ----          ----
   Other assets.........................................................             227        (1,447)          126
                                                                            ------------  ------------  ------------
   Net cash used in investing activities................................         (22,469)      (33,808)      (34,604)
Financing activities:
   Sale of common stock.................................................           7,600         3,970         2,955
   Repurchase of common stock...........................................          (6,133)           --            --
   Principal payments under notes payable and capital lease obligations.
                                                                                      --            --           (66)
                                                                             ------------  ------------  ------------
   Net cash provided by financing activities............................           1,467         3,970         2,889
Net increase (decrease) in cash and cash equivalents....................           6,184         4,220       (14,148)
Cash and cash equivalents, beginning of year............................           7,763         3,543        17,691
                                                                            ------------  ------------  ------------
Cash and cash equivalents, end of year..................................    $     13,947  $      7,763  $      3,543
                                                                            ============  ============  ============
Supplemental  disclosures of cash flows  information and non-cash investing and financing activities:
   Cash paid during the year for interest...............................    $         --  $         --  $          2
   Cash paid during the year for taxes..................................           2,207        15,398        12,370
   Tax benefits from exercise of stock options..........................           1,097           718           540
   Issuance of common stock for patent acquisition......................             366            --            --
   Conversion of preferred stock into common stock......................              --       (18,147)           --

                                ACTEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Organization and Summary of Significant Accounting Policies

         Actel Corporation (the "Company") was incorporated under the laws of California on October 17, 1985. The Company designs, develops, and markets field programmable gate arrays ("FPGAs") and associated development system software and programming hardware. The Company also provides design services, including FPGA, application specific integrated circuit ("ASIC"), and system design, software development and implementation, and development of prototypes, first articles and production units. Net revenues from the sale of FPGAs accounted for 97% of the Company's net revenues for 1998, compared with 98% for 1997 and 97% for 1996. Design services, which the Company acquired from GateField Corporation ("GateField") in the third quarter of 1998, accounted for 1% of the Company's net revenues for 1998.

         FPGAs are logic integrated circuits that adapt the microprocessing and memory capabilities of electronic systems to specific applications. The
Company's operating results are therefore subject to a variety of risks characteristic of the semiconductor industry, including booking and shipment uncertainties, wafer yield fluctuations, and price erosion, as well as general economic conditions. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster. Information on the Company's sales by geographic area is included in Note 11.

         Advertising and Promotion Costs

         The Company's policy is to expense advertising and promotion costs as they are incurred. The Company's advertising and promotion expenses were approximately $3,454,000, $4,050,000, and $3,595,000 for 1998, 1997, and 1996,
respectively.

         Basis of Presentation

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Beginning in 1998, the Company's fiscal year ends on the first Sunday in January, instead of the Sunday closest to December 31. Fiscal 1998 was a fifty-three week fiscal year, rather than a normal fifty-two week fiscal year, but that would also have been the case under the old policy. Fiscal 1998, 1997, and 1996 ended on January 3, 1999, December 28, 1997, and December 29, 1996, respectively. For ease of presentation, December 31 has been utilized as the fiscal year-end for all years in the consolidated financial statements and accompanying notes.

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

         The Company accounts for its investment in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1998, all debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a component of comprehensive income in shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income and other.

         Concentration of Credit Risk

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company invests in securities of A, A1, or P1 grade. The Company is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheet. The Company manufactures and sells its products to customers in diversified industries. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company is exposed to credit risks in the event of insolvency by its customers and limits its exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary. Three of the Company's distributors - Unique
(Wyle), Arrow, and Pioneer -- accounted for approximately 14%, 14%, and 9% of the Company's net revenues for 1998, respectively. The same three distributors accounted in the aggregate for approximately 46% of the Company's net revenues for 1997 and 39% for 1996. Unique replaced Wyle as a distributor in the second half of 1998. Unique and Wyle are both part of the worldwide Veba Electronics Group. The loss of any one of these distributors could have a materially adverse effect on the Company's results of operations and financial position.

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

         Impact of Recently Issued Accounting Standards

         As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or shareholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in shareholders' equity to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

         The following schedule of other comprehensive income shows the gross current-period gain and the reclassification adjustment. Due to the immaterial components of other comprehensive income in 1998, 1997 and 1996, tax amounts were nominal.

                                                                                    Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
                                                                                        (in thousands)
Unrealized gain on available-for-sale securities........................    $        178  $         51  $          1
Less reclassification adjustment for gain realized in net income........             (51)           (1)            3
Other comprehensive income..............................................    $        127  $         50  $          4

         During 1998, the Company adopted the Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which established standards for the way public enterprises report information in annual statements and financial reports regarding operating segments, products, services, geographic areas, and major customers. The Company currently has one reportable segment under SFAS 131. See
Note 11 of Notes to the Consolidated Financial Statements.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. The Company is currently evaluating the impact adoption of SFAS 133 will have on financial position, operating results, and cash flow.

         The American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting For the Costs of Computer Software Developed or Obtained For Internal Use" ("SOP 98-1"), on March 4, 1998. SOP 98-1 provides guidelines for accounting for costs of computer software developed for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 is not expected to materially impact the Company's results of operations or financial position.

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

         Off-Balance-Sheet Risk

         The Company enters into foreign exchange contracts to hedge firm purchase commitments denominated in foreign currencies. The Company does not use forward foreign exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge includes its effectiveness in exposure reduction and one-to-one matching of the derivative financial instrument to the underlying transaction being hedged. Gains and losses on these contracts are recognized upon maturity of the contracts and are included in cost of sales. If the criteria for designation of these instruments as hedging transactions is not met, then the instruments would be marked to market, with gains and losses recognized in that period. At December 31, 1998, the Company had foreign exchange contracts maturing in January 1999 to purchase Japanese yen for approximately $85,000 at an average rate of 137 yen per dollar.

         In addition, the Company had an outstanding standby letter of credit in the amount of approximately $1,062,000 at December 31, 1998.

         Property and Equipment

         Property   and   equipment   are  carried  at  cost  less   accumulated
depreciation (see Note 2). Depreciation and amortization have been provided on a straight-line basis over the following estimated useful lives:

Equipment.........................................   2 to 5 years
Furniture and fixtures............................   3 to 5 years
Leasehold improvements............................   Estimated useful life or
                                                     lease term, whichever
                                                     is shorter

         Revenue Recognition

         Revenue from product shipped to end customers is generally recorded at the time of shipment. Revenue related to products shipped subject to customers' evaluation is recognized upon final acceptance. Shipments to distributors are made under agreements allowing certain rights of return and price protection on unsold merchandise. For that reason, the Company defers recognition of revenues and related cost of revenues on sales of products to distributors until such products are sold by the distributor. Royalty income is recognized upon the sale by others of products subject to royalties. Design Services revenues are recognized as the services are performed.

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

2.       Balance Sheet Detail

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1998         1997
                                                                                          ------------  ------------
                                                                                                (in thousands)
 Accounts receivable:
    Trade accounts receivable..........................................................   $     22,374  $     26,767
    Allowance for doubtful accounts....................................................         (1,554)       (1,632)
                                                                                          ------------  ------------
                                                                                          $     20,820  $     25,135
                                                                                          ============  ============

 Inventories:
    Purchased parts and raw materials..................................................   $      1,285  $      3,681
    Work-in-process....................................................................         12,052         8,438
    Finished goods.....................................................................         12,332         8,353
                                                                                          ------------  ------------
                                                                                          $     25,669  $     20,472
                                                                                          ============  ============
 Property and equipment:
    Equipment..........................................................................   $     39,711  $     33,664
    Furniture and fixtures.............................................................          2,267         2,171
    Leasehold improvements.............................................................          4,728         4,476
                                                                                           ------------  ------------
                                                                                                46,706        40,311
    Accumulated depreciation and amortization..........................................        (32,114)      (25,230)
                                                                                          ------------  ------------
                                                                                          $     14,592  $     15,081
                                                                                          ============  ============

         Depreciation expense was approximately $8,134,563, $7,481,000, and $5,879,000 for 1998, 1997,and 1996, respectively.

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1998         1997
                                                                                          ------------  ------------
                                                                                                (in thousands)
Other Assets:
    GateField intangible asset (net of accumulated amortization).......................   $      1,948  $         --
    GateField product marketing agreement..............................................          6,000            --
    GateField preferred stock..........................................................          1,650            --
    Texas instrument intangible asset (net of accumulated amortization)................            668         1,545
    Other..............................................................................          5,658         5,425
                                                                                          ------------  ------------
                                                                                          $     15,924  $      6,970
                                                                                          ============  ============

         Amortization expense was approximately $1,185,000 (amortization attributable to the GateField transaction was $252,000), $877,000, and $876,000 for 1998, 1997, and 1996, respectively. Texas Instrument intangible asset is being amortized over its estimated useful life of five years. For further discussion on GateField, see Note 5 of Notes to Consolidated Financial Statements.

3.        Available-for-Sale Securities

         The following is a summary of available-for-sale securities at December 31, 1998 and 1997:

                                                                              Gross         Gross
                                                                            Unrealized    Unrealized    Estimated
                                                                 Cost         Gains         Losses     Fair Values
                                                             ------------  ------------  ------------  ------------
                                                                                 (in thousands)
December 31, 1998
   Corporate bonds........................................   $      3,500  $         --  $         --  $      3,500
   Commercial paper.......................................          4,415            --            --         4,415
   Floating rate notes....................................          5,500            --            --         5,500
   Municipal obligations..................................         47,271           180            (2)       47,449
                                                             ------------  ------------  ------------  ------------
   Total available-for-sale securities....................         60,686           180            (2)       60,864
  Less amounts classified as cash equivalents.............         (4,415)           --            --        (4,415)
                                                             ------------  ------------  ------------  ------------
Total short-term investments..............................   $     56,271  $        180  $         (2) $     56,449
                                                             ============  ============  ============  ============


December 31, 1997
   Municipal obligations..................................   $     51,222  $         50  $         --  $     51,272
  Less amounts classified as cash equivalents.............             --            --            --            --
                                                             ------------  ------------  ------------  ------------
Total short-term investments..............................   $     51,222  $         50  $         --  $     51,272
                                                             ============  ============  ============  ============

         The adjustments to net unrealized gains and (losses) on investments included as a separate component of shareholders' equity totaled approximately $127,000, $50,000, and $4,000 for the years ended December 31, 1998, 1997, and
1996, respectively. Realized gains and losses during 1998, 1997, and 1996 were not material.

         See Note 1 for discussion of how fair values were determined and the Company's policy of accounting for investments.

         The expected maturities of the Company's investments at December 31, 1998 are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

 Available-for-sale (in thousands):
    Due in less than one year....................................   $     30,117
    Due in one year or more......................................         26,332
                                                                    ------------
                                                                    $     56,449
                                                                    ============

         A significant proportion of the Company's securities represent investments in floating rate municipal bonds with contractual maturities greater than ten years. However, the interest rates on these debt securities generally reset every ninety days, at which time the Company has the option to sell the security or roll-over the investment at the new interest rate. As it is not the Company's intention to hold these securities until their contractual maturities, these amounts have been classified as short-term investments and are assumed to have maturities of 90 days for average maturity calculations.

4.       Investment in Chartered Semiconductor

         The Company holds an equity investment of approximately $10,680,000 in Chartered Semiconductor Manufacturing Ltd ("Chartered Semiconductor"), a semiconductor company located in Singapore. The Company's investment in Chartered Semiconductor amounts to less than 2% of total equity in Chartered Semiconductor. The investment in Chartered Semiconductor is accounted for under the cost method; therefore, changes in the value of the investment are not recognized unless impairment in the value of the investment is deemed by management to be "other than temporary."

5.       GateField

         In the third quarter of 1998, the Company entered into a product marketing rights agreement with, and purchased convertible stock of, GateField. Simultaneously, the Company acquired the Design Services Business Unit of GateField in a transaction accounted for as a purchase. Consideration paid in these transactions totaled $10,447,000, consisting entirely of cash.

         In accordance with provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the total consideration on the basis of their respective fair values. Standard valuation procedures and techniques were utilized in determining the fair value of each acquired asset. The assumptions used to estimate the value of the identified intangible assets were developed by the Company and GateField management and were further supported through relevant industry data. The consideration was allocated as follows: $6,000,000 to the product marketing rights agreement; $1,650,000 to the convertible preferred stock; and $2,797,000 (consisting of $447,000 related to net assets and $2,350,000 related to intangible assets) to the Design Services Business Unit.

         The product marketing rights agreement provides the Company with an exclusive right to market and sell GateField's standard ProASIC products in process geometries of 0.35 micron and smaller as part of the Company's product line. Development of the underlying technology and products is managed and executed exclusively by GateField, and the products are expected to be production qualified by the end of 1999. The Company has agreed to pay additional consideration of $1,000,000 upon qualification of the initial .25 micron product. As of December 31, 1998, GateField's progress in developing the technology and products was consistent with the Company's expectations; however, there can be no assurance that GateField's future technology and product development efforts will result in product sales sufficient to recover the Company's investment. The $6,000,000 allocated to product marketing rights will be amortized over the related products' currently estimated revenue-producing life of seven years; the Company will re-evaluate the expected life if product sales do not commence as scheduled or fail to achieve expected volumes in the future. The amount allocated to the product marketing rights agreement is included in "Other assets."

         The Company's investment in GateField's convertible preferred stock consists of 300,000 shares of GateField Series C Preferred Stock that are convertible, at the Company's election, into 2,000,000 shares of GateField Common Stock. The Company's investment in GateField represents less than 5% of total common-equivalent equity of GateField, determined assuming conversion of all GateField convertible preferred stock into common stock. The Company accounts for its preferred stock investment in GateField under the cost method; therefore, changes in the value of the investment are not recognized unless impairment in the value of the investment is deemed to be "other than temporary." Such an impairment could occur if, among other things, product sales subject to the product marketing rights agreement discussed in the preceding paragraph do not commence as scheduled or fail to achieve expected volumes in the future. The amount allocated to the Company's investment in GateField convertible preferred stock is included in "Other assets."

         The Company also purchased from GateField its Design Services Business Unit located in Mt. Arlington, New Jersey. The Actel Design Services Group provides varying levels of design services, including: design methodology and tool consulting; turnkey FPGA and ASIC design; IP development and integration; board and system design; software design and implementation; and development of prototypes, first articles, and production units. The Company is the first FPGA provider to offer system-level design expertise, expanding the Company's ability to support a greater portion of customers' overall design and risk management. The Design Services Group is a secure facility certified to handle government, military, and proprietary designs. The Design Services Group is not involved in the development efforts underlying the product marketing rights agreement. The net assets of the Design Services Group were valued at $447,000 and consist principally of fixed assets, accounts receivable, deposits, and accounts payable. Intangible assets were valued at $2,350,000 and consist of $300,000 related to backlog, $1,000,000 related to workforce-in-place, and $1,050,000 related to goodwill. Backlog is being amortized over its estimated useful life of six months. The Design Services Group workforce and goodwill are being amortized over their estimated useful life of five years and are included in "Other assets."

6.       Line of Credit

         The Company has a line of credit with a bank that provides for borrowings not to exceed $5,000,000. The agreement contains covenants that require the Company to maintain certain financial ratios and levels of net worth. At December 31, 1998 the Company was in compliance with the covenants for the line of credit. Borrowings against the line of credit bear interest at the bank's prime rate. There were no borrowings against the line of credit at December 31, 1998. The line of credit expires in May 1999.

7.       Commitments

         The Company leases its facilities and certain equipment under non-cancellable lease agreements. The principal facility lease expired in June 1998, and provided for two consecutive five-year renewal options. The Company has elected to take the first five-year renewal option. The current lease agreement expires in June 2003, with one additional five-year renewal option. The equipment leases are accounted for as operating leases. The lease terms expire at various dates through September 2001. All of these leases require the Company to pay property taxes, insurance, and maintenance and repair costs. At December 31, 1998, the Company had no capital lease obligations.

         Future minimum lease payments under all non-cancellable leases are as follows:

                                                                     Operating
                                                                       Leases
                                                                    ------------
1999............................................................    $      3,683
2000............................................................           3,548
2001............................................................           3,413
2002............................................................           3,039
2003............................................................           1,227
                                                                    ------------
Total minimum lease payments....................................    $     14,910
                                                                    ============

         Rental expense under operating leases was approximately $3,282,730, $2,481,313, and $1,615,000 for 1998, 1997, and 1996, respectively.

8.       Retirement Plan

         Effective December 10, 1987, the Company adopted a tax deferred savings plan for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Employees may elect at any time to have salary reduction contributions made to the plan.

         The Company may make contributions to the plan at the discretion of the Board of Directors. The first contributions to the plan by the Company were made in March 1998, based on net revenues and net income for the 1997 fiscal year. The Company also made distributions to the plan in January 1999, based on net revenues and net income for the 1998 fiscal year. For 1998, the plan provided for a maximum contribution of 5.0% of an eligible employee's gross earnings or $1,500, whichever is less, if the Company achieved its net revenue and net income goals. To be eligible for the contribution, an employee must have been hired on or before July 15, 1998, and been an active, regular employee on December 31, 1998. Since the Company did not achieve its net revenue or net income goals in 1998 for purposes of the plan, the amount of the contribution was reduced to 1.5% of an eligible employee's gross earnings, up to a maximum of $1,500. The aggregate amount contributed to the plan for the 1998 plan year was $387,166. In the 1997 plan year, the aggregate amount contributed was $340,750. The contributions vest annually, retroactively from an eligible employee's date of hire, at the rate of 25% per year. In addition, contributions become fully vested upon retirement from the Company at age 65. There is no guarantee the Company will make any contributions to the plan in the future, regardless of its financial performance. If the Company, at its discretion, chooses to make a contribution again in the future, the amount could be higher or lower.

9.       Shareholders' Equity

         Stock Repurchase

         The Company authorized a stock repurchase program in September 1998 whereby up to one million shares of the Company's common stock may be purchased from time to time in the open market at the discretion of management. During 1998, the Company repurchased 675,000 shares of common stock for $6.1 million. The Company plans to reissue these shares.

         Stock Option Plans

         The Company has adopted stock option plans under which officers, employees and consultants may be granted incentive stock options or nonqualified options to purchase shares of the Company's common stock. At December 31, 1998, 8,393,454 shares of common stock were reserved for issuance under these plans, of which 284,299 were available for grant. In January 1998, the Board of Directors authorized the Company to exchange stock options granted under these plans to all employees (except officers with more than one year seniority) and having an exercise price greater than $11.75 for options with an exercise price of $11.75 (the fair market value of the Company's stock on January 26, 1998, when the exchange was effected). Under the terms of this stock option repricing, no portion of any repriced option was exercisable until July 27, 1998, but normal vesting schedules were not impacted. Options representing the right to purchase 1,702,141 shares of common stock were repriced.

         The Company has also adopted a Directors' Stock Option Plan, under which directors who are not employees of the Company may be granted nonqualified options to purchase shares of the Company's common stock. At December 31, 1998, 230,000 shares of common stock were reserved for issuance under such plan, of which 92,500 were available for grant.

         The Company grants stock options under its plans at a price equal to the fair value of the Company's common stock on the date of grant. Subject to continued service, options generally vest over a period of four years and expire ten years from the date of grant.

         The following table summarizes the Company's stock option activity and related information for the three years ended December 31, 1998:


                                             1998                        1997                        1996
                                  --------------------------  --------------------------  --------------------------
                                                   Weighted                    Weighted                    Weighted
                                                    Average                     Average                     Average
                                    Number of      Exercise      Number of     Exercise      Number of     Exercise
                                     Shares          Price         Shares        Price         Shares        Price
                                  -------------- -----------  --------------  ----------  --------------  ----------
Outstanding at January 1......         4,252,115 $     13.98       3,542,836  $    12.38       2,506,331  $    10.17
Granted.......................         3,626,060       11.44       1,252,895       17.39       2,633,911       14.24
Exercised.....................          (495,997)       9.50        (214,821)       8.29        (204,344)       6.60
Cancelled.....................        (2,330,338)      16.57        (328,795)      13.40      (1,393,062)      12.79
Outstanding at December 31....
                                  --------------              --------------              --------------
                                       5,051,840       11.41       4,252,115       13.98       3,542,836       12.38
                                  ==============              ==============              ==============

The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                         December 31, 1998
                                                --------------------------------------------------------------------
                                                          Options Outstanding                 Options Exercisable
                                                ----------------------------------------   -------------------------
                                                                 Weighted
                                                                 Average      Weighted                    Weighted
                                                                Remaining     Average                     Average
                                                  Number of      Contract     Exercise      Number of     Exercise
           Range of Exercise Prices                 Shares         Life        Price          Shares       Price
---------------------------------------------    -----------  -----------   ------------   -----------  ------------
$    1.80    -  $   9.40....................         540,009  5.34 years    $       7.51       416,912  $       6.98
     9.50    -     10.00....................          78,300  8.18                  9.84        24,399          9.50
                   10.06....................         919,613  9.57                 10.06         9,311         10.06
    10.25    -     10.50....................          26,043  7.69                 10.28        10,843         10.31
                   10.63....................         633,945  6.65                 10.63       373,470         10.63
    10.88    -     11.13....................         318,517  9.33                 11.09         7,487         11.11
                   11.75....................       1,477,476  8.17                 11.75       351,723         11.75
    11.88    -     14.88....................         611,722  8.35                 13.54        57,643         13.53
    15.00    -     22.38....................         443,215  8.22                 16.45        53,511         17.06
                   22.69....................           3,000  8.67                 22.69         1,125         22.69
                                                 -----------                               -----------
     1.80    -     22.69....................       5,051,840  8.03                 11.41     1,306,424         10.14
                                                 ===========                               ===========

At December 31, 1997, 1,099,059 outstanding options were exercisable; at December 31, 1996, 691,944 outstanding options were exercisable. The weighted-average fair value of options granted during 1998, 1997, and 1996 were $4.69, $7.38, and $4.92 respectively.

         Employee Stock Purchase Plan

         The Company has adopted an Employee Stock Purchase Plan (the "ESPP"), under which eligible employees may designate not more than 15% of their cash compensation to be deducted each pay period for the purchase of common stock (up to a maximum of $25,000 worth of common stock in any year). At December 31, 1998, 3,019,680 shares of common stock were authorized for issuance under the ESPP. The ESPP is administered in consecutive, overlapping offering periods of up to 24 months each, with each offering period divided into four consecutive six-month purchase periods beginning August 1 and February 1 of each year. Pursuant to the terms of the ESPP, all participants were automatically withdrawn from all offering periods on July 31, 1998, and automatically re-enrolled in the new offering period that began on August 1, 1998. On the last business day of each purchase period, shares of common stock are purchased with employees' payroll deductions accumulated during the six months at a price per share equal to 85% of the market price of the common stock on the first day of the applicable offering period or the last day of the purchase period, whichever is lower. There were 291,469 and 208,992 shares issued under the ESPP in 1998 and 1997, respectively, and 1,965,503 remained available for issuance at December 31, 1998. The weighted-average fair value of employee stock purchase rights granted during 1998, 1997, and 1996 were $5.52, $4.69, and $5.46 respectively.

         Pro Forma Disclosures

         Pro forma information regarding net income and net income per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its stock-based awards to employees granted subsequent to December 31, 1994, under the fair value method. The fair value for these stock-based awards to employees was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for 1998, 1997, and 1996: risk-free interest rates of 5.34%, 5.95%, and 5.84%, respectively; no dividend yield; volatility factor of the expected market price of the Company's common stock of 51%, 48%, and 50%, respectively; and a weighted average expected life for the options and employee stock purchase rights of four years and two years respectively.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

         For purposes of pro forma disclosures, the estimated fair value of the Company's stock-based awards to employees is amortized to expense over the options' vesting period (for options). The Company's pro forma information is as follows:

                                                                                   Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
                                                                            (in thousands, except per share amounts)
Pro forma net income....................................................    $      5,117  $     11,405  $     10,452
Pro forma earnings per share:
   Basic................................................................            0.24          0.56          0.59
   Diluted..............................................................            0.24          0.54          0.50

Since SFAS 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until the year ended December 31, 1999. The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.

10.      Tax Provision

         The tax provision consists of:

                                                                                          December 31,
                                                                            ----------------------------------------
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
                                                                                         (in thousands)
Federal - current.......................................................    $      3,565  $     11,585  $     12,150
Federal - deferred......................................................           1,416        (4,544)       (5,571)
State - current.........................................................             592         2,304         2,460
State - deferred........................................................           1,197          (506)       (1,089)
Foreign - current.......................................................             445           190           197
                                                                            ------------  ------------  ------------
                                                                            $      7,215  $      9,029  $      8,147
                                                                            ============  ============  ============

         The tax provision reconciles to the amount computed by multiplying income before tax by the U.S. statutory rate as follows:

                                                                                          December 31,
                                                                            ----------------------------------------
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
                                                                                         (in thousands)
Provision  at statutory rate............................................    $      7,771  $      9,029  $      8,079
Change in valuation allowance...........................................            (440)         (440)         (432)
Federal research credits................................................            (856)         (772)         (425)
State taxes, net of federal benefit.....................................           1,163         1,169           891
Other...................................................................            (423)           43            34
                                                                            ------------  ------------  ------------
Tax provision...........................................................    $      7,215  $      9,029  $      8,147
                                                                            ============  ============  ============

         Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                              1998          1997
                                                                                          ------------  ------------
                                                                                                (in thousands)
Deferred tax assets:
        Depreciation...................................................................   $      1,618  $        219
        Distributor reserve............................................................         12,452        12,350
        Charge for in-process research expenses........................................          4,752         5,450
        Inventories....................................................................          1,455         5,323
        Other, net.....................................................................          3,917         3,905
                                                                                          ------------  ------------
                                                                                                24,194        27,247
        Valuation allowance............................................................         (2,166)       (2,606)
                                                                                          ------------  ------------
                Net deferred tax assets................................................   $     22,028  $     24,641
                                                                                          ============  ============

The valuation allowance declined by approximately $440,000 during 1997.

11.      Segment Disclosures

         The Company operates in a single industry segment: designing, developing, and marketing FPGAs. Net revenue from FPGA sales was 97%, 98%, and 97% for the years ended December 31, 1998, 1997, and 1996, respectively. The Company also derives revenues from the sale of systems software and hardware, which is used to program the FPGAs. The Company also performs design services, including FPGA, ASIC, and system design; software development and implementation; and development of prototypes, first articles and production units. Design Services, which the Company acquired from GateField. in the third quarter of 1998, accounted for 1% of the Company's net revenue in 1998.

         The Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM) because he has final authority over resource allocation decisions and performance assessment. The CODM does not receive discrete financial information about asset allocation, expense allocation, or profitability from its system sales business or Design Services.

         The Company markets its products in the United States and in foreign countries through its sales personnel, independent sales representatives, and distributors. The Company's geographic sales are as follows:

                                                               Year Ended December 31,
                                  ----------------------------------------------------------------------------------
                                             1998                        1997                        1996
                                  --------------------------  --------------------------  --------------------------
                                                          (in thousands, except percentages)

United States.................    $    102,817       67%      $    107,308       69%      $     99,131       67%
Export:
     Europe...................          29,675       19             26,239       17             26,105       18
     Japan....................          10,658        7             13,328        8             15,340       10
     Other international......          11,277        7              8,983        6              8,203        5
                                  ------------  ------------  ------------  ------------  ------------  ------------
                                  $    154,427      100%      $    155,858      100%      $    148,779      100%
                                  ============  ============  ============  ============  ============  ============

         As is common in the semiconductor industry, the Company generates significant revenues from the sales of its products through distributors. The Company's principal distributors are Unique Technologies, Inc. ("Unique") and Pioneer-Standard Electronics, Inc. ("Pioneer") in North America and Arrow Electronics, Inc. and Zeus Electronics (collectively, "Arrow") worldwide. Unique replaced Wyle Electronics Marketing Group ("Wyle") as a distributor in the second half of 1998. Unique and Wyle are both part of the worldwide Veba Electronics Group. The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:

                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
Wyle/Unique.............................................................         14%           17%           14%
Arrow...................................................................         14%           17%           14%
Pioneer.................................................................          9%           12%           11%

The Company does not recognize revenue on product shipped to a distributor until the distributor resells the product to its customer.

12.      Patent Infringement

         QuickLogic

         During  the  third  quarter  of  1998,   the  Company  and   QuickLogic
Corporation ("QuickLogic") agreed to settle and dismiss the two patent infringement actions between the parties pending before the United States Court for the Northern District of California, San Jose Division. The actions were dismissed on September 4, 1998. As part of the settlement, the Company and QuickLogic entered into a Patent Cross License Agreement. Management is satisfied with the terms of the settlement, which is immaterial to the Company's business, financial condition, or operating results.

         Lemelson

         During the third quarter of 1998, the Lemelson Medical, Education & Research Foundation (the "Foundation"), filed a lawsuit in the United States District Court for the District of Arizona, against the Company and 25 other United States semiconductor companies seeking monetary damages and injunctive relief based on such companies' alleged infringement of certain patents held by the Foundation. The action was dismissed as to the Company on December 8, 1998, pursuant to the terms of a settlement agreement between the Foundation and the Company. The settlement is immaterial to the Company's business, financial condition, or operating results.

         Other

         As is typical in the semiconductor industry, the Company has been notified of claims that it may be infringing patents owned by others. Management does not believe that any of these claims will have a materially adverse effect on the Company's financial condition or trends in operating results. Were an unfavorable outcome to occur, however, there exists the possibility of a material adverse impact on the results of operations or cash flows of the period in which the unfavorable outcome occurs. As it has in the past, the Company may obtain licenses under patents that it is alleged to infringe. The Company is currently in license negotiations with several companies, including two semiconductor manufacturers with significantly greater financial and intellectual property resources than the Company.

13.      Earnings Per Share

         The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), beginning with the financial statements for the year ended December 31, 1997, and all share and per share data for prior periods have been adjusted retroactively to comply with SFAS 128.

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                                   Year Ended December 31,
                                                                            ----------------------------------------
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
                                                                            (in thousands, except per share amounts)
Basic:
Average common shares outstanding.......................................          21,251        20,370        17,826
                                                                            ------------  ------------  ------------
Shares used in computing net income per share...........................          21,251        20,370        17,836
                                                                            ============  ============  ============
Net income..............................................................    $     14,987  $     16,768  $     14,938
                                                                            ============  ============  ============
Net income per share....................................................    $       0.71  $       0.82  $       0.84
                                                                            ============  ============  ============

Diluted:
Average common shares outstanding.......................................          21,251        20,370        17,826
Net effect of dilutive stock options,  warrants, and convertible preferred
   stock - based on the treasury stock method...........................             670         1,598         3,659
                                                                            ------------  ------------  ------------
Shares used in computing net income per share...........................          21,921        21,968        21,485
                                                                            ============  ============  ============
Net income..............................................................    $     14,987  $     16,768  $     14,938
                                                                            ============  ============  ============
Net income per share....................................................    $       0.68  $       0.76  $       0.70
                                                                            ============  ============  ============

         Outstanding options to purchase approximately 1,096,000, 623,000 and 120,000 shares, for the years 1998, 1997, and 1996, respectively, under the Company's Stock Option Plan were not included in the calculation to derive diluted income per share as their inclusion would have had an anti-dilutive effect.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND SHAREHOLDERS

ACTEL CORPORATION



         We have audited the accompanying consolidated balance sheets of Actel Corporation as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Actel Corporation at December 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                           /s/ ERNST & YOUNG LLP

San Jose, California
January 21, 1999

                                  STOCK LISTING

     Actel's common stock has been traded on the over-the-counter market since the Company's initial public offering (IPO) on August 2, 1993, and is quoted on the NASDAQ National Market System under the symbol "ACTL." The Company has never paid cash dividends on its common stock and has no present plans to do so.

     On March 29, 1999, there were 315 shareholders of record. Since many shareholders have their shares held of record in the name of their brokerage firm, the actual number of shareholders is estimated by the Company to be about 9,000.

     During the last two years, the quarterly high and low sale prices for the common stock were:

                       1998                                High          Low
---------------------------------------------------   ------------  ------------
First Quarter......................................   $     16.125  $    10.75
Second Quarter.....................................         15.75        10.75
Third Quarter......................................         13.125        9.00
Fourth Quarter.....................................         20.75         7.6875

                       1997                                High          Low
---------------------------------------------------   ------------  ------------
First Quarter......................................   $     29.125  $    17.875
Second Quarter.....................................         22.125       15.375
Third Quarter......................................         24.125       15.75
Fourth Quarter.....................................         19.25        11.25