Form 10-K, Exhibit 13
period 2000-01-02
ACTEL CORP
filed 2000-04-03
CIK 907687

ACTEL CORPORATION
                                       SELECTED CONSOLIDATED FINANCIAL DATA
                                       (in thousands, except per share data)


                                                                          Years Ended December 31,
                                                        -----------------------------------------------------------
                                                           1999         1998        1997        1996         1995
                                                        ---------    ---------   ---------   ---------    ---------
Statements of Operations Data:
Net revenues ........................................   $ 171,661    $ 154,427   $ 155,858   $ 148,779    $ 108,516
Costs and expenses:
   Cost of revenues .................................      66,387       61,642      64,244      64,420       52,517
   Research and development .........................      32,338       31,220      26,465      23,934       20,560
   Selling, general, and administrative .............      45,903       40,558      40,317      37,518       26,706
   Amortization of goodwill and other
     acquisition-related intangibles ................       1,185          877         877         658        2,226
   Restructuring charge (1) .........................       1,963         --          --          --           --
   Purchased in-process research and
     development (2) ................................        --           --          --        16,600          600
                                                        ---------    ---------   ---------   ---------    ---------
         Total costs and expenses ...................     149,417      134,605     131,903     126,749      117,041
                                                        ---------    ---------   ---------   ---------    ---------
Income (loss) from operations .......................      22,244       19,822      23,955      22,030       (8,525)
Interest expense ....................................        --           --          --           (13)         (93)
Interest income and other, net ......................       3,642        2,380       1,842       1,068          846
                                                        ---------    ---------   ---------   ---------    ---------
Income (loss) before tax provision (benefit)
   and equity in net loss of equity method
   investee .........................................      22,202       25,797      23,085      (7,772)      25,886
Equity in net (loss) of equity method
   investee .........................................        (193)        --          --          --           --
Tax provision (benefit) .............................       8,055        7,215       9,029       8,147       (6,640)
                                                        ---------    ---------   ---------   ---------    ---------
Net income (loss) ...................................   $  17,638    $  14,987   $  16,768   $  14,938    $  (1,132)
                                                        =========    =========   =========   =========    =========
Net income (loss) per share:
   Basic (3) ........................................   $    0.81    $    0.71   $    0.82   $    0.84    $   (0.07)
                                                        =========    =========   =========   =========    =========
   Diluted (3) ......................................   $    0.76    $    0.68   $    0.76   $    0.70    $   (0.07)
                                                        =========    =========   =========   =========    =========
Shares used in computing net income (loss) per share:
   Basic ............................................      21,664       21,251      20,370      17,826       17,367
                                                        =========    =========   =========   =========    =========
   Diluted ..........................................      23,058       21,921      21,968      21,485       17,367
                                                        =========    =========   =========   =========    =========

                                                                                December 31,
                                                        ----------------------------------------------------------
                                                           1999         1998        1997        1996         1995
                                                        ---------    ---------   ---------   ---------    ---------
Consolidated Balance Sheet Data:
Working capital ................                        $ 108,818    $  85,858   $  76,279   $  55,397    $  39,867
Total assets ...................                          259,211      179,708     159,994     136,712      107,119
Redeemable convertible preferred
 stock (4) .....................                             --           --          --        18,147       18,147
Total shareholders' equity .....                        $ 178,630    $ 127,054   $ 109,010   $  69,357    $  50,920

------------------------------------------------------------

    (1) During the second quarter of 1999, the Company completed a restructuring plan that resulted in a reduction in force along with the elimination of certain projects and non-critical activities.
    (2) The 1995 expense represents a charge for in-process research and development incurred in the first quarter of 1995 in connection with the Company's acquisition of the field programmable gate array business of Texas Instruments Incorporated ("TI"). The 1999 expense represents a charge for in-process research and development incurred in the fourth quarter of 1999 in connection with the Company's acquisition of AutoGate Logic, Inc.
    (3) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See Note 16 of Notes to Consolidated Financial Statements for further discussion of earnings per share and the impact of Statement No. 128.
    (4) Represents redeemable convertible preferred stock issued to TI in connection with the acquisition of TI's field programmable gate array business. On March 12, 1997, TI converted the Series A preferred stock into 2,631,578 shares of common stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Actel Corporation ("Actel" or "the Company") is the world's leading supplier of antifuse-based field programmable gate arrays ("FPGAs") and associated software development tools. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster.

Business Developments

         GateField

         In May 1999, the Company paid $8.0 million to GateField Corporation ("GateField") in exchange for a convertible promissory note bearing interest at 5.22% per annum with a five-year term. Interest is payable quarterly and the note is secured by a lien against all the assets of GateField. The note is convertible at Actel's election into 420,000 shares of GateField Series C-1 Convertible Preferred Stock, which are convertible into 1,230,769 shares of GateField common stock, equating to a price of $6.50 per share of GateField common stock.

         Additionally, during 1999, the Company increased its ownership of GateField common stock from 16,500 shares to 190,529 shares. The cost of these shares (less the amount of GateField's losses recognized by Actel under the equity method of accounting) is included in "other assets."

         In light of Actel's common and preferred equity interest in GateField, its $8.0 million convertible promissory note from GateField, and its marketing and licensing agreements with GateField, Actel began accounting for its equity interest in GateField under the equity method of accounting during 1999. The impact of this implementation was a $1.1 million charge to the Company's net income for 1999 ($0.9 million in amortization of goodwill and $0.2 million of equity in net loss of equity method investee).

         GateField common stock, which is listed on the National Association of Security Dealers ("NASD") Over-The-Counter Bulletin Board, closed at $3.875 on December 31, 1999.

        The Company assesses the recoverability of its investments in, and amounts due from GateField on a regular basis. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. No impairment has been indicated to date.

         AGL

On December 21, 1999, the Company completed the acquisition of AutoGate Logic, Inc. ("AGL") in a transaction accounted for as a purchase. AGL developed a wide range of VLSI (very large scale integration) development tools, including FPGA and custom IC place and route and timing analysis software. In connection with the acquisition, the Company issued a total of 375,000 shares, of which 285,943 were shares issued and 89,057 represents options assumed, at $18.29 per share in exchange for all outstanding common shares and options of AGL. The price per share of common stock was based on an average of five days closing market prices for Actel common stock during the period of October 1, 1999 through October 7, 1999 when the Agreement to acquire AGL was announced. Amounts prepaid by Actel for a source code license and amounts payable to AGL were netted into the purchase price to arrive at a total purchase price of $7,199,000.

         In accordance with provisions of Accounting Principles Board Opinion No. 16, "Business Combinations", all identifiable assets were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated as follows based on the valuation report of an independent valuation specialist:

Allocation of AGL purchase price (in thousands):
   In-process research and development .........   $   600
   Completed technology ........................     2,100
   Assembled work force ........................       200
   Cash ........................................       281
   Deferred tax liability ......................      (920)
   Goodwill ....................................     4,938
                                                   -------
                                                   $ 7,199
                                                   =======

         A portion of the purchase price has been allocated to developed technology and acquired in-process research and development ("IPRD"). Completed technology and IPRD were identified and valued through extensive interviews, analysis of data provided by AGL concerning developmental products, their stage of development, the time and resources needed to complete them, and associated risks. The cost approach, which establishes value based on the cost of reproducing or replacing the assets, less depreciation for functional or economic obsolescence, was the primary technique utilized in valuing the completed technology and IPRD.

         Where development projects had reached technological feasibility, they were classified as completed technology and the value assigned to completed technology was capitalized. Where the development projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD and charged to expense upon closing of the merger. The nature of the efforts required to develop the IPRD into completed product principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technological performance requirements. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

         The acquired completed technology, which is comprised of products that are already technologically feasible, includes product neutral software tools for place and route and architecture evaluation. The Company expects to amortize the acquired completed technology of approximately $2.1 million on a straight-line basis over an average estimated remaining useful life of five years.

         The acquired assembled workforce is comprised of employees from AGL's engineering group. The Company expects to amortize the value assigned to the assembled workforce of approximately $200 thousand on a straight-line basis over an estimated remaining useful life of six months.

         Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is amortized on a straight-line basis over its estimated remaining life of 5 years.

Results of Operations

The following table sets forth certain financial data from the Consolidated Statements of Operations expressed as a percentage of net revenues:

                                                                         Years Ended December 31,
                                                                       ----------------------------
                                                                         1999      1998      1997
                                                                       --------  --------  --------
Net revenues ......................................................     100.0%    100.0%    100.0%
Cost of revenues ..................................................      38.7      39.9      41.2
                                                                       --------  --------  --------
Gross margin ......................................................      61.3      60.1      58.8
Research and development ..........................................      18.8      20.2      17.0
Selling, general, and administrative ..............................      26.7      26.3      25.9
Amortization of goodwill and other acquisition-related intangibles        0.7       0.5       1.3
Restructure and other charges .....................................       1.2        --        --
Purchased in-process research and development .....................       0.3        --        --
                                                                       --------  --------  --------
Income from operations ............................................      13.0      12.9      15.4
Interest and other income, net ....................................       2.1       1.5       1.2
                                                                       --------  --------  --------
Income (loss) before tax provision and equity in net loss of equity
    method investee ...............................................      14.4      16.6      15.1
Equity in net (loss) of equity method investee ....................      (0.1)       --        --
Tax provision .....................................................       4.7       4.7       5.8
                                                                       --------  --------  --------
Net income ........................................................      10.3%      9.7%     10.8%
                                                                       ========  ========  ========

          For 1997, the Company's fiscal year ended on the Sunday closest to December 31. For 1998 and 1999, the Company's fiscal year ended on the first Sunday in January. Fiscal 1999, 1998, and 1997 ended on January 2, 2000, January 3, 1999, and December 28, 1997, respectively. Fiscal 1998 was a fifty-three week fiscal year,rather than a normal fifty-two week fiscal year. For ease of presentation, December 31 has been indicated as the fiscal year-end for all years.

         Net Revenues

         Net revenues for 1999 were $171.7 million, an increase of 11% over 1998. This compares with a decrease in net revenues of 1% for 1998 from 1997. The Company derives its revenues primarily from the sale of FPGAs, which accounted for 96% of net revenues for 1999, compared with 97% for 1998 and 98% for 1997. The Company also derives revenues from royalties and the sale of software, hardware, maintenance, and design services. The increase in non-FPGA net revenues over the last two years is primarily driven by the Actel Design Services Group, which was acquired from GateField in 1998.

         Net revenues from the sale of FPGAs for 1999 increased 10% over 1998. This compares with a decrease of 2% for 1998 from 1997. The increase in net revenues from the sale of FPGAs for 1999 from 1998 resulted primarily from a 21% increase in unit sales, which was offset by a 10% decrease in the overall average selling price of FPGAs. The decrease in net revenues from the sale of FPGAs for 1998 from 1997 was due primarily to an 11% decrease in the overall average selling prices of FPGAs, which was offset by an increase of 12% in unit sales. The increases in unit sales and declines in the overall average selling price of FPGAs for 1999 and 1998 were caused by higher percentage shipments of MX product, which had lower average selling prices than other families, coupled with selling price erosion typical to the semiconductor industry. Revenues were also favorably impacted in 1999 by the increase in sales to Nortel Networks, which accounted for nine percent of sales in 1999, compared to three percent in 1998 and two percent in 1997.

         As is typical in the semiconductor industry, the average selling prices of the Company's products generally decline over the lives of such products. To increase revenues, the Company seeks to increase unit sales of existing products, principally by reducing prices, and to introduce and sell new products. No assurance can be given that these efforts will be successful.

         As is also common in the semiconductor industry, the Company generates significant revenues from the sales of its products through distributors. The Company's principal distributors are Unique Technologies, Inc. ("Unique") and Pioneer-Standard Electronics, Inc. ("Pioneer") in North America and Arrow Electronics, Inc. and Zeus Electronics (collectively, "Arrow") worldwide. Unique replaced Wyle Electronics Marketing Group ("Wyle") as an Actel distributor in the second half of 1998. Unique and Wyle are both part of the worldwide Veba Electronics Group. The Company is now strategically positioned as Unique's only FPGA supplier. This provides the Company with a partner whose FPGA focus will be exclusively on the Company's channel distribution, service, and support requirements. The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:

                                1999  1998  1997
                                ----  ----  ----
Wyle/Unique ..................   13%   14%   17%
Arrow ........................   16%   14%   17%
Pioneer ......................   12%    9%   12%

The Company does not recognize revenue on product shipped to a distributor until the distributor resells the product to its customer.

         Sales to customers outside the United States for 1999, 1998, and 1997 accounted for 29%, 33%, and 31% of net revenues, respectively. Of these export sales, the largest portion was derived from European customers.

         Gross Margin

         Gross margin for 1999 was 61% of net revenues, compared with 60% for 1998 and 59% for 1997. The improved gross margin resulted primarily from improved sort yields (especially on newer products) and better utilization of manufacturing capacity. These improvements were offset in part by the unfavorable impact of the strengthening yen against the dollar during 1999. The improvement in margin in 1998 versus 1997 resulted primarily from improved manufacturing yields, wafer price reductions and the appreciation in the value of the United States dollar versus the Japanese yen, in which some of the Company's wafer purchases are denominated.

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

         Research and Development

         Research and development expenditures for 1999 were $32.3 million, or 19% of net revenues, compared with $31.2 million, or 20% of net revenues, for 1998 and $26.5 million, or 17% of net revenues, for 1997. Research and development expenditures for 1999 increased by 4% compared with 1998, but decreased as a percentage of net revenues. The increase in expenditures in the last two years is driven by the Company's effort to accelerate the introduction of new products.

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

         Selling, General, and Administrative

         Selling, general, and administrative expenses for 1999 were $45.9 million, or 27% of net revenues, compared with $40.6 million, or 26% of net revenues, for 1998 and $40.3 million, or 26% of net revenues, for 1997. Selling, general, and administrative expenses for 1999 increased by 13% compared with 1998, while the Company's net revenues for 1999 increased by 11% compared with
1998. Selling, general, and administrative expenses for 1999 increased principally because of an accrual of estimated settlement costs of claims for alleged infringement prior to the balance sheet date, an increased level of sales and marketing activities in support of new products and expenses related to the termination of a distributor. Selling, general, and administrative expenses for 1998 increased by 1% compared with 1997. The increase in expenditures in 1998 over 1997 was principally because of an increased level of sales and marketing activities in support of new products.

         Amortization of Goodwill and Other Acquisition-Related Intangibles

         Amortization of goodwill and other acquisition-related intangibles for 1999 were $2.2 million compared with $1.2 million in 1998 and $0.9 million in 1997. The increase in 1999 versus 1998 was mainly attributable to a $0.9 million charge related to goodwill amortization for the equity investment in GateField. The increase in 1998 over 1997 was due to the amortization of goodwill for the acquisition of the Design Services Business Unit of GateField in 1998. For future years, amortization expenses are expected to increase, as amortization begins on the intangible assets related to the AGL acquisition and the GateField product marketing agreement.

         Restructuring Charges

         During the second quarter of fiscal 1999, the Company completed a restructuring plan that resulted in a reduction in force along with the elimination of certain projects and non-critical activities. The total pretax restructure and other charges for these activities amounted to $1,963,000. These measures were taken to bring overall spending in line with current revenue projections for the balance of the year and to sharpen the Company's focus on new product development.

                                                                Restruc-              Balance at
                                                       Cash/     turing               December
Description                                          Non-Cash    Charge    Activity   31, 1999
--------------------------------------------------   --------   --------   --------   --------
                                                                  (in thousands)
Employee severance and outplacement ..............   Cash       $   586    $   586    $    --
Write-off of prepaid license .....................   Non-cash       734        734         --
Abandoned capital assets .........................   Non-cash       643        643         --
                                                                --------   --------   --------
                                                                $ 1,963    $ 1,963    $    --
                                                                ========   ========   ========

                  Employee Severance and Outplacement Expenses were comprised primarily of severance packages for 31 employees who were terminated across all functions as part of a reduction in force. The severance was computed based upon severance compensation, benefits, and related employer payroll taxes.

                  Write-Off of Prepaid License was associated with the cancellation of a certain product and related development project. The product was eliminated from the Company's future revenue stream and therefore the license has no future economic benefit to the Company.

                  Abandoned Capital Assets consisted of the write-off of capitalized costs associated with a new building project that was abandoned and fixed assets no longer utilized by the Company that were scrapped. The abandonment of the building project and fixed assets were a direct result of the reduction in force and elimination of certain non-critical activities.

         Interest Income and Other

         Interest and other income for 1999, 1998, and 1997 were $3.6 million, $2.4 million, and $1.8 million, respectively. The increase in interest and other income for the three years was due primarily to increased cash, cash equivalents, and short term investments available for investing by the Company.

         Tax Provision

         The Company's effective tax rates for 1999, 1998, and 1997 were 31.4%, 32.5%, and 35.0%, respectively. Significant components affecting the effective tax rate include benefits of federal research and development credits, income from tax exempt securities, the state composite rate, and recognition of certain deferred tax assets subject to valuation allowances as of December 31, 1998, December 31, 1997, and December 31, 1996, respectively. The effective tax rate for 1999 was less than the effective tax rate for 1998 due primarily to increased research and development spending, increased income from tax exempt securities, and a lower state composite rate.


     Financial Condition, Liquidity, and Capital Resources


     The Company's total assets were $259.2 million at the end of 1999, compared with $179.7 million at the end of 1998. The increase in total assets was attributable principally to increases in cash, cash equivalents, short-term investments, accounts receivable, appreciation in the value of the Company's investment in Chartered Semiconductor, a semiconductor manufacturer that went public in 1999, and the additional investments made in GateField during 1999. The following table sets forth certain financial data from the consolidated balance sheets expressed as the percentage change from the end of 1998 to the end of 1999:

                                                 Percentage Change
                                                 From 1998 to 1999
                                                 -----------------
Cash, cash equivalents, and short-term investments      52.2%
Accounts receivable, net .........................       9.3
Inventories ......................................      (1.3)
Property and equipment, net ......................     (13.9)
Investment in Chartered Semiconductor ............     252.2
Other assets (primarily advances to and investment
 in GateField and AGL) ...........................      95.6
Total assets .....................................      44.2
Total current liabilities ........................      31.2
Shareholders' equity .............................      40.6


         Cash, Cash Equivalents, and Short-Term Investments

         The Company's cash, cash equivalents, and short-term investments were $107.1 million at the end of 1999, compared with $70.4 million at the end of 1998. The amount of cash, cash equivalents, and short-term investments increased as a result of $44.3 million of cash provided by operations and $9.0 million of cash provided by financing activities, which were offset in part by $16.1 million of cash used in investing activities. These activities included cash used in the loan of $8.0 million to GateField and purchases of property and equipment of $6.4 million.

         Wafer manufacturers are increasingly demanding financial support from customers in the form of equity investments and advance purchase price deposits, which in some cases are substantial. Should the Company require additional capacity, it may be required to incur significant expenditures to secure such capacity.

         The Company believes that the availability of adequate financial resources is a substantial competitive factor. To take advantage of opportunities as they arise, or to withstand adverse business conditions should they occur, it may become prudent or necessary for the Company to raise additional capital. The Company monitors the availability and cost of potential capital resources, including equity, debt, and off-balance sheet financing arrangements, with a view toward raising additional capital on terms that are acceptable to the Company. No assurance can be given that additional capital will become available on acceptable terms.

         The Company has a line of credit with a bank that provides for borrowings not to exceed $5,000,000. The agreement contains covenants that require the Company to maintain certain financial ratios and levels of net worth. At December 31, 1999, the Company was in compliance with the covenants for the line of credit. Borrowings against the line of credit bear interest at the bank's prime rate. There were no borrowings against the line of credit at December 31, 1999. The line of credit expires in May 2000.

         Notwithstanding the foregoing, the Company believes that existing cash, cash equivalents, and short-term investments, together with cash generated from operations, will be sufficient to meet its cash requirements for 2000. A portion of available cash may be used for investment in or acquisition of complementary businesses, products, or technologies.

         Investment in Chartered Semiconductor

         The Company holds an equity investment in Chartered Semiconductor Manufacturing Ltd. ("Chartered Semiconductor"), a semiconductor company located in Singapore. The Company's investment in Chartered Semiconductor amounts to less than 1% of the total equity of Chartered Semiconductor. Chartered Semiconductor issued shares to the public and began trading on the Nasdaq Stock Market in November 1999 for the first time. As a result the Company changed the classification of its equity investment to available-for-sale. Previously the investment had been accounted for under the cost method. Accordingly, the Chartered Semiconductor investment was valued at $37,619,000 at the end of 1999, compared with $10,680,000 at the end of 1998.

         Accounts Receivable

         The Company's net accounts receivable were $22.8 million at the end of 1999, compared with $20.8 million at the end of 1998. Accounts receivable for 1999 increased by 9% compared with 1998, while the Company's net revenues for 1999 increased by 11%. The increase in accounts receivable was less than commensurate with increases in sales due to more timely collection of receivables.

         Inventories

         The Company's inventories were $25.3 million at the end of 1999, compared with $25.7 million at the end of 1998. Days of inventory decreased from 148 to 132 days, approaching the Company's inventory model of 120 days. The decrease in days of inventory is due to the higher level of sales for 1999 compared to prior year. Since the Company's FPGAs are manufactured using customized steps that are added to the standard manufacturing processes of its independent wafer suppliers, the Company's manufacturing cycle is longer and hence more difficult to adjust in response to changing demands or delivery schedules. Accordingly, the Company's inventory model will probably always be higher than that of its major competitors using standard processes.

         Property and Equipment

         The Company's net property and equipment was $12.6 million at the end of 1999, compared with $14.6 million at the end of 1998. The Company invested $6.4 million in property and equipment in 1999, compared with $7.6 million in 1998. Depreciation of property and equipment was $8.1 million for both 1998 and 1999. Capital expenditures during the past two years have been primarily for engineering, manufacturing, and office equipment.

         Other Assets

         The Company's other assets grew to $31.1 million at the end of 1999, compared with $15.9 million at the end of 1998. This increase was attributable primarily to the Company's investments in GateField common stock, an $8.0 million convertible note receivable from GateField and the acquisition of certain intangibles ($4.9 million in goodwill and $2.3 million in other intangibles) relating to the purchase of AGL in December 1999. See Notes 4 and 6 of Notes to Consolidated Financial Statements.

         Current Liabilities

         The Company's total current liabilities were $69.1 million at the end of 1999, compared with $52.7 million at the end of 1998. The increase was attributable primarily to increases of $5.5 million in deferred revenue from the settlement of a lawsuit. (which will be recognized ratably over the anticipated life of the benefit); $3.8 million in general accounts payable and $2.4 million in deferred income on shipments to distributors arising from the Company's increased level of operations; and $1.9 million in accrued salaries and employee benefits.

         Shareholders' Equity

         Shareholders' equity was $178.6 million at the end of 1999, compared with $127.1 million at the end of 1998. The increase included $17.6 million of net income, proceeds of $9.0 million from the sale of common stock under employee stock plans, $2.2 million from the tax benefit from employee stock plans, a $15.9 million increase in unrealized gain on the Chartered Semiconductor investment net of a deferred tax liability of $10.6 million, and $6.9 million from the issuance of common stock in connection with the AGL acquisition.

Employees

         At the end of 1999, the Company had 449 full-time employees, including 136 in marketing, sales, and customer support; 144 in research and development; 122 in operations; 13 in Design Services; and 34 in administration and finance. This compares with 457 full-time employees at the end of 1998, a decrease of 2%. Net revenues per employee were approximately $382,000 for 1999, compared with approximately $338,000 for 1998, which represents an increase of 13%.

Impact of Recently Issued Accounting Standards

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized on the balance sheet at fair market value. Depending on whether or not a derivative is an effective hedge and certain other criteria, changes in the fair value of the derivative instrument will be recognized in earnings or in accumulated other comprehensive income until the hedged item is recognized in earnings. The Company is currently evaluating the impact the adoption of SFAS 133 will have on financial position, operating results, and cash flow.

Market Risk

         As of December 31, 1999, the Company's investment portfolio consisted primarily of corporate bonds, floating rate notes, and federal and municipal obligations. The primary objectives of the Company's investment activities are to preserve principal, meet liquidity needs, and maximize yields. To meet these objectives, the Company invests only in high credit quality debt securities with average maturities of less than two years. The Company also limits the percentage of total investments that may be invested in any one issuer. Corporate investments as a group are also limited to a maximum percentage of the Company's investment portfolio.

         The Company's investments are subject to interest rate risk. An increase in interest rates could subject the Company to a decline in the market value of its investments. These risks are mitigated by the ability of the Company to hold these investments to maturity. A hypothetical 75 basis point increase in interest rates would result in a decrease of approximately $861,000 (less than 0.9%) in the fair value of the Company's available-for-sale securities.

         The Company purchases a portion of the wafers it uses in production from Japanese suppliers, which are denominated in Japanese yen. An adverse change in the foreign exchange rate would affect the price the Company pays for a portion of the wafers used in production over the long term. The Company attempts to mitigate its exposure to risks from foreign currency fluctuations by purchasing forward foreign exchange contracts to hedge firm purchase commitments denominated in foreign currencies. Forward exchange contracts are short term and do not hedge purchases that will be made for anticipated longer-term wafer needs. An adverse change of 10% in exchange rates would result in a decline in income before taxes of approximately $1,097,000 based on projected yen denominated wafer purchases for the next year.

         The Company is exposed to equity price risk on the investment in Chartered Semiconductor that is held as an available-for-sale marketable equity security entered into for the promotion of business and strategic objectives. The Company does not attempt to reduce or eliminate it's market risk on this equity security. For every 10% adverse change in the market price of Chartered Semiconductor from December 31, 1999 levels, the Company's investment in Chartered Semiconductor would decrease in value by approximately $3,762,000.

         All of the potential changes noted above are based upon sensitivity analysis performed on the Company's financial position at December 31, 1999. Actual results may differ materially.

Impact of Year 2000

         In late 1999, the Company completed Year 2000 remediation and testing of its mission-critical computer systems. As a result of its planning and implementation efforts, the Company experienced no significant disruptions in information or non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company incurred expenses of approximately $0.4 million during 1999 and $0.5 million during 1998 in connection with the remediation of its systems. The Company is unaware of any material problems resulting from Year 2000 issues, either with its products or internal systems or with the products or services of third parties. The Company will continue to monitor its mission-critical computer applications and those of its suppliers and vendors throughout 2000 to assure that any latent Year 2000 matters that may arise are promptly addressed.

Other Risks

         The Company's operating results are subject to general economic conditions and a variety of risks characteristic of the semiconductor industry (including booking and shipment uncertainties, wafer supply fluctuations, and price erosion) or specific to the Company, any of which could cause the Company's operating results to differ materially from past results. For a discussion of such risks, see "Risk Factors" in Part I of the Company's Annual Report on Form 10-K for 1999, which is incorporated herein by this reference.

          On March 29, 2000, Unisys Corporation ("Unisys") brought suit in the United States District Court for the Northern District of California, San Jose Division, against the Company seeking monetary damages and injunctive relief based on Actel's alleged infringement of four patents held by Unisys. The Company believes that it has meritorious defenses to the claims asserted by Unisys and intends to defend itself vigorously in this matter. After consideration of the information currently known, the Company does not believe that the ultimate outcome of case will have a materially adverse effect on Actel's business, financial condition, or results of operations, although no assurance can be given to that effect. The foregoing is a forward-looking statement subject to all of the risks and uncertainties of a legal proceeding, including the discovery of new information and unpredictability as to the ultimate outcome.

Quarterly Information

         The following table presents certain unaudited quarterly results for each of the eight quarters in the period ended January 2, 2000. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and all necessary adjustments (consisting only of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and notes thereto. However, these quarterly operating results are not indicative of the results for any future period.

                                                                                Three Months Ended
                                                  Jan. 2,   Oct. 3,   Jul. 4,   Apr. 4,   Jan. 3,   Oct. 4,  June 28,  Mar. 29,
                                                   2000      1999      1999      1999      1999      1998      1998      1998
                                                 --------  --------  --------  --------  --------  --------  --------  --------
                                                                   (in thousands, except per share amounts)
Statements of Income Data:
Net revenues .................................   $46,042   $43,162   $41,619   $40,838   $40,174   $38,628   $37,160   $38,465
Gross profit .................................    28,546    26,503    25,381    24,844    24,377    23,383    22,345    22,680
Income from operations .......................     7,175     7,492     2,111     5,466     5,535     5,012     4,426     4,849
Net income ...................................   $ 5,823   $ 5,668   $ 1,926   $ 4,221   $ 4,118   $ 3,837   $ 3,419   $ 3,613
Net income per share:
   Basic .....................................   $  0.26   $  0.26   $  0.09   $  0.20   $  0.20   $  0.18   $  0.16   $  0.17
                                                 ========  ========  ========  ========  ========  ========  ========  ========
   Diluted ...................................   $  0.24   $  0.25   $  0.09   $  0.19   $  0.19   $  0.18   $  0.16   $  0.17
                                                 ========  ========  ========  ========  ========  ========  ========  ========
Shares used in computing net income per share:
   Basic .....................................    22,048    21,748    21,511    21,347    21,091    21,449    21,288    21,163
                                                 ========  ========  ========  ========  ========  ========  ========  ========
   Diluted ...................................    24,015    23,003    22,454    22,673    22,201    21,724    21,968    21,864
                                                 ========  ========  ========  ========  ========  ========  ========  ========

                                                                                Three Months Ended
                                                  Jan. 2,   Oct. 3,   Jul. 4,   Apr. 4,   Jan. 3,   Oct. 4,  June 28,  Mar. 29,
                                                   2000      1999      1999      1999      1999      1998      1998      1998
                                                 --------  --------  --------  --------  --------  --------  --------  --------
As a Percentage of Net Revenues:
Net revenues .................................     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Gross profit .................................      62.0      61.4      61.0      60.8      60.7      60.5      60.1      59.0
Income from operations .......................      15.6      17.4       5.1      13.4      13.8      13.0      11.9      12.6
Net income ...................................      12.6      13.1       4.6      10.3      10.3       9.9       9.2       9.4

                                ACTEL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                          December 31,
                                                     -------------------
                                                      1999          1998
                                                     --------   --------
                                 ASSETS
Current assets:
   Cash and cash equivalents .....................   $  4,939   $ 13,947
   Short-term investments ........................    102,201     56,449
   Accounts receivable, net ......................     22,753     20,820
   Inventories, net ..............................     25,324     25,669
   Deferred income taxes .........................     20,622     18,169
   Notes receivable from officers ................         73        356
   Prepaid expenses and other current assets .....      1,972      3,102
                                                     --------   --------
         Total current assets ....................    177,884    138,512
Property and equipment, net ......................     12,564     14,592
Investment in Chartered Semiconductor ............     37,619     10,680
Other assets, net ................................     31,144     15,924
                                                     --------   --------
                                                     $259,211   $179,708
                                                     ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable ..............................   $ 15,374   $ 11,525
   Accrued salaries and employee benefits ........      6,884      4,960
   Other accrued liabilities .....................      2,887        828
   Income taxes payable ..........................      4,025      3,370
   Deferred income ...............................     39,896     31,971
                                                     --------   --------
         Total current liabilities ...............     69,066     52,654
   Deferred tax liability ........................     11,515       --
                                                     --------   --------
         Total liabilities .......................     80,581     52,654

Commitments and contingencies

Shareholders' equity:
   Preferred stock, $.001 par value; 5,000,000
     shares authorized; 1,000,000 issued and
     converted to common stock, and none
     outstanding .................................        --         --
   Common stock, $.001 par value;  55,000,000
     shares authorized;  22,422,418 and
     21,181,930 shares issued and outstanding
     at December 31, 1999 and 1998, respectively .         22         21
   Additional paid-in capital ....................    110,146     92,092
   Retained earnings .............................     52,401     34,763
   Accumulated other comprehensive income ........     16,061        178
                                                     --------   --------
         Total shareholders' equity ..............    178,630    127,054
                                                     --------   --------
                                                     $259,211   $179,708
                                                     ========   ========

                                ACTEL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                            Years Ended December 31,
                                                        1999         1998        1997
                                                     ---------    ---------   ---------
Net revenues .....................................   $ 171,661    $ 154,427   $ 155,858
Costs and expenses:
   Cost of revenues ..............................      66,387       61,642      64,244
   Research and development ......................      32,338       31,220      26,465
   Selling, general, and administrative ..........      45,903       40,558      40,317
   Amortization of goodwill and other acquisition-
     related intangibles .........................       2,226        1,185         877
   Restructuring charge ..........................       1,963         --          --
   Purchased in-process research and development .         600         --          --
                                                     ---------    ---------   ---------
         Total costs and expenses ................     149,417      134,605     131,903
                                                     ---------    ---------   ---------
Income from operations ...........................      22,244       19,822      23,955
Interest expense .................................        --           --          --
Interest income and other, net ...................       3,642        2,380       1,842
                                                     ---------    ---------   ---------
Income before tax provision and equity in net loss
 of equity method investee .......................      25,886       22,202      25,797
Equity in net (loss) of equity method investee ...        (193)        --          --
Tax provision ....................................       8,055        7,215       9,029
                                                     ---------    ---------   ---------
Net income .......................................   $  17,638    $  14,987   $  16,768
                                                     =========    =========   =========
Net income per share:
   Basic .........................................   $    0.81    $    0.71   $    0.82
                                                     =========    =========   =========
   Diluted .......................................   $    0.76    $    0.68   $    0.76
                                                     =========    =========   =========
Shares used in computing net income per share:
   Basic .........................................      21,664       21,251      20,370
                                                     =========    =========   =========
   Diluted .......................................      23,058       21,921      21,968
                                                     =========    =========   =========

                                ACTEL CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (in thousands, except share amounts)

                                                                                         Accumu-
                                                                            Earnings      Other      Total
                                                              Additional    (Accumu-    Compre-      Stock-
                                                  Common       Paid-In       lated      hensive     holders'
                                                   Stock       Capital      Deficit)     Income      Equity
                                                 ---------    ---------    ---------    ---------   ---------
Balance at December 31, 1996 .................   $      18    $  63,133    $   6,205    $       1   $  69,357
                                                 =========    =========    =========    =========   =========
Net income ...................................        --           --         16,768         --        16,768
Other comprehensive income:
  Change in unrealized gain on investments ...        --           --           --             50          50
                                                                                                    ---------
Comprehensive income .......................                                                           16,818
Conversion of 1,000,000 shares of redeemable,
   convertible preferred stock into 2,631,578
   shares of common stock ....................           3      18,144         --           --         18,147
Issuance of 423,813 shares of common stock
   under employee stock plans ................        --          3,970         --           --         3,970
Tax benefit from exercise of stock options ...        --            718         --           --           718
                                                 ---------    ---------    ---------    ---------   ---------
Balance at December 31, 1997 .................   $      21    $  85,965    $  22,973    $      51   $ 109,010
                                                 =========    =========    =========    =========   =========
Net income ...................................        --           --         14,987         --        14,987
  Other comprehensive income:
  Change in unrealized gain on investments ...        --           --           --            127         127
                                                                                                    ---------
Comprehensive income .........................                                                         15,114
Issuance of 785,036 shares of common stock
   under employee stock plans ................           1        7,599         --           --         7,600
Issuance of 25,000 shares of common stock for
   patent acquisition ........................        --            366         --           --           366
Tax benefit from exercise of stock options ...        --          1,097         --           --         1,097
Repurchase of common stock ...................          (1)      (2,935)      (3,197)        --        (6,133)
                                                 ---------    ---------    ---------    ---------   ---------
Balance at December 31, 1998 .................   $      21    $  92,092    $  34,763    $     178   $ 127,054
                                                 =========    =========    =========    =========   =========
Net income ...................................        --           --         17,638         --        17,638
  Other comprehensive income:
  Change in unrealized gain on investments ...        --           --           --         15,883      15,883
                                                                                                    ---------
Comprehensive income .........................                                                         33,521
Issuance of  954,569 shares of common stock
   under employee stock plans, net of
   repurchases ...............................           1        9,003         --           --         9,004
Issuance of 285,943 shares of common stock for
   purchase of AGL ...........................        --          6,858         --           --         6,858
Tax benefit from exercise of stock options ...        --          2,193         --           --         2,193
                                                 ---------    ---------    ---------    ---------   ---------
Balance at December 31, 1999 .................   $      22    $ 110,146    $  52,401    $  16,061   $ 178,630
                                                 =========    =========    =========    =========   =========

                                                 ACTEL CORPORATION
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (in thousands)

                                                                              Years Ended December 31,
                                                                           1999         1998        1997
                                                                        ---------    ---------   ---------
Operating activities:
   Net income .......................................................   $  17,638    $  14,987   $  16,768
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization ..................................      10,294        9,320       8,358
     Non-cash portion of restructure and other charges and other ....       2,695         --          --
     Purchased in-process research and development ..................         600         --          --
     Equity in net loss of equity method investee ...................         193         --          --
     Loss on disposal of fixed assets ...............................         136         --           175
     Changes in operating assets and liabilities:
       Accounts receivable ..........................................      (1,933)       4,315       4,360
       Inventories ..................................................         345       (5,197)      6,376
       Deferred income taxes ........................................      (3,775)       2,613      (5,050)
       Other current assets and notes receivable from officers ......         429       (1,619)        577
       Accounts payable, accrued salaries and employee benefits, and
         other accrued liabilities ..................................       9,769        1,724      (1,048)
       Deferred income ..............................................       7,925        1,043       3,542
                                                                        ---------    ---------   ---------
   Net cash provided by operating activities ........................      44,316       27,186      34,058
Investing activities:
   Purchases of property and equipment ..............................      (6,407)      (7,646)     (6,764)
   Purchases of available-for-sale securities .......................    (178,616)    (134,630)   (157,753)
   Sales and maturities of available for sale securities ............     132,342      129,580     132,156
   Cash acquired in AutoGate Logic acquisition ......................         281         --          --
   Investment in note receivable from GateField .....................      (8,000)        --          --
   Investments in GateField including purchase of design center,
     preferred stock and other intangible assets ....................        --        (10,000)       --
   Other assets .....................................................      (1,928)         227      (1,447)
                                                                        ---------    ---------   ---------
   Net cash used in investing activities ............................     (62,328)     (22,469)    (33,808)
Financing activities:
   Sale of common stock .............................................       9,004        7,600       3,970
   Repurchase of common stock .......................................        --         (6,133)       --
                                                                        ---------    ---------   ---------
   Net cash provided by financing activities ........................       9,004        1,467       3,970
Net increase (decrease) in cash and cash equivalents ................       (9008)       6,184       4,220
Cash and cash equivalents, beginning of year ........................      13,947        7,763       3,543
                                                                        ---------    ---------   ---------
Cash and cash equivalents, end of year ..............................   $   4,939    $  13,947   $   7,763
                                                                        =========    =========   =========
Supplemental  disclosures of cash flows  information and non-cash investing and financing activities:
   Cash paid during the year for interest ...........................   $    --      $    --     $    --
   Cash paid during the year for taxes ..............................      10,195        2,207      15,398
   Tax benefits from exercise of stock options ......................       2,193        1,097         718
   Issuance of common stock for patent acquisition ..................        --            366        --
   Issuance of common stock for AGL acquisition .....................       6,858         --          --
   Unrealized gain on available-for-sale securities .................      26,478         --          --
   Conversion of preferred stock into common stock ..................        --           --       (18,147)

                                ACTEL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Organization and Summary of Significant Accounting Policies

         Actel Corporation ("Actel" or "the Company") was incorporated under the laws of California on October 17, 1985. The Company designs, develops, and markets field programmable gate arrays ("FPGAs") and associated development system software and programming hardware. The Company also provides design services, including FPGA, application specific integrated circuit ("ASIC"), and system design, software development and implementation, and development of prototypes, first articles, and production units. Net revenues from the sale of FPGAs accounted for 96% of the Company's net revenues for 1999, compared with 97% for 1998 and 98% for 1997. Design Services, which the Company acquired from GateField Corporation ("GateField") in the third quarter of 1998, accounted for 2% of the Company's net revenues for 1999 and 1% for 1998.

         FPGAs are logic integrated circuits that adapt the processing and memory capabilities of electronic systems to specific applications. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster.

Information on the Company's sales by geographic area is included in Note 14.

         Advertising and Promotion Costs

         The Company's policy is to expense advertising and promotion costs as they are incurred. The Company's advertising and promotion expenses were approximately $3,345,000, $3,454,000, and $4,050,000 for 1999, 1998, and 1997,
respectively.

         Basis of Presentation

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         For 1997, the Company's fiscal year ended on the Sunday closest to December 31. For 1998 and 1999, the Company's fiscal year ended on the first Sunday in January. Fiscal 1999, 1998, and 1997 ended on January 2, 2000, January 3, 1999, and December 28, 1997, respectively. Fiscal 1998 was a fifty-three week fiscal year, rather than a normal fifty-two week fiscal year. For ease of presentation, December 31 has been indicated as the fiscal year-end for all years in the consolidated financial statements and accompanying notes.

         Cash Equivalents and Short-Term Investments

         For financial statement purposes, the Company considers all highly liquid debt instruments with insignificant interest rate risk and with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of cash deposits in money market funds that are available for withdrawal without restriction. Short-term investments consist principally of federal, state, and local municipal obligations.

         The Company accounts for its investment in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1999, all debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a component of comprehensive income in shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income and other.

         Concentration of Credit Risk

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables and amounts due from and invested in GateField. The Company limits its exposure to credit risk by only investing in securities of A, A1, or P1 grade. The Company is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheet. The Company sells its products to customers in diversified industries. The Company is exposed to credit risks in the event of non-payment by customers to the extent of amounts recorded on the balance sheet. The Company limits its exposure to credit risk by performing ongoing credit evaluations of its customers' financial condition and generally requires no collateral.

         The Company holds an investment in the common stock ($843,000), preferred stock ($1,390,000) of GateField, as well as an $8,000,000 note receivable, and is exposed to credit risks in the event of default by GateField to the extent of the amounts recorded on its balance sheet. The Company holds a lien against the total assets of GateField.

         The Company is exposed to credit risks in the event of insolvency by its customers and limits its exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary. Three of the Company's distributors -- Unique (Wyle), Arrow, and Pioneer -- accounted for approximately 13%, 16%, and 12% of the Company's net revenues for 1999, respectively. The same three distributors accounted in the aggregate for approximately 37% of the Company's net revenues for 1998 and 46% for 1997. Unique replaced Wyle as a distributor in the second half of 1998. Unique and Wyle are both part of the worldwide Veba Electronics Group. The loss of any one of these distributors could have a materially adverse effect on the Company's results of operations and financial position.

         Fair Value of Financial Instruments

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                    Accounts Payable. The carrying amount reported in the balance sheets for accounts payable approximates fair value.

                    Cash and Cash Equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximate fair value.

                    Investment Securities. The fair values for marketable debt and equity securities are based on quoted market prices.

                    Foreign Currency Exchange Contracts. The fair value of the Company's foreign currency exchange forward contracts are estimated based on quoted market prices of comparable contracts.

         Goodwill and other acquisition-related intangibles

         Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of net intangible assets acquired. Goodwill and other acquisition-related intangibles are amortized on a straight-line basis over their useful lives. Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of assets are impaired. No impairment has been indicated to date.

         Impact of Recently Issued Accounting Standards

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized on the balance sheet at fair market value. Depending on whether or not a derivative is an effective hedge and certain other criteria, changes in the fair value of the derivative instrument will be recognized in earnings or in accumulated other comprehensive income until the hedged item is recognized in earnings. The Company is currently evaluating the impact adoption of SFAS 133 will have on financial position, operating results, and cash flow.

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

         Inventories

         Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Given the volatility of the market for the Company's products, the Company makes inventory provisions for potentially excess and obsolete inventory based on backlog and forecast demand. However, such backlog demand is subject to revisions, cancellations, and rescheduling. Actual demand inevitably differs from such backlog and forecast demand, and such differences may be material to the financial statements.

         Off-Balance-Sheet Risk

         The Company enters into foreign exchange contracts to hedge firm purchase commitments denominated in foreign currencies. The Company does not use forward foreign exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge includes its effectiveness in exposure reduction and one-to-one matching of the derivative financial instrument with the underlying transaction being hedged. Gains and losses on these contracts are recognized upon maturity of the contracts and are included in cost of sales. If the criteria for designation of these instruments as hedging transactions are not met, then the instruments would be marked to market, with gains and losses recognized in that period. At December 31, 1999, the Company had no forward foreign exchange contracts outstanding.

          In addition, the Company had an outstanding standby letter of credit in the amount of $1,174,985 at December 31, 1999.

         Property and Equipment

         Property   and   equipment   are  carried  at  cost  less   accumulated
depreciation (see Note 2). Depreciation and amortization have been provided on a straight-line basis over the following estimated useful lives:

Equipment.........................................    2 to 5 years
Furniture and fixtures............................    3 to 5 years
Leasehold  improvements............................  Estimated  useful  life  or lease term, whichever is
                                                     shorter.

         Revenue Recognition

         Revenue from product shipped to end customers is generally recorded upon transfer of title. Revenue related to products shipped subject to customers' evaluation is recognized upon final acceptance. Shipments to distributors are made under agreements allowing certain rights of return and price protection on unsold merchandise. For that reason, the Company defers recognition of revenues and related cost of revenues on sales of products to distributors until such products are sold by the distributor. Royalty income is recognized upon the sale by others of products subject to royalties. Design Services revenues are recognized as the services are performed.

         Research and Development

         Research and development expenditures are charged to expense as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Through December 31, 1999, software development has been completed concurrently with the establishment of technological feasibility and, as a result, the Company has charged all costs to research and development expense in the periods incurred.

         Stock-Based Compensation

         The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation cost has been recognized for its fixed-cost stock option plans or its stock purchase plan. In Note 11, the Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123").

         Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.       Balance Sheet Detail

                                                               December 31,
                                                         ----------------------
                                                           1999         1998
                                                         --------      --------
                                                             (in thousands)
Accounts receivable:
   Trade accounts receivable .......................     $ 24,690      $ 22,374
   Allowance for doubtful accounts .................       (1,937)       (1,554)
                                                         --------      --------
                                                         $ 22,753      $ 20,820
                                                         ========      ========

Inventories:
   Purchased parts and raw materials ...............     $  3,363      $  1,285
   Work-in-process .................................        8,366        12,052
   Finished goods ..................................       13,595        12,332
                                                         --------      --------
                                                         $ 25,324      $ 25,669
                                                         ========      ========
Property and equipment:
   Equipment .......................................     $ 43,971      $ 39,711
   Furniture and fixtures ..........................        2,298         2,267
   Leasehold improvements ..........................        5,050         4,728
                                                         --------      --------
                                                           51,319        46,706
   Accumulated depreciation and amortization .......      (38,755)      (32,114)
                                                         --------      --------
                                                         $ 12,564      $ 14,592
                                                         ========      ========

          Depreciation expense was approximately $8,068,442, $8,134,563, and $7,481,000 for 1999, 1998 and 1997, respectively.



                                                               December 31,
                                                         ----------------------
                                                           1999         1998
                                                         --------      --------
                                                             (in thousands)
Other Assets:
GateField intangible asset ...........................     $ 2,050      $ 2,050
GateField product marketing agreement ................       6,000        6,000
GateField preferred and common stock .................       2,612        1,650
GateField note receivable ............................       8,000         --
AutoGate Logic identifiable intangible assets ........       2,300         --
AutoGate Logic goodwill ..............................       4,938         --
TI intangible asset ..................................       3,958        3,958
Other ................................................       6,810        5,713
Accumulated amortization expenses ....................      (5,524)      (3,447)
                                                         --------      --------
                                                         $ 31,144      $ 15,924
                                                         ========      ========


         Amortization expense was approximately $2,226,000, $1,185,000, and $877,000 for 1999, 1998, and 1997, respectively. Approximately $149,000 of 1999 amortization expense was related to other current assets. The intangible asset acquired from Texas Instruments Incorporated ("TI") was fully amortized as of December 31, 1999. For further discussion of AGL and GateField, see Notes 4 and 6, respectively.

3.       Available-for-Sale Securities

         The following is a summary of available-for-sale securities at December 31, 1999 and 1998:

                                                                       Gross      Gross     Estimated
                                                                     Unrealized Unrealized     Fair
                                                             Cost      Gains      Losses      Values
                                                           --------   --------   --------    --------
                                                                         (in thousands)
December 31, 1999
   Auction Market Preferred ............................   $  1,900   $   --     $   --      $  1,900
   Corporate bonds .....................................     13,619          4        (45)     13,578
   Commercial paper ....................................      1,265       --         --         1,265
   U.S. government securities ..........................      6,970       --          (61)      6,909
   Floating rate notes .................................     17,146          4       --        17,150
   Municipal obligations ...............................     58,584          9       (194)     58,399
   Weekly floater ......................................      3,000       --         --         3,000
                                                           --------   --------   --------    --------
   Total available-for-sale securities .................    102,484         17       (300)    102,201
  Less amounts classified as cash equivalents ..........       --         --         --          --
                                                           --------   --------   --------    --------
Total short-term available-for-sale debt securities ....    102,484         17       (300)    102,201
                                                           ========   ========   ========    ========

  Long-term marketable strategic investment in Chartered
     Semiconductor .....................................     10,680     26,939       --        37,619
                                                           --------   --------   --------    --------
Total available-for-sale securities ....................    113,164     26,956       (300)    139,820
                                                           ========   ========   ========    ========

                                                                       Gross      Gross     Estimated
                                                                     Unrealized Unrealized     Fair
                                                             Cost      Gains      Losses      Values
                                                           --------   --------   --------    --------
                                                                         (in thousands)
December 31, 1998
   Corporate bonds .....................................   $  3,500   $   --     $   --      $  3,500
   Commercial paper ....................................      4,415       --         --         4,415
   Floating rate notes .................................      5,500       --         --         5,500
   Municipal obligations ...............................     47,271        180         (2)     47,449
   Total available-for-sale securities .................     60,686        180         (2)     60,864
  Less amounts classified as cash equivalents ..........     (4,415)      --         --        (4,415)
                                                           --------   --------   --------    --------
Total available-for-sale securities ....................   $ 56,271   $    180   $     (2)   $ 56,449
                                                           ========   ========   ========    ========


         The adjustments to net unrealized gains and (losses) on investments included as a separate component of shareholders' equity totaled approximately $15,883,000, $127,000, and $50,000 for the years ended December 31, 1999, 1998, and 1997, respectively. Realized gains and losses during 1999, 1998, and 1997 were not material.

         See Note 1 for discussion of the Company's policy on accounting for investments and the manner in which fair values were determined.

         The expected maturities of the Company's investments at December 31, 1999, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

 Available-for-sale debt securities (in thousands):
     Due in less than one year ..............   $ 27,990
     Due in one to five years ...............     34,820
     Due after five years ...................     39,391
                                                --------
                                                $102,201
                                                ========

         A significant proportion of the Company's securities represent investments in floating rate municipal bonds with contractual maturities greater than ten years. However, the interest rates on these debt securities generally reset every ninety days, at which time the Company has the option to sell the security or roll over the investment at the new interest rate. As it is not the Company's intention to hold these securities until their contractual maturities, these amounts have been classified as short-term investments.

4.       AGL Acquisition

On December 21, 1999, the Company completed the acquisition of AutoGate Logic, Inc. ("AGL") in a transaction accounted for as a purchase. AGL developed a wide range of VLSI (very large scale integration) development tools, including FPGA and custom IC place and route and timing analysis software. In connection with the acquisition, the Company issued a total of 375,000 shares, of which 285,943 are shares issued and 89,057 represents options assumed, of common stock and options at $18.29 per share in exchange for all outstanding common shares and options of AGL. The price per share of common stock was based on an average of five days closing market prices for Actel common stock during the period of October 1, 1999 through October 7, 1999 when the Agreement to acquire AGL was made public. Amounts prepaid by Actel for a source code license and amounts payable to AGL were netted into the purchase price to arrive at a total purchase price of $7,199,000.

         In accordance with provisions of Accounting Principles Board Opinion No. 16, "Business Combinations", all identifiable assets were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated as follows based on the valuation report of an independent valuation specialist:

 Allocation of AGL purchase price (in thousands):
     In-process research and development ...................   $   600
     Completed technology ..................................     2,100
     Assembled work force ..................................       200
     Cash ..................................................       281
     Deferred tax liability ................................      (920)
     Goodwill ..............................................     4,938
                                                               -------
                                                               $ 7,199
                                                               =======

         A portion of the purchase price has been allocated to developed technology and acquired in-process research and development ("IPRD"). Completed technology and IPRD were identified and valued through extensive interviews, analysis of data provided by AGL concerning developmental products, their stage of development, the time and resources needed to complete them, and associated risks. The cost approach, which establishes value based on the cost of reproducing or replacing the assets, less depreciation for functional or economic obsolescence, was the primary technique utilized in valuing the completed technology and IPRD.

         Where development projects had reached technological feasibility, they were classified as completed technology and the value assigned to completed technology was capitalized. Where the development projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD and charged to expense upon closing of the merger. The nature of the efforts required to develop the IPRD into completed product principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technological performance requirements. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

         The acquired completed technology, which is comprised of products that are already technologically feasible, includes product neutral software tools for place and route and architecture evaluation. The Company expects to amortize the acquired completed technology of approximately $2.1 million on a straight-line basis over an average estimated remaining useful life of five years.

         The acquired assembled workforce is comprised of employees from AGL's engineering group. The Company expects to amortize the value assigned to the assembled workforce of approximately $200 thousand on a straight-line basis over an estimated remaining useful life of six months.

         Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is amortized on a straight-line basis over its estimated remaining life of five years.

         The following unaudited pro forma results of operations for the periods ending 1998 and 1999 are presented are as if the acquisition of AGL had occurred as of the beginning of 1998, and includes certain estimated adjustments including amortization of intangibles. The pro forma results exclude the one-time write-off of $600,000 of in-process research and development and the tax effect of the charge. The pro-forma information has been prepared for comparative purposes only and does not purport to be indicative of what operating results would have been if the acquisition had actually taken place at the beginning of 1998 or of future operating results.

                                                        Years Ended December 31,
                                                          1999           1998
                                                        ---------     ---------
                                                       (in thousands, except per
                                                             share amounts)
Net revenues .......................................     $171,272      $156,534
Net income .........................................       15,739        15,101
Diluted earnings per share .........................         0.67          0.68

5.       Investment in Chartered Semiconductor

         The Company holds an equity investment in Chartered Semiconductor Manufacturing Ltd. ("Chartered Semiconductor"), a semiconductor company located in Singapore. The Company's investment in Chartered Semiconductor amounts to less than 1% of the total equity of Chartered Semiconductor. Chartered Semiconductor issued shares to the public and began trading on the Nasdaq Stock Market in November 1999 for the first time. As a result, the Company changed the classification of its equity investment to available-for-sale. Previously the investment had been accounted for under the cost method. Accordingly, the Chartered Semiconductor investment was valued at $37,619,000 at the end of 1999, compared with $10,680,000 at the end of 1998.

6.       GateField

         In the third quarter of 1998, the Company entered into a product marketing rights agreement with GateField and purchased GateField convertible preferred stock. Concurrently, the Company acquired the Design Services Business Unit of GateField in a transaction accounted for as a purchase. Consideration paid in these transactions totaled $10,447,000, consisting entirely of cash.

         In accordance with provisions of Accounting Principles Board Opinion No. 16, "Business Combinations," all identifiable assets (including identifiable intangible assets) were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated as follows: $6,000,000 to the product marketing rights agreement; $1,650,000 to the convertible preferred stock; and $2,797,000 (consisting of $447,000 related to net assets and $2,350,000 related to intangible assets) to Design Services.

         The product marketing rights agreement provides the Company with an exclusive right to market and sell GateField's standard ProASIC products in process geometries of 0.35 micron and smaller as part of the Company's product line. Under the terms of the agreement, development of the underlying technology and products is managed and executed primarily by GateField. The Company has agreed to pay additional consideration of $1,000,000 upon qualification of the initial .25 micron product. The $6,000,000 allocated to product marketing rights will be amortized over the related products' currently estimated revenue-producing life of seven years; the Company will re-evaluate the expected life if product sales do not commence as scheduled or fail to achieve expected volumes in the future. The amount allocated to the product marketing rights agreement is included in "other assets."

         The Company's investment in GateField's convertible preferred stock consists of 300,000 shares of GateField Series C Preferred Stock that are convertible, at the Company's election, into 200,000 shares of GateField Common Stock. The amount allocated to the Company's investment in GateField convertible preferred stock is also included in "other assets."

         The Design Services Business Unit purchased form GateField in 1998 is located in Mt. Arlington, New Jersey. Design Services provides varying levels of design services, including: design methodology and tool consulting; turnkey FPGA and ASIC design; IP development and integration; board and system design;
software design and implementation; and development of prototypes, first articles, and production units. The Company was the first FPGA provider to offer system-level design expertise, expanding the Company's ability to support a greater portion of the customers' overall design and risk management. Design Services is a secure facility certified to handle government, military, and proprietary designs. Design Services is not involved in the development efforts underlying the product marketing rights agreement. The net tangible assets of the Design Services Business Unit was valued at $447,000 and consisted principally of fixed assets, accounts receivable, deposits, and accounts payable. Intangible assets were valued at $2,350,000 and consisted of $300,000 related to backlog, $1,000,000 related to workforce-in-place, and $1,050,000 related to goodwill. Backlog was amortized over its estimated useful life of six months. The workforce and goodwill associated with Design Services are being amortized over their estimated useful life of five years and are also included in "other assets."

         In May 1999, the Company paid $8,000,000 to GateField Corporation ("GateField") in exchange for a convertible promissory note bearing interest at 5.22% per annum with a five-year term. Interest is payable quarterly and the note is secured by a lien against all the assets of GateField. The note is convertible at Actel's election into 420,000 shares of GateField Series C-1 Convertible Preferred Stock, which are convertible into 1,230,769 shares of GateField common stock, equating to a price of $6.50 per share of GateField common stock.

         During 1999, the Company increased its ownership of GateField common stock from 16,500 shares to 190,529 shares. The cost of these shares (less the amount of GateField's losses recognized by Actel under the equity method of accounting) is included in "other assets."

         In light of Actel's common and preferred equity interest in GateField, $8.0 million convertible promissory note from GateField, and marketing and licensing agreements with GateField, Actel began accounting for its equity interest in GateField under the equity method of accounting during 1999. The impact of this implementation was a $1.1 million charge to the Company's net income for 1999 ($0.9 million included in amortization of goodwill and $0.2 million included in equity in net losses of equity method investee). Assuming conversion of all outstanding GateField convertible preferred stock owned by Actel, and conversion of the convertible promissory note due from GateField, the aggregate total of GateField common stock owned by Actel would be 1,621,298 shares, or 26.7% of the total common shares of GateField.

         GateField common stock, which is listed on the National Association of Security Dealers ("NASD") Over-The-Counter Bulletin Board, closed at $3.875 on December 31, 1999.

         The Company assesses the recoverability of its investments in, and amounts due from GateField on a regular basis. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. No impairment has been indicated to date.

7.       Restructure and Other Charges

         During the second quarter of fiscal 1999, the Company completed a restructuring plan that resulted in a reduction in force along with the elimination of certain projects and non-critical activities. The total pretax restructure and other charges for these activities amounted to $1,963,000. These measures were taken to bring overall spending in line with current revenue projections for the balance of the year and to sharpen the Company's focus on new product development.

                                                                Restruc-              Balance at
                                                       Cash/     turing               December
Description                                          Non-Cash    Charge    Activity   31, 1999
--------------------------------------------------   --------   --------   --------   --------
                                                                  (in thousands)
Employee severance and outplacement ..............   Cash       $   586    $   586    $    --
Write-off of prepaid license .....................   Non-cash       734        734         --
Abandoned capital assets .........................   Non-cash       643        643         --
                                                                --------   --------   --------
                                                                $ 1,963    $ 1,963    $    --
                                                                ========   ========   ========

          Employee severance and outplacement expenses were comprised primarily of severance packages for 31 employees who were terminated across all functions as part of a reduction in force. The severance was computed based upon severance compensation, benefits, and related employer payroll taxes.

         Write-off of prepaid license was associated with the cancellation of a certain product and project. The product was eliminated from the Company's future revenue stream and therefore the license has no future economic benefit to the Company.

         Abandoned capital assets consisted of the write-off of capitalized costs associated with a new building project that was abandoned and fixed assets no longer utilized by the Company that were scrapped.

8.       Line of Credit

         The Company has a line of credit with a bank that provides for borrowings not to exceed $5,000,000. The agreement contains covenants that require the Company to maintain certain financial ratios and levels of net worth. At December 31, 1999, the Company was in compliance with the covenants for the line of credit. Borrowings against the line of credit bear interest at the bank's prime rate. There were no borrowings against the line of credit at December 31, 1999. The line of credit expires in May 2000.

9.       Commitments

         The  Company  leases  its  facilities  and  certain   equipment   under
non-cancelable lease agreements. The current lease agreement expires in June 2003, with one additional five-year renewal option. The equipment leases are accounted for as operating leases. The lease terms expire at various dates through September 2001. All of these leases require the Company to pay property taxes, insurance, and maintenance and repair costs. At December 31, 1999 and 1998, the Company had no capital lease obligations.

         Future minimum lease payments under all non-cancelable leases are as follows:

                                                              Operating
                                                                Leases
                                                               -------
     2000 ..................................................   $ 3,516
     2001 ..................................................     2,983
     2002 ..................................................     3,070
     2003 ..................................................     1,539
     2004 ..................................................        35
                                                               -------
     Total minimum lease payments ..........................   $11,143
                                                               =======

          Rental expense under operating  leases was  approximately  $4,172,307,
$3,282,730,   and   $2,481,313   for  1999,   1998,   and  1997,   respectively.

10.      Retirement Plan

         Effective December 10, 1987, the Company adopted a tax deferred savings plan for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Employees may elect at any time to have salary reduction contributions made to the plan.

         The Company may make contributions to the plan at the discretion of the Board of Directors. The Company made distributions to the plan for the 1998 plan year of $387,166 based on net revenues and net income for the 1998 fiscal year. The Company also made distributions to the plan for the 1997 plan year of $340,750 based on net revenues and net income for the 1997 fiscal year. The
Company made no contributions to the plan for the 1999 plan year. The contributions vest annually, retroactively from an eligible employee's date of hire, at the rate of 25% per year. In addition, contributions become fully vested upon retirement from the Company at age 65. There is no guarantee the Company will make any contributions to the plan in the future, regardless of its financial performance. If the Company, in its discretion, chooses to make a contribution again in the future, the amount could be higher or lower.

Shareholders' Equity

         Stock Repurchase

         The Company authorized a stock repurchase program in September 1998 whereby up to 1,000,000 shares of the Company's common stock may be purchased from time to time in the open market at the discretion of management. The program was amended in 1999 for an additional 1,000,000 shares, for a total of 2,000,000 shares that can be repurchased. The Company made no stock repurchases in 1999. During 1998, the Company repurchased 675,000 shares of common stock for $6,133,000. The Company has reissued these shares in its employee stock option and purchase plans.

         Stock Option Plans

         The Company has adopted stock option plans under which officers, employees, and consultants may be granted incentive stock options or nonqualified options to purchase shares of the Company's common stock. At December 31, 1999, 9,917,991 shares of common stock were reserved for issuance under these plans, of which 375,014 were available for grant.

         The Company has also adopted a Directors' Stock Option Plan, under which directors who are not employees of the Company may be granted nonqualified options to purchase shares of the Company's common stock. At December 31, 1999, 237,500 shares of common stock were reserved for issuance under such plan, of which 80,000 were available for grant.

         The Company grants stock options under its plans at a price equal to the fair value of the Company's common stock on the date of grant. Subject to continued service, options generally vest over a period of four years and expire ten years from the date of grant.

         The following table summarizes the Company's stock option activity and related information for the three years ended December 31, 1999:

                                               1999                        1998                         1997
                                        ---------------------      ---------------------        ---------------------
                                                   Weighted                     Weighted                    Weighted
                                                   Average                      Average                     Average
                                        Number of   Exercise        Number of    Exercise       Number of   Exercise
                                         Shares      Price           Shares      Price           Shares      Price
                                        ---------  ----------       ---------  ----------       ---------  ----------
Outstanding at January 1......          5,051,840  $    11.41       4,252,115  $    13.98       3,542,836  $    12.38
Granted.......................          2,339,561       14.34       3,626,060       11.44       1,252,895       17.39
Exercised.....................           (620,226)       9.94        (495,997)       9.50        (214,821)       8.29
Cancelled.....................           (908,242)      12.14      (2,330,338)      16.57        (328,795)      13.40
                                        ---------  ----------       ---------  ----------       ---------  ----------
Outstanding at December 31....          5,862,933       12.62       5,051,840       11.41       4,252,115       13.98
                                        =========  ==========       =========  ==========       =========  ==========

The Company has, in connection with the acquisition of AGL, assumed the stock option plan of AGL and the related options are included in the preceding table.

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                          December 31, 1999
                                                    -----------------------------------------------------------------
                                                           Options Outstanding                 Options Exercisable
                                                    -------------------------------------    ------------------------
                                                                Weighted
                                                                Average       Weighted                       Weighted
                                                               Remaining      Average                        Average
                                                   Number of   Contract       Exercise        Number of      Exercise
Range of Exercise Prices                             Shares       Life          Price          Shares         Price
                                                    ---------  ----------    ------------     ---------      --------
$    0.87    -  $  10.00....................          459,943  5.86 years    $       6.79       341,124  $       5.86
                   10.06....................          709,881  8.57                 10.06        75,639         10.06
    10.25    -     11.13....................          734,116  6.47                 10.76       519,034         10.69
                   11.75....................          998,732  7.10                 11.75       374,325         11.75
    11.88    -     13.06....................          879,847  8.72                 12.91       157,650         12.90
                   13.38....................           10,000  7.92                 13.38         4,999         13.38
                   13.56....................          653,375  9.59                 13.56         5,900         13.56
    13.63    -     14.88....................          637,746  8.73                 14.67        88,299         14.53
    15.00    -     20.38....................          624,593  8.49                 17.46       124,444         16.53
    21.88    -     22.94....................          154,700  9.67                 22.37        10,124         22.43
                                                    ---------                                 ---------
     0.87    -     22.94....................        5,862,933  8.02                 12.62     1,701,538         10.85
                                                    =========                                 =========

At December 31, 1998,  1,306,424  outstanding  options were exercisable;  and at
December 31, 1997, 1,099,059 outstanding options were exercisable. The weighted-average fair value of options granted during 1999, 1998, and 1997 were $7.17, $4.69, and $7.38, respectively.

         Employee Stock Purchase Plan

         The Company has adopted an Employee Stock Purchase Plan (the "ESPP"), under which eligible employees may designate not more than 15% of their cash compensation to be deducted each pay period for the purchase of common stock (up to a maximum of $25,000 worth of common stock in any year). At December 31, 1999, 3,019,680 shares of common stock were authorized for issuance under the ESPP. The ESPP is administered in consecutive, overlapping offering periods of up to 24 months each, with each offering period divided into four consecutive six-month purchase periods beginning August 1 and February 1 of each year. On the last business day of each purchase period, shares of common stock are purchased with employees' payroll deductions accumulated during the six months at a price per share equal to 85% of the market price of the common stock on the first day of the applicable offering period or the last day of the purchase period, whichever is lower. There were 364,163 and 291,469 shares issued under the ESPP in 1999 and 1998, respectively, and 1,601,340 remained available for issuance at December 31, 1999. The weighted-average fair value of employee stock purchase rights granted during 1999, 1998, and 1997 were $5.76, $5.52, and $4.69, respectively.

         Pro Forma Disclosures

         Pro forma information regarding net income and net income per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its stock-based awards to employees granted subsequent to December 31, 1994, under the fair value method. The fair value for these stock-based awards to employees was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for 1999, 1998, and 1997: risk-free interest rates of 5.55%, 5.34%, and 5.95%, respectively; no dividend yield; volatility factor of the expected market price of the Company's common stock of 54%, 51%, and 48%, respectively; and a weighted average expected life for the options and employee stock purchase rights of four years and two years respectively.

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

         For purposes of pro forma disclosures, the estimated fair value of the Company's stock-based awards to employees is amortized to expense over the options' vesting period (for options). The Company's pro forma information is as follows:

                                                Years Ended December 31,
                                           ----------------------------------
                                             1999         1998        1997
                                           ---------   ---------   ----------
                                        (in thousands, except per share amounts)

     Pro forma net income ..............   $   9,186   $   5,117   $   11,405
     Pro forma earnings per share:
        Basic ..........................        0.42        0.24         0.56
        Diluted ........................        0.41        0.24         0.54

The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.

12.      Comprehensive Income

         The following schedule of other comprehensive income shows the gross current-period gain and the reclassification adjustment.

                                                                                     Years Ended December 31,
                                                                                 1999          1998          1997
                                                                             ------------  ------------  ------------
                                                                                          (in thousands)
Gains on investments during the period, net of tax of $(10,595) in 1999.     $     15,892  $        178  $         51
Less reclassification adjustment for gains included in net income.......               (9)          (51)           (1)
                                                                             ------------  ------------  ------------
Other comprehensive income..............................................     $     15,883  $        127  $         50
                                                                             ============  ============  ============

The tax on unrealized gains prior to 1999 was not material.

13.      Tax Provision

         The tax provision consists of:

                                                Years Ended December 31,
                                             1999        1998         1997
                                        ------------  ----------  -----------
                                                     (in thousands)

     Federal - current .................  $   11,709  $    3,565    $  11,585
     Federal - deferred ................      (5,073)      1,416       (4,544)
     State - current ...................       1,720         592        2,304
     State - deferred ..................        (591)      1,197         (506)
     Foreign - current .................         290         445          190
                                        ------------  ----------  -----------
                                          $    8,055  $    7,215    $   9,029
                                        ============  ==========  ===========

          The tax provision reconciles to the amount computed by multiplying income before tax by the U.S. statutory rate as follows:

                                                        December 31,
                                           ------------------------------------
                                              1999         1998         1997
                                           ---------    ---------    ----------
                                                     (in thousands)
Provision  at statutory rate ...........   $   8,993    $   7,771    $    9,029
Change in valuation allowance ..........        (440)        (440)         (440)
Tax exempt income ......................        (770)        (875)         --
Federal research credits ...............      (1,031)        (856)         (772)
State taxes, net of federal benefit ....         734        1,163         1,169
Other ..................................         569          452            43
                                           ---------    ---------    ----------
Tax provision ..........................   $   8,055    $   7,215    $    9,029
                                           =========    =========    ==========

         Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                December 31,
                                                           --------------------
                                                             1999         1998
                                                           -------      -------
                                                              (in thousands)
Deferred tax assets:
        Depreciation .................................     $ 2,297      $ 1,618
        Distributor reserve ..........................      15,574       12,452
        Charge for in-process research expenses ......       4,210        4,752
        Inventories ..................................       1,950        1,455
        Other, net ...................................       4,417        3,917
                                                           -------      -------
                                                            28,448       24,194
        Valuation allowance ..........................      (1,726)      (2,166)
                                                           -------      -------
                Net deferred tax assets ..............     $26,722      $22,028
                                                           =======      =======

Deferred tax liabilities:
         AGL intangible assets .......................     $   920      $  --
         Unrealized gain on investments ..............      10,595         --
                                                           -------      -------
                Deferred tax liability ...............     $11,515      $  --
                                                           =======      =======

The valuation allowance declined by approximately $440,000 during 1998 and 1997.

14.      Segment Disclosures

         The Company operates in a single industry segment: designing, developing, and marketing FPGAs. FPGA sales accounted for 96%, 97%, and 98% of net revenues for the years ended December 31, 1999, 1998, and 1997, respectively. The Company also derives revenues from the sale of software and hardware systems, which are used to design and program FPGAs. In addition, the Company derives revenues from the performance of design services, including FPGA, ASIC, and system design; software development and implementation; and development of prototypes, first articles and production units. Design Services, which the Company acquired from GateField in the third quarter of 1998, accounted for 2% of the Company's net revenue in 1999 and 1% in 1998.

         The Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM) because he has final authority over resource allocation decisions and performance assessment. The CODM does not receive discrete financial information about its system sales or Design Services activities, nor does the CODM use any financial information to make decisions regarding asset allocation, expense allocation or profitability with respect to system sales or Design Services activities. Accordingly, these business units are not considered to be reportable segments.

         The Company markets its products in the United States and in foreign countries through its sales personnel, independent sales representatives, and distributors. The Company's geographic sales are as follows:

                                             Years Ended December 31,
                             -------------------------------------------------------
                                   1999              1998                1997
                             ----------------   ----------------   -----------------
                                            (in thousands, except percentages)

United States ............   $  121,819   71%   $  102,817   67%   $  107,308    69%
Export:
     Europe ..............       29,010   17        29,675   19        26,239    17
     Japan ...............        9,562    6        10,658    7        13,328     8
     Other international .       11,270    6        11,277    7         8,983     6
                             ----------  ----   ----------  ----   ----------   ----
                             $  171,661  100%   $  154,427  100%   $  155,858   100%
                             ==========  ====   ==========  ====   ==========   ====

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

                           1999  1998  1997
                           ----  ----  ----
     Wyle/Unique ........   13%   14%   17%
     Arrow ..............   16%   14%   17%
     Pioneer ............   12%    9%   12%

The Company does not recognize revenue on product shipped to a distributor until the distributor resells the product to its customer.

15.      Patent Infringement

         Periodically, the Company is made aware that technology used by the Company may infringe intellectual property rights held by others. During 1999, the Company continued to hold discussions with several third parties regarding potential patent infringement issues, including two semiconductor manufacturers with significantly greater financial and intellectual property resources than the Company. As it has in the past, the Company may obtain licenses under patents that it is alleged to infringe. The Company has made adequate provision for the estimated settlement costs of claims for alleged infringement prior to the balance sheet date. While management believes that a reasonable resolution will occur, there can be no assurance that these claims will be resolved or that the resolution of these claims will not have a materially adverse effect on future results of operations or require changes in the Company's products or processes. In addition, management's evaluation of the likely impact of these pending disputes could change in the future based upon new information learned by management. Subject to the foregoing, management does not believe any pending disputes, including those described above, would be likely to have a materially adverse effect on the Company's financial condition, results of operations, or liquidity for the year ended December 31, 1999.

          On March 29, 2000, Unisys Corporation ("Unisys") brought suit in the United States District Court for the Northern District of California, San Jose Division, against the Company seeking monetary damages and injunctive relief based on Actel's alleged infringement of four patents held by Unisys. The Company believes that it has meritorious defenses to the claims asserted by Unisys and intends to defend itself vigorously in this matter. After consideration of the information currently known, the Company does not believe that the ultimate outcome of this case will have a materially adverse effect on Actel's business, financial condition, or results of operations, although no assurance to that effect can be given. The foregoing is a forward-looking statement subject to all of the risks and uncertainties of a legal proceeding, including the discovery of new information and unpredictability as to the ultimate outcome.

16.      Earnings Per Share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                             Years Ended December 31,
                                                                            ---------------------------
                                                                              1999     1998      1997
                                                                            -------   -------   -------
                                                                       (in thousands, except per share amounts)
Basic:
Weighted-average common shares outstanding ..............................    21,664    21,251    20,370
                                                                            -------   -------   -------
Shares used in computing net income per share ...........................    21,664    21,251    20,370
                                                                            =======   =======   =======
Net income ..............................................................   $17,638   $14,987   $16,768
                                                                            =======   =======   =======
Net income per share ....................................................   $  0.81   $  0.71   $  0.82
                                                                            =======   =======   =======

Diluted:
Weighted-average common shares outstanding ..............................    21,664    21,251    20,370
Net effect of dilutive stock options, warrants, and convertible preferred
   stock - based on the treasury stock method ...........................     1,394       670     1,598
                                                                            -------   -------   -------
Shares used in computing net income per share ...........................    23,058    21,921    21,968
                                                                            =======   =======   =======
Net income ..............................................................   $17,638   $14,987   $16,768
                                                                            =======   =======   =======
Net income per share ....................................................   $  0.76   $  0.68   $  0.76
                                                                            =======   =======   =======

         Options outstanding under the Company's stock option plans to purchase approximately 218,000, 1,096,000, and 623,000 shares of Actel common stock were not included in the calculation to derive diluted income per share for the years 1999, 1998, and 1997, respectively, as their inclusion would have had an anti-dilutive effect.

17.      Subsequent Events (unaudited)

         As  of  March  15,  2000,   the   Company's   investment  in  Chartered
Semiconductor had a market value of $52,435,000, reflecting an additional unrealized gain of $14,816,000 subsequent to December 31, 1999.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS

ACTEL CORPORATION


         We have audited the accompanying consolidated balance sheets of Actel Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Actel Corporation at December 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP

San Jose, California January 21, 2000, except for the second paragraph of Note 15,as to which the date is March 31, 2000

                                 STOCK LISTING

     Actel's common stock has been traded on the Nasdaq Stock Market under the symbol "ACTL" since the Company's initial public offering (IPO) on August 2, 1993. The Company has never paid cash dividends on its common stock and has no present plans to do so.

     On March 20, 2000, there were 249 shareholders of record. Since many shareholders have their shares held of record in the names of their brokerage firm, the actual number of shareholders is estimated by the Company to be about 9,000.

     During the last two years, the quarterly high and low sales prices for the common stock were:

             1999                           High              Low
------------------------------------- ----------------- -----------------
First Quarter                              22 5/8            12 1/2
Second Quarter                            20 5/16             11 -
Third Quarter                               20 -              13 -
Fourth Quarter                             24 1/2             16 -

             1998                           High              Low
------------------------------------- ----------------- -----------------
First Quarter                              16 3/8           10 5/16
Second Quarter                             16 5/8            10 1/4
Third Quarter                              13 1/2            8 5/8
Fourth Quarter                             21 1/2            7 1/4