Form 10-K405, Exhibit 13
period 2000-12-31
ACTEL CORP
filed 2001-04-02
CIK 907687

ACTEL CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)


                                                                       Years Ended December 31,
                                                 --------------------------------------------------------------------
                                                     2000          1999          1998          1997          1996
                                                 ------------  ------------  ------------  ------------  ------------
Consolidated Statements of Income Data:
Net revenues................................     $    226,419  $    171,661  $    154,427  $    155,858  $    148,779
Costs and expenses:
   Cost of revenues.........................           84,680        66,387        61,642        64,244        64,420
   Research and development.................           36,599        32,338        31,220        26,465        23,934
   Selling, general, and administrative.....           47,960        45,903        40,558        40,317        37,518
   Amortization of goodwill and other
     acquisition-related intangibles........            8,056         2,226         1,185           877           877
   Restructuring charge (1).................               --         1,963            --            --            --
   Purchased in-process research and
     development (2)........................           10,646           600            --            --            --
                                                 ------------  ------------  ------------  ------------  ------------
         Total costs and expenses...........          187,941       149,417       134,605       131,903       126,749
                                                 ------------  ------------  ------------  ------------  ------------
Income from operations......................           38,478        22,244        19,822        23,955        22,030
Interest income and other, net of expense...            8,310         3,642         2,380         1,842         1,055
Gain on sale of Chartered Semiconductor
   stock (3)................................           28,329            --            --            --            --
                                                 ------------  ------------  ------------  ------------  ------------
Income before tax provision and equity in net
   (loss) of equity method investee.........           75,117        25,886        22,202        25,797        23,085
Equity in net (loss) of equity method
   investee (4).............................           (2,445)         (193)           --            --            --
Tax provision...............................           31,227         8,055         7,215         9,029         8,147
                                                 ------------  ------------  ------------  ------------  ------------
Net income..................................     $     41,445  $     17,638  $     14,987  $     16,768  $     14,938
                                                 ============  ============  ============  ============  ============
Net income per share:
   Basic (5)................................     $       1.77  $       0.81  $       0.71  $       0.82  $       0.84
                                                 ============  ============  ============  ============  ============
   Diluted (5)..............................     $       1.58  $       0.76  $       0.68  $       0.76  $       0.70
                                                 ============  ============  ============  ============  ============
Shares used in computing net income per share:
   Basic....................................           23,447        21,664        21,251        20,370        17,826
                                                 ============  ============  ============  ============  ============
   Diluted..................................           26,233        23,058        21,921        21,968        21,485
                                                 ============  ============  ============  ============  ============

                                ACTEL CORPORATION

                SELECTED CONSOLIDATED FINANCIAL DATA (Continued)
                      (in thousands, except per share data)


                                                                          As of December 31,
                                                 --------------------------------------------------------------------
                                                     2000          1999          1998          1997          1996
                                                 ------------  ------------  ------------  ------------  ------------
 Consolidated Balance Sheet Data:
 Working capital............................     $    146,952  $    108,818  $     85,858  $     76,279  $     55,397
 Total assets...............................          312,434       259,211       179,708       159,994       136,712
 Redeemable convertible preferred Stock (6).               --            --            --            --        18,147
 Total shareholders' equity.................          230,101       178,630       127,054       109,010        69,357

------------------------------------------------------------

(1) During the second quarter of 1999, Actel completed a restructuring plan that resulted in a reduction in force along with the elimination of certain projects and non-critical activities. See Note 6 of Notes to Consolidated Financial Statements for further discussion of components of this charge.

(2) The 1999 expense represents a charge for in-process research and development incurred in the fourth quarter of 1999 in connection with Actel's acquisition of AutoGate Logic, Inc. The 2000 expenses represent charges for in-process research and development arising from Actel's acquisitions of Prosys Technology, Inc. and GateField Corporation. See Note 5 of Notes to Consolidated Financial Statements for further discussion of these charges.

(3) During the second quarter of 2000, Actel sold all of its shares of Chartered Semiconductor common stock for proceeds of $39.0 million, resulting in a one-time gain of $28.3 million before tax. See Note 4 of Notes to Consolidated Financial Statements for further discussion of this gain.

(4) Represents Actel's equity share of net losses of GateField Corporation in accordance with the equity method of accounting prior to the purchase acquisition completed on November 15, 2000.

(5) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128,
     "Earnings Per Share." See Note 15 of Notes to Consolidated Financial Statements for further discussion of earnings per share.

(6) Represents redeemable convertible preferred stock issued to Texas Instruments, Inc. (TI) in connection with Actel's acquisition of TI's field programmable gate array business. On March 12, 1997, TI converted the Series A preferred stock into 2,631,578 shares of common stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Actel Corporation ("Actel") is the world's leading supplier of antifuse-based field programmable gate arrays ("FPGAs") and associated software development tools. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster.

Business Developments

         GateField Acquisition

         On November 15, 2000, Actel completed its acquisition of GateField Corporation ("GateField"), a developer of flash based FPGA products, in a transaction accounted for using the purchase method of accounting. The $45.7 million purchase price included cash consideration, the cost of Actel investments in GateField made prior to the acquisition, acquisition expenses, and the value of all outstanding GateField employee stock options that were assumed by Actel in the acquisition.

         In accordance with the provisions of Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values as of November 15, 2000. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

Net tangible assets (liabilities) of GateField............    $    (1,083)
In-process research and development.......................          5,088
Acquired work-force.......................................            476
Developed technology......................................          5,808
Core Technology...........................................          2,896
Tradename.................................................            326
Patents...................................................            976
Goodwill..................................................         26,680
Unearned compensation costs...............................            922
Deferred tax asset, net of deferred tax liability.........          3,647
                                                              -----------
                                                              $    45,736
                                                              ===========

         The purchase price allocation is preliminary and subject to change pending finalization of tax planning strategies intended to utilize net operating losses acquired in the GateField acquisition. Upon completion of this study, there could be material subsequent adjustments to goodwill and other non-current intangible assets from the GateField acquisition, when these acquired net operating losses become realizable.

         The In-process research and development (IPRD) was valued at $5.1 million and charged to operating expense upon the closing of the acquisition on November 15, 2000. The values assigned to the other identified intangible assets were accounted for on the balance sheet and are being amortized over their respective useful lives. See Note 5 of Notes to Consolidated Financial Statements for further discussion of the GateField acquisition.


         Prosys Acquisition

         On June 2, 2000, Actel acquired Prosys Technology, Inc. (Prosys), a developer of SRAM-based embedded FPGA Intellectual Property cores (IP), in a transaction accounted for as a purchase. The $24.5 million purchase price included $6.9 million in cash, 220,518 shares of Actel common stock, acquisition costs, and the value of all outstanding Prosys employee stock options that were assumed by Actel in the acquisition.


         In accordance with the provisions of APB Opinion No. 16, all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

In-process research and development.......................    $     5,558
Acquired work-force.......................................            273
Patent applications.......................................            349
Cash and other current assets.............................             57
Deferred tax liability....................................           (249)
Goodwill..................................................         18,534
                                                              -----------
                                                              $    24,522
                                                              ===========

         The IPRD was valued at $5.6 million and charged to operating expense upon the closing of the acquisition on June 2, 2000. The values assigned to the other identified intangible assets were placed on the balance sheet and are being amortized over their respective useful lives. See Note 5 of Notes to Consolidated Financial Statements for further discussion of the Prosys acquisition.

Results of Operations

         The following table sets forth certain financial data from the Consolidated Statements of Income expressed as a percentage of net revenues:

                                                                                     Years Ended December 31,
                                                                                  2000          1999          1998
                                                                               ---------     ---------     ---------
Net revenues............................................................         100.0%        100.0%        100.0%
Cost of revenues........................................................          37.4          38.7          39.9
                                                                               ---------     ---------     ---------
Gross margin............................................................          62.6          61.3          60.1
Research and development................................................          16.2          18.8          20.2
Selling, general, and administrative....................................          21.2          26.7          26.3
Amortization of goodwill and other acquisition-related intangibles......           3.6           1.3           0.7
Restructuring charge....................................................            --           1.2            --
Purchased in-process research and development...........................           4.6           0.3            --
                                                                               ---------     ---------     ---------
Income from operations..................................................          17.0          13.0          12.9
Interest income and other, net of expense...............................           3.7           2.1           1.5
Gain on sale of Chartered Semiconductor stock...........................          12.5            --            --
                                                                               ---------     ---------     ---------
Income before tax provision and equity in net (loss) of equity method
    investee............................................................          33.2          15.1          14.4
Equity in net (loss) of equity method investee..........................          (1.1)         (0.1)           --
Tax provision...........................................................          13.8           4.7           4.7
                                                                               ---------     ---------     ---------
Net income..............................................................          18.3%         10.3%          9.7%
                                                                               =========     =========     =========

         Actel's fiscal year ends on the first Sunday after December 30th. Fiscal 2000, 1999 and 1998 ended on December 31, 2000, January 2, 2000, and January 3, 1999, respectively. Fiscal 1998 was a fifty-three week fiscal year, rather than a normal fifty-two week fiscal year. For ease of presentation, December 31 has been indicated as the fiscal year-end for all years.

         Net Revenues

         Net revenues for 2000 were $226.4 million, an increase of 32% from 1999. This compares with an increase in net revenues of 11% for 1999 from 1998. Actel derives its revenues primarily from the sale of FPGAs, which accounted for 96% of the net revenues for 2000, compared with 96% for 1999 and 97% for 1998. Non-FPGA revenues are derived primarily from Actel's Protocol Design Services Group, which was acquired from GateField in 1998. Actel also derives revenues from royalties and the sale of software, hardware and maintenance.

         Net revenues from the sale of FPGAs for 2000 increased 34% from 1999. This compares with an increase of 10% for 1999 from 1998. The increase in net revenues for 2000 compared with 1999 was due to an increase of 12% in the overall average selling prices (ASP) of FPGAs and an increase of 18% in unit shipments. The increase in net revenues from the sale of FPGAs for 1999 compared with 1998 was due to an increase of 21% in FPGA unit sales, which was offset by a 10% decline in the overall ASP of FPGAs. The decline in the overall ASP of FPGAs for 1999 compared with 1998, and the increases in unit sales for both 2000 and 1999, resulted primarily from higher percentage shipments of MX product. Revenues were also favorably impacted for both 2000 and 1999 by increased sales to Nortel Networks Corporation (Nortel Networks), which accounted for 11% of sales in 2000, 9% in 1999, and 3% in 1998.

         Actel generates a majority of its revenues from the sale of its products through distributors. Actel's principal distributors are Unique Technologies, Inc. (Unique) and Pioneer-Standard Electronics, Inc. (Pioneer) in North America and Arrow Electronics, Inc. and Zeus Electronics (Arrow) worldwide. Unique replaced Wyle Electronics Marketing Group (Wyle) as an Actel distributor in the second half of 1998. Unique and Wyle are both part of the worldwide Veba Electronics Group. The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:

                                            2000          1999          1998
                                           ------        ------        ------
Arrow..............................          17%           16%           14%
Wyle/Unique........................          15%           13%           14%
Pioneer............................          13%           12%            9%
Nortel Networks....................          11%            9%            3%

         Actel does not  recognize  revenue on product  shipped to a distributor
until   the    distributor    resells    the    product    to   its    customer.

         Sales to customers outside the United States accounted for 32%, 29%, and 33% of net revenues for 2000, 1999, and 1998, respectively. Of these export sales, the largest portion was derived from European customers, which accounted for 19%, 17%, and 19% of net revenues for 2000, 1999, and 1998, respectively.

         Gross Margin

         Gross margin for 2000 was 63% of net revenues, compared with 61% for 1999 and 60% for 1998. The improved gross margin resulted primarily from an increase in ASP (12% for 2000 compared with 1999), improved sort yields (especially on newer products) and better utilization of manufacturing capacity. For 1999, these improvements were offset by the unfavorable impact of a strengthening yen against the dollar, in which some of Actel's wafer purchases are denominated.

         Actel seeks to reduce costs by improving wafer yields, negotiating price reductions with suppliers, increasing the level and efficiency of its testing and packaging operations, achieving economies of scale by means of higher production levels, and increasing the number of die produced per wafer, principally, by shrinking the die size of its products. No assurance can be given that these efforts will be successful. The capability of Actel to shrink the die size of its FPGAs is dependent on the availability of more advanced manufacturing processes. Due to the custom steps involved in manufacturing antifuse FPGAs, Actel typically obtains access to new manufacturing processes later than its competitors using standard manufacturing processes.

         Research and Development

         Research and development expenditures for 2000 were $36.6 million or 16% of net revenues, compared with $32.3 million, or 19% of net revenues, for 1999 and $31.2 million, or 20% of net revenues, for 1998. Research and development expenditures for 2000 increased by 13% compared with 1999, but decreased as a percentage of net revenues. The increase in expenditures for 2000 was due in part to increased headcount following Actel's acquisition of Prosys and GateField. Additionally, expenditures increased in both 2000 and 1999, as a result of Actel's effort to accelerate the introduction of new products. Despite the growth in terms of absolute spending in each of the last two years, research and development expenditures as a percentage of net revenues decreased each year due to net revenue growth of 32% in 2000, and 11% growth in 1999.

         Actel's research and development consists of circuit design, software development, and process technology activities. Actel believes that continued substantial investment in research and development is critical to maintaining a strong technological position in the industry. Since Actel's antifuse FPGAs are manufactured using a customized process, Actel's research and development expenditures will probably always be higher as a percentage of net revenues than that of its major competitors.

         Selling, General, and Administrative

         Selling, general, and administrative expenses for 2000 were $48.0 million, or 21% of net revenues, compared with $45.9 million, or 27% of net revenues for 1999 and $40.6 million, or 26% of net revenues, for 1998. Selling, general, and administrative expenses for 2000 increased by 4% compared with 1999, while Actel's net revenues increased by 32%. Selling expenses increased in 2000 due to the increase in net revenues. Selling, general, and administrative expenses for 1999 increased by 13% in absolute dollars compared with 1998, while Actel's net revenues increased by 11%. Selling, general, and administrative expenses increased in 1999 principally because of an accrual of estimated settlement costs of claims for alleged patent infringement, more fully described in Note 14 of Notes to Consolidated Financial Statements, an increased level of sales and marketing activities in support of new products, and expenses related to the termination of a distributor.

         Amortization of Goodwill and Other Acquisition-Related Intangibles

         Amortization of goodwill and other acquisition-related intangibles for 2000 was $8.1 million, compared with $2.2 million for 1999 and $1.2 million for 1998. The increase in 2000 resulted principally from $2.4 million in amortization charges through November 15, 2000 related to Actel's equity investment in GateField (acquired in 2000 and previous years), $2.5 million in charges related to Actel's acquisition of Prosys completed on June 2, 2000, and $1.2 million in amortization charges subsequent to November 15, 2000 related to Actel's purchase acquisition of GateField completed November 15, 2000. The increase in 1999 resulted principally from a $0.9 million charge related to the equity investment in GateField. Amortization charges are expected to increase in 2001 and subsequent years as goodwill and other acquisition-related intangibles related to the GateField and Prosys acquisitions are amortized over a full fiscal year.

         Restructuring Charges

         During the second quarter of fiscal 1999, Actel completed a restructuring plan that resulted in a reduction in force as well as the elimination of certain projects and non-critical activities. The total pretax restructuring charges for these activities amounted to $2.0 million. These measures were taken to reduce spending and sharpen Actel's focus on new product development. As of December 31, 1999, all restructuring reserves had been fully utilized. See Note 6 of Notes to Consolidated Financial Statements for further discussion of the restructuring charges.

         Acquired In-Process Research and Development Expenses

         GateField

         In November 2000, Actel completed its acquisition of GateField in a transaction accounted for as a purchase. The in-process research and development
(IPRD) expense associated with this purchase resulted in a one-time charge of $5.1 million during the fourth quarter of 2000.

         IPRD was identified and valued through extensive interviews and analysis of data provided by GateField concerning developmental products, their stage of development, the time, cost, and resources needed to complete them, and associated risks. The income approach, which bases the value of an asset on its future earnings capacity, was utilized in valuing the IPRD. This approach values an asset based on the future cash flows projected to be generated by the asset over its estimated useful life. To estimate the value of the IPRD, the future cash flows were discounted to their present value utilizing a discount rate (25%) that would provide sufficient return to a potential investor. At the date of acquisition, the in-process technology had no alternative future use and was not ready for commercial production.

         The fair value of the estimated discounted cash flows of the next generation of ProASIC based product was calculated to be $5.1 million on November 15, 2000. The fair value calculation was based on future cash flows anticipated in the years 2001 through 2005, with associated gross margin and expense levels as a percentage of revenues gradually improving to current Actel operating levels by 2003.

         GateField commenced development efforts on the next generation of ProASIC product beginning in 2000. The development efforts included adding features, such as increased input/output speed, an improved programming mechanism, and increasing the number of routing tracks and the number of available gates, and migrating the ProASIC technology from 0.25 micron to 0.22 micron. GateField had invested significant time and effort in developing this product family but, at the time of acquisition, it had not yet reached the silicon stage. At the time of the acquisition, GateField estimated the project was approximately 50% complete and would be complete in the first quarter of 2001. The percentage was based on GateField having expended 11.7 man-years prior to the acquisition and the need to expend an estimated 11.5 man-years following the acquisition to complete the product. Given that there is significant technological risk relating to the development of the next generation of ProASIC based product and that not even the first-generation ProASIC product had generated any revenue, this product family met the definition of in-process technology and was classified as such.

         Actel believes that the next-generation ProASIC products will be introduced during the second half of 2001. Since the project will not be completed in a timely manner, the value of the final products based on this technology will be diminished due to the rapid pace of technological advancements in the programmable logic market, which would increase the risk of obsolescence of the new products. In addition, there can be no assurance that Actel will be successful in the migration of the product to a 0.22 micron process.

         Prosys

         In June 2000, Actel announced and completed its acquisition of Prosys in a transaction accounted for as a purchase. The IPRD expense associated with this purchase resulted in a one-time charge of $5.6 million during the second quarter of 2000.

         IPRD was identified and valued through extensive interviews and analysis of data provided by Prosys concerning developmental products, their stage of development, the time, cost and resources needed to complete them, and associated risks. The income approach, as discussed above, was utilized in valuing the IPRD. At the date of acquisition, the in-process technology had no alternative future use and had not reached technological feasibility.

         As of the valuation date, Prosys had no developed products in the marketplace and was in the process of developing a 4x4 embedded block SRAM-based FPGA core and a 8x8 embedded block SRAM-based FPGA core. These intellectual property cores will be marketed and licensed as cores to allow other semiconductor companies to embed functional blocks of programmable logic into their silicon designs. Prosys indicated that the 4x4 embedded block was expected to be completed in late 2000, following the development of key software features. The 4x4 embedded block core was introduced in February 2001 as the VariCore TM Embedded Programmable Gate Array (EPGA) product. The 8x8 embedded block core, which was (and still is) expected to be introduced in 2001, will leverage technology from the 4x4 embedded block core. As of the valuation date, Prosys had incurred development costs of approximately $3.1 million related to the 4x4 embedded block core and estimated that an additional $1.3 million of research and development was required to complete the development of this product. Thus, the in-process 4x4 embedded block core was estimated to be approximately 70% complete, an amount that approximated the relative efforts and complexities completed. Since the 8x8 embedded block core will leverage technology from the 4x4 embedded block core in process, the 8x8 embedded block core was estimated to be 35% complete in its development. These products were in development at the time of acquisition and there was significant technological risk at that time related to completing development of these products. Accordingly, the 4x4 embedded block core and the 8x8 embedded block core were classified as in-process technology.

         The fair value of the estimated discounted cash flows of the Prosys in-process technology was calculated to be $5.6 million on June 2, 2000. The fair value calculation was based on future cash flows anticipated in the years 2000 through 2005, with associated gross margin and expense levels as a percentage of revenues gradually improving to current Actel operating levels by 2002.

         Actel does not believe that the delay in the completion of the 4x4 embedded block core will have a materially adverse financial impact. There can be no assurance that Actel will be successful in completing of the 8x8 embedded block core. If not completed in a timely manner, revenues from the licensing of such SRAM-based cores would be delayed

         Interest Income and Other, Net of Expense

         Interest and other income for 2000, 1999, and 1998 were $8.3 million, $3.6 million, and $2.4 million, respectively. The increase in interest and other income in both 2000 and 1999 was due primarily to increased cash, cash equivalents, and short-term investments available for investing by Actel during the year. The combined balance of cash and short-term investments at the end of 2000 was $140.8 million compared to $107.1 million at the end of 1999. However, the combined cash and short-term investments balances held during 2000 was significantly higher than the ending balance due to cash usage in the fourth quarter for the GateField purchase ($24.0 million) and stock repurchases ($21.0 million).

         Gain on Sale of Chartered Semiconductor Common Stock

         During the second quarter of 2000, Actel sold all 515,000 shares of Chartered Semiconductor Manufacturing Ltd. (Chartered Semiconductor) common stock that Actel owned for a one-time gain of $28.3 million.

         Equity in Net Loss of Equity Method Investee

         Prior to Actel's acquisition of GateField on November 15, 2000, Actel accounted for its investments in and agreements with GateField under the equity method of accounting. Actel began accounting for its equity interest in GateField under the equity method of accounting during the third quarter of 1999. Actel incurred a charge of $2.4 million in 2000 for its equity in the net loss of GateField, compared with $0.2 million in 1999. The increase in 2000 was due to increased losses by GateField and the inclusion of losses for almost a full year (January through November) compared with only six months in 1999. The charge was also higher due to an increase in Actel's ownership of GateField common stock from 4.1% in 1999 to 26.3% at the time of the acquisition.

         Tax Provision

         Excluding the effect of certain, non-recurring acquisition-related charges and investment gains, Actel's effective tax rates for 2000, 1999, and 1998 were 31.3%, 31.4%, and 32.5%, respectively. Significant components affecting this effective tax rate include federal research and development credits, income from tax exempt securities, the state composite rate, and recognition of certain deferred tax assets subject to valuation allowances as of December 31, 1999, December 31, 1998, and December 31, 1997, respectively. The effective tax rate including non-recurring acquisition-related charges and investment gains was 43.0% for 2000.

Financial Condition, Liquidity, and Capital Resources

         Actel's total assets were $312.4 million at the end of 2000, compared with $253.1 million at the end of 1999. The increase in total assets was attributable principally to increases in cash, cash equivalents, short-term investments, accounts receivable, and goodwill. The following table sets forth certain financial data from the consolidated balance sheets:

                                                             Percentage Change
                                                             From 1999 to 2000
                                                            -------------------
Cash, cash equivalents, and short-term investments..........         31.4%
Accounts receivable, net....................................         28.6
Inventories.................................................          0.7
Property and equipment, net.................................         (3.4)
Investment in Chartered Semiconductor.......................       (100.0)
Goodwill....................................................        632.9
Other assets (primarily non-goodwill purchased
  intangible assets)........................................         26.8
Total assets................................................         23.4
Total current liabilities...................................         19.2
Shareholders' equity........................................         28.8

         Cash, Cash Equivalents, and Short-Term Investments

         Actel's cash, cash equivalents, and short-term investments were $140.8 million at the end of 2000, compared with $107.1 million at the end of 1999. The amount of cash, cash equivalents, and short-term investments increased as a result of $50.2 million of cash provided by operations, which was offset by $12.3 million of cash used in investing activities and $5.0 million of cash used in financing activities. Cash provided by operations included net income of $41.4 million and amortization and depreciation of $15.5 million. The major investing activities included $39.0 million of proceeds from the sale of Actel's investment in Chartered stock which was offset by $30.9 million of cash used in the GateField and Prosys acquisitions, a $7.0 million loan made to GateField prior to acquisition, and $6.2 million of property and equipment purchases. Cash used in financing activities included $21.0 million of cash used in a stock repurchase program which was offset by $16.4 million of cash received from employee stock plan activities.

         Actel has a line of credit with a bank that provides for borrowings not to exceed $5.0 million. The agreement contains covenants that require Actel to maintain certain financial ratios and levels of net worth. At December 31, 2000, Actel was in compliance with the covenants for the line of credit. Borrowings against the line of credit bear interest at the bank's prime rate. There were no borrowings against the line of credit at December 31, 2000. The line of credit expires in May 2001.

         Actel believes that existing cash, cash equivalents, and short-term investments, together with cash generated from operations, will be sufficient to meet its cash requirements for 2001. A portion of available cash may be used for investment in or acquisition of complementary businesses, products, or technologies.

         Wafer manufacturers are increasingly demanding financial support from customers in the form of equity investments and advance purchase price deposits, which in some cases are substantial. Should Actel require additional capacity, it may be required to incur significant expenditures to secure such capacity.

         Actel believes that the availability of adequate financial resources is a substantial competitive factor. To take advantage of opportunities as they arise, or to withstand adverse business conditions should they occur, it may become prudent or necessary for Actel to raise additional capital. Actel monitors the availability and cost of potential capital resources, including equity, debt, and off-balance sheet financing arrangements, with a view toward raising additional capital on terms that are acceptable to Actel. No assurance can be given that additional capital will become available on acceptable terms.

         Accounts Receivable

         Actel's net accounts receivable were $29.3 million at the end of 2000, compared with $22.8 million at the end of 1999. This increase was due primarily to higher sales. Accounts receivable for 2000 increased by 29% compared with 1999, while Actel's net revenues increased by 32%. Days sales outstanding (DSOs) were 41 days at the end of 2000, compared with 43 days at the end of 1999.

         Inventories

         Actel's inventories were $25.5 million at the end of 2000, compared with $25.3 million at the end of 1999. Inventory declined from 132 days to a record low 105 days. The decline in days of inventory was due to the higher level of sales in 2000. Since Actel's FPGAs are manufactured using customized steps that are added to the standard manufacturing processes of its independent wafer suppliers, Actel's manufacturing cycle is longer and hence more difficult to adjust in response to changing demands or delivery schedules. Accordingly, Actel's inventory model (120 days) will probably always be higher than that of its major competitors using standard processes.

         Property and Equipment

         Actel's net property and equipment was $12.1 million at the end of 2000, compared with $12.6 million at the end of 1999. Actel invested $6.2 million in property and equipment in 2000, compared with $6.4 million in 1999. $0.8 million of value was assigned to property and equipment acquired in the purchase of GateField. Depreciation of property and equipment was $7.4 million in 2000, compared with $8.1 million for 1999. Capital expenditures during the past two years have been primarily for engineering, manufacturing, and office equipment.

         Investment in Chartered Semiconductor

         During the second quarter of 2000, Actel sold all 515,000 shares of Chartered Semiconductor common stock that Actel owned for a one-time gain of $28.3 million.

         Goodwill

         Actel's net goodwill increased to $47.5 million at the end of 2000, compared with $6.5 million at the end of 1999. The increase was due to Actel's acquisitions of GateField ($26.7 million in goodwill) and Prosys ($18.5 million in goodwill) during 2000, which were offset by current year amortization.

         Other Assets

         Actel's other assets increased to $23.5 million at the end of 2000, compared with $18.6 million at the end of 1999. This increase was attributable primarily to the establishment of a non-current deferred tax asset related to future tax benefits Actel will receive by deducting GateField net operating losses carried forward from prior years.

         Current Liabilities

         Actel's total current liabilities were $82.3 million at the end of 2000, compared with $69.1 million at the end of 1999. The increase was due principally to increases of $5.0 million in deferred revenue arising from Actel's additional inventories at distributors to support increased sell-through and $10.3 million in accrued salaries and employee benefits arising from additional headcount, primarily as a result of the Prosys and GateField acquisitions, as well as higher bonuses resulting from the improved operating performance of Actel in 2000.

         Shareholders' Equity

         Shareholders' equity was $230.1 million at the end of 2000, compared with $178.6 million at the end of 1999. The increase included $41.4 million of net income, proceeds of $16.4 million from the sale of common stock under employee stock plans, $17.4 million from the issuance of common stock for the acquisition of Prosys, $10.1 million from the tax benefit arising from employee stock plans, and $2.9 million for the assumption of GateField stock options in connection with its acquisition (including unearned compensation expense for those options). These increases were offset by a decline of $15.3 million in unrealized gain on investments, largely due to the sale of Chartered Semiconductor stock, and $21.0 million used to repurchase Actel common stock.

Employees

         At the end of 2000, Actel had 484 full-time employees, including 132 in marketing, sales, and customer support; 154 in research and development; 144 in operations; 18 in Protocol Design Services; and 36 in administration and finance. This compares with 449 full-time employees at the end of 1999, an increase of 8%. The acquisition of GateField and Prosys during the year contributed 26 employees to the increase. Net revenues per employee were approximately $468,000 for 2000, compared with approximately $382,000 for 1999, which represents an increase of 23%.

Impact of Recently Issued Accounting Standards

         In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN 44 clarifies the application of Accounting Principals Board Opinion No. 25 with respect to the definition of employee for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44, which became effective July 1, 2000, resulted in a $0.9 million charge to unearned compensation cost relating to employee stock options assumed during the purchase acquisition of GateField Corporation. See Note 5 of Notes to Consolidated Financial Statements for further discussion.

         In December 1999, the Securities and Exchange Commission (SEC) issued SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Actel has adopted SAB 101, which did not have a material effect on Actel's financial position, operating results, or cash flow.

         In June 1998, FASB issued Statement of Financial  Accounting  Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized on the balance sheet at fair market value. Under SFAS 133, changes in the derivatives' fair value must be recognized currently in earnings unless specific hedge accounting criteria are met and a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Actel will adopt SFAS 133 in the first quarter of 2001 and does not expect the adoption of SFAS 133 to have a significant impact on Actel's financial position, operating results, or cash flow.

Market Risk

         As of December 31, 2000, Actel's investment portfolio consisted primarily of corporate bonds, floating rate notes, and federal and municipal obligations. The principal objectives of Actel's investment activities are to preserve principal, meet liquidity needs, and maximize yields. To meet these objectives, Actel invests only in high credit quality debt securities with average maturities of less than two years. Actel also limits the percentage of total investments that may be invested in any one issuer. Corporate investments as a group are also limited to a maximum percentage of Actel's investment portfolio.

         Actel's investments are subject to interest rate risk. An increase in interest rates could subject Actel to a decline in the market value of its investments. These risks are mitigated by the ability of Actel to hold these investments to maturity. A hypothetical 100 basis point increase in interest rates would result in a reduction of approximately $1.6 million in the fair value of Actel's available-for-sale securities held at December 31, 2000.

         Actel purchases a portion of the wafers it uses in production from Japanese suppliers, which are denominated in Japanese yen. An adverse change in the foreign exchange rate would affect the price Actel pays for a portion of the wafers used in production over the long term. Actel attempts to mitigate its exposure to risks from foreign currency fluctuations by purchasing forward foreign exchange contracts to hedge firm purchase commitments denominated in foreign currencies. Forward exchange contracts are short term and do not hedge purchases that will be made for anticipated longer-term wafer needs. An adverse change of 10% in exchange rates would result in a reduction in income before taxes of approximately $1.1 million based on projected yen denominated wafer purchases for the next year.

         All of the potential changes noted above are based upon sensitivity analysis performed on Actel's financial position and expected operating levels at December 31, 2000. Actual results may differ materially.

Other Risks

         Actel's operating results are subject to general economic conditions and a variety of risks characteristic of the semiconductor industry (including booking and shipment uncertainties, wafer supply fluctuations, and price erosion) or specific to Actel, any of which could cause Actel's operating results to differ materially from past results. For a discussion of such risks, see "Risk Factors" in Part I of Actel's Annual Report on Form 10-K for 2000, which is incorporated herein by this reference.

         On March 29, 2000, Unisys Corporation (Unisys) brought suit in the United States District Court for the Northern District of California, San Jose Division (Court), against Actel seeking monetary damages and injunctive relief. The summons and complaint were served on Actel on April 10, 2000. The complaint alleges that Actel has infringed and is currently infringing four United States patents that belong to plaintiff: U.S. Patent No. 4,442,507 issued April 10, 1984; U.S. Patent No. 5,296,722 issued March 22, 1994; U.S. Patent No. 5,407,851 issued April 18, 1995; and U.S. Patent No. 5,496,763 issued March 5, 1996. On May 15, 2000, Unisys served its Initial Disclosure of Asserted Claims, identifying the SX and SX-A family of FPGAs as the specific Actel products being accused of infringement, and identifying the specific claims of each of the patents in suit alleged to be infringed by those products. On September 25, 2000, Actel filed its First Amended Answer to the Complaint, denying that it has infringed or is infringing any of the patents in suit, and alleging, among other things, that each of those patents is invalid for failure to meet the statutory requirements for patentability. With its amended answer, Actel also filed a counterclaim against Unisys seeking a judicial declaration that each of the Unisys patents in suit is invalid, unenforceable, and not infringed by Actel. On October 26, 2000, the Court entered its Order for Pretrial Preparation establishing various deadlines in the case, and setting the case for trial on March 25, 2002. The case is in its early stages and, as of March 30, 2001, no depositions or other substantial discovery has yet been conducted. Actel believes that it has meritorious defenses to the claims asserted by Unisys and intends to defend itself vigorously in this matter. After consideration of the information currently known, Actel does not believe that the ultimate outcome of this case will have a materially adverse effect on Actel's business, financial condition or results of operations, although no assurance can be given to that effect. While management believes that a reasonable resolution will occur, there can be no assurance that this case will be resolved, or that the resolution of this case will not have a materially adverse effect on future results of operations or cash flows, or require changes in the Company's products or processes. The foregoing is a forward-looking statement subject to all of the risks and uncertainties of a legal proceeding, including the discovery of new information and unpredictability as to the ultimate outcome.

Quarterly Information

         The following table presents certain unaudited quarterly results for each of the eight quarters in the period ended December 31, 2000. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and all necessary adjustments (consisting only of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of Actel and notes thereto. However, these quarterly operating results are not indicative of the results for any future period.

                                                                               Three Months Ended
                                                 =============================================================================
                                                 Dec. 31,  Oct. 1,   Jul. 2,   Apr. 2,   Jan. 2,   Oct. 3,   Jul. 4,   Apr. 4,
                                                   2000      2000      2000      2000      2000      1999      1999      1999
                                                 =======   =======   =======   =======   =======   =======   =======   =======
                                                                    (in thousands, except per share amounts)
Statements of Income Data:
Net revenues .................................   $60,129   $60,080   $55,544   $50,666   $46,042   $43,162   $41,619   $40,838
Gross profit .................................    38,060    37,626    34,595    31,458    28,546    26,503    25,381    24,844
Income from operations .......................     7,497    13,648     6,778    10,555     7,175     7,492     2,111     5,466
Net income ...................................   $ 3,455   $ 9,779   $20,112   $ 8,099   $ 5,823   $ 5,668   $ 1,926   $ 4,221
Net income per share:
   Basic .....................................   $  0.14   $  0.41   $  0.86   $  0.36   $  0.26   $  0.26   $  0.09   $  0.20
                                                 =======   =======   =======   =======   =======   =======   =======   =======
   Diluted ...................................   $  0.13   $  0.36   $  0.77   $  0.32   $  0.24   $  0.25   $  0.09   $  0.19
                                                 =======   =======   =======   =======   =======   =======   =======   =======
Shares used in computing net income per share:
   Basic .....................................    23,890    23,869    23,263    22,767    22,048    21,748    21,511    21,347
                                                 =======   =======   =======   =======   =======   =======   =======   =======
   Diluted ...................................    26,107    26,999    26,186    25,467    24,015    23,003    22,454    22,673
                                                 =======   =======   =======   =======   =======   =======   =======   =======

                                                                               Three Months Ended
                                                 =============================================================================
                                                 Dec. 31,  Oct. 1,   Jul. 2,   Apr. 2,   Jan. 2,   Oct. 3,   Jul. 4,   Apr. 4,
                                                   2000      2000      2000      2000      2000      1999      1999      1999
                                                 =======   =======   =======   =======   =======   =======   =======   =======
As a Percentage of Net Revenues:
Net revenues .................................    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Gross profit .................................     63.3      62.6      62.3      62.1      62.0      61.4      61.0      60.8
Income from operations .......................     12.5      22.7      12.2      20.8      15.6      17.4       5.1      13.4
Net income ...................................      5.7      16.3      36.2      16.0      12.6      13.1       4.6      10.3


                                ACTEL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                            December 31,
                                                    --------------------------
                                                          2000          1999
                                                    ------------  ------------
                                     ASSETS
Current assets:
   Cash and cash equivalents.....................   $      9,266  $      4,939
   Short-term investments........................        131,544       102,201
   Accounts receivable, net......................         29,256        22,753
   Inventories, net..............................         25,503        25,324
   Deferred income taxes.........................         26,118        20,622
   Prepaid expenses and other current assets.....          7,598         2,045
                                                    ------------  ------------
         Total current assets....................        229,285       177,884
Property and equipment, net......................         12,137        12,564
Investment in Chartered Semiconductor............             --        37,619
Goodwill, net....................................         47,470         6,477
Other assets, net................................         23,542        18,567
                                                    ------------  ------------
                                                    $    312,434  $    253,111
                                                    ============  ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable..............................   $     14,921  $     15,374
   Accrued salaries and employee benefits........         17,200         6,884
   Other accrued liabilities.....................          5,354         2,887
   Income taxes payable..........................             --         4,025
   Deferred income...............................         44,858        39,896
                                                    ------------  ------------
         Total current liabilities...............         82,333        69,066
   Deferred tax liability........................             --         5,415
                                                    ------------  ------------
Total liabilities................................         82,333        74,481
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.001 par value; 5,000,000
     shares authorized; 1,000,000 issued and
     converted to common stock, and none
     outstanding.................................             --            --
   Common stock, $.001 par value; 55,000,000
     shares authorized; 23,331,162 and 22,422,418
     shares issued and outstanding at
     December 31, 2000 and 1999, respectively ...             23            22
   Additional paid-in capital....................        150,709       110,146
   Retained earnings ............................         79,908        52,401
   Note receivable from officer .................           (368)           --
   Unearned compensation cost ...................           (922)           --
   Accumulated other comprehensive income .......            751        16,061
                                                    ------------  ------------
         Total shareholders' equity..............        230,101       178,630
                                                    ------------  ------------
                                                    $    312,434  $    253,111
                                                    ============  ============

--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                ACTEL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2000          1999          1998
                                                                             ------------  ------------  ------------
Net revenues............................................................     $    226,419  $    171,661  $    154,427
Costs and expenses:
   Cost of revenues.....................................................           84,680        66,387        61,642
   Research and development.............................................           36,599        32,338        31,220
   Selling, general, and administrative.................................           47,960        45,903        40,558
   Amortization of goodwill and other acquisition-related intangibles ..            8,056         2,226         1,185
   Restructuring charge.................................................               --         1,963            --
   Purchased in-process research and development........................           10,646           600            --
                                                                             ------------  ------------  ------------
         Total costs and expenses.......................................          187,941       149,417       134,605
                                                                             ------------  ------------  ------------
Income from operations..................................................           38,478        22,244        19,822
Interest income and other, net of expense...............................            8,310         3,642         2,380
Gain on the sale of Chartered Semiconductor stock.......................           28,329            --            --
                                                                             ------------  ------------  ------------
Income before tax provision and equity in net (loss) of equity method
   investee.............................................................           75,117        25,886        22,202
Equity in net (loss) of equity method investee..........................           (2,445)         (193)           --
Tax provision...........................................................           31,227         8,055         7,215
                                                                             ------------  ------------  ------------
Net income..............................................................     $     41,445  $     17,638  $     14,987
                                                                             ============  ============  ============
Net income per share:
   Basic................................................................     $       1.77  $       0.81  $       0.71
                                                                             ============  ============  ============
   Diluted..............................................................     $       1.58  $       0.76  $       0.68
                                                                             ============  ============  ============
Shares used in computing net income per share:
   Basic................................................................           23,447        21,664        21,251
                                                                             ============  ============  ============
   Diluted..............................................................           26,233        23,058        21,921
                                                                             ============  ============  ============

--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                               ACTEL CORPORATION
                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
                                    (in thousands, except share amounts)
                                                                                                               Accumu-
                                                                                    Notes                       lated
                                                                                  Receivable                    Other       Total
                                                        Additional                   From       Unearned       Compre-      Share-
                                             Common      Paid-In      Retained      Share-      Compensa-      hensive     holders'
                                             Stock       Capital      Earnings     -holders     tion cost       Income      Equity
                                            --------    ---------    ---------    ---------     ---------     ---------   ---------
Balance at December 31, 1997 .............  $     21    $  85,965    $  22,973    $      --     $      --     $      51   $ 109,010
                                            ========    =========    =========    =========     =========     =========   =========

Net income ...............................        --           --       14,987           --            --            --      14,987
  Other comprehensive income:
  Change in unrealized gain on investments        --           --           --           --            --           127         127
                                                                                                                          ---------
Comprehensive income .....................                                                                                   15,114
Issuance of 785,036 shares of common stock
   under employee stock plans ............         1        7,599           --           --            --            --       7,600
Issuance of 25,000 shares of common stock
   for patent acquisition ...............         --          366           --           --            --            --         366
Tax benefit from exercise of stock options        --        1,097           --           --            --            --       1,097
Repurchase of common stock ...............        (1)      (2,935)      (3,197)          --            --            --      (6,133)
                                            --------    ---------    ---------    ---------     ---------     ---------   ---------
Balance at December 31, 1998 .............  $     21    $  92,092    $  34,763    $      --      $     --     $     178   $ 127,054
                                            ========    =========    =========    =========     =========     =========   =========

Net income ...............................        --           --       17,638           --            --            --      17,638
Other comprehensive income:
Change in unrealized gain on investments .        --           --           --           --            --        15,883      15,883
                                                                                                                          ---------
Comprehensive income .....................                                                                                   33,521
Issuance of  954,569 shares of common
   stock under employee stock plans ......         1        9,003           --           --            --            --       9,004
Issuance of 285,943 shares of common stock
   for purchase of AutoGate Logic ........        --        6,858           --           --            --            --       6,858
Tax benefit from exercise of stock options        --        2,193           --           --            --            --       2,193
                                            --------    ---------    ---------    ---------     ---------     ---------   ---------
Balance at December 31, 1999 .............  $     22    $ 110,146    $  52,401    $      --     $      --     $  16,061   $ 178,630
                                            ========    =========    =========    =========     =========     =========   =========

--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                             ACTEL CORPORATION
                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME (Continued)
                                 (in thousands, except share amounts)
                                                                                                               Accumu-
                                                                                    Notes                       lated
                                                                                  Receivable                    Other       Total
                                                        Additional                   From       Unearned       Compre-      Share-
                                             Common      Paid-In      Retained      Share-      Compensa-      hensive     holders'
                                             Stock       Capital      Earnings     -holders     tion cost       Income      Equity
                                            --------    ---------    ---------    ---------     ---------     ---------   ---------
Balance at December 31, 1999..............  $     22    $ 110,146    $  52,401    $      --     $      --     $  16,061   $ 178,630
                                            ========    =========    =========    =========     =========     =========   =========

Net income................................        --           --       41,445           --            --            --      41,445
  Other comprehensive income:
  Change in unrealized gain on investments        --           --           --           --            --       (15,310)    (15,310)
                                                                                                                          ---------
Comprehensive income......................                                                                                   26,135
Issuance of  1,574,334 shares of common
   stock under employee stock plans.......         2       16,363           --         (368)           --            --      15,997
Repurchase of common stock................        (1)      (7,077)     (13,938)          --            --            --     (21,016)
Issuance of 220,518 shares of common stock
   for purchase of Prosys.................        --        7,525           --           --            --            --       7,525
Assumption of stock options in connection
   with acquisitions of GateField and
   Prosys including unearned compensation
   expense for those options..............        --       13,665           --           --          (922)           --      12,743
Tax benefit from exercise of stock options        --       10,087           --           --            --            --      10,087
                                            --------    ---------    ---------    ---------     ---------     ---------   ---------
Balance at December 31, 2000..............  $     23    $ 150,709    $  79,908    $    (368)    $    (922)    $     751   $ 230,101
                                            ========    =========    =========    =========     =========     =========   =========

--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                ACTEL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                     Years Ended December 31,
                                                                             --------------------------------------
                                                                                2000          1999          1998
                                                                             ----------    ----------    ----------
Operating activities:
    Net income..........................................................     $   41,445    $   17,638    $   14,987
    Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization....................................         15,463        10,294         9,320
       Non-cash portion of restructuring and other charges..............             --         2,695            --
       Gain on sale of Chartered Semiconductor stock....................        (28,329)           --            --
       Purchased in-process research and development....................         10,646           600            --
       Equity in net loss of equity method investee.....................          2,445           193            --
       Loss on disposal of fixed assets.................................             --           136            --
       Changes in operating assets and liabilities:
          Accounts receivable...........................................         (6,609)       (1,933)        4,315
          Inventories...................................................           (179)          345        (5,197)
          Deferred income taxes.........................................           (384)       (3,775)        2,613
          Prepaid expenses and other current assets.....................         (5,466)          429        (1,619)
          Accounts payable, accrued salaries and employee benefits,
              income taxes payable and other accrued liabilities........          6,573         9,769         1,724
          Tax benefits from exercise of stock options...................         10,087         2,193         1,097
          Deferred income...............................................          4,464         7,925         1,043
                                                                             ----------    ----------    ----------
    Net cash provided by operating activities...........................         50,156        46,509        28,283
Investing activities:
    Purchases of property and equipment.................................         (6,173)       (6,407)       (7,646)
    Purchases of available-for-sale securities..........................       (396,325)     (178,616)     (134,630)
    Sales and maturities of available for sale securities...............        367,835       132,342       129,580
    Cash paid in business acquisitions..................................        (30,853)          281       (10,000)
    Issuance of notes receivable from GateField prior to acquisition ...         (7,000)       (8,000)           --
    Cash received from sale of Chartered Semiconductor stock............         39,009            --            --
    Other assets........................................................         (7,303)       (1,928)          227
                                                                             ----------    ----------    ----------
    Net cash used in investing activities...............................        (40,810)      (62,328)      (22,469)
Financing activities:
    Sale of common stock................................................         15,997         6,811         6,503
    Repurchase of common stock..........................................        (21,016)           --        (6,133)
                                                                             ----------    ----------    ----------
    Net cash provided by financing activities...........................         (5,019)        6,811           370
Net increase (decrease) in cash and cash equivalents....................          4,327        (9,008)        6,184
Cash and cash equivalents, beginning of year............................          4,939        13,947         7,763
                                                                             ----------    ----------    ----------
Cash and cash equivalents, end of year..................................     $    9,266    $    4,939    $   13,947
                                                                             ==========    ==========    ==========

--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                ACTEL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                 (in thousands)

                                                                                     Years Ended December 31,
                                                                             --------------------------------------
                                                                                 2000          1999          1998
                                                                             ----------    ----------    ----------
Supplemental disclosures of cash flow information and non-cash investing and financing activities:
    Cash paid during the year for taxes.................................     $   32,989    $   10,195    $    2,207
    Issuance of common stock for patent acquisition.....................             --            --           366
    Issuance of common stock for acquisitions...........................         17,389         6,858            --
    Receipt of note receivable from officer.............................            368            --            --





--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                ACTEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Organization and Summary of Significant Accounting Policies

         Actel Corporation (Actel) was incorporated under the laws of California on October 16, 1985. Actel designs, develops, and markets field programmable gate arrays (FPGAs) and associated development system software and programming hardware. Actel also provides design services, including FPGA, application specific integrated circuit (ASIC), and system design, software development and implementation, and development of prototypes, first articles, and production units. Net revenues from the sale of FPGAs accounted for 96% of Actel's net revenues for 2000, compared with 96% for 1999 and 97% for 1998. Protocol Design Services, which Actel acquired from GateField Corporation ("GateField") in the third quarter of 1998, accounted for 2% of Actel's net revenues for 2000 and 1999 and 1% for 1998. Royalties and sales of FPGA programming software and hardware made up the remaining 2% of revenues for 2000, 1999, and 1998.

         FPGAs are logic integrated circuits that adapt the processing and memory capabilities of electronic systems to specific applications. FPGAs are used by designers of communication, computer, industrial control, military/aerospace, and other electronic systems to differentiate their products and get them to market faster. See Note 13 for information on Actel's sales by geographic area.

         Advertising and Promotion Costs

         Actel's policy is to expense advertising and promotion costs as they are incurred. Actel's advertising and promotion expenses were approximately $3.9 million, $3.3 million, and $3.5 million for 2000, 1999, and 1998 respectively.

         Basis of Presentation

         The consolidated financial statements include the accounts of Actel and its wholly owned subsidiaries. Actel uses the U.S. dollar as functional currency in its foreign operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Actel's fiscal year ends on the first Sunday after December 30th. Fiscal 2000, 1999, and 1998 ended on December 31, 2000, January 2, 2000, and January 3, 1999, respectively. Fiscal 1998 was a fifty-three week fiscal year, rather than a normal fifty-two week fiscal year. For ease of presentation,
December 31 has been indicated as the fiscal year end for all years. Certain prior year balances have been reclassified to conform to current year presentation.

         Cash Equivalents and Short-Term Investments

         For financial statement purposes, Actel considers all highly liquid debt instruments with insignificant interest rate risk and with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of cash deposits in money market funds that are available for withdrawal without restriction. Short-term investments consist principally of federal, state, and local municipal obligations.

                                ACTEL CORPORATION

         Actel accounts for its investments in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 2000, all debt securities are designated as available-for-sale. Actel also makes equity investments for the promotion of business and strategic objectives. The marketable portion of these strategic investments is included in short-term investments and designated as available-for-sale. Non-marketable equity investments are included in other assets and are valued at the lower of cost or market.

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

         Concentration of Credit Risk

         Financial instruments that potentially subject Actel to concentrations of credit risk consist principally of cash investments and trade receivables. Actel limits its exposure to credit risk by only investing in securities of A, A1, or P1 grade. Actel is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheet.

         Actel sells its products to customers in diversified industries. Actel is exposed to credit risks in the event of non-payment by customers to the extent of amounts recorded on the balance sheet. Actel limits its exposure to credit risk by performing ongoing credit evaluations of its customers' financial condition but generally requires no collateral. Actel is exposed to credit risks in the event of insolvency by its customers and limits its exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary. Three of Actel's distributors accounted for approximately 45% of Actel's net revenues for 2000. The same three distributors accounted in the aggregate for approximately 41% of Actel's net revenues for 1999 and 37% for 1998. One of Actel's direct customers accounted for 11% of Actel's net revenues for 2000, compared with 9% and 3% of net revenues for 1999 and 1998, respectively. The loss of any one of these customers could have a materially adverse effect on Actel's results of operations and financial position. See Note 13 for further information regarding these customers.

         Fair Value of Financial Instruments

         The following methods and assumptions were used by Actel in estimating its fair value disclosures for financial instruments:

                  Accounts Payable. The carrying amount reported in the balance sheets for accounts payable approximates fair value.

                  Cash and Cash Equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value.

                  Investment Securities. The fair values for marketable debt and equity securities are based on quoted market prices. Strategic equity investments in non-public companies with no readily available market value are carried on the balance sheet at cost as adjusted for potential impairment

                  Foreign Currency Exchange Contracts. The fair value of Actel's foreign currency exchange forward contracts are estimated based on quoted market prices of comparable contracts.

         Goodwill and other Acquisition-Related Intangibles

         Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. Goodwill and other acquisition-related intangibles are amortized on a straight-line basis over their useful lives. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recognizes impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair value is estimated based on discounted future cash flows. Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of assets are impaired. No impairment has been indicated to date.

         Impact of Recently Issued Accounting Standards

         In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN 44 clarifies the application of Accounting Principals Board (APB) Opinion No. 25 with respect to the definition of employee for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44, which became effective July 1, 2000, resulted in a $0.9 million charge to unearned compensation cost relating to employee stock options assumed during the purchase acquisition of GateField Corporation. See Note 5 of Notes to Consolidated Financial Statements for further discussion.

         In December 1999, the Securities and Exchange Commission (SEC) issued SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 by Actel did not have a material effect on Actel's financial position, operating results, or cash flow.

         In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized on the balance sheet at fair market value. Under SFAS 133, changes in the derivatives' fair value must be recognized currently in earnings unless specific hedge accounting criteria are met, and a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Actel will adopt SFAS 133 in the first quarter of 2001 and does not expect the adoption of SFAS 133 to have a material impact on Actel's financial position, operating results, or cash flow.

         Income Taxes

         Actel accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Inventories

         Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Given the volatility of the market for Actel's products, Actel makes inventory provisions for potentially excess and obsolete inventory based on backlog and forecast demand. However, such backlog demand is subject to revisions, cancellations, and rescheduling. Actual demand inevitably differs from such backlog and forecast demand, and such differences may be material to the financial statements.

         Off-Balance-Sheet Risk

         Actel enters into foreign exchange contracts to hedge firm purchase commitments denominated in foreign currencies. Actel does not use forward foreign exchange contracts for speculative or trading purposes. Actel's accounting policies for these instruments are based on Actel's designation of such instruments as hedging transactions. The criteria Actel uses for designating an instrument as a hedge includes its effectiveness in exposure reduction and one-to-one matching of the derivative financial instrument with the underlying transaction being hedged. Gains and losses on these contracts are recognized upon usage of the contracts and are included in cost of sales along with the offsetting gain or loss on the underlying transactions being hedged. If the criteria for designation of these instruments as hedging transactions are not met, then the instruments would be marked to market, with gains and losses recognized in that period. During fiscal 2000, 1999, and 1998, all foreign exchange contracts entered into by Actel met the criteria for designation as hedges and were not marked to market during the period. There were no net gains or losses as a result of hedging activity during 2000, 1999, or 1998. At December 31, 2000 and 1999, Actel had no forward foreign exchange contracts outstanding.

         Property and Equipment

         Property and equipment are carried at cost less accumulated depreciation and amortization (see Note 2). Depreciation and amortization have been provided on a straight-line basis over the following estimated useful lives:

Equipment......................    2 to 5 years
Furniture and fixtures.........    3 to 5 years
Leasehold improvements.........    Estimated useful life or lease term,
                                   whichever is shorter

         Revenue Recognition

         In accordance with SAB No. 101, revenue is recognized when there is evidence of an arrangement, delivery has occurred or services have been completed, the price is fixed or determinable, and collectability is assured. Revenue from product shipped to end customers is recorded when risk of loss and title passes to the customer. Revenue related to products shipped subject to customers' evaluation is recognized upon final acceptance. Shipments to distributors are made under agreements allowing certain rights of return and price protection on unsold merchandise. For that reason, Actel defers recognition of revenues and related cost of revenues on sales of products to distributors until such products are sold by the distributor and title transfers to the end user. Royalty income is recognized upon the sale by others of products subject to royalties. Protocol Design Services revenues are recognized as the services are performed.

         Research and Development

         Research and development expenditures are charged to expense as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Through December 31, 2000, software development has been completed concurrently with the establishment of technological feasibility and, as a result, Actel has charged all costs to research and development expense in the periods incurred.

         Stock-Based Compensation

         Actel accounts for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its fixed-cost stock option plans or its stock purchase plan. In Note 10, Actel provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock Based Compensation."

         Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2        Balance Sheet Detail

                                                            December 31,
                                                     --------------------------
                                                         2000          1999
                                                     ------------  ------------
                                                           (in thousands)
 Accounts receivable:
    Trade accounts receivable....................    $     28,773  $     23,648
    Interest receivable..........................           2,411         1,042
    Allowance for doubtful accounts..............          (1,928)       (1,937)
                                                     ------------  ------------
                                                     $     29,256  $     22,753
                                                     ============  ============
 Inventories:
    Purchased parts and raw materials............    $      5,334  $      3,363
    Work-in-process..............................          11,443         8,366
    Finished goods...............................           8,726        13,595
                                                     ------------  ------------
                                                     $     25,503  $     25,324
                                                     ============  ============
 Property and equipment:
    Equipment....................................    $     50,190  $     43,971
    Furniture and fixtures.......................           2,371         2,298
    Leasehold improvements.......................           5,593         5,050
                                                     ------------  ------------
                                                           58,154        51,319
    Accumulated depreciation and amortization....         (46,017)      (38,755)
                                                     ------------  ------------
                                                     $     12,137  $     12,564
                                                     ============  ============

         Depreciation expense was approximately $7.4 million, $8.1 million, and $8.1 million for 2000, 1999, and 1998, respectively, and is included with amortization expense in the Consolidated Statement of Cash Flows.


                                                             December 31,
                                                     --------------------------
                                                          2000          1999
                                                     ------------  ------------
                                                            (in thousands)
Goodwill:
    Goodwill.......................................  $     52,211  $     10,946
    Less accumulated amortization..................        (4,741)       (4,469)
                                                     ------------  ------------
                                                           47,470         6,477
                                                     ============  ============
Other Assets:
    GateField product marketing agreement..........  $         --         6,000
    GateField preferred and common stock...........            --         2,612
    GateField note receivable......................            --         8,000
    AutoGate Logic identifiable intangible assets..         2,300         2,300
    Prosys identifiable intangible assets..........           273            --
    GateField identifiable intangible assets.......         9,505            --
    Acquired patents...............................         1,692            --
    Strategic equity investments...................         2,198            --
    Non-current deferred tax asset (net of
    related deferred tax liability of $5,420)......         8,441            --
    Other..........................................           669           710
    Accumulated amortization expenses..............        (1,536)       (1,055)
                                                     ------------  ------------
                                                     $     23,542  $     18,567
                                                     ============  ============

         Amortization expense for goodwill and other acquisition related intangibles was approximately $8.1 million, $2.2 million, and $1.2 million for 2000, 1999, and 1998, respectively. Beginning in the third quarter of 1999 and through November 15, 2000, Actel held certain investments in GateField that were accounted for under the equity method of accounting. Amortization expenses related to equity accounting for those investments in GateField from January 1, 2000 through November 15, 2000 was $2.4 million. On November 15, 2000, Actel acquired GateField and accounted for the transaction as a purchase. As a result, these previous investments in GateField were eliminated from Other Assets and included in the purchase price. Amortization expense from goodwill acquired in connection with the GateField, Prosys, and AutoGate Logic acquisitions was $4.2 million in 2000. The goodwill associated with the acquisition of assets from Texas Instruments Incorporated (TI) in 1995 was fully amortized as of December 31, 1999, and the related balances for cost and accumulated amortization ($4.0 million) was eliminated during 2000. Amortization expense from other acquisition-related intangible assets was $1.5 million in 2000. See Note 5 for further discussion of intangible assets acquired in connection with the GateField, Prosys, and AutoGate Logic acquisitions.


3.       Available-for-Sale Securities

         The following is a summary of available-for-sale securities at December 31, 2000 and 1999:

                                                                                 Gross          Gross
                                                                              Unrealized      Unrealized      Estimated
                                                                   Cost          Gains          Losses       Fair Values
                                                               ------------  ------------   ------------    ------------
                                                                                     (in thousands)
December 31, 2000
   Corporate bonds........................................     $     54,139  $        600   $         --    $     54,739
   U.S. government securities.............................           18,160           210             --          18,370
   Floating rate notes....................................           10,600            --             --          10,600
   Municipal obligations..................................           44,156           215             (4)         44,367
   Weekly floater.........................................            3,000            --             --           3,000
                                                               ------------  ------------   ------------    ------------
   Total available-for-sale securities....................          130,055         1,025             (4)        131,076
  Less amounts classified as cash equivalents.............               --            --             --              --
                                                               ------------  ------------   ------------    ------------
Total short-term available-for-sale debt securities.......          130,055         1,025             (4)        131,076

  Short-term marketable strategic equity investments......              385            83             --             468
                                                               ------------  ------------   ------------    ------------
Total available-for-sale securities.......................     $    130,440  $      1,108   $         (4)   $    131,544
                                                               ============  ============   ============    ============

         Actel also makes private equity investments for the promotion of business and strategic objectives. Non-marketable private equity investments are included in other assets and are valued at cost.

                                                                                 Gross          Gross
                                                                              Unrealized      Unrealized      Estimated
                                                                   Cost          Gains          Losses       Fair Values
                                                               ------------  ------------   ------------    ------------
                                                                                     (in thousands)
December 31, 1999
   Auction Market Preferred...............................     $      1,900  $         --   $         --   $       1,900
   Corporate bonds........................................           13,619             4            (45)         13,578
   Commercial paper.......................................            1,265            --             --           1,265
   U.S. government securities.............................            6,970            --            (61)          6,909
   Floating rate notes....................................           17,146             4             --          17,150
   Municipal obligations..................................           58,584             9           (194)         58,399
   Weekly floater.........................................            3,000            --             --           3,000
                                                               ------------  ------------   ------------    ------------
   Total available-for-sale securities....................          102,484            17           (300)        102,201
  Less amounts classified as cash equivalents.............               --            --             --              --
                                                               ------------  ------------   ------------    ------------
Total short-term available-for-sale debt securities.......          102,484            17           (300)        102,201

  Long-term marketable strategic investment in Chartered
     Semiconductor........................................           10,680        26,939             --          37,619
                                                               ------------  ------------   ------------    ------------
Total available-for-sale securities.......................     $    113,164  $     26,956   $       (300)  $     139,820
                                                               ============  ============   ============   =============

         The adjustments to net unrealized gains and (losses) on investments included as a separate component of shareholders' equity totaled approximately ($15.3 million), $15.9 million, and $0.1 million for the years ended December 31, 2000, 1999, and 1998, respectively. The $15.3 million reduction to shareholders' equity during 2000 was due to the liquidation of Actel's investment in Chartered Semiconductor. Actel realized a gain of $28.3 million from the sale of this investment during the year ended December 31, 2000. Realized gains and losses during 1999 and 1998 were not material.

         See Note 1 for discussion of Actel's policy on accounting for investments and the manner in which fair values were determined. See Note 11 for discussion of Other Comprehensive Income.

         The expected maturities of Actel's investments at December 31, 2000, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

 Available-for-sale debt securities (in thousands):
    Due in less than one year................................    $     28,276
    Due in one to five years.................................          79,493
    Due after five years.....................................          23,307
                                                                 ------------
                                                                 $    131,076
                                                                 ============

         A portion of Actel's securities represent investments in floating rate municipal bonds with contractual maturities greater than ten years. However, the interest rates on these debt securities generally reset every ninety days, at which time Actel has the option to sell the security or roll over the investment at the new interest rate. Since it is not Actel's intention to hold these securities until their contractual maturities, these amounts have been classified as short-term investments.

4.       Investment in Chartered Semiconductor

         At December 31, 1999, Actel held an equity investment in Chartered Semiconductor Manufacturing Ltd. (Chartered Semiconductor), a semiconductor company located in Singapore that completed an initial public offering in the fourth quarter of 1999. Actel's investment in Chartered Semiconductor was less than 1% of the total equity of Chartered Semiconductor and held as an available-for-sale investment. The Chartered Semiconductor investment was valued at its market value of $37.6 million at the end of 1999. During the second quarter of 2000, Actel sold all of its shares of Chartered Semiconductor common stock for a one-time gain of $28.3 million.

5.       Business Acquisitions

         GateField

         During 1998, Actel entered into a product marketing rights agreement with GateField Corporation (GateField) and made investments in GateField common stock and GateField convertible preferred stock, which were valued at cost. During 1999, Actel made additional investments in GateField, which resulted in Actel accounting for its investments in GateField under the equity method commencing July 1, 1999. From July 1, 1999 through December 31, 1999, the impact of this was a $1.1 million charge to Actel's pre-tax income ($0.9 million included in amortization of goodwill and $0.2 million included in equity in net losses of equity method investee).

         On May 31, 2000, GateField and Actel announced the signing of a definitive agreement to merge. On November 15, 2000, the acquisition was completed and Actel paid cash consideration of $5.25 for each share of GateField common stock not already owned by Actel. From January 1, 2000, to November 15, 2000, the Company recorded charges of $4.8 million to pre-tax income under the equity method of accounting ($2.4 million included in amortization of goodwill and $2.4 million included in equity in net losses of equity method investee). GateField's results of operations are included in Actel's income statement for the period from November 15, 2000 to December 31, 2000.

         The GateField acquisition was accounted for using the purchase method of accounting and the total purchase price was approximately $45.7 million. Actel paid total cash consideration of $24.0 million, or $5.25 per share, for the 4.6 million shares of GateField Common Stock not already owned by Actel. The net book value of Actel investments in GateField at November 15, 2000, are also included in the purchase price. These investments included 1.6 million shares of GateField Common stock that Actel already owned, which had a book value of $5.4 million; outstanding notes receivable from GateField, which had a book value of $6.5 million; and the capitalized value of Actel's product marketing agreement with GateField, which had a book value of $6.0 million. Actel also incurred $0.1 million of acquisition expenses, including financial advisory and direct transaction costs, which are included as a component of the purchase price.

         In accordance with FIN 44, all vested and unvested GateField employee stock options assumed by Actel are included in the purchase price for accounting purposes based on their fair value of $3.8 million as of the announcement date. The portion of the intrinsic value of the unvested options that will be deemed to be earned over the remaining vesting period (total value of $0.9 million) is allocated as part of the purchase price to unearned compensation and will be amortized to operating expenses over the remaining vesting period. The fair value of the options assumed was calculated based on the Black-Scholes option pricing model.

         In accordance with the provisions of APB Opinion No. 16, "Business Combinations," all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values as of November 15, 2000. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

Net tangible assets (liabilities) of GateField................    $    (1,083)
In-process research and development...........................          5,088
Acquired work-force...........................................            476
Developed technology..........................................          5,808
Core Technology...............................................          2,896
Tradename.....................................................            326
Patents.......................................................            976
Goodwill......................................................         26,680
Unearned compensation costs...................................            922
Net deferred tax asset........................................          3,647
                                                                  -----------
                                                                  $    45,736
                                                                  ===========

         The purchase price allocation is preliminary and subject to change pending finalization of tax planning strategies intended to utilize net operating losses acquired in the GateField acquisition. Upon completion of this study, there could be material subsequent adjustments to goodwill and other non-current intangible assets from the GateField acquisition, when these acquired net operating losses become realizable.

         IPRD was identified and valued through extensive interviews and analysis of data provided by GateField concerning developmental products, their stage of development, the time, cost, and resources needed to complete them, and associated risks. The income approach, which bases the value of an asset on its future earnings capacity, was utilized in valuing the IPRD. This approach values an asset based on the future cash flows projected to be generated by the asset over its estimated useful life. To estimate the value of the IPRD, the future cash flows were discounted to their present value utilizing a discount rate (25%) that would provide sufficient return to a potential investor. At the date of acquisition, the in-process technology had no alternative future use and was not ready for commercial production.

         The fair value of the estimated discounted cash flows of the next generation of ProASIC based product was calculated to be $5.1 million on November 15, 2000. The fair value calculation was based on future cash flows anticipated in the years 2001 through 2005, with associated gross margin and expense levels as a percentage of revenues gradually improving to current Actel operating levels by 2003.

         GateField commenced development efforts on the next generation of ProASIC product beginning in 2000. The development efforts included adding features, such as increased input/output speed, an improved programming mechanism, and increasing the number of routing tracks and the number of available gates, and migrating the ProASIC technology from 0.25 micron to 0.22 micron. GateField had invested significant time and effort in developing this product family but, at the time of acquisition, it had not yet reached the silicon stage. At the time of the acquisition, GateField estimated the project was approximately 50% complete and would be complete in the first quarter of 2001. The percentage was based on GateField having expended 11.7 man-years prior to the acquisition and the need to expend an estimated 11.5 man-years following the acquisition to complete the product. Given that there is significant technological risk relating to the development of the next generation of ProASIC based product and that not even the first-generation ProASIC product had generated any revenue, this product family met the definition of in-process technology and was classified as such.

         Actel believes that the next-generation ProASIC products will be introduced during the second half of 2001. Since the project will not be completed in a timely manner, the value of the final products based on this technology will be diminished due to the rapid pace of technological advancements in the programmable logic market, which would increase the risk of obsolescence of the new products. In addition, there can be no assurance that Actel will be successful in the migration of the product to a 0.22 micron process.

         The value of the assembled workforce was estimated using a cost approach. This approach identifies the employees that would require significant cost to replace and train. This analysis then estimates the fully burdened costs (locating, interviewing, and hiring) attributed to each employee. These costs are aggregated and tax-effected to estimate the value of the acquired workforce. The value assigned to the acquired workforce was $0.5 million, which Actel expects to amortize on a straight-line basis over the estimated useful life of six months.

         The amounts attributed to developed technology and core technology were valued using the income approach described above with discount rates of 15% for developed technology and 20% for core technology. The value of core technology represents technology from previously discontinued products that can be applied to future revenue generating products. The value assigned to developed technology is based on technology that has achieved technological feasibility. The amounts assigned to developed and core technology, $5.8 million and $2.9 million, will be amortized on a straight-line basis over an estimated useful life of five years.

         The value assigned to tradename represents the value attributed to the ProASIC tradename owned by GateField. The relief from royalty methodology was utilized to value the tradename. This methodology assumes that the value of the asset equals the amount a third party would pay for the asset. Therefore, a revenue stream for the asset is estimated, and then an appropriate royalty rate is applied to the forecasted revenue to estimate the pre-tax income associated with the asset. The pre-tax income is then tax-effected to estimate the after-tax net income associated with the asset. Finally, the after-tax net income is discounted to the present value using an appropriate rate of return (20%) that considers both the risk of the asset and the associated cash flow estimates. Actel expects to amortize the $0.3 million value assigned to the tradename on a straight-line basis over an estimated useful life of five years.

         To value the patent applications, the relief from royalty methodology described above was utilized using a 25% rate of return for present value discounting. Actel expects to amortize the $1.0 million value assigned to the patent applications on a straight-line basis over an estimated useful life of five years.

         $26.7 million of goodwill, which represents the excess of the purchase price of GateField over the fair value of the underlying net identifiable assets, will be amortized on a straight-line basis over its estimated useful life of five years.

         Deferred tax assets and liabilities have been recorded to reflect the future benefits and obligations associated with the deductibility of GateField net operating loss carryforwards and the non-deductibility of amortization related to acquired goodwill and intangible assets. Approximately $3.7 million of net deferred tax assets were recorded as part of the purchase price.

         Prosys

         On June 2, 2000, Actel announced and completed the acquisition of Prosys Technology, Inc. (Prosys), a developer of embedded FPGA cores, in a transaction accounted for as a purchase. Total consideration for the Prosys acquisition was $24.5 million. In connection with the acquisition, Actel paid $6.9 million in cash and issued 220,518 shares of Actel common stock, at a value of $34.13 per share, for all outstanding shares of Prosys stock. The price per share of common stock was based on an average of five days closing market prices for Actel common stock during the period of June 1, 2000, through June 7, 2000. Actel assumed $0.1 million of liabilities and incurred $0.1 million of acquisition costs. Actel also assumed all outstanding Prosys options, all of which were vested. The outstanding options were estimated to have a fair value equal to $9.9 million (using the Black-Scholes option pricing model) and are included in the purchase price. Prosys's results of operations are included in Actel's income statement for the period from June 2, 2000 to December 31, 2000.

         In accordance with the provisions of APB Opinion No. 16, all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

In-process research and development...........................    $     5,558
Acquired work-force...........................................            273
Patent applications...........................................            349
Cash & other current assets...................................             57
Deferred tax liability........................................           (249)
Goodwill......................................................         18,534
                                                                  -----------
                                                                  $    24,522
                                                                  ===========

         IPRD was identified and valued through extensive interviews and analysis of data provided by Prosys concerning developmental products, their stage of development, the time, cost and resources needed to complete them, and associated risks. The income approach, as discussed above, was utilized in valuing the IPRD. At the date of acquisition, the in-process technology had no alternative future use and had not reached technological feasibility.

         As of the valuation date, Prosys had no developed products in the marketplace and was in the process of developing a 4x4 embedded block SRAM-based FPGA core and a 8x8 embedded block SRAM-based FPGA core. These intellectual property cores will be marketed and licensed as cores to allow other semiconductor companies to embed functional blocks of programmable logic into their silicon designs. Prosys indicated that the 4x4 embedded block was expected to be completed in late 2000, following the development of key software features. The 4x4 embedded block core was introduced in February 2001 as the VariCoreTM Embedded Programmable Gate Array (EPGA) product. The 8x8 embedded block core, which was (and still is) expected to be introduced in 2001, will leverage technology from the 4x4 embedded block core. As of the valuation date, Prosys had incurred development costs of approximately $3.1 million related to the 4x4 embedded block core and estimated that an additional $1.3 million of research and development was required to complete the development of this product. Thus, the in-process 4x4 embedded block core was estimated to be approximately 70% complete, an amount that approximated the relative efforts and complexities completed. Since the 8x8 embedded block core will leverage technology from the 4x4 embedded block core in process, the 8x8 embedded block core was estimated to be 35% complete in its development. These products were in development at the time of acquisition and there was significant technological risk at that time related to completing development of these products. Accordingly, the 4x4 embedded block core and the 8x8 embedded block core were classified as in-process technology.

         The fair value of the estimated discounted cash flows of the Prosys in-process technology was calculated to be $5.6 million on June 2, 2000. The fair value calculation was based on future cash flows anticipated in the years 2000 through 2005, with associated gross margin and expense levels as a percentage of revenues gradually improving to current Actel operating levels by 2002.

         Actel does not believe that the delay in the completion of the 4x4 embedded block core will have a materially adverse financial impact. There can be no assurance that Actel will be successful in completing of the 8x8 embedded block core. If not completed in a timely manner, revenues from the licensing of such SRAM-based cores would be delayed.

         The value of the assembled workforce was estimated using a cost approach. Actel amortized the $0.3 million value assigned to the acquired workforce on a straight-line basis over the estimated useful life of six months.

         To value the patent applications, the relief from royalty methodology was utilized with a discount rate of 25%. Actel expects to amortize the $0.3 million value assigned to the patent applications on a straight-line basis over an estimated useful life of five years.

         $18.5 million of goodwill, which represents the excess of the purchase price of Prosys over the fair value of the underlying net identifiable assets, will be amortized on a straight-line basis over its estimated useful life of five years. Additional consideration of up to 159,795 shares of Common Stock may be issued by Actel in connection with its acquisition of Prosys following the achievement of certain milestones during a period of 18 months following the closing of the acquisition. Upon achievement of the milestones, the additional shares will be issued to all selling shareholders based on their relative equity interests at the time of the acquisition, and will be reflected as additional purchase price at the time of issuance.

         AGL

         On December 21, 1999, Actel completed the acquisition of AutoGate Logic, Inc. (AGL) in a transaction accounted for as a purchase. AGL developed a wide range of very large scale integration (VLSI) development tools, including FPGA and custom integrated circuit (IC) place and route and timing analysis software. In connection with the acquisition, Actel issued 285,943 shares of common stock valued at $18.29 per share and assumed options exercisable for 89,057 shares of Actel common stock. The price per share of common stock was based on an average of five days closing market prices for Actel common stock during the period of October 1, 1999, through October 7, 1999, when the Agreement to acquire AGL was announced. Amounts prepaid by Actel for a source code license and accounts receivable held by AGL from Actel were netted to arrive at a total purchase price of $7.2 million.

         In accordance with provisions of APB Opinion No. 16, all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

In-process research and development...........................    $       600
Completed technology..........................................          2,100
Assembled work force..........................................            200
Cash..........................................................            281
Deferred tax liability........................................           (920)
Goodwill......................................................          4,938
                                                                  -----------
                                                                  $     7,199
                                                                  ===========

         A portion of the purchase price was allocated to developed technology and acquired IPRD. Completed technology and IPRD were identified and valued through extensive interviews and analysis of data provided by AGL concerning developmental products, their stage of development, the time and resources needed to complete them, and associated risks. The cost approach, which establishes value based on the cost of reproducing or replacing the assets, less depreciation for functional or economic obsolescence, was the primary technique utilized in valuing the completed technology and IPRD.

         Where development projects had reached technological feasibility, they were classified as completed technology and the value assigned to completed technology was capitalized. Where the development projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD and charged to expense upon the closing of the merger. The nature of the efforts required to develop the IPRD into completed products related principally to the completion of all planning, designing, prototyping, verification, and testing activities necessary to establish that the products meet their design specifications, including functions, features, and technological performance requirements. Associated risks included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates, and the impact of potential changes in target markets.

         The acquired completed technology, comprised of products that were already technologically feasible upon acquisition, includes product neutral software tools for place and route and architecture evaluation. Actel expects to amortize the acquired completed technology of approximately $2.1 million on a straight-line basis over an average estimated useful life of five years.

         The acquired assembled workforce consisted of employees from AGL's engineering group. Actel amortized the value assigned to the assembled workforce of approximately $0.2 million on a straight-line basis over the estimated useful life of six months.

         Goodwill, which represents the excess of the purchase price of AGL over the fair value of the underlying net identifiable assets, is being amortized on a straight-line basis over its estimated life of five years.

         Pro Forma Results

         The following unaudited pro forma results of operations for the fiscal years ending 2000 and 1999 are presented as if the acquisitions of Prosys and GateField had occurred as of the beginning of each year, and include certain estimated adjustments, including amortization of intangibles. The pro forma results exclude the one-time write-offs of IPRD and the tax effect of such charges. The pro-forma information has been prepared for comparative purposes only and does not purport to be indicative of what operating results would have been if the acquisitions had actually taken place at the beginning of such years or of future operating results.


                                                     Years Ended December 31,
                                                    -------------------------
                                                        2000          1999
                                                    -----------   -----------
                                                    (in thousands, except per
                                                          share amounts)
Net revenues....................................    $   227,512   $   173,648
Net income......................................         33,083        (9,484)
Diluted earnings per share......................    $      1.25   $     (0.40)


6.       Restructuring Charges

         During the second quarter of 1999, the Company completed a restructuring plan that resulted in a reduction in force along with the elimination of certain projects and non-critical activities. The total pretax restructuring charge for these activities amounted to $2.0 million. These measures were taken to reduce spending and sharpen the Company's focus on new product development.

                                                                               Restruc-                   Balance at
                                                                  Cash/         turing                     December
                         Description                            Non-Cash        Charge       Activity      31, 1999
----------------------------------------------------------     ----------    ------------  ------------  ------------
                                                                                          (in thousands)
Employee severance and outplacement.......................     Cash          $        586  $        586  $         --
Write-off of prepaid license..............................     Non-cash               734           734            --
Abandoned capital assets..................................     Non-cash               643           643            --
                                                                             ------------  ------------  ------------
                                                                             $      1,963  $      1,963  $         --
                                                                             ============  ============  ============

         Employee Severance and Outplacement Expenses were comprised primarily of severance packages for 31 employees across all functions who were terminated as part of a reduction in force. The severance was computed based upon severance compensation, benefits, and related employer payroll taxes.


         Write-Off of Prepaid License was associated with the cancellation of a certain product and related development project. The product was eliminated from the Company's future revenue stream and therefore the license for the product had no future economic benefit to the Company.

         Abandoned Capital Assets consisted of the write-off of capitalized costs associated with a new building project that was abandoned and fixed assets no longer utilized by the Company that were scrapped. The abandonment of the building project and scrapping of the fixed assets were a direct result of the reduction in force and elimination of certain non-critical activities.

7.       Line of Credit

         Actel has a line of credit with a bank that provides for borrowings not to exceed $5 million. The agreement contains covenants that require Actel to maintain certain financial ratios and levels of net worth. At December 31, 2000, Actel was in compliance with the covenants for the line of credit. Borrowings against the line of credit bear interest at the bank's prime rate. There were no borrowings against the line of credit at December 31, 2000, 1999, or 1998. The line of credit expires in May 2001.

8.       Commitments

         Actel leases its facilities and certain equipment under non-cancellable lease agreements. The current facilities lease agreement expires in June 2003, with a five-year renewal option. Actel's facilities and equipment leases are accounted for as operating leases. The equipment lease terms expire at various dates through September 2001. All of these leases require Actel to pay property taxes, insurance, and maintenance and repair costs. At December 31, 2000, Actel's capital lease obligations were not material. At December 31, 1999, Actel had no capital lease obligations.

         Future minimum lease payments under all non-cancellable leases are as follows:

                                                               Operating Leases
                                                                 ------------
                                                                (in thousands)
2001...........................................................  $      3,612
2002...........................................................         3,115
2003...........................................................         1,568
2004 and thereafter............................................            --
                                                                 ------------
Total minimum lease payments...................................  $      8,295
                                                                 ============

         Rental expense under operating leases was approximately $4.3 million, $4.2 million, and $3.3 million for 2000, 1999, and 1998, respectively.

9.       Retirement Plan

         Effective December 10, 1987, Actel adopted a tax deferred savings plan for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Employees may elect at any time to have salary reduction contributions made to the plan.

         Actel may make contributions to the plan at the discretion of the Board of Directors. Actel made contributions to the plan of $0.5 million, $0.4 million, and $0.4 million for the 2000, 1999, and 1998 years, respectively. Contributions were based on net revenues and net income for the fiscal years. The contributions vest annually, retroactively from an eligible employee's date of hire, at the rate of 25% per year. In addition, contributions become fully vested upon retirement from Actel at age 65. There is no guarantee Actel will make any contributions to the plan in the future, regardless of its financial performance. If Actel, in its discretion, chooses to make a contribution again in the future, the amount could be higher or lower.

10.      Shareholders' Equity

         Stock Repurchase

         Actel authorized a stock repurchase program in September 1998 whereby up to 1,000,000 shares of Actel's common stock may be purchased from time to time in the open market at the discretion of management. An additional 1,000,000 shares was authorized for repurchase in 1999. During 2000, Actel repurchased 886,108 shares of common stock for $21.0 million. Actel made no stock repurchases in 1999. During 1998, Actel repurchased 675,000 shares of common stock for $6.1 million. Actel reissues repurchased shares through its employee stock option and purchase plans.

         Stock Option Plans

         Actel has adopted stock option plans under which officers, employees, and consultants may be granted incentive stock options or nonqualified options to purchase shares of Actel's common stock. In connection with the acquisition of Prosys and GateField, Actel assumed the stock option plans of Prosys and GateField and the related options are incorporated in the amounts below. At December 31, 2000, 11,716,912 shares of common stock were reserved for issuance under these plans, of which 40,462 were available for grant. Actel did not grant options to consultants in 2000, 1999, or 1998.

         Actel has also adopted a Directors' Stock Option Plan, under which directors who are not employees of Actel may be granted nonqualified options to purchase shares of Actel's common stock. At December 31, 2000, 257,500 shares of common stock were reserved for issuance under such plan, of which 65,000 were available for grant.

         Actel grants stock options under its plans at a price equal to the fair value of Actel's common stock on the date of grant. Subject to continued service, options generally vest over a period of four years and expire ten years from the date of grant.

         The following table summarizes Actel's stock option activity and related information for the three years ended December 31, 2000:

                                               2000                          1999                          1998
                                   ----------------------------  ----------------------------  ----------------------------
                                                     Weighted                      Weighted                      Weighted
                                                     Average                       Average                       Average
                                      Number of      Exercise       Number of      Exercise      Number of       Exercise
                                       Shares         Price          Shares         Price         Shares          Price
                                   --------------  ------------  --------------  ------------  --------------  ------------
Outstanding at January 1......          5,862,933  $      12.62       5,051,840  $      11.41       4,252,115  $      13.98
Granted.......................          3,264,468         26.44       2,339,561         14.34       3,626,060         11.44
Exercised.....................         (1,189,898)        10.49        (620,226)         9.94        (495,997)         9.50
Cancelled.....................         (1,096,512)        15.72        (908,242)        12.14      (2,330,338)        16.57
                                   --------------                --------------                --------------
Outstanding at December 31....          6,840,991  $      19.08       5,862,933  $      12.62       5,051,840  $      11.41
                                   ==============                ==============                ==============


The following table summarizes information about stock options outstanding at December 31, 2000:

                                                                           December 31, 2000
                                                ------------------------------------------------------------------------
                                                            Options Outstanding                   Options Exercisable
                                                ------------------------------------------     -------------------------
                                                               Weighted
                                                               Average          Weighted                     Weighted
                                                               Remaining        Average                      Average
                                                  Number of    Contract         Exercise       Number of     Exercise
           Range of Exercise Prices                Shares        Life            Price           Shares       Price
--------------------------------------------    -------------  -----------    ------------     ----------   ------------
$    0.07    -  $  10.06....................          938,727  6.55 years     $       7.65        385,528   $       6.43
    10.25    -     10.63....................          352,270  4.57                  10.61        337,270          10.62
    10.88    -     11.75....................          805,654  6.25                  11.66        423,993          11.69
    11.88    -     13.56....................        1,025,274  8.32                  13.29        203,453          13.07
    13.63    -     17.13....................          670,685  7.37                  15.32        275,989          15.21
    17.94    -     23.81....................          671,525  9.34                  21.36         72,598          21.56
    23.94    -     27.13....................          455,501  9.74                  24.83          1,734          27.13
    27.50    -     27.50....................          911,523  9.13                  27.50         40,696          27.50
    28.13    -     34.50....................          673,583  9.35                  32.83         19,443          31.23
    35.50    -    104.71....................          336,249  9.56                  39.98          1,285          42.69
                                                -------------                                  ----------
     0.07    -    104.71....................        6,840,991  8.02           $      19.08      1,761,989   $      12.08
                                                =============                                  ==========

         Employee Stock Purchase Plan

         Actel has adopted an Employee Stock Purchase Plan (ESPP), under which eligible employees may designate not more than 15% of their cash compensation to be deducted each pay period for the purchase of common stock (up to a maximum of $25,000 worth of common stock in any year). At December 31, 2000, 3,019,680 shares of common stock were authorized for issuance under the ESPP. The ESPP is administered in consecutive, overlapping offering periods of up to 24 months each, with each offering period divided into four consecutive six-month purchase periods beginning August 1 and February 1 of each year. On the last business day of each purchase period, shares of common stock are purchased with employees' payroll deductions accumulated during the prior six months at a price per share equal to 85% of the market price of the common stock on the first day of the applicable offering period or the last day of the purchase period, whichever is lower. There were 384,436 and 364,163 shares issued under the ESPP in 2000 and 1999, respectively, and 1,216,904 shares remained available for issuance at December 31, 2000. The weighted-average fair value of employee stock purchase rights granted during 2000, 1999, and 1998 were $6.64, $5.76, and $5.52, respectively.

         Pro Forma Disclosures

         Pro forma information regarding net income and net income per share is required by SFAS 123, which also requires that the information be determined as if Actel had accounted for its stock-based awards to employees granted subsequent to December 31, 1994, under the fair value method. The stock based awards consist of options and employee stock purchase rights. The fair value for these stock-based awards to employees was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for 2000, 1999, and 1998: risk-free interest rates of 6.13%, 5.55%, and 5.34%, respectively; no dividend yield; volatility factor of the expected market price of Actel's common stock of 65%, 54%, and 51%, respectively; and a weighted average expected life for the options and employee stock purchase rights of four years and two years, respectively. At December 31, 1999, 1,701,538 outstanding options were exercisable; and at December 31, 1998, 1,306,424 outstanding options were exercisable. The weighted-average fair value of options granted during 2000, 1999, and 1998 were $15.07, $7.17, and $4.69, respectively.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Actel's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

         For purposes of pro forma disclosures, the estimated fair value of Actel's stock-based awards to employees is amortized to expense over the options' vesting period for options and expensed during the periods awarded for employee stock purchase rights. Actel's pro forma information is as follows:

                                                Years Ended December 31,
                                     ----------------------------------------
                                          2000         1999          1998
                                     ------------  ------------  ------------
                                      (in thousands, except per share amounts)

Pro forma net income............     $     31,597  $      9,186  $      5,117
Pro forma earnings per share:
   Basic........................     $       1.35  $       0.42  $       0.24
   Diluted......................     $       1.22  $       0.41  $       0.24


The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.

11.      Comprehensive Income

         The components of comprehensive income, net of tax, are as follows:

                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2000          1999          1998
                                                                             ------------  ------------  ------------
                                                                                          (in thousands)
Net Income..............................................................     $     41,445  $     17,638  $     14,987
Change in gain on available-for-sale securities, net of tax of $172 in
2000 and $10,595 in 1999................................................              853        15,892           178
Less reclassification adjustment for gains included in net income.......          (16,163)           (9)          (51)
                                                                             ------------  ------------  ------------
Other Comprehensive Income (Loss).......................................          (15,310)       15,883           127
                                                                             ------------  ------------  ------------
Total Comprehensive Income..............................................     $     26,135  $     33,521  $     15,114
                                                                             ============  ============  ============

Accumulated other comprehensive income for 2000, 1999, and 1998 is presented in the accompanying consolidated condensed balance sheets, and consists of the accumulated net unrealized gain on available-for-sale securities.

12.      Tax Provision

         The tax provision consists of:

                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2000          1999          1998
                                                                             ------------  ------------  ------------
                                                                                          (in thousands)
Federal - current.......................................................     $     31,554  $     11,709  $      3,565
Federal - deferred......................................................           (5,402)       (5,073)        1,416
State - current.........................................................            5,078         1,720           592
State - deferred........................................................             (299)         (591)        1,197
Foreign - current.......................................................              296           290           445
                                                                             ------------  ------------  ------------
                                                                             $     31,227  $      8,055  $      7,215
                                                                             ============  ============  ============

The tax provision reconciles to the amount computed by multiplying income before tax by the U.S. statutory rate as follows:

                                                                                           December 31,
                                                                             ----------------------------------------
                                                                                 2000          1999          1998
                                                                             ------------  ------------  ------------
                                                                                          (in thousands)
Provision at federal statutory rate.....................................     $     25,435  $      8,993  $      7,771
Change in valuation allowance...........................................             (440)         (440)         (440)
Tax exempt interest income..............................................           (1,050)         (770)         (875)
Federal research credits................................................           (1,600)       (1,031)         (856)
State taxes, net of federal benefit.....................................            3,106           734         1,163
Non-deductible impact of amortization of intangibles/investments........            3,183           341            --
Non-deductible impact of in-process research and development............            3,726           210            --
Other...................................................................           (1,133)           18           452
                                                                             ------------  ------------  ------------
Tax provision...........................................................     $     31,227  $      8,055  $      7,215
                                                                             ============  ============  ============

         Significant components of Actel's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                                                  December 31,
                                                                                           --------------------------
                                                                                               2000          1999
                                                                                           ------------  ------------
                                                                                                 (in thousands)
Deferred tax assets:
        Depreciation...................................................................    $      1,968  $      2,297
        Deferred income................................................................          17,159        15,574
        Intangible assets..............................................................           4,994         5,664
        Inventories....................................................................           3,802         1,950
        Net operating losses of acquired companies.....................................          34,714            --
        Other, net.....................................................................           5,785         2,963
                                                                                           ------------  ------------
                                                                                                 68,442        28,448
        Valuation allowance............................................................         (28,443)       (1,726)
                                                                                           ------------  ------------
                Net deferred tax assets................................................    $     39,979  $     26,722
                                                                                           ============  ============

Deferred tax liabilities:
         Intangible assets.............................................................    $      5,067  $        920
         Unrealized gain on investments................................................             353        10,595
                                                                                           ------------  ------------
               Deferred tax liability.................................................     $      5,420  $     11,515
                                                                                           ============  ============

         The valuation allowance declined by approximately $0.4 million during 1999 and 1998. Approximately $27.2 million of the December 31, 2000, valuation reserve will be allocated to reduce goodwill or other non-current intangible assets from the acquisition of GateField when realized.

         Actel has a net operating loss carryforward as a result of the GateField acquisition of approximately $90 million, which will expire at various times beginning in the year ended December 31, 2006, and ending in the year ended December 31, 2020. Pre-tax income from foreign subsidiaries is considered to be immaterial.

13.      Segment Disclosures

         Actel operates in a single operating segment: designing, developing, and marketing FPGAs. FPGA sales accounted for 96%, 96%, and 97%, of net revenues for the years ended December 31, 2000, 1999, and 1998, respectively. Actel also derives revenues from the sale of software and hardware systems, which are used to design and program FPGAs. In addition, Actel derives revenues from the performance of design services, including FPGA, ASIC, and system design; software development and implementation; and development of prototypes, first articles and production units. Protocol Design Services, which Actel acquired from GateField in the third quarter of 1998, accounted for 2% of Actel's net revenue in 2000 and 1999 and 1% in 1998.

         The Chief Executive Officer has been identified as the Chief Operating Decision Maker because he has final authority over resource allocation decisions and performance assessment.

         Actel markets its products in the United States and in foreign countries through its sales personnel, independent sales representatives, and distributors. Actel's geographic sales are as follows:


                                                                Years Ended December 31,
                                   ------------------------------------------------------------------------------
                                              2000                        1999                        1998
                                   ----------------------      ----------------------      ----------------------
                                                           (in thousands, except percentages)
United States.................     $    153,847       68%      $    121,819       71%      $    102,817       67%
Export:
     Europe...................           43,282       19             29,010       17             29,675       19
     Japan....................           16,561        7              9,562        6             10,658        7
     Other international......           12,729        6             11,270        6             11,277        7
                                   ------------    ------      ------------    ------      ------------    ------
                                   $    226,419      100%      $    171,661      100%      $    154,427      100%
                                   ============    ======      ============    ======      ============    ======

         As is common in the semiconductor industry, Actel generates significant revenues from the sales of its products through distributors. Actel's principal distributors are Unique Technologies, Inc. (Unique) and Pioneer-Standard Electronics, Inc. (Pioneer) in North America and Arrow Electronics, Inc. and Zeus Electronics (Arrow) worldwide. The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:

                                             2000          1999          1998
                                          ---------      ---------    ---------
Arrow.................................        17%           16%           14%
Wyle/Unique...........................        15%           13%           14%
Pioneer...............................        13%           12%            9%
Nortel Networks.......................        11%            9%            3%


14.      Patent Infringement

         On March 29, 2000, Unisys Corporation (Unisys) brought suit in the United States District Court for the Northern District of California, San Jose Division (Court), against Actel seeking monetary damages and injunctive relief. The summons and complaint were served on Actel on April 10, 2000. The complaint alleges that Actel has infringed and is currently infringing four United States patents that belong to plaintiff: U.S. Patent No. 4,442,507 issued April 10, 1984; U.S. Patent No. 5,296,722 issued March 22, 1994; U.S. Patent No. 5,407,851 issued April 18, 1995; and U.S. Patent No. 5,496,763 issued March 5, 1996. On May 15, 2000, Unisys served its Initial Disclosure of Asserted Claims, identifying the SX and SX-A family of FPGAs as the specific Actel products being accused of infringement, and identifying the specific claims of each of the patents in suit alleged to be infringed by those products. On September 25, 2000, Actel filed its First Amended Answer to the Complaint, denying that it has infringed or is infringing any of the patents in suit, and alleging, among other things, that each of those patents is invalid for failure to meet the statutory requirements for patentability. With its amended answer, Actel also filed a counterclaim against Unisys seeking a judicial declaration that each of the Unisys patents in suit is invalid, unenforceable, and not infringed by Actel. On October 26, 2000, the Court entered its Order for Pretrial Preparation establishing various deadlines in the case, and setting the case for trial on March 25, 2002. The case is in its early stages and, as of March 30, 2001, no depositions or other substantial discovery has yet been conducted. Actel believes that it has meritorious defenses to the claims asserted by Unisys and intends to defend itself vigorously in this matter. After consideration of the information currently known, Actel does not believe that the ultimate outcome of this case will have a materially adverse effect on Actel's business, financial condition or results of operations, although no assurance can be given to that effect. While management believes that a reasonable resolution will occur, there can be no assurance that this case will be resolved, or that the resolution of this case will not have a materially adverse effect on future results of operations or cash flows.

         As is typical in the semiconductor industry, Actel has been and expects to be notified from time to time of claims that it may be infringing patents owned by others. During 2000, Actel continued to hold discussions with several third parties regarding potential patent infringement issues, including two semiconductor manufacturers with significantly greater financial and intellectual property resources than Actel. As it has in the past, Actel may obtain licenses under patents that it is alleged to infringe. When probable and reasonably estimable, Actel has made provision for the estimated settlement costs of claims for alleged infringement prior to the balance sheet date. While Actel believes that reasonable resolution will occur, there can be no assurance that these claims will be resolved or that the resolution of these claims will not have a materially adverse effect on Actel's business, financial condition, or results of operations. In addition, Actel's evaluation of the probable impact of these pending disputes could change based upon new information learned by Actel. Subject to the foregoing, Actel does not believe that any pending disputes, including those described above, are likely to have a materially adverse effect on Actel's financial condition, results of operations, or liquidity.

15.      Earnings Per Share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2000          1999          1998
                                                                             ------------  ------------  ------------
                                                                             (in thousands, except per share amounts)
Basic:
Weighted-average common shares outstanding..............................           23,447        21,664        21,251
                                                                             ------------  ------------  ------------
Shares used in computing net income per share...........................           23,447        21,664        21,251
                                                                             ============  ============  ============
Net income..............................................................     $     41,445  $     17,638  $     14,987
                                                                             ============  ============  ============
Net income per share....................................................     $       1.77  $       0.81  $       0.71
                                                                             ============  ============  ============
Diluted:
Weighted-average common shares outstanding..............................           23,447        21,664        21,251
Net effect of dilutive stock options, warrants, and convertible preferred
   stock - based on the treasury stock method...........................            2,786         1,394           670
                                                                             ------------  ------------  ------------
Shares used in computing net income per share...........................           26,233        23,058        21,921
                                                                             ============  ============  ============
Net income..............................................................     $     41,445  $     17,638  $     14,987
                                                                             ============  ============  ============
Net income per share....................................................     $       1.58  $       0.76  $       0.68
                                                                             ============  ============  ============

         Options outstanding under Actel's stock option plans to purchase approximately 361,000, 218,000, and 1,096,000 shares of Actel common stock were not included in the calculation to derive diluted income per share for the years 2000, 1999, and 1998, respectively, as their inclusion would have had an anti-dilutive effect.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND SHAREHOLDERS

ACTEL CORPORATION



         We have audited the accompanying consolidated balance sheets of Actel Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows, and shareholders' equity and other comprehensive income for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Actel Corporation at December 31, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ ERNST & YOUNG LLP

San Jose, California
January 22, 2001

                                 STOCK LISTING

     Actel's common stock has been traded on the Nasdaq Stock Market under the symbol "ACTL" since the Company's initial public offering (IPO) on August 2, 1993. The Company has never paid cash dividends on its common stock and has no present plans to do so.

     On March 19, 2000, there were 238 shareholders of record. Since many shareholders have their shares held of record in the names of their brokerage firm, the actual number of shareholders is estimated by the Company to be about 6,600.

     During the last two years, the quarterly high and low sales prices for the common stock were:

             2000                           High              Low
------------------------------------- ----------------- -----------------
First Quarter                              36 1/2            21 5/8
Second Quarter                             46 7/8             22 -
Third Quarter                              55 3/8             29 5/8
Fourth Quarter                              39 -              20 -

             1999                           High              Low
------------------------------------- ----------------- -----------------
First Quarter                              22 5/8            12 1/2
Second Quarter                            20 5/16             11 -
Third Quarter                               20 -              13 -
Fourth Quarter                             24 1/2             16 -