Form 10-K, Exhibit 13
period 2002-01-06
ACTEL CORP
filed 2002-04-08
CIK 907687

ACTEL CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)


                                                                       Years Ended December 31,
                                                 --------------------------------------------------------------------
                                                     2001          2000          1999          1998          1997
                                                 ------------  ------------  ------------  ------------  ------------
Consolidated Statements of Operations Data:
Net revenues................................     $    145,559  $    226,419  $    171,661  $    154,427  $    155,858
Costs and expenses:
   Cost of revenues.........................           62,210        84,680        66,387        61,642        64,244
   Research and development.................           38,172        36,599        32,338        31,220        26,465
   Selling, general, and administrative.....           41,464        47,960        45,903        40,558        40,317
   Amortization of goodwill and other
     acquisition-related intangibles........           14,757         8,056         2,226         1,185           877
   Restructuring charge (1).................               --            --         1,963            --            --
   Purchased in-process research and
     development (2)........................               --        10,646           600            --            --
                                                 ------------  ------------  ------------  ------------  ------------
         Total costs and expenses...........          156,603       187,941       149,417       134,605       131,903
                                                 ------------  ------------  ------------  ------------  ------------
Income (loss) from operations...............          (11,044)       38,478        22,244        19,822        23,955
Interest income and other, net of expense...            7,280         8,310         3,642         2,380         1,842
Gain on sale of Chartered common stock (3)..               --        28,329            --            --            --
                                                 ------------  ------------  ------------  ------------  ------------
Income (loss) before tax provision and equity
   interest in net (loss) of equity method
   investee.................................           (3,764)       75,117        25,886        22,202        25,797
Equity interest in net (loss) of equity method
   investee (4).............................               --        (2,445)         (193)           --            --
Tax provision...............................              937        31,227         8,055         7,215         9,029
                                                 ------------  ------------  ------------  ------------  ------------
Net income (loss)...........................     $     (4,701) $     41,445  $     17,638  $     14,987  $     16,768
                                                 ============  ============  ============  ============  ============
Net income (loss) per share:
   Basic....................................     $      (0.20) $       1.77  $       0.81  $       0.71  $       0.82
                                                 ============  ============  ============  ============  ============
   Diluted..................................     $      (0.20) $       1.58  $       0.76  $       0.68  $       0.76
                                                 ============  ============  ============  ============  ============
Shares used in computing net income (loss) per share:
   Basic....................................           23,743        23,447        21,664        21,251        20,370
                                                 ============  ============  ============  ============  ============
   Diluted..................................           23,743        26,233        23,058        21,921        21,968
                                                 ============  ============  ============  ============  ============

                                ACTEL CORPORATION

                SELECTED CONSOLIDATED FINANCIAL DATA (Continued)
                      (in thousands, except per share data)


                                                                          As of December 31,
                                                 --------------------------------------------------------------------
                                                     2001          2000          1999          1998          1997
                                                 ------------  ------------  ------------  ------------  ------------
 Consolidated Balance Sheet Data:
 Working capital............................     $    161,871  $    146,952  $    108,818  $     85,858  $     76,279
 Total assets...............................          290,082       312,434       259,211       179,708       159,994
 Total shareholders' equity.................          237,680       230,101       178,630       127,054       109,010

------------------------------------------------------------

     (1) During the second quarter of 1999, Actel completed a restructuring plan that resulted in a reduction in force along with the elimination of certain projects and non-critical activities. See Note 6 of Notes to Consolidated Financial Statements for further discussion of components of this expense.

     (2) The 2000 expenses represent charges for in-process research and development arising from Actel's acquisitions of Prosys Technology, Inc. and GateField Corporation. The 1999 expense represents a charge for in-process research and development incurred in the fourth quarter of 1999 in connection with Actel's acquisition of AutoGate Logic, Inc. See Note 5 of Notes to Consolidated Financial Statements for further discussion of these expenses.

     (3) During the second quarter of 2000, Actel sold all of its shares of Chartered Semiconductor Manufacturing Ltd. common stock for proceeds of $39.0 million, resulting in a one-time gain of $28.3 million before tax. See Note 4 of Notes to Consolidated Financial Statements for further discussion of this gain.

     (4) Represents Actel's equity share of net losses of GateField Corporation in accordance with the equity method of accounting prior to the purchase acquisition completed on November 15, 2000. See Note 5 of Notes to Consolidated Financial Statements for further discussion of this expense.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Actel Corporation (Actel) designs, develops, and markets field programmable gate arrays (FPGAs) and associated development tools, intellectual property (IP) cores, and services. FPGAs are used by designers of communications, computer, consumer, industrial, military and aerospace, and other electronic systems to differentiate their products and get them to market faster. Actel is the leading supplier of FPGAs based on flash and antifuse technologies.

     The {bracketed statements} contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual events and results may differ materially from those expressed or forecast in the forward-looking statements due to the Risk Factors identified in Part I of Actel's Annual Report on Form 10-K for 2001, which is incorporated herein by this reference, or for other reasons.

Results of Operations

     The following table sets forth certain financial data from the Consolidated Statements of Operations expressed as a percentage of net revenues:

                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2001          2000          1999
                                                                             ------------  ------------  ------------
Net revenues............................................................         100.0%        100.0%        100.0%
Cost of revenues........................................................          42.7          37.4          38.7
                                                                             ------------  ------------  ------------
Gross margin............................................................          57.3          62.6          61.3
Research and development................................................          26.2          16.2          18.8
Selling, general, and administrative....................................          28.6          21.2          26.7
Amortization of goodwill and other acquisition-related   intangibles....          10.1           3.6           1.3
Restructuring charge....................................................            --            --           1.2
Purchased in-process research and development...........................            --           4.6           0.3
                                                                             ------------  ------------  ------------
Income (loss) from operations...........................................          (7.6)         17.0          13.0
Interest income and other, net of expense...............................           5.0           3.7           2.1
Gain on sale of Chartered common stock..................................            --          12.5            --
                                                                             ------------  ------------  ------------
Income (loss) before tax provision and equity interest in net (loss) of
    equity method investee..............................................          (2.6)         33.2          15.1
Equity interest in net (loss) of equity method investee.................            --          (1.1)         (0.1)
Tax provision...........................................................           0.6          13.8           4.7
                                                                             ------------  ------------  ------------
Net income (loss).......................................................          (3.2%)        18.3%         10.3%
                                                                             ============  ============  ============

     Actel's fiscal year ends on the first Sunday after December 30. Fiscal 2001, 2000, and 1999 ended on January 6, 2002, December 31, 2000, and January 2, 2000, respectively. Accordingly, fiscal 2001 was a fifty-three week fiscal year, rather than a normal fifty-two week fiscal year. For ease of presentation, December 31 has been indicated as the fiscal year-end for all years.

     Net Revenues

     Net revenues for 2001 were $145.6 million, a decline of 36% from 2000. This compares with an increase in net revenues of 32% for 2000 from 1999. Actel derives its revenues primarily from the sale of FPGAs, which accounted for 96% of net revenues for 2001, 2000, and 1999. Non-FPGA revenues are derived from Actel's Protocol Design Services organization, royalties, and the sale of software, hardware, and maintenance.

     The decline in net revenues for 2001 compared with 2000 was due principally to a decrease of 11% in the overall average selling price (ASP) of FPGAs and a decrease of 28% in unit shipments. ASP was lower because of a shift in the mix of products shipped toward newer products, which in general have lower ASPs than more mature products. Unit shipments were down due to lower customer demand across all market segments and geographic regions as the result of a general softening in the world economy, with the most notable decline in the communications market.

     The increase in net revenues for 2000 compared with 1999 was due principally to an increase of 12% in the overall ASP of FPGAs and an increase of 18% in unit shipments. ASP was higher due mostly to increased sales of higher ASP products to customers in the communications and satellite markets. Unit shipments were higher primarily because of increased sales of MX product.

     Actel generates a majority of its revenues from the sale of its products through distributors. Actel's principal distributors are Unique Technologies, Inc. (Unique) and Pioneer-Standard Electronics, Inc. (Pioneer). During 2001, Actel consolidated its distribution channel by terminating its distributor relationship with Arrow Electronics, Inc. (Arrow). The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:

                                    2001          2000          1999
                                ------------  ------------  ------------
Pioneer....................          20%           13%           12%
Unique.....................          19            15            13
Arrow......................          13            17            16
Nortel Networks............           2            11             9

     Actel does not recognize revenue on product shipped to a distributor until the distributor resells the product to its customer.

     Sales to customers outside the United States accounted for 38%, 32%, and 29% of net revenues for 2001, 2000, and 1999, respectively. Export sales increased as a percentage of total sales for 2001 compared with 2000 primarily because sales to European customers dropped only 6% while sales to customers in the United States declined by 42%. The largest portion of export sales is made to European customers, which accounted for 28%, 19%, and 17% of net revenues for 2001, 2000, and 1999, respectively.

     Gross Margin

     Gross margin for 2001 was 57% of net revenues, compared with 63% for 2000 and 61% for 1999. Gross margin for 2001 fell from a year ago due primarily to higher inventory write-offs in the second and third quarters of 2001, which were taken as a result of lower forecasted customer demand. Excess capacity associated with lower net revenues also contributed to the reduction. Gross margin for 2000 improved from 1999 primarily as a result of a 12% increase in ASP, improved sort yields (especially on the newer products), and better utilization of manufacturing capacity associated with higher net revenues.

     Actel seeks to reduce costs by improving wafer yields, negotiating price reductions with suppliers, increasing the level and efficiency of its testing and packaging operations, achieving economies of scale by means of higher production levels, and increasing the number of die produced per wafer, principally by shrinking the die size of its products. No assurance can be given that these efforts will be successful. The capability of Actel to shrink the die size of its FPGAs is dependent on the availability of more advanced manufacturing processes. Due to the custom steps involved in manufacturing antifuse and (to a lesser extent) flash FPGAs, Actel typically obtains access to new manufacturing processes later than its competitors using standard manufacturing processes.

     Research and Development (R&D)

     R&D expenditures for 2001 were $38.2 million, or 26% of net revenues, compared with $36.6 million, or 16% of net revenues, for 2000 and $32.3 million, or 19% of net revenues, for 1999. R&D expenditures increased primarily as a result of spending on technologies acquired in Actel's acquisitions of GateField Corporation (GateField), a developer of flash-based FPGA products, in November 2000 and of Prosys Technology (Prosys), an embedded FPGA IP developer, in June 2000. R&D spending on the acquired companies' technologies was included for all of 2001, part of 2000, and none of 1999.

     R&D expenditures for 2001 also increased due to $1.3 million of incremental spending on a BridgeFPGA initiative that Actel announced during the second quarter of 2001 to address interoperability problems created by the proliferation of high-performance interface standards. In support of the BridgeFPGA initiative, Actel also announced a plan to increase R&D spending from second quarter 2001 levels by an aggregate of $8.0 to $10.0 million over a period of approximately six quarters. {R&D spending as a percentage of sales is expected to return to levels more consistent with Actel's historical experience in 2003.}

     Actel's R&D consists of circuit design, software development, and process technology activities. Actel believes that continued substantial investment in R&D is critical to maintaining a strong technological position in the industry. Since Actel's antifuse and flash FPGAs are manufactured using customized processes, Actel's R&D expenditures will probably always be higher as a percentage of net revenues than that of its major competitors using standard manufacturing processes.

     Selling, General, and Administrative (SG&A)

     SG&A expenses for 2001 were $41.5 million, or 29% of net revenues, compared with $48.0 million, or 21% of net revenues for 2000 and $45.9 million, or 27% of net revenues, for 1999. SG&A expenses for 2001 declined by 14% compared with 2000 primarily as the result of lower selling expenses (primarily sales bonuses and outside sales commissions) associated with the 36% decrease in net revenues. The lower selling expenses were partially offset by an increase of 12 in SG&A headcount during 2001, mostly in the second half of the year. Headcount increased in sales and marketing to support Actel's new products. SG&A expenses for 2000 increased by 4% compared with 1999, while Actel's net revenues increased by 32%. Selling expenses increased in 2000 primarily due to the increase in net revenues.

     Amortization of Goodwill and Other Acquisition-Related Intangibles

     Amortization of goodwill and other acquisition-related intangibles for 2001 was $14.8 million, compared with $8.1 million for 2000 and $2.2 million for 1999. The increases were due to the timing of the Prosys and GateField acquisitions, which were completed on June 2, 2000, and November 15, 2000, respectively. Amortization of goodwill and other acquisition-related intangibles from the Prosys and GateField acquisitions were included for all of 2001, part of 2000, and none of 1999. Amortization expense related to the goodwill and other intangible assets acquired in the GateField and Prosys acquisitions was $13.3 million in 2001, $4.1 million in 2000, and none in 1999. Amortization expense for 2000 was also impacted by $2.4 million of amortization charges through November 15, 2000, related to Actel's pre-acquisition equity investment in GateField. Beginning in 2002, goodwill will no longer be amortized but will be subject to annual impairment tests and written down only when impaired. All other intangible assets with a finite useful life will continue to be amortized over their estimated useful lives. See "Impact of Recently Issued Accounting Standards" and Note 5 of Notes to Consolidated Financial Statements for further discussion of these expenses.

     Restructuring Charge

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

     Purchased In-Process Research and Development Expenses

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

          GateField commenced development efforts on the next-generation ProASIC product beginning in 2000. The development efforts included adding features, such as increased input-output speed, an improved programming mechanism, increasing the number of routing tracks and the number of available gates, and migrating the ProASIC technology from a 0.25-micron to a 0.22-micron manufacturing process. GateField had invested significant time and effort in developing this product family but, at the time of acquisition, it had not yet reached technological feasibility. At the time of the acquisition, GateField estimated the project was approximately 50% complete and would be complete in the first quarter of 2001. The percentage was based on GateField having expended 11.7 man-years prior to the acquisition and the need to expend an estimated 11.5 man-years following the acquisition to complete the product. Given that there was significant technological risk relating to the development of the next-generation ProASIC product and that not even the first-generation ProASIC product had generated any revenue, this product family met the definition of in-process technology and was classified as such.

          The fair value of the estimated discounted cash flows of the next-generation ProASIC was calculated to be $5.1 million on November 15, 2000. The fair value calculation was based on future cash flows anticipated in the years 2001 through 2005, with associated gross margin and expense levels as a percentage of revenues gradually improving to current Actel operating levels by 2003.

          Actel introduced the next-generation ProASIC product (ProASIC Plus) in January 2002, approximately one year later than estimated at the time of acquisition. The delay in introduction confirms the uncertainties that existed at the time of acquisition and supports the initial classification of the technology as IPRD. {Management does not believe the delay had a material impact on the value attributed to the technology because no similar competing products were introduced and the marketability of the next-generation product was not materially diminished. Based on facts and circumstances currently known, management believes the value attributed to the IPRD is still materially valid.}

          Prosys

          In June 2000, Actel announced and completed its acquisition of Prosys in a transaction accounted for as a purchase. The IPRD expense associated with this purchase resulted in a one-time charge of $5.6 million during the second quarter of 2000.

          IPRD was identified and valued through extensive interviews and analysis of data provided by Prosys concerning developmental products, their stage of development, the time, cost, and resources needed to complete them, and associated risks. The income approach, as discussed above, and a discount rate of 25% was utilized in valuing the IPRD. At the date of acquisition, the in-process technology had no alternative future use and had not reached technological feasibility.

          As of the valuation date, Prosys had no developed products in the marketplace and was in the process of developing a 4x4 embedded block SRAM-based FPGA core and had planned an 8x8 embedded block SRAM-based FPGA core. These IP cores allow other semiconductor companies to embed functional blocks of programmable logic into their silicon designs. Prosys indicated that the 4x4 embedded block was expected to be completed in late 2000, following the development of key software features. The 8x8 embedded block core was estimated to require approximately six- to nine-months of additional development effort after the completion of the 4x4 embedded block core. The planned development time of six- to nine-months was based on leveraging the technology available from the 4x4 embedded block core. As of the valuation date, Prosys had incurred development costs of approximately $3.1 million related to the 4x4 embedded block core and estimated that an additional $1.3 million of R&D was required to complete the development of this product. Thus, the in-process 4x4 embedded block core was estimated to be approximately 70% complete. Since the 8x8 embedded block core will leverage technology from the 4x4 embedded block core in process, the 8x8 embedded block core was estimated to be 35% complete in its development. These products were in development at the time of acquisition and there was significant technological risk at that time related to completing development of these products. Accordingly, the 4x4 embedded block core and the 8x8 embedded block core were classified as in-process technology.

          The fair value of the estimated discounted cash flows of the Prosys in-process technology was calculated to be $5.6 million on June 2, 2000. The fair value calculation was based on future cash flows anticipated in the years 2000 through 2005, with associated gross margin and expense levels as a percentage of revenues gradually improving to current Actel operating levels by 2002.

          The 4x4 embedded block core was introduced in February 2001 as the VariCore Embedded Programmable Gate Array (EPGA) IP core. Due to the recent downturn in the semiconductor industry, revenues from VariCore EPGAs are materializing slower than anticipated. Given the low level of demand during 2001 for embedded cores, the development effort on the 8x8 embedded core was postponed. Development of the 8x8 embedded block core may resume when demand for embedded cores increases. {Management does not believe that the delay of one quarter in the completion of the 4x4 embedded block core, the postponement of the development of the 8x8 embedded block core, or the delay in the realization of significant revenues from the VariCore EPGA technology are sufficient at this time to impact the values attributed to the IPRD, goodwill, and intangible assets. Based on facts and circumstances current known, the lack of any significant revenues is seen as a delay rather than a reduction in expected revenues, so management believes the value attributed to the IPRD is still materially valid.}

     Interest Income and Other, Net of Expense

     Interest and other income for 2001, 2000, and 1999 were $7.3 million, $8.3 million, and $3.6 million, respectively. The decrease in interest and other income for 2001 was due mainly to lower interest rates that Actel earned on its cash, cash equivalents, and short-term investments. The decrease was also due to a drop in amounts available for investment by Actel during the year. The increase in interest and other income for 2000 compared with 1999 was due primarily to increased amounts available for investment by Actel during the year. The combined balance of cash, cash equivalents, and short-term investments was $128.8 million at the end of 2001 compared with $140.8 million at the end of 2000 and $107.1 million at the end of 1999. Moreover, the amount available for investment during most of 2000 was significantly higher than the ending balance due to cash usage in the fourth quarter for the purchase of GateField ($24.0 million) and stock repurchases ($21.0 million).

     Gain on Sale of Chartered Common Stock

     During the second quarter of 2000, Actel sold all 515,000 shares of Chartered Semiconductor Manufacturing Ltd. (Chartered) common stock that Actel owned for a one-time gain of $28.3 million.

     Equity Interest in Net Loss of Equity Method Investee

     Prior to Actel's acquisition of GateField on November 15, 2000, Actel accounted for its investments in and agreements with GateField under the equity method of accounting. Actel began accounting for its equity interest in GateField under the equity method of accounting during the third quarter of 1999. Actel incurred charges of $2.4 million in 2000 and $0.2 million in 1999 for its equity interest in the net loss of GateField.

     Tax Provision

     Excluding the effect of certain non-recurring acquisition-related charges and investment gains, Actel's effective tax rates for 2001, 2000, and 1999 were 8.9%, 31.3%, and 31.4%, respectively. Significant components affecting this effective tax rate include federal R&D credits, income from tax-exempt securities, the state composite rate, and recognition of certain deferred tax assets subject to valuation allowances as of December 31, 2000, and December 31, 1999, respectively. The effective tax rate for 2001 decreased primarily due to reduced profitability, which increased the percentage benefit from R&D tax credits, and to tax exempt income.

Financial Condition, Liquidity, and Capital Resources

         Actel's total assets were $290.1 million at the end of 2001, compared with $312.4 million at the end of 2000. The decrease in total assets was attributable principally to decreases in cash, cash equivalents, short-term investments, accounts receivable, and goodwill. The following table sets forth certain financial data from the consolidated balance sheets expressed as percentage change from December 31, 2000, to December 31, 2001:

Cash, cash equivalents, and short-term investments...........        (8.5)%
Accounts receivable, net.....................................       (42.7)
Inventories..................................................        42.5
Property and equipment, net..................................        20.8
Goodwill, net................................................       (20.6)
Other assets, net (primarily deferred income taxes
 and purchased intangible assets other than goodwill)........        (2.7)
Total assets.................................................        (7.2)
Total current liabilities....................................       (38.8)
Total liabilities............................................       (36.4)
Shareholders' equity.........................................         3.3

     Cash, Cash Equivalents, and Short-Term Investments

     Actel's cash, cash equivalents, and short-term investments were $128.8 million at the end of 2001, compared with $140.8 million at the end of 2000. This decrease of $12.0 million, or 8.5%, from the end of 2000 was due primarily to purchases of property and equipment of $9.5 million and net cash used in operating activities of $10.3 million, which were partially offset by cash provided from the issuance of common stock under employee stock plans of $7.7 million.

     The significant components within operating activities that provided cash during 2001 included $17.4 million from the net results for the year adjusted for non-cash items ($21.8 million of which relates to depreciation and amortization) and cash generated through decreases in accounts receivable of $12.5 million. The significant components within operating activities that resulted in a reduction of cash from operations in 2001 included cash used in the reduction of accounts payable, accrued salaries and employee benefits, and other accrued liabilities of $14.1 million, the reduction in deferred income of $18.1 million, and an increase in inventories of $10.8 million.

     Actel meets all of its funding needs for ongoing operations with internally generated cash flows from operations and with existing cash and short-term investment balances. Revenues declined and inventories grew during 2001, resulting in a net use of cash from operations. As 2001 demonstrates, sales can decline more rapidly than expenses, limiting the availability of cash generated internally to fund ongoing operations.

     The following represents contractual commitments associated with operating leases and royalty and licensing agreements:

                                                                        Payments Due by Period
                                                --------------------------------------------------------------------
                                                                                                             2005
                                                    Total          2002          2003          2004       and later
                                                ------------  ------------  ------------  ------------  ------------
Operating leases...........................     $      5,711  $      3,575  $      1,901  $        235  $         --
Royalty/licensing agreements...............           11,097         2,747         2,575         2,575         3,200
Total......................................     $     16,808  $      6,322  $      4,476  $      2,810  $      3,200

Actel has entered into royalty/licensing agreements where Actel's contractual commitments are dependent upon future contingencies, such as technological development by software vendors. Management considers it reasonably likely that the development will be successfully completed during 2002 resulting in the following additional contingent obligations:


                                                                        Payments Due by Period
                                                --------------------------------------------------------------------
                                                                                                             2005
                                                    Total          2002          2003          2004       and later
                                                ------------  ------------  ------------  ------------  ------------
 Royalty/licensing agreements...............     $     11,611  $      2,820  $      2,999  $      2,842  $      2,950

At December 31, 2001, Actel also had a number of purchase commitments from wafer manufacturers for raw materials orders that were expected to be filled within ninety days. The wafer purchase commitments represent a normal level of outstanding orders and are not material.

     {Actel believes that existing cash, cash equivalents, and short-term investments, together with cash generated from operations, will be sufficient to meet its cash requirements for 2002.} A portion of available cash may be used for investment in or acquisition of complementary businesses, products, or technologies. Wafer manufacturers are increasingly demanding financial support from customers in the form of equity investments and advance purchase price deposits, which in some cases are substantial. Should Actel require additional capacity, it may be required to incur significant expenditures to secure such capacity.

     Actel believes that the availability of adequate financial resources is a substantial competitive factor. To take advantage of opportunities as they arise, or to withstand adverse business conditions when they occur, it may become prudent or necessary for Actel to raise additional capital. Actel monitors the availability and cost of potential capital resources, including equity and debt with a view toward raising additional capital on terms that are acceptable to Actel. No assurance can be given that additional capital will become available on acceptable terms.

     Accounts Receivable

     Actel's net accounts receivable was $16.8 million at the end of 2001, compared with $29.3 million at the end of 2000. This decrease was due primarily to lower sales. Accounts receivable for 2001 decreased by 43% compared with 2000, while Actel's net revenues decreased by 36%. Days sales outstanding were 43 days at the end of 2001, compared with 41 days at the end of 2000.

     Inventories

     Actel's inventories were $36.3 million at the end of 2001, compared with $25.5 million at the end of 2000. Inventories increased during 2001 because sales declined at a more rapid rate than Actel's receipt of raw materials. {Based on reductions in the orders for raw materials that Actel has implemented, Actel believes that net inventory levels will be lower at end of 2002 than at the end of 2001.} Inventory days of supply increased from 105 days in 2000 to 265 days in 2001. Since Actel's FPGAs are manufactured using customized steps that are added to the standard manufacturing processes of its independent wafer suppliers, Actel's manufacturing cycle is generally longer and hence more difficult to adjust in response to changing demands or delivery schedules. Accordingly, Actel's inventory model (120 days) will probably always be higher than that of its major competitors using standard processes.

     Property and Equipment

     Actel's net property and equipment was $14.7 million at the end of 2001, compared with $12.1 million at the end of 2000 due to higher capital spending in 2001. Actel invested $9.5 million in property and equipment in 2001, compared with $6.2 million in 2000, to support the development and introduction of new products. Capital expenditures during the past two years have been primarily for engineering, manufacturing, and office equipment. Depreciation of property and equipment was $7.0 million in 2001, compared with $7.4 million for 2000.

     Goodwill

     Actel's net goodwill decreased to $37.2 million at the end of 2001, compared with $46.8 million at the end of 2000. Net goodwill declined primarily because of amortization expense of $11.7 million recorded during 2001. Also during 2001, $1.7 million in additional goodwill was recorded to reflect $1.1 million of stock issued and $0.6 million of cash paid to the former security holders of Prosys upon the attainment of certain technological milestones defined in the June 2000 purchase agreement. See "Impact of Recently Issued Accounting Standards" and Note 5 of Notes to Consolidated Financial Statements for further discussion of adjustments to goodwill.

     Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. Historically and through 2001, goodwill and other acquisition-related intangibles have been amortized on a straight-line basis over their useful lives. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,"
Actel recognizes impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than amounts at which the assets are carried on Actel's books. The impairment loss is measured by comparing the fair value of the asset to its carrying value. Fair value is estimated based on discounted future cash flows. Reviews have been regularly performed to determine whether facts or circumstances exist indicating impairment. No impairment has been indicated to date. Beginning in 2002, goodwill will no longer be amortized but will be subject to annual impairment tests and written down only when impaired. All other intangible assets with a finite useful life will continue to be amortized over their estimated useful lives.

     Other Assets

     Actel's other assets decreased to $26.0 million at the end of 2001, compared with $26.7 million at the end of 2000. The decrease was due primarily to $3.1 million of amortization of intangible assets, which was partially offset by the fair value of plan assets ($2.1 million) associated with Actel's deferred compensation plan. The plan is funded with participant contributions through payroll withholding.

     Current Liabilities

     Actel's total current liabilities were $50.4 million at the end of 2001, compared with $82.3 million at the end of 2000. The decrease was due principally to a reduction of $18.1 million in deferred income from lower shipments to distributors and a reduction in accounts payable of $4.8 million associated with lower inventory purchases. Accrued salaries and employee benefits fell by $10.0 million as a result of lower vacation accruals and management and sales bonus accruals in 2001. During the year, vacation accruals were reduced by mandatory vacation days implemented as a cost savings measure. Management and sales bonus accruals were lower during 2001 due to the lower operating results.

     Shareholders' Equity

     Shareholders' equity was $237.7 million at the end of 2001, compared with $230.1 million at the end of 2000. The increase included proceeds of $7.7 million from the sale of common stock under employee stock plans, $2.7 million of tax benefits arising from employee stock plans, and $1.1 million of stock issued to Prosys security holders pursuant to the achievement of certain technological milestones specified in the Prosys purchase agreement. These increases were partially offset by a net loss of $4.7 million.

Employees

     At the end of 2001, Actel had 521 full-time employees, including 143 in marketing, sales, and customer support; 167 in R&D; 157 in operations; 17 in Protocol Design Services; and 37 in administration and finance. This compares with 484 full-time employees at the end of 2000, an increase of 8%. Net revenues were approximately $279,000 per employee for 2001, compared with approximately $468,000 for 2000, which represents a decrease of 40%.

Impact of Recently Issued Accounting Standards

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards become effective for fiscal years beginning after December 15, 2001. Beginning in Actel's 2002 fiscal year, goodwill will no longer be amortized but will be subject to annual impairment tests and written down only when impaired. All other intangible assets with a finite useful life will continue to be amortized over their estimated useful lives. As of December 31, 2001, unamortized goodwill was $37.2 million. The amortization expense related to goodwill for the year ended December 31, 2001, was $11.7 million. For 2002, goodwill will not be amortized, resulting in the elimination of approximately $11.8 million of amortization expense that otherwise would have been recognized as expense. Other intangible assets, with a net book value of $10.0 million at December 31, 2001, will continue to be amortized over their estimated useful lives. The amortization expense associated with other intangible assets amounted to $3.1 million in 2001. Actel will carry out an impairment review of goodwill and other intangible assets during the first half of 2002, as required by SFAS 142. Accordingly, management is still evaluating the impact that the adoption of SFAS 142 will have on Actel's financial position, operating results, or cash flows.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard supersedes SFAS 121. Although retaining many of the fundamental recognition and measurement provisions of SFAS 121, the new rules significantly change the criteria that must be met to classify an asset as held-for-sale. The standard also supersedes certain provisions of Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required. SFAS 144 becomes effective for fiscal years beginning after December 15, 2001. Actel will adopt SFAS 144 in the first quarter of 2002 and does not expect the adoption of SFAS 144 to have a material impact on Actel's financial position, operating results, or cash flows.

Critical Accounting Policies and Estimates

     Actel's discussion and analysis of its financial condition and results of operations are based upon Actel's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Actel to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of Actel's financial condition and results, and requires management to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based upon this definition, Actel's most critical policies include: Inventories, Impairment of Investments in Other Companies, Intangible Assets and Goodwill, Income Taxes, and Legal Matters. These policies are discussed below, as well as the estimates and judgments involved. Actel bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. Actel also has other key accounting policies, such as policies for Revenue and Accounts Receivable. These other policies either do not generally require management to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on Actel's reported results of operations for a given period.

     Inventories

     As of December 31, 2001, Actel had an inventory balance of $36.3 million. Management believes that a certain level of inventory must be carried to maintain an adequate supply of product for customers. This inventory level may vary based upon either orders received from customers or internal forecasts of demand for these products. Other considerations in determining inventory levels include the stage of products in the product life cycle, design win activity, manufacturing lead times, customer demands, strategic relationships with foundries, and competitive situations in the marketplace. Should any of these factors have a result other than anticipated, inventory levels may be adversely and materially affected.

     Actel writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future demand and market conditions. To address this difficult, subjective, and complex area of judgment, Actel applies a methodology that includes assumptions and estimates to arrive at the net realizable value. First, Actel identifies any inventory that has been previously reserved in prior periods. This inventory remains reserved until sold, destroyed, or otherwise dispositioned. Second, Actel's quality assurance personnel examine inventory line items that may have some form of obsolescence due to non-conformance with electrical and mechanical standards. Third, Actel assesses the inventory not otherwise identified to be reserved against product history and forecasted demand, typically six months. Finally, the result of this methodology is analyzed by management in light of the product life cycle, design win activity, and competitive situations in the marketplace to derive an outlook for consumption of the inventory and the appropriateness of the resulting inventory levels. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     Impairment of Investments in Other Companies

     Actel occasionally makes equity investments in public or private companies for the promotion of business and strategic objectives. Actel monitors its equity investments for impairment on a periodic basis. In the event that the carrying value of the equity investment exceeds its fair value, and the decline in value is determined to be other than temporary, the carrying value is reduced to its current fair value.

     At December 31, 2001, Actel held an investment in a publicly-traded equity security with a market value of $4.6 million included in short-term investments and an unrealized loss of $1.0 million included in other comprehensive income/(loss). In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," if the decline in value below cost is determined to be other than temporary, the unrealized losses will be realized as expense on the income statement in the period when that determination is made. Actel determines a decline in market value to be other than temporary when, in the absence of other mitigating factors, a stock has traded below cost for a consecutive six-month period. If this investment continues to trade below cost for more than six months, and other mitigating factors such as general economic and industry specific trends were to adversely change, this investment will be evaluated for impairment and written down to a balance equal to the fair value at the time of impairment, with the amount of the write-down realized as expense on the income statement. {Based on management's assessment of industry trends, the volatility and trading volumes of this equity security, as well as the fact that the investment has traded at below original cost for less than six consecutive months, management concluded that the decline in value was temporary and no impairment existed at December 31, 2001.}

     At December 31, 2001, Actel held an equity investment that represented a 14% equity interest in a company located in the United Kingdom. This investment is carried at its cost of $2.2 million on the balance sheet as part of other assets. As this equity security is not publicly traded, determining the fair value of this investment is judgmental in nature and dependant on management's assessment of the performance of the company, which includes, among other things, successfully developing and introducing a new technology into the market as well as obtaining additional funding to finance these activities until the company can generate positive cash flows from the sale of the new products. This investment is subject to a multitude of risks, including but not limited to the risks that the company may not be successful in developing the planned technology, that the company may not be able to secure necessary funding to continue operations, that a suitable market for such technology may not develop, or that a competitor may develop a superior product. If any of these risks materialize, or other indicators of possible impairment arise, the investment will be evaluated for impairment and written down to a balance equal to the fair value at the time of impairment, with the amount of the write-down realized as an expense on the income statement. {Based on the progress made toward technological goals and the expectation of future marketability of the technology under development, Actel concluded no impairment of this investment existed at December 31, 2001.}

     Intangible Assets and Goodwill

     During 1999 and 2000, Actel completed the acquisitions of AutoGate Logic, Prosys, and GateField, resulting in a significant amount of goodwill and identified intangible assets. Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. At December 31, 2001, Actel had $37.2 million of remaining net book value assigned to goodwill from those acquisitions and $10.0 million of remaining net book value assigned to identified intangible assets such as patents and completed technology. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," reviews have been regularly performed to determine whether facts or circumstances exist indicating that the assets are impaired. In assessing the recoverability of goodwill and other intangibles, Actel must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets, including industry growth rates, estimated gross margin levels, and estimates of the market share Actel will achieve. If these estimates or their related assumptions change in the future, it could result in lower estimated future cash flows that would not support the current carrying values of these assets, which would require Actel to record impairment charges for these assets. {During the year ended December 31, 2001, Actel did not record any impairment losses related to goodwill or other intangible assets.} Beginning in 2002, Actel will adopt SFAS No. 142, "Goodwill and Other Intangible Assets," which requires Actel to analyze goodwill for impairment during the first six months of fiscal 2002 and on a periodic basis thereafter.

     Income Taxes

     Actel accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Actel evaluates annually the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are Actel's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

     At December 31, 2001, Actel had deferred tax assets in excess of deferred tax liabilities of $63.0 million. {For the reasons cited above, at December 31, 2001, management determined that it is more likely than not that $35.0 million of such assets will be realized, resulting in a valuation allowance of $28.0 million.} Failure to achieve forecasted taxable income might affect the realization of such net deferred tax assets. Factors that may affect Actel's ability to achieve sufficient forecasted taxable income include, but are not limited to, increased competition, a decline in sales or margins, loss of market share, delays in product availability, and technological obsolescence.

     Legal Matters

     As is typical in the semiconductor industry, Actel has been and expects to be notified from time to time of claims that it may be infringing patents owned by others. During 2001, Actel held discussions regarding potential patent infringement issues with several third parties, some of which have significantly greater financial and intellectual property resources than Actel. When probable and reasonably estimable, Actel has made provision for the estimated settlement costs of claims for alleged infringement. The provision is based on an estimated royalty rate applied to shipments made in the periods and to or from the geographic areas under dispute. In the absence of facts or circumstances unique to a particular dispute, the royalty rate is estimated based on Actel's understanding of royalty rates other technology companies typically agree to pay in similar types of disputes. As it has in the past, Actel may obtain licenses under patents that it is alleged to infringe. While Actel believes that reasonable resolution will occur, there can be no assurance that these claims will be resolved or that the resolution of these claims will not have a materially adverse effect on Actel's business, financial condition, or results of operations. In addition, Actel's evaluation of the impact of these pending disputes could change based upon new information learned by Actel. {Subject to the foregoing, Actel does not believe that any pending patent dispute is likely to have a materially adverse effect on Actel's business, financial condition, or results of operations.}

     Revenues

     A significant portion of Actel's revenue is derived from shipments to distributors. Shipments to distributors are made under agreements allowing certain rights of return and price adjustments on unsold merchandise. For that reason, Actel defers recognition of revenues and related cost of revenues on sales of products to distributors until such products are sold by the distributor and title transfers to the end user.

     Actel records a provision for price adjustments on unsold merchandise shipped to distributors in the same period as the related revenues are recorded. If market conditions were to decline, Actel may need to take action with its distributors to ensure the sell-through of inventory already in the channel. These actions during a market downturn could result in incrementally greater reductions to net revenues than otherwise would be expected. Actel also records a provision for estimated sales returns on products shipped to end customers in the same period as the related revenues are recorded. The provision for sales returns is based on historical sales returns, analysis of credit memo data, and other known factors. If the historical data Actel uses to calculate these estimates does not properly reflect future returns, net revenues could be materially different.

     Accounts Receivable

     As of December 31, 2001, Actel had an accounts receivable balance of $16.8 million, net of an allowance for doubtful accounts of $1.3 million. If sales levels were to increase, it is likely that the level of receivables would also increase. In the event that customers delay their payments to Actel, the levels of accounts receivable would also increase. Actel maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, outstanding invoices older than 90 days, and other known factors. If the financial condition of Actel's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Market Risk

     As of December 31, 2001, Actel's investment portfolio consisted primarily of corporate bonds, floating rate notes, and federal and municipal obligations. The principal objectives of Actel's investment activities are to preserve principal, meet liquidity needs, and maximize yields. To meet these objectives, Actel invests excess liquidity only in high credit quality debt securities with average maturities of less than two years. Actel also limits the percentage of total investments that may be invested in any one issuer. Corporate investments as a group are also limited to a maximum percentage of Actel's investment portfolio.

     Actel's debt security investments are subject to interest rate risk. An increase in interest rates could subject Actel to a decline in the market value of its investments. These risks are mitigated by the ability of Actel to hold these investments to maturity. A hypothetical 100 basis point increase in interest rates would result in a reduction of approximately $1.3 million in the fair value of Actel's available-for-sale debt securities held at December 31, 2001.

     Actel's marketable equity securities are subject to equity price risk. At December 31, 2001, there is an unrealized loss of $1.0 million on Actel's marketable equity securities. A decrease in equity prices of 10% would subject Actel to an additional decline in the market value of its marketable equity securities of $0.5 million from the fair value at December 31, 2001.

     The potential changes noted above are based upon sensitivity analyses performed on Actel's financial position and expected operating levels at December 31, 2001. Actual results may differ materially.

Other Risks

     Actel's operating results are subject to general economic conditions and a variety of risks characteristic of the semiconductor industry (including booking and shipment uncertainties, wafer supply fluctuations, and price erosion) or specific to Actel, any of which could cause Actel's operating results to differ materially from past results. See the Risk Factors set forth at the end of Part I of Actel's Annual Report on Form 10-K for the fiscal year ended January 6, 2002.

Quarterly Information

     The table on the next page presents certain unaudited quarterly results for each of the eight quarters in the period ended December 31, 2001. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and all necessary adjustments (consisting only of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of Actel and notes thereto. However, these quarterly operating results are not indicative of the results for any future period.

                                                                              Three Months Ended
                                          ----------------------------------------------------------------------------------------
                                          Dec. 31,    Sep. 30,     July 1,     Apr. 1,   Dec. 31,   Oct. 1,    July 2,    Apr. 2,
                                            2001        2001        2001        2001       2000       2000       2000       2000
                                          --------    --------    --------    --------   --------   --------   --------   --------
                                                                   (unaudited, in thousands except per share amounts)
Statements of Operations Data:
Net revenues ..........................   $ 32,059    $ 32,006    $ 36,460    $ 45,034   $ 60,129   $ 60,080   $ 55,544   $ 50,666
Gross profit ..........................     19,567      16,734      18,888      28,160     38,060     37,626     34,595     31,458
Income (loss) from operations .........     (4,086)     (6,188)     (4,233)      3,463      7,497     13,648      6,778     10,555
Net income (loss) .....................   $ (2,531)   $ (2,334)   $ (2,631)   $  2,795   $  3,455   $  9,779   $ 20,112   $  8,099
Net income (loss) per share:
   Basic ..............................   $  (0.11)   $  (0.10)   $  (0.11)   $   0.12   $   0.14   $   0.41   $   0.86   $   0.36
                                          ========    ========    ========    ========   ========   ========   ========   ========
   Diluted* ...........................   $  (0.11)   $  (0.10)   $  (0.11)   $   0.11   $   0.13   $   0.36   $   0.77   $   0.32
                                          ========    ========    ========    ========   ========   ========   ========   ========
Shares used in computing net income
 (loss) per share:
   Basic ..............................     23,987      23,852      23,642      23,472     23,890     23,869     23,263     22,767
                                          ========    ========    ========    ========   ========   ========   ========   ========
   Diluted* ...........................     23,987      23,852      23,642      25,126     26,107     26,999     26,186     25,467
                                          ========    ========    ========    ========   ========   ========   ========   ========

------------------------------------------

     * For the second through fourth quarters of 2001, Actel incurred quarterly net losses and the inclusion of stock options in the shares used for computing diluted earnings per share would have been anti-dilutive and reduced the loss per share. Accordingly, all common stock equivalents (such as stock options) have been excluded from the shares used to calculate diluted earnings per share for these respective periods.

                                                                              Three Months Ended
                                          ----------------------------------------------------------------------------------------
                                          Dec. 31,    Sep. 30,     July 1,     Apr. 1,   Dec. 31,   Oct. 1,    July 2,    Apr. 2,
                                            2001        2001        2001        2001       2000       2000       2000       2000
                                          --------    --------    --------    --------   --------   --------   --------   --------
                                                                   (unaudited, in thousands except per share amounts)
As a Percentage of Net Revenues:
Net revenues...........................     100.0%      100.0%      100.0%       100.0%    100.0%     100.0%     100.0%     100.0%
Gross profit...........................      61.0        52.3        51.8         62.5      63.3       62.6       62.3       62.1
Income (loss) from operations..........     (12.7)      (19.3)      (11.6)         7.7      12.5       22.7       12.2       20.8
Net income (loss)......................      (7.9)       (7.3)       (7.2)         6.2       5.7       16.3       36.2       16.0

                                             ACTEL CORPORATION
                                          CONSOLIDATED BALANCE SHEETS
                                (in thousands, except share and per share amounts)

                                                                                                  December 31,
                                                                                           --------------------------
                                                                                               2001          2000
                                                                                           ------------  ------------
                                                       ASSETS
Current assets:
   Cash and cash equivalents...........................................................    $      7,912  $      9,266
   Short-term investments..............................................................         120,923       131,544
   Accounts receivable, net............................................................          16,759        29,256
   Inventories, net....................................................................          36,338        25,503
   Deferred income taxes...............................................................          26,096        26,118
   Prepaid expenses and other current assets...........................................           4,251         5,098
                                                                                           ------------  ------------
         Total current assets..........................................................         212,279       226,785
Property and equipment, net............................................................          14,665        12,137
Goodwill, net..........................................................................          37,180        46,820
Other assets, net......................................................................          25,958        26,692
                                                                                           ------------  ------------
                                                                                           $    290,082  $    312,434
                                                                                           ============  ============


                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable....................................................................    $     10,129  $     14,921
   Accrued salaries and employee benefits..............................................           7,189        17,200
   Other accrued liabilities...........................................................           6,332         5,354
   Deferred income.....................................................................          26,758        44,858
                                                                                           ------------  ------------
         Total current liabilities.....................................................          50,408        82,333
   Deferred compensation plan liability................................................           1,994            --
                                                                                           ------------  ------------
         Total liabilities.............................................................          52,402        82,333
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.001 par value; 5,000,000 shares authorized; 1,000,000 issued and
     converted to common stock, and none outstanding...................................              --            --

   Common stock, $.001 par value; 55,000,000 shares authorized; 24,055,949 and
     23,331,162 shares issued and outstanding at December 31, 2001 and 2000,
     respectively .....................................................................              24            23
   Additional paid-in capital..........................................................         162,324       150,709
   Retained earnings ..................................................................          75,207        79,908
   Note receivable from officer .......................................................            (368)         (368)
   Unearned compensation cost .........................................................            (314)         (922)
   Accumulated other comprehensive income .............................................             807           751
                                                                                           ------------  ------------
         Total shareholders' equity....................................................         237,680       230,101
                                                                                           ------------  ------------
                                                                                           $    290,082  $    312,434
                                                                                           ============  ============

                 See Notes to Consolidated Financial Statements.

                                ACTEL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2001          2000          1999
                                                                             ------------  ------------  ------------
Net revenues............................................................     $    145,559  $    226,419  $    171,661
Costs and expenses:
   Cost of revenues.....................................................           62,210        84,680        66,387
   Research and development.............................................           38,172        36,599        32,338
   Selling, general, and administrative.................................           41,464        47,960        45,903
   Amortization of goodwill and other acquisition-related intangibles              14,757         8,056         2,226
   Restructuring charge.................................................               --            --         1,963
   Purchased in-process research and development........................               --        10,646           600
                                                                             ------------  ------------  ------------
         Total costs and expenses.......................................          156,603       187,941       149,417
                                                                             ------------  ------------  ------------
Income (loss) from operations...........................................          (11,044)       38,478        22,244
Interest income and other, net of expense...............................            7,280         8,310         3,642
Gain on the sale of Chartered common stock..............................               --        28,329            --
                                                                             ------------  ------------  ------------
Income (loss) before tax provision and equity interest in net (loss) of
   equity method investee...............................................           (3,764)       75,117        25,886
Equity interest in net (loss) of equity method investee.................               --        (2,445)         (193)
Tax provision...........................................................              937        31,227         8,055
                                                                             ------------  ------------  ------------
Net income (loss).......................................................     $     (4,701) $     41,445  $     17,638
                                                                             ============  ============  ============
Net income (loss) per share:
   Basic................................................................     $      (0.20) $       1.77  $       0.81
                                                                             ============  ============  ============
   Diluted..............................................................     $      (0.20) $       1.58  $       0.76
                                                                             ============  ============  ============
Shares used in computing net income (loss) per share:
   Basic................................................................           23,743        23,447        21,664
                                                                             ============  ============  ============
   Diluted..............................................................           23,743        26,233        23,058
                                                                             ============  ============  ============

                 See Notes to Consolidated Financial Statements.

                                                         ACTEL CORPORATION
                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME/(LOSS)
                                               (in thousands, except share amounts)

                                                                               Notes                  Accumulated
                                                   Additional               Receivable    Unearned       Other        Total
                                       Common       Paid-In      Retained      From     Compensation Comprehensive Shareholders'
                                        Stock       Capital      Earnings     Officer       Cost        Income       Equity
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balance at December 31, 1998 ......   $      21    $  92,092    $  34,763    $    --      $    --      $     178    $ 127,054
                                      =========    =========    =========    =========    =========    =========    =========
Net income ........................        --           --         17,638         --           --           --         17,638
Other comprehensive income:
   Change in unrealized gain on
    investments ...................        --           --           --           --           --         15,883       15,883
   Comprehensive income ...........                                                                                    33,521
Issuance of  954,569 shares of
 common stock under employee
 stock plans ......................           1        9,003         --           --           --           --          9,004
Issuance of 285,943 shares of
 common stock for purchase of
 AutoGate Logic ...................        --          6,858         --           --           --           --          6,858
Tax benefit from exercise of stock
 options ..........................        --          2,193         --           --           --           --          2,193
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balance at December 31, 1999 ......   $      22    $ 110,146    $  52,401    $    --      $    --      $  16,061    $ 178,630
                                      =========    =========    =========    =========    =========    =========    =========
Net income ........................        --           --         41,445         --           --           --         41,445
 Other comprehensive income:
   Change in unrealized gain on
    investments ...................        --           --           --           --           --        (15,310)     (15,310)
   Comprehensive income ...........                                                                                    26,135
 Issuance of 1,574,334 shares of
  common stock under employee
  stock plans .....................           2       16,363         --           (368)        --           --         15,997
Repurchase of common stock ........          (1)      (7,077)     (13,938)        --           --           --        (21,016)
Issuance of 220,518 shares of
 common stock for purchase of
 Prosys ...........................        --          7,525         --           --           --           --          7,525
Assumption of stock options in
 connection with acquisitions of
 GateField and Prosys including
 unearned compensation expense for
 those options ....................        --         13,665         --           --           (922)        --         12,743
Tax benefit from exercise of stock
 options ..........................        --         10,087         --           --           --           --         10,087
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balance at December 31, 2000 ......   $      23    $ 150,709    $  79,908    $    (368)   $    (922)   $     751    $ 230,101
                                      =========    =========    =========    =========    =========    =========    =========

                 See Notes to Consolidated Financial Statements.

                                                        ACTEL CORPORATION
                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME/(LOSS)(Continued)
                                             (in thousands, except share amounts)

                                                                               Notes                  Accumulated
                                                   Additional               Receivable    Unearned       Other        Total
                                       Common       Paid-In      Retained      From     Compensation Comprehensive Shareholders'
                                        Stock       Capital      Earnings     Officer       Cost        Income       Equity
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balance at December 31, 2000 ......   $      23    $ 150,709    $  79,908    $    (368)   $    (922)   $     751    $ 230,101
                                      =========    =========    =========    =========    =========    =========    =========
Net loss ..........................        --           --         (4,701)        --           --           --         (4,701)
Other comprehensive income/(loss):
   Change in unrealized gain on
    investments ...................        --           --           --           --           --             56           56
   Comprehensive income/(loss) ....                                                                                    (4,645)
Issuance of 670,499 shares of
 common stock under employee
 stock plans, net of repurchases ..           1        7,675         --           --           --           --          7,676
Issuance of 54,290 shares to Prosys
 security holders in connection
 with achievement of technological
 milestones .......................        --          1,132         --           --           --           --          1,132
Issuance of stock options to
 consultant .......................        --            116         --           --           --           --            116
Amortization of unearned
 compensation cost ................        --           --           --           --            225         --            225
Purchase price adjustment related
 to GateField employees' unvested
 stock options originally assumed
 in connection with the GateField
 acquisition ......................        --           --           --           --            383         --            383
Tax benefit from exercise of stock
 options ..........................        --          2,692         --           --           --           --          2,692
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balance at December 31, 2001 ......   $      24    $ 162,324    $  75,207    $    (368)   $    (314)   $     807    $ 237,680
                                      =========    =========    =========    =========    =========    =========    =========

                 See Notes to Consolidated Financial Statements.

                                ACTEL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2001          2000          1999
                                                                             ------------  ------------  ------------
Operating activities:
    Net income (loss)...................................................     $     (4,701) $     41,445  $     17,638
    Adjustments to reconcile net income (loss) to net cash provided by
       (used in) operating activities:
       Depreciation and amortization....................................           21,755        15,463        10,294
       Stock compensation cost recognized...............................              341            --            --
       Non-cash portion of restructuring and other charges..............               --            --         2,695
       Gain on sale of Chartered stock..................................               --       (28,329)           --
       Purchased in-process research and development....................               --        10,646           600
       Equity interest in net loss of equity method investee............               --         2,445           193
       Loss on disposal of fixed assets.................................               --            --           136
       Changes in operating assets and liabilities:
          Accounts receivable...........................................           12,497        (6,609)       (1,933)
          Inventories...................................................          (10,835)         (179)          345
          Deferred income taxes.........................................              (47)         (384)       (3,775)
          Prepaid expenses and other current assets.....................              237        (5,466)          429
          Accounts payable, accrued salaries and employee benefits, and
              other accrued liabilities.................................          (14,109)        6,573         9,769
          Tax benefits from exercise of stock options...................            2,692        10,087         2,193
          Deferred income...............................................          (18,100)        4,464         7,925
                                                                             ------------  ------------  ------------
    Net cash provided by (used in) operating activities.................          (10,270)       50,156        46,509
Investing activities:
    Purchases of property and equipment.................................           (9,526)       (6,173)       (6,407)
    Purchases of available-for-sale securities..........................         (135,016)     (396,325)     (178,616)
    Sales and maturities of available for sale securities...............          145,878       367,835       132,342
    Cash paid in business acquisitions..................................               --       (30,853)          281
    Issuance of notes receivable from GateField prior to acquisition ...               --        (7,000)       (8,000)
    Cash received from sale of Chartered stock..........................               --        39,009            --
    Changes in other long term assets...................................              (96)       (7,303)       (1,928)
                                                                             ------------  ------------  ------------
    Net cash provided by (used in) investing activities.................            1,240       (40,810)      (62,328)
Financing activities:
    Common stock issuance under employee stock plans....................            7,676        15,997         6,811
    Repurchase of common stock..........................................               --       (21,016)           --
                                                                             ------------  ------------  ------------
    Net cash provided by (used in) financing activities.................            7,676        (5,019)        6,811
Net increase (decrease) in cash and cash equivalents....................           (1,354)        4,327        (9,008)
Cash and cash equivalents, beginning of year............................            9,266         4,939        13,947
                                                                             ------------  ------------  ------------
Cash and cash equivalents, end of year..................................     $      7,912  $      9,266  $      4,939
                                                                             ============  ============  ============

                 See Notes to Consolidated Financial Statements.

                                ACTEL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                 (in thousands)
                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2001          2000          1999
                                                                             ------------  ------------  ------------
Supplemental disclosures of cash flow information and non-cash investing and financing activities:
    Cash paid during the year for taxes.................................     $        473  $     32,989  $     10,195
    Issuance of common stock for acquisitions...........................            1,132        17,389         6,858
    Receipt of note receivable from officer.............................               --           368            --

                 See Notes to Consolidated Financial Statements.

                                ACTEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization and Summary of Significant Accounting Policies

     Actel Corporation (Actel) was incorporated under the laws of California on October 16, 1985. Actel designs, develops, and markets field programmable gate arrays (FPGAs) and associated development tools, intellectual property (IP) cores, and services. Net revenues from the sale of FPGAs accounted for 96% of Actel's net revenues for 2001, 2000, and 1999. The Protocol Design Services organization, which Actel acquired from GateField Corporation (GateField) in the third quarter of 1998, accounted for 1% of Actel's net revenues for 2001, compared with 2% for 2000 and 1999. Royalties and sales of development tools accounted for 3% of net revenues for 2001, compared with 2% for 2000 and 1999.

     FPGAs are logic integrated circuits that adapt the processing and memory capabilities of electronic systems to specific applications. FPGAs are used by designers of communications, computer, consumer, industrial, military and aerospace, and other electronic systems to differentiate their products and get them to market faster. Actel is the leading supplier of FPGAs based on flash and antifuse technologies. See Note 12 for information on Actel's sales by geographic area.

     Advertising and Promotion Costs

     Actel's policy is to expense advertising and promotion costs as they are incurred. Actel's advertising and promotion expenses were approximately $3.8 million, $3.9 million, and $3.3 million for 2001, 2000, and 1999 respectively.

     Basis of Presentation

     The consolidated financial statements include the accounts of Actel and its wholly owned subsidiaries. Actel uses the U.S. Dollar as the functional currency in its foreign operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Actel's fiscal year ends on the first Sunday after December 30. Fiscal 2001, 2000, and 1999 ended on January 6, 2002, December 31, 2000, and January 2, 2000, respectively. Accordingly, fiscal 2001 was a fifty-three week fiscal year, rather than a normal fifty-two week fiscal year. For ease of presentation,
December 31 has been indicated as the fiscal year end for all years. Certain prior year balances have been reclassified to conform to current year presentation.

     Cash Equivalents and Investments

     For financial statement purposes, Actel considers all highly liquid debt instruments with insignificant interest rate risk and a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of cash deposits in money market funds that are available for withdrawal without restriction. Short-term investments consist principally of federal, state, and local municipal obligations. See Note 3 for further information regarding short-term investments.

                                ACTEL CORPORATION

     Actel accounts for its investments in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 2001, all debt securities are designated as available-for-sale. Actel also makes equity investments for the promotion of business and strategic objectives. The marketable portion of these strategic investments is included in short-term investments at their market value on December 31, 2001, of $4.6 million and designated as available-for-sale. Non-marketable equity investments with a cost of $2.2 million are included in other assets and are valued at the lower of cost or market. See Note 3 for further information regarding investments.

     Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a component of comprehensive income/(loss) in shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income and other.

     Actel maintains trading assets to generate returns that offset changes in liabilities related to Actel's deferred compensation plan. The trading assets consist of insurance contracts and Actel common stock and are stated at fair value. Both realized and unrealized gains and losses are included in interest income and other, net, and generally offset the change in the deferred compensation liability, which is also included in interest income and other, net. Net gains (losses) on the trading asset portfolio were not significant for 2001. The deferred compensation assets and liabilities were $2.1 million and $2.0 million, respectively, at December 31, 2001.

     Actel monitors its equity investments for impairment on a periodic basis. In the event that the carrying value of the equity investment exceeds its fair value, and the decline in value is determined to be other than temporary, the carrying value is reduced to its current fair value.

     At December 31, 2001, Actel held an investment in a publicly-traded equity security with a market value of $4.6 million included in short-term investments and an unrealized loss of $1.0 million included in other comprehensive income/(loss). In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," if the decline in value below cost is determined to be other than temporary, the unrealized losses will be realized as expense on the income statement in the period when that determination is made. Actel determines a decline in market value to be other than temporary when, in the absence of other mitigating factors, a stock has traded below cost for a consecutive six-month period. If this investment continues to trade below cost for more than six months, and other mitigating factors such as general economic and industry specific trends were to adversely change, this investment will be evaluated for impairment and written down to a balance equal to the fair value at the time of impairment, with the amount of the write-down realized as expense on the income statement. Based on management's assessment of industry trends, the volatility and trading volumes of this equity security, as well as the fact that the investment has traded at below original cost for less than six consecutive months, management concluded that the decline in value was temporary and no impairment existed at December 31, 2001.

     At December 31, 2001, Actel held an equity investment that represented a 14% equity interest in a company located in the United Kingdom. This investment is carried at its cost of $2.2 million on the balance sheet as part of other assets. As this equity security is not publicly traded, determining the fair value of this investment is judgmental in nature and dependant on management's assessment of the performance of the company, which includes, among other things, successfully developing and introducing a new technology into the market as well as obtaining additional funding to finance these activities until the company can generate positive cash flows from the sale of the new products. This investment is subject to a multitude of risks, including but not limited to the risks that the company may not be successful in developing the planned technology, that the company may not be able to secure necessary funding to continue operations, that a suitable market for such technology may not develop, or that a competitor may develop a superior product. If any of these risks materialize, or other indicators of possible impairment arise, the investment will be evaluated for impairment and written down to a balance equal to the fair value at the time of impairment, with the amount of the write-down realized as an expense on the income statement. Based on the progress made toward technological goals and the expectation of future marketability of the technology under development, Actel concluded no impairment of this investment existed at December 31, 2001.

     Concentration of Credit Risk

     Financial instruments that potentially subject Actel to concentrations of credit risk consist principally of cash investments and trade receivables. Actel limits its exposure to credit risk by investing excess liquidity only in securities of A, A1, or P1 grade. Actel is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheet.

     Actel sells its products to customers in diversified industries. Actel is exposed to credit risks in the event of non-payment by customers to the extent of amounts recorded on the balance sheet. Actel limits its exposure to credit risk by performing ongoing credit evaluations of its customers' financial condition but generally requires no collateral. Actel is exposed to credit risks in the event of insolvency by its customers and limits such exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary. Three of Actel's distributors accounted for approximately 52% of Actel's net revenues for 2001. The same three distributors accounted in the aggregate for approximately 45% of Actel's net revenues for 2000 and 41% for 1999. During 2001, Actel consolidated its distribution channel by terminating one of the distributors. One of Actel's direct customers (Nortel Networks) accounted for 2% of Actel's net revenues for 2001, compared with 11% and 9% of net revenues for 2000 and 1999, respectively. The loss of any one of these customers could have a materially adverse effect on Actel's results of operations and financial position. See Note 12 for further information regarding these customers.

     As of December 31, 2001, Actel had an accounts receivable balance of $16.8 million, net of an allowance for doubtful accounts of $1.3 million. If sales levels were to increase, it is likely that the level of receivables would also increase. In the event that customers delay their payments to Actel, the levels of accounts receivable would also increase. Actel maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, outstanding invoices older than 90 days, and other known factors. If the financial condition of Actel's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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

          Insurance Contracts. The fair value of Actel's insurance contracts (entered into in connection with Actel's deferred compensation plan) is based upon cash surrender value.

          Investment Securities. The fair values for marketable debt and equity securities are based on quoted market prices. Strategic equity investments in non-public companies with no readily available market value are carried on the balance sheet at cost as adjusted for potential impairment. If reductions in the market value of marketable equity securities to an amount that is below cost are deemed by management to be other than temporary, the reduction in market value will be realized, with the resulting loss in market value reflected on the income statement.

     Goodwill and other Acquisition-Related Intangibles

     Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. See Note 2 for further information on goodwill values. Through 2001, goodwill and other acquisition-related intangibles have been amortized on a straight-line basis over their useful lives.

     During 1999 and 2000, Actel completed the acquisitions of AutoGate Logic, Prosys, and GateField, resulting in a significant amount of goodwill and identified intangible assets. Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. At December 31, 2001, Actel had $37.2 million of remaining net book value assigned to goodwill from those acquisitions and $10.0 million of remaining net book value assigned to identified intangible assets such as patents and completed technology. In accordance with Statement of Financial
Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," reviews have been regularly performed to determine whether facts or circumstances exist indicating that the assets are impaired. Actel recognizes impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair value is estimated based on discounted future cash flows. In assessing the recoverability of goodwill and other intangibles, Actel must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets, including industry growth rates, estimated gross margin levels, and estimates of the market share Actel will achieve. If these estimates or their related assumptions change in the future, it could result in lower estimated future cash flows that would not support the current carrying values of these assets, which would require Actel to record impairment charges for these assets. During the year ended December 31, 2001, Actel did not record any impairment losses related to goodwill or other intangible assets. Beginning in 2002, Actel will adopt SFAS No. 142, "Goodwill and Other Intangible Assets," which requires Actel to analyze goodwill for impairment during the first six months of fiscal 2002 and on a periodic basis thereafter.

     Impact of Recently Issued Accounting Standards

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards become effective for fiscal years beginning after December 15, 2001. Beginning in Actel's 2002 fiscal year, goodwill will no longer be amortized but will be subject to annual impairment tests and written down only when impaired. All other intangible assets with a finite useful life will continue to be amortized over their estimated useful lives. As of December 31, 2001, unamortized goodwill was $37.2 million. The amortization expense related to goodwill for the year ended December 31, 2001, was $11.7 million. For 2002, goodwill will not be amortized, resulting in the elimination of approximately $11.8 million of amortization expense that otherwise would have been recognized as expense. Other intangible assets, with a net book value of $10.0 million at December 31, 2001, will continue to be amortized over their estimated useful lives. The amortization expense associated with other intangible assets amounted to $3.1 million in 2001. Actel will carry out an impairment review of goodwill and other intangible assets during the first half of 2002, as required by SFAS 142. Accordingly, management is still evaluating the impact that the adoption of SFAS 142 will have on Actel's financial position, operating results, or cash flows.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard supersedes SFAS 121. Although retaining many of the fundamental recognition and measurement provisions of SFAS 121, the new rules significantly change the criteria that must be met to classify an asset as held-for-sale. The standard also supersedes certain provisions of Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required. SFAS 144 becomes effective for fiscal years beginning after December 15, 2001. Actel will adopt SFAS 144 in the first quarter of 2002 and does not expect the adoption of SFAS 144 to have a material impact on Actel's financial position, operating results, or cash flows.

     Income Taxes

     Actel accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Under SFAS No. 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Actel evaluates annually the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are Actel's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

     At December 31, 2001, Actel had deferred tax assets in excess of deferred tax liabilities of $63.0 million. For the reasons cited above, at December 31, 2001, management determined that it is more likely than not that $35.0 million of such assets will be realized, resulting in a valuation allowance of $28.0 million. Failure to achieve forecasted taxable income might affect the realization of such net deferred tax assets. Factors that may affect Actel's ability to achieve sufficient forecasted taxable income include, but are not limited to, increased competition, a decline in sales or margins, loss of market share, delays in product availability, and technological obsolescence.

     Inventories

     As of December 31, 2001, Actel had an inventory balance of $36.3 million, stated at the lower of cost (first-in, first-out) or market (net realizable value). Management believes that a certain level of inventory must be carried to maintain an adequate supply of product for customers. This inventory level may vary based upon either orders received from customers or internal forecasts of demand for these products. Other considerations in determining inventory levels include the stage of products in the product life cycle, design win activity, manufacturing lead times, customer demands, strategic relationships with foundries, and competitive situations in the marketplace. Should any of these factors have a result other than anticipated, inventory levels may be adversely and materially affected.

     Actel writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future demand and market conditions. To address this difficult, subjective, and complex area of judgment, Actel applies a methodology that includes assumptions and estimates to arrive at the net realizable value. First, Actel identifies any inventory that has been previously reserved in prior periods. This inventory remains reserved until sold, destroyed, or otherwise dispositioned. Second, Actel's quality assurance personnel examine inventory line items that may have some form of obsolescence due to non-conformance with electrical and mechanical standards. Third, Actel assesses the inventory not otherwise identified to be reserved against product history and forecasted demand, typically six months. Finally, the result of this methodology is analyzed by management in light of the product life cycle, design win activity, and competitive situations in the marketplace to derive an outlook for consumption of the inventory and the appropriateness of the resulting inventory levels. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. See Note 2 for further information on Inventory amounts.

     Legal Matters

     As is typical in the semiconductor industry, Actel has been and expects to be notified from time to time of claims that it may be infringing patents owned by others. During 2001, Actel held discussions regarding potential patent infringement issues with several third parties, some of which have significantly greater financial and intellectual property resources than Actel. When probable and reasonably estimable, Actel has made provision for the estimated settlement costs of claims for alleged infringement. The provision is based on an estimated royalty rate applied to shipments made in the periods and to or from the geographic areas under dispute. In the absence of facts or circumstances unique to a particular dispute, the royalty rate is estimated based on Actel's understanding of royalty rates other technology companies typically agree to pay in similar types of disputes. As it has in the past, Actel may obtain licenses under patents that it is alleged to infringe. While Actel believes that reasonable resolution will occur, there can be no assurance that these claims will be resolved or that the resolution of these claims will not have a materially adverse effect on Actel's business, financial condition, or results of operations. In addition, Actel's evaluation of the impact of these pending disputes could change based upon new information learned by Actel. Subject to the foregoing, Actel does not believe that any pending patent dispute is likely to have a materially adverse effect on Actel's business, financial condition, or results of operations.

     Off-Balance-Sheet Risk

     On January 1, 2001, Actel adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivatives be recognized on the balance sheet at fair market value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, changes in the fair value of the derivative are either offset against the change in the fair value of the hedged item through earnings or, depending on the nature of the hedge, recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The adoption of SFAS 133 did not have a material impact on Actel's consolidated financial position or operating results.

     Actel purchases a portion of its wafers used in production from a Japanese supplier denominated in Japanese Yen. The amount of U.S. Dollars that are necessary to purchase wafers is subject to fluctuations in foreign currency exchange rates between the U.S. Dollar and Yen. Actel enters into foreign exchange forward contracts to reduce the variability in the amount of U.S. Dollars that will be required to settle forecasted wafer purchases denominated in Yen.

     Actel's accounting policies for these forward contracts are based on Actel's designation of the Yen forward contracts as foreign currency cash flow hedges. The criteria Actel uses for designating an instrument as a hedge includes its effectiveness in exposure reduction and one-to-one matching of the derivative financial instrument with the underlying transaction being hedged. Hedge effectiveness is assessed by comparing the change in fair value of the forward contract with the change in fair value of the forecasted payments. Gains and losses on these contracts are recognized upon usage of the contracts and are included in cost of sales along with the offsetting gain or loss on the underlying transactions being hedged. If the criteria for designation of these instruments as hedging transactions are not met, then the instruments would be marked to market, with gains and losses recognized on the income statement in that period.

     Actel limits the amount of forward foreign exchange contract to the amount sufficient to hedge forecasted Yen-based payments for a maximum of three months. Actel does not use forward foreign exchange contracts for speculative or trading purposes.

     During fiscal 2001, 2000, and 1999, all foreign exchange contracts entered into by Actel met the criteria for designation as foreign currency cash flow hedges. Amounts recognized on the income statement for hedge ineffectiveness were not material in 2001, 2000, or 1999. At December 31, 2001 and 2000, Actel had no forward foreign exchange contracts outstanding.

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

     Revenue Recognition

     In accordance with SAB No. 101, revenue is recognized when there is evidence of an arrangement, delivery has occurred or services have been completed, the price is fixed or determinable, and collectability is assured. Revenue from product shipped to end customers is recorded when risk of loss and title passes to the customer. Revenue related to products shipped subject to customers' evaluation is recognized upon final acceptance. Shipments to distributors are made under agreements allowing certain rights of return and price protection on unsold merchandise. For that reason, Actel defers recognition of revenues and related cost of revenues on sales of products to distributors until such products are sold by the distributor and title transfers to the end user. Royalty income is recognized upon notice to Actel of the sale by others of products subject to royalties. Revenues generated by the Protocol Design Services organization are recognized as the services are performed.

     Actel records a provision for price adjustments on unsold merchandise shipped to distributors in the same period as the related revenues are recorded. If market conditions were to decline, Actel may need to take action with its distributors to ensure the sell-through of inventory already in the channel. These actions during a market downturn could result in incrementally greater reductions to net revenues than otherwise would be expected. Actel also records a provision for estimated sales returns on products shipped to end customers in the same period as the related revenues are recorded. The provision for sales returns is based on historical sales returns, analysis of credit memo data, and other known factors. If the historical data Actel uses to calculate these estimates does not properly reflect future returns, net revenues could be materially different.

     Research and Development

     Research and development expenditures are charged to expense as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Through December 31, 2001, software development has been completed concurrently with the establishment of technological feasibility and, as a result, Actel has charged all costs to research and development expense in the periods incurred.

     Stock-Based Compensation

     Actel accounts for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and Financial Standards Accounting Board (FASB) Interpretation
(FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, no compensation cost has been recognized for its fixed-cost stock option plans or its stock purchase plan. In Note 9, Actel provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock Based Compensation." Actel accounts for equity compensation issued to non-employees in accordance with EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25."

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. Actel bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results invariably differ from these estimates, and such differences could be material. In addition, if these estimates or their related assumptions change in the future, it could have a materially adverse effect on Actel's operating results.

2.   Balance Sheet Detail

                                                             December 31,
                                                      -------------------------
                                                        2001          2000
                                                      -----------   -----------
                                                            (in thousands)
 Accounts receivable:
    Trade accounts receivable....................    $     16,388  $     27,915
    Interest receivable..........................           1,699         2,411
    Allowance for doubtful accounts..............          (1,328)       (1,070)
                                                      -----------   -----------
                                                     $     16,759  $     29,256
                                                      ===========   ===========
 Inventories:
    Purchased parts and raw materials............    $      6,972  $      5,334
    Work-in-process..............................          26,670        11,443
    Finished goods...............................           2,696         8,726
                                                      -----------   -----------
                                                     $     36,338  $     25,503
                                                      ===========   ===========
 Property and equipment:
    Equipment....................................    $     57,888  $     50,190
    Furniture and fixtures.......................           2,431         2,371
    Leasehold improvements.......................           5,658         5,593
                                                      -----------   -----------
                                                           65,977        58,154
    Accumulated depreciation and amortization....         (51,312)      (46,017)
                                                      -----------   -----------
                                                      $    14,665   $    12,137
                                                      ===========   ===========

Depreciation  expense was  approximately  $7.0 million,  $7.4 million,  and $8.1
million  for  2001,  2000,  and  1999,   respectively,   and  is  included  with
amortization expense in the Consolidated Statement of Cash Flows.


                                                             December 31,
                                                      -------------------------
                                                          2001          2000
                                                      -----------   -----------
                                                            (in thousands)
Goodwill:
    Goodwill.......................................   $    53,613   $    51,561
    Less accumulated amortization..................       (16,433)       (4,741)
                                                      -----------   -----------
                                                      $    37,180   $    46,820
                                                      ===========   ===========
Other Assets:
    Prepaid long-term license fees.................   $     1,999   $     2,500
    Deferred compensation plan assets..............         2,082            --
    AutoGate Logic identifiable intangible assets..         2,950         2,950
    Prosys identifiable intangible assets..........           273           273
    GateField identifiable intangible assets.......         9,505         9,505
    Acquired patents...............................         1,842         1,692
    Strategic equity investments...................         2,198         2,198
    Non-current deferred tax asset (net of related
     deferred tax liability of $3,927 in 2001 and
     $5,067 in 2000)...............................         8,935         8,441
    Other..........................................           776           669
    Accumulated amortization expenses..............        (4,602)       (1,536)
                                                      -----------   -----------
                                                      $    25,958   $    26,692
                                                      ===========   ===========

     Amortization expense for goodwill and other acquisition related intangibles was approximately $14.8 million, $8.1 million, and $2.2 million for 2001, 2000, and 1999, respectively. Amortization expense from goodwill acquired in connection with the GateField, Prosys, and AutoGate Logic acquisitions was $11.7 million in 2001 compared with $4.2 million in 2000. Amortization expense from other acquisition-related intangible assets was $3.1 million in 2001 compared with $1.5 million in 2000. Additional goodwill was recognized during 2001 in connection with consideration issued to Prosys security holders upon the achievement of certain technological milestones specified in the Prosys purchase agreement. See Note 5 for further discussion of intangible assets acquired in connection with the GateField, Prosys, and AutoGate Logic acquisitions. From the third quarter of 1999 and through November 15, 2000, Actel held certain investments in GateField that were accounted for under the equity method of accounting. Amortization expense related to equity accounting for those investments was $2.4 million in 2000. On November 15, 2000, Actel acquired GateField and accounted for the transaction as a purchase. As a result, these previous investments in GateField were eliminated from "Other Assets" and included in the purchase price.

3.   Available-for-Sale Securities

     The following is a summary of available-for-sale securities at December 31, 2001 and 2000:

                                                                                Gross         Gross
                                                                              Unrealized    Unrealized    Estimated
                                                                   Cost         Gains         Losses     Fair Values
                                                               ------------  ------------  ------------  ------------
                                                                                   (in thousands)
December 31, 2001
Corporate bonds...........................................     $     41,926  $      1,085  $        (31)       42,980
Corporate preferred stock.................................            1,900            --            --         1,900
U.S. government securities................................           16,098           400           (37)       16,461
Floating rate notes.......................................            9,400            --            --         9,400
Municipal obligations.....................................           45,628           976            (3)       46,601
Weekly floater............................................               --            --            --            --
                                                               ------------  ------------  ------------  ------------
Total available-for-sale securities.......................          114,952         2,461           (71)      117,342
Less amounts classified as cash equivalents...............           (1,008)           --            --        (1,008)
                                                               ------------  ------------  ------------  ------------
Total short-term available-for-sale debt securities.......          113,944         2,461           (71)      116,334
                                                               ------------  ------------  ------------  ------------
Short-term marketable strategic equity investment.........            5,634            --        (1,045)        4,589
                                                               ------------  ------------  ------------  ------------
Total available-for-sale securities.......................     $    119,578  $      2,461  $     (1,116) $    120,923
                                                               ============  ============  ============  ============

December 31, 2000
Corporate bonds...........................................     $     54,139  $        600  $         --  $     54,739
U.S. government securities................................           18,160           210            --        18,370
Floating rate notes.......................................           10,600            --            --        10,600
Municipal obligations.....................................           44,156           215            (4)       44,367
Weekly floater............................................            3,000            --            --         3,000
                                                               ------------  ------------  ------------  ------------
Total available-for-sale securities.......................          130,055         1,025            (4)      131,076
Less amounts classified as cash equivalents...............               --            --            --            --
                                                               ------------  ------------  ------------  ------------
Total short-term available-for-sale debt securities.......          130,055         1,025            (4)      131,076
                                                               ------------  ------------  ------------  ------------
Short-term marketable strategic equity investments........              385            83            --           468
                                                               ------------  ------------  ------------  ------------
Total available-for-sale securities.......................     $    130,440  $      1,108  $         (4) $    131,544
                                                               ============  ============  ============  ============

     Actel also makes private equity investments for the promotion of business and strategic objectives. Non-marketable private equity investments are included in "Other Assets" and are valued at a cost of $2.2 million. See Note 1 for discussion of Actel's policy on accounting for investments and the manner in which fair values were determined. See Note 10 for discussion of Other Comprehensive Income/(Loss).

     The adjustments to net unrealized gains and (losses) on investments included as a separate component of shareholders' equity totaled approximately $0.1 million, ($15.3 million), and $15.9 million, net of taxes, for the years ended December 31, 2001, 2000, and 1999, respectively. The $15.3 million adjustment during 2000 was due to the liquidation of Actel's investment in Chartered. Realized gains were $0.4 million and $28.3 million during 2001 and 2000, respectively. Realized gains and losses during 1999 were not material. The realized gain of $28.3 million during 2000 was from the sale of Actel's investment in Chartered.

     The expected maturities of Actel's investments at December 31, 2001, are shown below. Expected maturities can differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Available-for-sale debt securities (in thousands):
   Due in less than one year...................................    $     43,343
   Due in one to five years....................................          59,581
   Due in five to ten years....................................           1,071
   Due after ten years.........................................          12,339
                                                                   ------------
                                                                   $    116,334
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

4.   Gain on Sale of Chartered Stock

     At December 31, 1999, Actel held an equity investment in Chartered Semiconductor Manufacturing Ltd. (Chartered), a semiconductor company located in Singapore that completed an initial public offering in the fourth quarter of 1999. Actel's investment in Chartered was less than 1% of the total equity of Chartered and was held as an available-for-sale investment. The Chartered investment was valued at its market value of $37.6 million at the end of 1999. During the second quarter of 2000, Actel sold all of its shares of Chartered common stock for a one-time gain of $28.3 million.

5.   Business Acquisitions

     GateField

     During 1998, Actel entered into a product marketing rights agreement with GateField Corporation (GateField) and made investments in GateField common stock and GateField convertible preferred stock, which were valued at cost. During 1999, Actel made additional investments in GateField, which resulted in Actel accounting for its investments in GateField under the equity method, commencing July 1, 1999. From July 1, 1999 through December 31, 1999, the impact of this was a $1.1 million charge to Actel's pre-tax income ($0.9 million included in amortization of goodwill and $0.2 million included in equity interest in net losses of equity method investee).

     On May 31, 2000, GateField and Actel announced the signing of a definitive agreement to merge. On November 15, 2000, the acquisition was completed and Actel paid cash consideration of $5.25 for each share of GateField common stock not already owned by Actel. From January 1, 2000, to November 15, 2000, Actel recorded charges of $4.8 million to pre-tax income under the equity method of accounting ($2.4 million included in amortization of goodwill and $2.4 million included in equity interest in net losses of equity method investee). GateField's results of operations are included in Actel's income statement for the period from November 15 to December 31, 2000, and succeeding years.

     The GateField acquisition was accounted for using the purchase method of accounting and the total purchase price was approximately $45.7 million. Actel paid total cash consideration of $24.0 million, or $5.25 per share, for the 4.6 million shares of GateField Common Stock not already owned by Actel. The net book value of Actel investments in GateField at November 15, 2000, is also included in the purchase price. These investments included 1.6 million shares of GateField common stock that Actel already owned, which had a net book value of $5.4 million; outstanding notes receivable from GateField, which had a net book value of $6.5 million; and the capitalized value of Actel's product marketing agreement with GateField, which had a net book value of $6.0 million. Actel also incurred $0.1 million of acquisition expenses, including financial advisory and direct transaction costs, which are included as a component of the purchase price.

     In accordance with FIN 44, all vested and unvested GateField employee stock options assumed by Actel are included in the purchase price for accounting purposes based on their fair value of $3.8 million as of the announcement date. The portion of the intrinsic value of the unvested options that will be deemed to be earned over the remaining vesting period (total value of $0.9 million) is allocated as part of the purchase price to unearned compensation and is being amortized to operating expenses over the remaining vesting period. The fair value of the options assumed was calculated based on the Black-Scholes option pricing model.

     In accordance with the provisions of APB Opinion No. 16, "Business Combinations," all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values as of November 15, 2000. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

Net tangible assets (liabilities) of GateField.................    $     (1,083)
In-process research and development............................           5,088
Acquired work-force............................................             475
Developed technology...........................................           5,808
Core Technology................................................           2,896
Tradename......................................................             326
Patents........................................................             976
Goodwill.......................................................          26,680
Unearned compensation costs....................................             922
Net deferred tax asset.........................................           3,647
                                                                   ------------
                                                                   $     45,735
                                                                   ============

     The purchase price allocation is preliminary and subject to change pending finalization of Actel's analysis regarding the realizability of the operating losses acquired in the GateField acquisition. A valuation allowance of $27.2 million was reflected in the purchase price allocation above due to the uncertainty surrounding the realizablity of these net operating loss carryforwards. Upon completion of this study, which is expected to occur in the first half of 2002, there could be material subsequent reclassification adjustments between deferred tax assets and goodwill from the GateField acquisition, if these acquired net operating losses become realizable.

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

     GateField commenced development efforts on the next-generation ProASIC product beginning in 2000. The development efforts included adding features, such as increased input-output speed, an improved programming mechanism, increasing the number of routing tracks and the number of available gates, and migrating the ProASIC technology from a 0.25-micron to a 0.22-micron manufacturing process. GateField had invested significant time and effort in developing this product family but, at the time of acquisition, it had not yet reached technological feasibility. At the time of the acquisition, GateField estimated the project was approximately 50% complete and would be complete in the first quarter of 2001. The percentage was based on GateField having expended
11.7 man-years prior to the acquisition and the need to expend an estimated 11.5 man-years following the acquisition to complete the product. Given that there was significant technological risk relating to the development of the next-generation ProASIC product and that not even the first-generation ProASIC product had generated any revenue, this product family met the definition of in-process technology and was classified as such.

     The fair value of the estimated discounted cash flows of the next-generation ProASIC was calculated to be $5.1 million on November 15, 2000. The fair value calculation was based on future cash flows anticipated in the years 2001 through 2005, with associated gross margin and expense levels as a percentage of revenues gradually improving to current Actel operating levels by 2003.

     Actel introduced the next-generation ProASIC product (ProASIC Plus) in January 2002, approximately one year later than estimated at the time of acquisition. The delay in introduction confirms the uncertainties that existed at the time of acquisition and supports the initial classification of the technology as IPRD. Management does not believe the delay had a material impact on the value attributed to the technology because no similar competing products were introduced and the marketability of the next-generation product was not materially diminished. Based on facts and circumstances currently known, management believes the value attributed to the IPRD is still materially valid.

     The value of the assembled workforce was estimated using a cost approach. This approach identifies the employees that would require significant cost to replace and train. This analysis then estimates the fully-burdened costs (locating, interviewing, and hiring) attributed to each employee. These costs are aggregated and tax-effected to estimate the value of the acquired workforce. The value assigned to the acquired workforce was $0.5 million, which Actel fully amortized on a straight-line basis over the estimated useful life of six months.

     The amounts attributed to developed technology and core technology were valued using the income approach described above with discount rates of 15% for developed technology and 20% for core technology. The value of core technology represents technology from previously discontinued products that can be applied to future revenue generating products. The value assigned to developed technology is based on technology that has achieved technological feasibility. The amounts assigned to developed and core technology, $5.8 million and $2.9 million, respectively, is being amortized on a straight-line basis over an estimated useful life of five years.

     The value assigned to tradename represents the value attributed to the ProASIC tradename owned by GateField. The relief from royalty methodology was utilized to value the tradename. This methodology assumes that the value of the asset equals the amount a third party would pay for the asset. Therefore, a revenue stream for the asset is estimated, and then an appropriate royalty rate is applied to the forecasted revenue to estimate the pre-tax income associated with the asset. The pre-tax income is then tax-effected to estimate the after-tax net income associated with the asset. Finally, the after-tax net income is discounted to the present value using an appropriate rate of return (20%) that considers both the risk of the asset and the associated cash flow estimates. Actel is amortizing the $0.3 million value assigned to the tradename on a straight-line basis over an estimated useful life of five years.

     To value the patent applications, the relief from royalty methodology described above was utilized using a 25% rate of return for present value discounting. Actel is amortizing the $1.0 million value assigned to the patent applications on a straight-line basis over an estimated useful life of five years.

     Goodwill, which represents the excess of the purchase price of GateField over the fair value of the underlying net identifiable assets, was amortized during 2001 based on a straight-line basis and an estimated useful life of five years. In accordance with SFAS No. 142, beginning with the first quarter of 2002, goodwill will no longer be amortized, but will instead be reviewed annually for impairment and adjusted to the extent that impairment exists. See
Note 1 for further discussion of the impact of adopting SFAS No. 142.

     Deferred tax assets and liabilities have been recorded to reflect the future benefits and obligations associated with the deductibility of GateField net operating loss carryforwards and the non-deductibility of amortization related to acquired goodwill and intangible assets. Approximately $3.7 million of net deferred tax assets were recorded as part of the purchase price.

     Prosys

     On June 2, 2000, Actel announced and completed the acquisition of Prosys Technology, Inc. (Prosys), a developer of embedded FPGA cores, in a transaction accounted for as a purchase. Total consideration for the Prosys acquisition was $24.5 million. In connection with the acquisition, Actel paid $6.9 million in cash and issued 220,518 shares of Actel common stock, at a value of $34.13 per share, for all outstanding shares of Prosys stock. The price per share of common stock was based on an average of five days closing market prices for Actel common stock during the period of June 1 through June 7, 2000. Actel assumed $0.1 million of liabilities and incurred $0.1 million of acquisition costs. Actel also assumed all outstanding Prosys options, all of which were vested. The outstanding options were estimated to have a fair value equal to $9.9 million (using the Black-Scholes option pricing model) and are included in the purchase price. Prosys's results of operations are included in Actel's income statement for the period from June 2 to December 31, 2000, and succeeding years.

     In accordance with the provisions of APB Opinion No. 16, all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

In-process research and development............................    $      5,558
Acquired work-force............................................             273
Patent applications............................................             349
Cash & other current assets....................................              57
Deferred tax liability.........................................            (249)
Goodwill.......................................................          18,534
                                                                   ------------
                                                                   $     24,522
                                                                   ============

     IPRD was identified and valued through extensive interviews and analysis of data provided by Prosys concerning developmental products, their stage of development, the time, cost, and resources needed to complete them, and associated risks. The income approach, as discussed above, and a discount rate of 25% was utilized in valuing the IPRD. At the date of acquisition, the in-process technology had no alternative future use and had not reached technological feasibility.

     As of the valuation date, Prosys had no developed products in the marketplace and was in the process of developing a 4x4 embedded block SRAM-based FPGA core and had planned an 8x8 embedded block SRAM-based FPGA core. These IP cores allow other semiconductor companies to embed functional blocks of programmable logic into their silicon designs. Prosys indicated that the 4x4 embedded block was expected to be completed in late 2000, following the development of key software features. The 8x8 embedded block core was estimated to require approximately six- to nine-months of additional development effort after the completion of the 4x4 embedded block core. The planned development time of six- to nine-months was based on leveraging the technology available from the 4x4 embedded block core. As of the valuation date, Prosys had incurred development costs of approximately $3.1 million related to the 4x4 embedded block core and estimated that an additional $1.3 million of research and development was required to complete the development of this product. Thus, the in-process 4x4 embedded block core was estimated to be approximately 70% complete. Since the 8x8 embedded block core will leverage technology from the 4x4 embedded block core in process, the 8x8 embedded block core was estimated to be 35% complete in its development. These products were in development at the time of acquisition and there was significant technological risk at that time related to completing development of these products. Accordingly, the 4x4 embedded block core and the 8x8 embedded block core were classified as in-process technology.

     The fair value of the estimated discounted cash flows of the Prosys in-process technology was calculated to be $5.6 million on June 2, 2000. The fair value calculation was based on future cash flows anticipated in the years 2000 through 2005, with associated gross margin and expense levels as a percentage of revenues gradually improving to current Actel operating levels by 2002.

     The 4x4 embedded block core was introduced in February 2001 as the VariCore Embedded Programmable Gate Array (EPGA) IP core. Due to the recent downturn in the semiconductor industry, revenues from VariCore EPGAs are materializing slower than anticipated. Given the low level of demand during 2001 for embedded cores, the development effort on the 8x8 embedded core was postponed. Development of the 8x8 embedded block core may resume when demand for embedded cores increases. Management does not believe that the delay of one quarter in the completion of the 4x4 embedded block core, the postponement of the development of the 8x8 embedded block core, or the delay in the realization of significant revenues from the VariCore EPGA technology are sufficient at this time to impact the values attributed to the IPRD, goodwill, and intangible assets. Based on facts and circumstances current known, the lack of any significant revenues is seen as a delay rather than a reduction in expected revenues, so management believes the value attributed to the IPRD is still materially valid.

     The value of the assembled workforce was estimated using a cost approach. Actel amortized the $0.3 million value assigned to the acquired workforce on a straight-line basis over the estimated useful life of six months.

     To value the patent applications, the relief from royalty methodology was utilized with a discount rate of 25%. Actel is amortizing the $0.3 million value assigned to the patent applications on a straight-line basis over an estimated useful life of five years.

     $18.5 million of goodwill, which represents the excess of the purchase price of Prosys over the fair value of the underlying net identifiable assets, was amortized during 2001 based on a straight-line basis and an estimated useful life of five years. In accordance with SFAS No. 142, beginning with the first quarter of 2002, goodwill will no longer be amortized, but will instead be reviewed annually for impairment and adjusted to the extent that impairment exists. See Note 1 for further discussion of the impact of adopting SFAS No. 142.

     During 2001, additional consideration of $1.7 million was issued to Prosys security holders. The additional consideration, which consisted of 54,290 shares of Actel common stock valued at $1.1 million and $0.6 million of cash, was issued to Prosys security holders pursuant to the achievement of certain technological milestones specified in the Prosys June 2000 purchase agreement, and was distributed to all shareholders of Prosys based on their relative equity interests at the date of acquisition. Accordingly, additional goodwill of $1.7 million was recorded during 2001.

     AutoGate Logic

     On December 21, 1999, Actel completed the acquisition of AutoGate Logic, Inc. (AutoGate Logic) in a transaction accounted for as a purchase. AutoGate Logic developed a wide range of very large scale integration development tools, including FPGA and custom integrated circuit place and route and timing analysis software. In connection with the acquisition, Actel issued 285,943 shares of common stock valued at $18.29 per share and assumed options exercisable for 89,057 shares of Actel common stock. The price per share of common stock was based on an average of five days closing market prices for Actel common stock during the period of October 1 through October 7, 1999, when the Agreement to acquire AutoGate Logic was announced. Amounts prepaid by Actel for a source code license and accounts receivable held by AutoGate Logic from Actel were netted to arrive at a total purchase price of $7.2 million.

     In accordance with provisions of APB Opinion No. 16, all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

In-process research and development............................    $        600
Completed technology...........................................           2,100
Assembled work force...........................................             200
Cash...........................................................             281
Deferred tax liability.........................................            (920)
Goodwill.......................................................           4,938
                                                                   ------------
                                                                   $      7,199
                                                                   ============

     The acquired completed technology, comprised of products that were already technologically feasible upon acquisition, includes product neutral software tools for place and route and architecture evaluation. Actel expects to amortize the acquired completed technology of approximately $2.1 million on a straight-line basis over an average estimated useful life of five years.

     The acquired assembled workforce consisted of employees from AutoGate Logic's engineering group. Actel amortized the value assigned to the assembled workforce of approximately $0.2 million on a straight-line basis over the estimated useful life of six months.

     Goodwill, which represents the excess of the purchase price of AutoGate Logic over the fair value of the underlying net identifiable assets, is being amortized on a straight-line basis over its estimated life of five years. In accordance with SFAS No. 142, beginning with the first quarter of 2002, goodwill will no longer be amortized, but will instead be reviewed annually for impairment and adjusted to the extent that impairment exists. See Note 1 for further discussion of the impact of adopting SFAS No. 142.

6.   Restructuring Charges

     During the second quarter of 1999, Actel completed a restructuring plan that resulted in a reduction in force along with the elimination of certain projects and non-critical activities. The total pretax restructuring charge for these activities amounted to $2.0 million. These measures were taken to reduce spending and sharpen Actel's focus on new product development.


                                                                               Restruc-                   Balance at
                                                                  Cash/         turing                     Dec. 31,
                         Description                            Non-Cash        Charge       Activity        1999
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

     Write-Off of Prepaid License was associated with the cancellation of a certain product and related development project. The product was eliminated from Actel's future revenue stream and therefore the license for the product had no future economic benefit to Actel.

     Abandoned Capital Assets consisted of the write-off of capitalized costs associated with a new building project that was abandoned and fixed assets no longer utilized by Actel that were scrapped. The abandonment of the building project and scrapping of the fixed assets were a direct result of the reduction in force and elimination of certain non-critical activities.

7.   Commitments

     Actel leases its facilities under non-cancelable lease agreements. The current primary facilities lease agreement expires in June 2003, with a five-year renewal option. The equipment lease terms are month-to-month. Actel's facilities and equipment leases are accounted for as operating leases and require Actel to pay property taxes, insurance and maintenance and repair costs. At December 31, 2001, Actel had no capital lease obligations. At December 31, 2000, Actel's capital lease obligations were not material.

     Actel has entered into non-cancelable licensing agreements with external software developers to enable Actel to include their proprietary technology in Actel design and programming software. The following represents contractual commitments associated with operating leases and royalty and licensing agreements:

                                                                        Payments Due by Period
                                                 --------------------------------------------------------------------
                                                                                                             2005
                                                     Total         2002          2003          2004       and later
                                                 ------------  ------------  ------------  ------------  ------------
Operating leases...........................      $      5,711  $      3,575  $      1,901  $        235  $         --
Royalty/licensing agreements...............            11,097         2,747         2,575         2,575         3,200
Total.......................................     $     16,808  $      6,322  $      4,476  $      2,810  $      3,200


At December 31, 2001, Actel also had a number of purchase commitments from wafer manufacturers for raw materials orders that were expected to be filled within ninety days. The wafer purchase commitments represent a normal level of outstanding orders and are not material.

     Rental expense under operating leases was approximately $4.4 million, $4.3 million, and $4.2 million for 2001, 2000, and 1999, respectively.

8.   Retirement Plan

     Effective December 10, 1987, Actel adopted a tax deferred savings plan for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Employees may elect at any time to have salary reduction contributions made to the plan.

     Actel may make contributions to the plan at the discretion of the Board of Directors. Actel made no contributions to the plan for 2001 and made contributions of $0.5 million and $0.4 million for 2000 and 1999, respectively. Contributions were based on net revenues and net income for the fiscal years. The contributions vest annually, retroactively from an eligible employee's date of hire, at the rate of 25% per year. In addition, contributions become fully vested upon retirement from Actel at age 65. There is no guarantee Actel will make any contributions to the plan in the future, regardless of its financial performance. If Actel, in its discretion, chooses to make a contribution again in the future, the amount could be higher or lower.

9.   Shareholders' Equity

     Stock Option Exchange Program

     Actel offered its United States employees the opportunity to cancel options that were outstanding on June 29, 2001, in exchange for the grant of a new stock option six months and one day later. Under the stock option exchange program, approximately 510,000 stock options were granted to employees at an exercise price of $19.91, the closing price of Actel common stock on December 31, 2001. The weighted average exercise price of the options cancelled in the stock option exchange program was $35.23.

     Stock Repurchase

     Actel authorized a stock repurchase program in September 1998 whereby up to 1,000,000 shares of Actel's common stock may be purchased from time to time in the open market at the discretion of management. An additional 1,000,000 shares were authorized for repurchase in 1999. During 2001 and 1999, Actel did not repurchase any common stock. During 2000, Actel repurchased 886,108 shares of common stock for $21.0 million. Actel reissues repurchased shares through its employee stock option and purchase plans.

     Stock Option Plans

     Actel has adopted stock option plans under which officers, employees, and consultants may be granted incentive stock options or nonqualified options to purchase shares of Actel's common stock. In connection with the acquisition of Prosys and GateField, Actel assumed the stock option plans of Prosys and GateField and the related options are incorporated in the amounts below. At December 31, 2001, 13,311,453 shares of common stock were reserved for issuance under these plans, of which 478,628 were available for grant. Actel's stock option plan provides that the aggregate number of shares that may be optioned and sold under the plan is increased annually on the first day of each fiscal year by such amount as is necessary to make the total number of shares available for grant under the option plan equal to 5% of Actel Common Stock issued and outstanding at the close of business on the last day of the immediately preceding fiscal year (Annual Replenishment). Following the Annual Replenishment on January 7, 2002, a total of 14,513,942 shares of Common Stock were reserved for issuance under the option plan, of which 1,681,117 shares were available for future option grants. Options granted to consultants in 2001, 2000, and 1999 were recorded at fair value using the Black-Scholes model in accordance with EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" and were not material.

     Actel has also adopted a Directors' Stock Option Plan, under which directors who are not employees of Actel may be granted nonqualified options to purchase shares of Actel's common stock. At December 31, 2001, 292,500 shares of common stock were reserved for issuance under such plan, of which 75,000 were available for grant.

     Actel grants stock options under its plans at a price equal to the fair value of Actel's common stock on the date of grant. Subject to continued service, options generally vest over a period of four years and expire ten years from the date of grant.

     The following table summarizes Actel's stock option activity and related information for the three years ended December 31, 2001:

                                              2001                        2000                        1999
                                   --------------------------  --------------------------  --------------------------
                                                   Weighted                    Weighted                    Weighted
                                                    Average                     Average                     Average
                                    Number of      Exercise     Number of      Exercise     Number of      Exercise
                                      Shares        Price         Shares        Price         Shares        Price
                                   ------------  ------------  ------------  ------------  ------------  ------------
Outstanding at January 1......        6,840,991  $      19.08     5,862,933  $      12.62     5,051,840  $      11.41
Granted.......................        2,472,715         21.21     3,264,468         26.44     2,339,561         14.34
Exercised.....................         (514,574)         9.86    (1,189,898)        10.49      (620,226)         9.94
Cancelled.....................       (1,290,840)        29.00    (1,096,512)        15.72      (908,242)        12.14
                                   ------------                ------------                ------------
Outstanding at December 31....        7,508,292  $      18.70     6,840,991  $      19.08     5,862,933  $      12.62
                                   ============                ============                ============

The following table summarizes information about stock options outstanding at December 31, 2001:

                                                                          December 31, 2001
                                                 --------------------------------------------------------------------
                                                           Options Outstanding                Options Exercisable
                                                 ----------------------------------------  --------------------------
                                                                Weighted
                                                                 Average
                                                                Remaining      Weighted                    Weighted
                                                                 Contract      Average                     Average
                                                  Number of        Life        Exercise     Number of      Exercise
           Range of Exercise Prices                 Shares      (in years)      Price         Shares        Price
--------------------------------------------     ------------  ------------  ------------  ------------  ------------
$   0.07 - 10.63............................          975,934          5.05  $       8.91       578,094  $       8.66
   10.88 - 13.06............................        1,116,783          5.91         12.16       866,879         12.06
   13.56 - 15.00............................          799,682          7.18         14.06       477,969         14.11
   15.13 - 19.91............................        1,059,501          8.91         18.66       274,089         17.16
   20.13 - 21.88............................          618,775          8.81         20.81       146,112         20.69
   21.90 - 21.90............................        1,032,323          9.56         21.90        14,375         21.90
   21.93 - 25.00............................          739,717          8.99         23.60       119,286         23.70
   26.06 - 27.13............................           81,750          8.89         26.26         6,670         27.13
   27.50....................................          764,245          8.12         27.50        84,467         27.50
   28.13 - 54.45............................          319,582          8.44         34.54        66,590         32.95
                                                 ------------                              ------------
                                                    7,508,292          7.77         18.70     2,634,531         14.35
                                                 ============                              ============

At December 31, 2000, 1,761,989 outstanding options were exercisable; and at December 31, 1999, 1,701,538 outstanding options were exercisable.

     Employee Stock Purchase Plan

     Actel has adopted an Employee Stock Purchase Plan (ESPP), under which eligible employees may designate not more than 15% of their cash compensation to be deducted each pay period for the purchase of common stock (up to a maximum of $25,000 worth of common stock in any year). At December 31, 2001, 3,019,680 shares of common stock were authorized for issuance under the ESPP. The ESPP is administered in consecutive, overlapping offering periods of up to 24 months each, with each offering period divided into four consecutive six-month purchase periods beginning August 1 and February 1 of each year. On the last business day of each purchase period, shares of common stock are purchased with employees' payroll deductions accumulated during the prior six months at a price per share equal to 85% of the market price of the common stock on the first day of the applicable offering period or the last day of the purchase period, whichever is lower. There were 223,311, 384,436, and 364,163 shares issued under the ESPP in 2001, 2000, and 1999, respectively, and 993,593 shares remained available for issuance at December 31, 2001.

     Pro Forma Disclosures

     Pro forma information regarding net income and net income per share is required by SFAS 123, which also requires that the information be determined as if Actel had accounted for its stock-based awards to employees granted subsequent to December 31, 1994, under the fair value method. The stock based awards consist of options and employee stock purchase rights. The fair value for these stock-based awards to employees was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for 2001, 2000, and 1999: risk-free interest rates of 4.06%, 6.13%, and 5.55%, respectively; no dividend yield; volatility factor of the expected market price of Actel's common stock of 67%, 65%, and 54%, respectively; and a weighted-average expected life for the options and employee stock purchase rights of four years and two years, respectively. The weighted-average fair value of options granted during 2001, 2000, and 1999 were $10.49, $15.07, and $7.17, respectively. The weighted-average fair value of employee stock purchase rights granted during 2001, 2000, and 1999 were $8.14, $6.64, and $5.76, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Actel's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of Actel's stock-based awards to employees.

     For purposes of pro forma disclosures, the estimated fair value of Actel's stock-based awards to employees is amortized to expense over the vesting period for options and during the purchase periods for employee stock purchase rights. Actel's pro forma information is as follows:

                                               Years Ended December 31,
                                       ----------------------------------------
                                           2001          2000          1999
                                       -----------   ------------  ------------
                                       (in thousands, except per share amounts)
Pro forma net income (loss).......     $    (19,712) $     31,597  $      9,186
Pro forma earnings per share:
   Basic..........................     $     (0.83)  $       1.35  $       0.42
   Diluted........................     $     (0.83)  $       1.22  $       0.41

The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.

10.  Comprehensive Income (Loss)

     The components of comprehensive income (loss), net of tax, are as follows:

                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2001          2000          1999
                                                                             ------------  ------------  ------------
                                                                                          (in thousands)
Net income (loss).......................................................     $     (4,701) $     41,445  $     17,638
Change in gain on available-for-sale securities, net of tax of $185 in
   2001, $172 in 2000, and $10,595 in 1999 .............................              276           853        15,892
Less reclassification adjustment for gains included in net income/(loss)             (220)      (16,163)           (9)
                                                                             ------------  ------------  ------------
Other comprehensive income (loss).......................................               56       (15,310)       15,883
                                                                             ------------  ------------  ------------
Total comprehensive income (loss).......................................     $     (4,645) $     26,135  $     33,521
                                                                             ============  ============  ============

Accumulated other comprehensive income for 2001, 2000, and 1999 is presented in the accompanying consolidated balance sheets, and consists of the accumulated net unrealized gain on available-for-sale securities.


11.  Tax Provision

     The tax provision/(benefit) consists of:

                                              Years Ended December 31,
                                       ----------------------------------------
                                          2001          2000          1999
                                       ------------  ------------  ------------
                                                   (in thousands)
Federal - current.................     $       (146) $     31,554  $     11,709
Federal - deferred................            1,917        (5,402)       (5,073)
State - current...................              (84)        5,078         1,720
State - deferred..................           (1,045)         (299)         (591)
Foreign - current.................              295           296           290
                                       ------------  ------------  ------------
                                       $        937  $     31,227  $      8,055
                                       ============  ============  ============

The tax provision reconciles to the amount computed by multiplying income before tax by the U.S. statutory rate as follows:


                                                                                           December 31,
                                                                             ----------------------------------------
                                                                                 2001          2000          1999
                                                                             ------------  ------------  ------------
                                                                                          (in thousands)
Provision/(benefit) at federal statutory rate                                $     (1,317) $     25,435  $      8,993
Change in valuation allowance...........................................             (440)         (440)         (440)
Tax exempt interest income..............................................             (910)       (1,050)         (770)
Federal research credits................................................           (1,100)       (1,600)       (1,031)
State taxes, net of federal benefit.....................................             (420)        3,106           734
Write-down of deferred tax asset due to state tax rate reduction........            1,044            --            --
Non-deductible impact of amortization of intangibles/investments........            4,092         3,183           341
Non-deductible impact of in-process research and development............               --         3,726           210
Other...................................................................              (12)       (1,133)           18
                                                                             ------------  ------------  ------------
Tax provision...........................................................     $        937  $     31,227  $      8,055
                                                                             ============  ============  ============

     Significant components of Actel's deferred tax assets and liabilities for federal and state income taxes are as follows:
                                                            December 31,
                                                     --------------------------
                                                         2001          2000
                                                     ------------  ------------
                                                           (in thousands)
Deferred tax assets:
        Depreciation.............................    $      2,228  $      1,968
        Deferred income..........................          10,243        17,159
        Intangible assets........................           4,422         4,994
        Inventories..............................           7,284         3,802
        Net operating losses of acquired
         companies...............................          34,139        34,714
        Other, net...............................           8,645         5,432
                                                     ------------  ------------
                                                           66,961        68,069
        Valuation allowance......................         (28,003)      (28,443)
                                                     ------------  ------------
                Net deferred tax assets..........    $     38,958  $     39,626
                                                     ============  ============
Deferred tax liabilities:
         Intangible assets.......................    $      3,927  $      5,067
                                                     ============  ============

     The valuation allowance declined by approximately $0.4 million during 2001 and 2000. Approximately $27.2 million of the valuation allowance at December 31, 2001 will be allocated to reduce goodwill or other non-current intangible assets from the acquisition of GateField when realized.

     Actel has a net operating loss carryforward as a result of the GateField acquisition of approximately $90 million, which will expire at various times beginning in 2006 and ending in 2020. In addition, Actel has California research and development and manufacturer's investment credits of approximately $0.8 million and $0.2 million, respectively, which will expire in 2006. Pre-tax income from foreign subsidiaries is immaterial.

12.  Segment Disclosures

     Actel operates in a single operating segment: designing, developing, and marketing FPGAs. FPGA sales accounted for 96% of net revenues for the end of the years ended December 31, 2001, 2000, and 1999. Actel also derives revenues from the sale of software and hardware systems, which are used to design and program FPGAs. In addition, Actel derives revenues from the performance of design services, including FPGA, ASIC, and system design; software development and implementation; and development of prototypes, first articles and production units. The Protocol Design Services organization, which Actel acquired from GateField in the third quarter of 1998, accounted for 1%, 2%, and 2% of net revenues for the years ended December 31, 2001, 2000, and 1999, respectively.

     Actel  markets its products in the United  States and in foreign  countries
through   its  sales   personnel,   independent   sales   representatives,   and
distributors. Actel's geographic sales are as follows:

                                                                Years Ended December 31,
                                   ----------------------------------------------------------------------------------
                                              2001                        2000                        1999
                                   --------------------------  --------------------------  --------------------------
                                                           (in thousands, except percentages)
United States.................     $     89,847       62%      $    153,847       68%      $    121,819       71%
Export:
     Europe...................           40,652       28             43,282       19             29,010       17
     Japan....................            6,630        4             16,561        7              9,562        6
     Other international......            8,430        6             12,729        6             11,270        6
                                   ------------  ------------  ------------  ------------  ------------  ------------
                                   $    145,559      100%      $    226,419      100%      $    171,661      100%
                                   ============  ============  ============  ============  ============  ============

     Actel generates a majority of its revenues from the sale of its products through distributors. As of December 31, 2001, Actel's principal distributors were Unique Technologies, Inc. (Unique) and Pioneer-Standard Electronics, Inc. (Pioneer). During 2001, Actel consolidated its distribution channel by terminating Arrow Electronics, Inc. (Arrow). The following table sets forth, for each of the last three years, the percentage of revenues derived from all customers accounting for 10% or more of net revenues in any of such years:


                                           2001          2000          1999
                                       ------------  ------------  ------------
Pioneer...........................          20%           13%           12%
Unique............................          19            15            13
Arrow.............................          13            17            16
Nortel Networks...................           2            11             9

     Actel estimates that sales of its products to customers in the communications market and the military and aerospace markets accounted for 49% and 26% of net revenues for 2001, respectively. Actel has experienced, and may again in the future experience, substantial period-to-period fluctuations in operating results due to conditions in the communications market or the general economy and no assurance can be given that future sales to customers in the military and aerospace industries will continue at current volume.

     Actel's property, plant and equipment are located primarily in the United States. Property, plant and equipment located outside of the United States is not material.

13.  Patent Infringement

     On March 29, 2000, Unisys Corporation (Unisys) brought suit in the United States District Court for the Northern District of California, San Jose Division (Court), against Actel seeking monetary damages and injunctive relief. Actel and Unisys orally agreed to settle the case on April 25, 2001, and executed a definitive written settlement agreement on June 29, 2001. The Court dismissed the case with prejudice on July 13, 2001. The settlement was immaterial to Actel's business, financial condition, and operating results.

     As is typical in the semiconductor industry, Actel has been and expects to be notified from time to time of claims that it may be infringing patents owned by others. During 2001, Actel held discussions regarding potential patent infringement issues with several third parties, some of which have significantly greater financial and intellectual property resources than Actel. When probable and reasonably estimable, Actel has made provision for the estimated settlement costs of claims for alleged infringement. The provision is based on an estimated royalty rate applied to shipments made in the periods and to or from the geographic areas under dispute. In the absence of facts or circumstances unique to a particular dispute, the royalty rate is estimated based on Actel's understanding of royalty rates other technology companies typically agree to pay in similar types of disputes. As it has in the past, Actel may obtain licenses under patents that it is alleged to infringe. While Actel believes that reasonable resolution will occur, there can be no assurance that these claims will be resolved or that the resolution of these claims will not have a materially adverse effect on Actel's business, financial condition, or results of operations. In addition, Actel's evaluation of the impact of these pending disputes could change based upon new information learned by Actel. Subject to the foregoing, Actel does not believe that any pending patent dispute is likely to have a materially adverse effect on Actel's business, financial condition, or results of operations.

14.  Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                                     Years Ended December 31,
                                                                             ----------------------------------------
                                                                                 2001          2000          1999
                                                                             ------------  ------------  ------------
                                                                                          (in thousands,
                                                                                     except per share amounts)
Basic:
Weighted-average common shares outstanding..............................           23,743        23,447        21,664
                                                                             ------------  ------------  ------------
Shares used in computing net income per share...........................           23,743        23,447        21,664
                                                                             ============  ============  ============
Net income (loss).......................................................     $     (4,701) $     41,445  $     17,638
                                                                             ============  ============  ============
Net income (loss) per share.............................................     $      (0.20) $       1.77  $       0.81
                                                                             ============  ============  ============
Diluted:
Weighted-average common shares outstanding..............................           23,743        23,447        21,664
Net effect of dilutive stock options, warrants, and convertible preferred
   stock - based on the treasury stock method...........................               --         2,786         1,394
                                                                             ------------  ------------  ------------
Shares used in computing net income per share...........................           23,743        26,233        23,058
                                                                             ============  ============  ============
Net income (loss).......................................................     $     (4,701) $     41,445  $     17,638
                                                                             ============  ============  ============
Net income (loss) per share.............................................     $      (0.20) $       1.58  $       0.76
                                                                             ============  ============  ============

     For 2001, Actel was in a net loss position and the inclusion of any stock options in the shares used for computing diluted net loss per share would have been anti-dilutive (reduced the loss per share). Therefore, approximately 1,381,000 common stock equivalent shares which would have been included if Actel had achieved a net income and 2,635,000 options which were excluded from the calculation because their inclusion would have had an anti-dilutive effect were excluded from the calculation to derive the net loss per share for 2001. Options outstanding under Actel's stock option plans to purchase approximately 361,000 and 218,000 shares of Actel common stock were excluded from the calculation to derive diluted income per share for the years 2000 and 1999, respectively, because their inclusion would have had an anti-dilutive effect.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS
ACTEL CORPORATION

We have audited the accompanying consolidated balance sheets of Actel Corporation as of December 31, 2001 and 2000, and the related consolidated
statements  of  operations,   shareholders'   equity  and  other   comprehensive
income/(loss), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Actel's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Actel Corporation at December, 31 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ ERNST & YOUNG LLP

San Jose, California
January 21, 2002