Form 10-K, Exhibit 13
period 2003-01-05
ACTEL CORP
filed 2003-04-07
CIK 907687

ACTEL CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)


                                                                       Years Ended December 31,
                                                   ------------------------------------------------------------------
                                                       2002          2001          2000          1999          1998
                                                   ----------    ----------    ----------    ----------    ----------
Consolidated Statements of Operations Data:
Net revenues...................................    $  134,368    $  145,559    $  226,419    $  171,661    $  154,427
Costs and expenses:
   Cost of revenues............................        52,935        62,210        84,680        66,387        61,642
   Research and development....................        39,349        38,172        36,599        32,338        31,220
   Selling, general, and administrative........        43,033        41,464        47,960        45,903        40,558
   Amortization of goodwill and other
     acquisition-related intangibles (1).......         2,724        14,757         8,056         2,226         1,185
   Restructuring charge (2)....................             -             -             -         1,963             -
   Purchased in-process research and
     development (3)...........................             -             -        10,646           600             -
                                                   ----------    ----------    ----------    ----------    ----------
         Total costs and expenses..............       138,041       156,603       187,941       149,417       134,605
                                                   ----------    ----------    ----------    ----------    ----------
Income (loss) from operations..................        (3,673)      (11,044)       38,478        22,244        19,822

Interest income and other, net of expense......         5,530         7,280         8,310         3,642         2,380
Losses on sales and write-downs of equity
   investments (4).............................        (3,707)            -             -             -             -

Gain on sale of Chartered common stock (5).....             -             -        28,329             -             -
                                                   ----------    ----------    ----------    ----------    ----------
Income (loss) before tax (benefit) provision
   and equity interest in net(loss) of equity
   method investee.............................        (1,850)       (3,764)       75,117        25,886        22,202
Equity interest in net (loss) of equity method
   investee (6)................................             -             -        (2,445)         (193)            -
Tax (benefit) provision........................        (1,925)          937        31,227         8,055         7,215
                                                   ----------    ----------    ----------    ----------    ----------
Net income (loss)..............................    $       75    $   (4,701)   $   41,445    $   17,638    $   14,987
                                                   ==========    ==========    ==========    ==========    ==========
Net income (loss) per share:
   Basic.......................................    $     0.00    $   (0.20)    $     1.77    $     0.81    $     0.71
                                                   ==========    =========     ==========    ==========    ==========
   Diluted.....................................    $     0.00    $   (0.20)    $     1.58    $     0.76    $     0.68
                                                   ==========    =========     ==========    ==========    ==========
Shares used in computing net income (loss)
   per share:
   Basic.......................................        24,302       23,743         23,447        21,664        21,251
                                                   ==========    =========     ==========    ==========    ==========
   Diluted.....................................        25,252       23,743         26,233        23,058        21,921
                                                   ==========    =========     ==========    ==========    ==========

                                ACTEL CORPORATION

                      (in thousands, except per share data)


                                                                          As of December 31,
                                                   ------------------------------------------------------------------
                                                       2002          2001          2000          1999          1998
                                                   ----------    ----------    ----------    ----------    ----------
 Consolidated Balance Sheet Data:
 Working capital............................       $  169,939    $  161,246    $  146,952    $  108,818    $   85,858
 Total assets...............................          293,321       290,082       312,434       259,211       179,708
 Total shareholders' equity.................          242,314       237,680       230,101       178,630       127,054

------------------------------------------------------------


     (1) Beginning in 2002, in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized but is subject to annual impairment tests and written down only when identified as impaired. The amortization expense of $2,724 recorded for 2002 represented the amortization of non-goodwill intangible assets with definite lives, which will continue to be amortized under SFAS No. 141 and 142. See
          Note 1 and Note 2 of Notes to Consolidated Financial Statements for further discussion of the impact of SFAS No. 142.


     (2) During the second quarter of 1999, we completed a restructuring plan that resulted in a reduction in force along with the elimination of certain projects and non-critical activities.

     (3) The 2000 expenses represent charges for in-process research and development arising from our acquisitions of Prosys Technology, Inc. ($5.6 million) and GateField Corporation ($5.0 million). The 1999 expense represents a charge for in-process research and development incurred in the fourth quarter of 1999 in connection with our acquisition of AutoGate Logic, Inc. See Note 5 of Notes to Consolidated Financial Statements for further discussion of these expenses.

     (4) During 2002, we realized losses on sales of a portion of our strategic equity investments in other companies and wrote down our remaining investments. See Note 3 of Notes to Consolidated Financial Statements for further discussion of the losses associated with the sale and write down of equity investments.

     (5) During the second quarter of 2000, we sold all of our shares of Chartered Semiconductor Manufacturing Ltd. common stock for proceeds of $39.0 million, resulting in a one-time gain of $28.3 million before tax. See Note 4 of Notes to Consolidated Financial Statements for further discussion of this gain.

     (6) Represents our equity share of net losses of GateField Corporation in accordance with the equity method of accounting prior to the purchase acquisition completed on November 15, 2000. See Note 5 of Notes to Consolidated Financial Statements for further discussion of this expense.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Actel Corporation and its consolidated subsidiaries are referred to as "we," "us," or "our."

     You should read the information in this Management's Discussion and Analysis of Financial Condition and Results of Operations with the Risk Factors at the end of Part I of our Annual Report on Form 10-K for 2002. {Forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are bracketed.} The Risk Factors could cause actual results to differ materially from those projected in the forward-looking statements.

     We design, develop, and market field programmable gate arrays (FPGAs) and supporting products and services. FPGAs are used by designers of communications, computer, consumer, industrial, military and aerospace, and other electronic systems to differentiate their products and get them to market faster. We are the leading supplier of FPGAs based on flash and antifuse technologies.

Results of Operations

     The following table sets forth certain financial data from the Consolidated Statements of Operations expressed as a percentage of net revenues:

                                                                                     Years Ended December 31,
                                                                               ------------------------------------
                                                                                 2002          2001          2000
                                                                               ---------    ---------     ---------
Net revenues............................................................         100.0%        100.0%        100.0%
Cost of revenues........................................................          39.4          42.7          37.4
                                                                               ---------    ---------     ---------
Gross margin............................................................          60.6          57.3          62.6
Research and development................................................          29.3          26.2          16.2
Selling, general, and administrative....................................          32.0          28.6          21.2
Amortization of goodwill and other acquisition-related intangibles......           2.0          10.1           3.6
Purchased in-process research and development...........................             -             -           4.6
                                                                               ---------    ---------     ---------
Income (loss) from operations...........................................          (2.7)         (7.6)         17.0
Interest income and other, net of expense...............................           4.1           5.0           3.7
Losses on sales and write-downs of equity investments...................          (2.8)            -             -
Gain on sale of Chartered common stock..................................             -             -          12.5
                                                                               ---------    ---------     ---------
Income (loss) before tax provision (benefit) and equity interest in net
    (loss) of equity method investee....................................          (1.4)         (2.6)         33.2
Equity interest in net (loss) of equity method investee.................             -             -          (1.1)
Tax (benefit) provision.................................................          (1.5)          0.6          13.8
                                                                               ---------    ---------     ---------
Net income (loss).......................................................           0.1%         (3.2)%        18.3%
                                                                               =========    =========     =========

     Our fiscal year ends on the first Sunday after December 30. Fiscal 2002 ended on January 5, 2003, fiscal 2001 ended on January 6, 2002, and fiscal 2000 ended on December 31, 2000. Fiscal 2001 was a 53 week fiscal year, rather than a normal 52 week fiscal year. For ease of presentation, December 31 has been indicated as the year end for all fiscal years.


     Net Revenues

     We derive our revenues primarily from the sale of FPGAs, which accounted for 96% of net revenues in 2002, 2001, and 2000. Non-FPGA revenues are derived from our Protocol Design Services organization, royalties, and the licensing of software and sale of hardware used to design and program our FPGAs.

     Net revenues in 2002 were $134.4 million, or 8% less than in 2001. This decline in net revenues was due principally to a decrease of 8% in the overall average selling price (ASP) of FPGAs. This decrease in the overall ASP was primarily driven by an increase in the percentage of FPGAs sold to customers serving the consumer/e-appliance and computing markets, which we estimate accounted for 17% of net revenues in 2002 compared with 6% in 2001. These devices tend to have lower ASPs and ship in higher volumes than devices sold to customers serving other markets. Unit shipments in 2002 were approximately flat compared with 2001.


     Net revenues in 2001 were 36% less than in 2000. This decline in net revenues was due principally to a decrease of 11% in the overall ASP of FPGAs and a decrease of 28% in unit shipments. The overall ASP decreased in 2001 because of a shift in the mix of products sold toward newer products, which in recent years have had lower ASPs than more mature products. Units shipped in 2001 were down due to lower customer demand across all market segments and geographic regions as the result of a general softening in the world economy, with the most notable decline in the communications market.

     Our distributors accounted for approximately 65% of our net revenues in 2002, compared with 68% in 2001 and 58% in 2000. Our North American distributors during 2002 were Unique Technologies, Inc. (Unique) and Pioneer-Standard Electronics, Inc. (Pioneer). On March 1, 2003, we consolidated our distribution channel by terminating our agreement with Pioneer, leaving Unique as our sole distributor in North America. The loss of Unique as a distributor could have a materially adverse effect on our business, financial condition, or results of operations. We also consolidated our distribution channel during 2001, when we terminated our agreement with Arrow Electronics, Inc. (Arrow). The following table sets forth the percentage of revenues derived from each customer that accounted for 10% or more of our net revenues in any of the last three years:


                                 2002          2001          2000
                                ------        ------        ------
Pioneer....................       26%           20%           13%
Unique.....................       22            19            15
Arrow......................        -            13            17
Nortel Networks............        1             2            11

We do not recognize revenue on product shipped to a distributor until the distributor resells the product to its customer.


     Sales to customers outside the United States accounted for 38% of net revenues in 2002, 38% in 2001, and 32% in 2000. The largest portion of export sales is to European customers, which accounted for 23% of net revenues in 2002, 28% in 2001, and 19% in 2000.

     We estimate that sales of our products to customers serving the communications and the military and aerospace markets accounted for more than half of net revenues in 2002, 2001, and 2000. We have experienced, and may again in the future experience, substantial period-to-period fluctuations in operating results due to conditions in each of these markets as well as in the general economy.

     Gross Margin


     Gross margin was 61% of net revenues in 2002, compared with 57% in 2001 and 63% in 2000. Gross margin was lower in 2001 than in 2002 and 2000 primarily because of higher inventory write-offs in 2001. Higher than normal inventory write-offs were made in 2001 as a result of higher inventory levels coupled with lower forecasted customer demand. Gross margin was favorably impacted by sell through of $3.2 million of inventory that was reserved in previous periods, a benefit of 2.4% to gross margin. Gross margin in 2002 was also favorably impacted by $0.6 million of excess accrual that was reversed for expenses related to items used in our products upon the settlement of disputed contractual obligations for amounts less than originally anticipated. Costs related to lower utilization of manufacturing capacity associated with lower net revenues and production levels contributed to the reduction in gross margin in both 2001 and 2002 compared with 2000.


     We seek to reduce costs by improving wafer yields, negotiating price reductions with suppliers, increasing the level and efficiency of our testing and packaging operations, achieving economies of scale by means of higher production levels, and increasing the number of die produced per wafer, principally by shrinking the die size of our products. No assurance can be given that these efforts will be successful. Our capability to shrink the die size of our FPGAs is dependent on the availability of more advanced manufacturing processes. Due to the custom steps involved in manufacturing antifuse and (to a lesser extent) flash FPGAs, we typically obtain access to new manufacturing processes later than our competitors using standard manufacturing processes.

     Research and Development (R&D)

     R&D expenditures were $39.3 million, or 29% of net revenues, in 2002 compared with $38.2 million, or 26% of net revenues, in 2001 and $36.6 million, or 16% of net revenues, in 2000.


     R&D expenditures in 2001 increased from 2000 primarily as a result of $1.3 million of incremental spending on our BridgeFPGA initiative. We announced the initiative during the second quarter of 2001 to address the input/output (I/O) problems created within the high-speed communications market by the proliferation of interface standards. The adoption of these interface standards has created the need for designers to implement bridging functions to connect incompatible interface standards. The remaining increase in R&D expenditures was due to spending on technologies acquired in our acquisitions of GateField Corporation (GateField), a developer of flash-based FPGA products, in November 2000 and of Prosys Technology (Prosys), a developer of SRAM-based embedded FPGA intellectual property cores (IP), in June 2000. R&D spending on the acquired technologies was included for all of 2001, but only part of 2000. We introduced the first logic core based on the SRAM technology of Prosys (our VariCore embeddable reprogrammable gate array (EPGA)) in 2001. Revenues from VariCore EPGAs have not materialized to date and the development of a more advanced VariCore EPGA has been postponed.

     Approximately half of the increase in R&D expenditures for 2002 compared with 2001 was due to additional incremental spending on the Bridge FPGA initiative during the first half of 2002. We introduced the first BridgeFPGA product, a high-speed antifuse FPGA with dedicated high-speed I/O circuits that can support multiple interface standards (our Axcelerator family of FPGAs), on July 1, 2002. During the second half of 2002, we realigned our product development strategies to focus resources on new products with the greatest anticipated return on investment. The development of subsequent BridgeFPGA products, which were expected to include embedded high-speed interface protocol controllers, has been postponed. As a consequence of this realignment, incremental spending on the BridgeFPGA initiative was halted and we expensed at that time masks and prototype wafer lots related to the next BridgeFPGA product. Approximately half of the increase in R&D expenditures in 2002 from 2001 was due to the expenses incurred for masks and prototype wafer lots.


     Our R&D consists of circuit design, software development, and process technology activities. We believe that continued substantial investment in R&D is critical to maintaining a strong technological position in the industry. Since our antifuse and flash FPGAs are manufactured using customized processes, our R&D expenditures will probably always be higher as a percentage of net revenues than that of our major competitors using standard manufacturing processes.

     Selling, General, and Administrative (SG&A)

     SG&A expenses in 2002 were $43.0 million, or 32% of net revenues, compared with $41.5 million, or 28% of net revenues in 2001 and $48.0 million, or 21% of net revenues, in 2000.


     SG&A expenses in 2001 declined by 14% compared with 2000 primarily as a result of lower selling expenses (primarily sales bonuses and outside sales commissions) associated with the 36% decrease in net revenues. These reductions were partially offset by an increase in SG&A headcount during 2001, mostly during the second half of the year. The headcount increase was in sales and marketing to support the introduction of our new products, the flash-based ProASIC Plus and antifuse-based Axcelerator FPGA families.


     SG&A expenses in 2002 increased by 4% compared with 2001 primarily due to an increase in SG&A headcount during 2002 and the full effect of the additional headcount added in 2001. The introduction and rollout of our ProASIC Plus and Axcelerator product families in 2002 also increased our sales and marketing costs. These increases were partially offset by lower selling expenses (primarily sales bonuses and outside sales commissions) associated with the 8% decrease in net revenues.

     Amortization of Goodwill and Other Acquisition-Related Intangibles

     Amortization of goodwill and other acquisition-related intangibles in 2002 was $2.7 million, compared with $14.8 million in 2001 and $8.1 million in 2000.

     The reduction of amortization from 2001 to 2002 was due to the implementation of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," at the beginning of fiscal 2002, which eliminated the amortization of goodwill. See Note 1 and Note 2 of Notes to Consolidated Financial Statements for further discussion of the impact of SFAS No. 142. In 2001, the portion of the amortization expense that related to goodwill amounted to $11.7 million.

     The increase in amortization from 2000 to 2001 was due to the timing of the Prosys acquisition, which was completed on June 2, 2002, and of the GateField acquisition, which was completed on November 15, 2000. Amortization of goodwill and other acquisition-related intangibles from the Prosys and GateField acquisitions were included for all of 2001 but only part of 2000 (from the date of acquisition).

     Purchased In-Process Research and Development Expenses (IPR&D)


     During 2001 and 2002, there were no acquisitions with IPR&D. IPR&D from the Prosys and GateField acquisitions in 2000 amounted to $10.6 million. The following table summarizes the significant assumptions underlying the valuations related to IPR&D at the time of the acquisitions in fiscal 2000.


                                                                            Percentage     Discount      Weighted
                                                                             Complete        Rate        Average
                                                                               at         Applied to     Cost of
                            2000                                 IPR&D     Acquisition       IPR&D       Capital
---------------------------------------------------------     -----------  -----------    ----------     ---------
                                                            (in thousands)
GateField................................................     $     5,048      50%           25%           16%
Prosys...................................................     $     5,598      53%           25%           16%


We believe that the amounts determined for IPR&D represented fair value and did not exceed the amounts an independent party would have paid for these projects at the time of acquisition.

          GateField

               In November 2000, we completed our acquisition of GateField in a transaction accounted for as a purchase. The IPR&D associated with this purchase resulted in a one-time charge of $5.0 million during the fourth quarter of 2000.

               IPR&D was identified and valued using the income approach through extensive interviews and analysis of data provided by GateField concerning developmental products, their stage of development, the time, cost, and resources needed to complete them, and associated risks. At the date of acquisition, the in-process technology had no alternative future use and was not ready for commercial production. Given that there was significant technological risk relating to the development of the next-generation ProASIC product and that not even the first-generation ProASIC product had generated any revenue, this product family was classified as in-process technology. {Based on our fair value estimation of future cash flows in the years 2001 through 2005, we estimated the fair value on November 15, 2000, of the next-generation ProASIC product to be $5.0 million.}

               The next-generation ProASIC Plus family was introduced in 2002, which corresponded with the date originally contemplated at the date of acquisition. {Based on our fair value estimation of future cash flows, we believe the value attributed to IPR&D is still materially valid.}

               Prosys

               In June 2000, we announced and completed our acquisition of Prosys in a transaction accounted for as a purchase. The IPR&D expense associated with this purchase resulted in a one-time charge of $5.6 million during the second quarter of 2000.

               IPR&D was identified through extensive interviews and analysis of data provided by Prosys concerning developmental products, their stage of development, the time, cost, and resources needed to complete them, and associated risks. The identified IPR&D was valued using the income approach. At the date of acquisition, the in-process technology had no alternative future use and had not reached technological feasibility. {Based on our fair value estimation of future cash flows in the years 2000 through 2005, we estimated the fair value on June 2, 2000, of the Prosys in-process technology to be $5.6 million.}

               The technology purchased from Prosys was developed into our VariCore EPGA, which was introduced in 2001. The economic environment during 2001 and 2002 was not favorable for the growth of market demand for programmable logic cores. Revenues from VariCore EPGAs have not materialized to date and the development of a more advanced VariCore EPGA has been postponed. {We continue to believe that a market for programmable logic cores will emerge and that our VariCore EPGA will be competitive. We do not believe that either the lack of revenues to date or the postponement of development of a more advanced embedded block core from the Prosys technology is sufficient at this time to impair the values we attributed to IPR&D, goodwill, and intangible assets. More particularly, based on our fair value estimation of future cash flows from the currently available EPGA product, we believe that the value attributed to IPR&D is still materially valid.}

     Interest Income and Other, Net of Expense

     Interest income and other, net of expenses, was $5.5 million in 2002, $7.3 million in 2001, and $8.3 million in 2000. The decrease in interest and other income experienced in 2002 compared with 2001 was primarily a result of lower interest rates, which was partially offset by higher cash balances in the fourth quarter of 2002. The decrease in 2001 from 2000 was due to a drop in amounts available for investment during the year as well as lower interest rates. The combined balance of cash, cash equivalents, and short-term investments was $133.8 million at the end of 2002, compared with $128.8 million at the end of 2001 and $140.8 million at the end of 2000. In addition, the amount available for investment during most of 2000 was significantly higher than the ending balance due to cash usage in the fourth quarter for the purchase of GateField ($24.0 million) and repurchase of our Common Stock ($21.0 million).

     Losses on Sales and Write-Downs of Equity Investments

     During 2002, we realized losses and recorded impairment write-downs totaling $3.7 million in connection with our strategic equity investments, which consisted of $1.6 million related to an investment in a publicly traded company and $2.1 million related to an equity investment in a private company. The $1.6 million of losses related to the investment in a publicly traded company is composed of $0.7 million of realized losses on shares sold during the first and second quarters of 2002 and $0.9 million of impairment write-downs recorded in the second and fourth quarters of 2002. These impairment write-downs were recorded as a result of declines in the market value of shares still held by us. The $2.1 million loss related to an equity investment in a private company consisted entirely of an impairment write-down that was recorded when the estimated fair value of the private company was determined to be below its carrying value after the private company received new financing in the fourth quarter of 2002 at a per share price significantly less than our initial investment. As of December 31, 2002, we had $0.3 million of strategic equity investments remaining on the balance sheet. See "Critical Accounting Policies",
Note 1, and Note 3 of Notes to Consolidated Financial Statements for further discussion of our policy for accounting for equity investments.


     Gain on Sale of Chartered Common Stock

     During the second quarter of 2000, we sold all 515,000 shares of Chartered Semiconductor Manufacturing Ltd. (Chartered) common stock that we owned for a one-time gain of $28.3 million.

     Equity Interest in Net Loss of Equity Method Investee

     Prior to our acquisition of GateField on November 15, 2000, we accounted for our investments in and agreements with GateField under the equity method of accounting. We began accounting for our equity interest in GateField under the equity method of accounting during the third quarter of 1999. We incurred charges of $2.4 million in 2000 and $0.2 million in 1999 for our equity interest in the net loss of GateField.

     Tax (Benefit)/Provision

     Our $1.9 million tax benefit for 2002 was based on the combined effects of a pre-tax loss and large R&D tax credits. Excluding the effect of certain acquisition-related charges and investment gains, our effective tax rate was 8.9% for 2001 and 31.3% for 2000. Significant components affecting the effective tax rate include federal R&D credits, income from tax-exempt securities, the state composite rate, and recognition of certain deferred tax assets subject to valuation allowances at the end of the preceding year.

Financial Condition, Liquidity, and Capital Resources


     Our total assets were $293.3 million at the end of 2002, compared with $290.1 million at the end of 2001. The increase in total assets was attributable principally to increases in cash, cash equivalents, short-term investments, accounts receivable, and property and equipment. The following table sets forth certain financial data from the consolidated balance sheets expressed as a percentage change from December 31, 2001, to December 31, 2002:


Cash, cash equivalents, and short-term investments...................................................         3.9%
Accounts receivable, net.............................................................................         5.1
Inventories..........................................................................................        (4.8)
Property and equipment, net..........................................................................        10.5
Goodwill, net........................................................................................       (13.6)
Other assets, net (primarily deferred income taxes and purchased intangible assets other than
  goodwill)..........................................................................................         4.7
Total assets.........................................................................................         1.1
Total current liabilities............................................................................        (2.6)
Total liabilities....................................................................................        (2.7)
Shareholders' equity.................................................................................         1.9

     Cash, Cash Equivalents, and Short-Term Investments


     Our cash, cash equivalents, and short-term investments were $133.8 million at the end of 2002, compared with $128.8 million at the end of 2001. This increase of $5.0 million from the end of 2001 was due primarily to $12.8 million of net cash provided by operating activities, as well as $9.4 million from the issuance of Common Stock under employee stock plans and $0.4 million from the repayment of a note receivable from an officer. These increases were partially offset by $8.8 million of property and equipment purchases, $7.9 million of Common Stock repurchases, and $0.9 million of marketable strategic equity investment impairment write-downs.


     The significant components within operating activities that provided cash during 2002 included $13.3 million from the net results for the year adjusted for non-cash items ($10.0 million of which relates to depreciation and amortization) and $2.6 million of tax benefit from exercise of stock options. The significant components within operating activities that resulted in a reduction of cash from operations in 2002 included $4.0 million of cash used in the reduction of accounts payable, accrued salaries and employee benefits, and other accrued liabilities.

     We meet all of our funding needs for ongoing operations with internally generated cash flows from operations and with existing cash and short-term investment balances. {We believe that existing cash, cash equivalents, and short-term investments, together with cash generated from operations, will be sufficient to meet our cash requirements for 2003.} A portion of available cash may be used for investment in or acquisition of complementary businesses, products, or technologies. Wafer manufacturers have at times demanded financial support from customers in the form of equity investments and advance purchase price deposits, which in some cases have been substantial. Should we require additional capacity, we may be required to incur significant expenditures to secure such capacity.

     The following represents contractual commitments associated with operating leases and royalty and licensing agreements as of December 31, 2002:

                                                                        Payments Due by Period
                                                   ------------------------------------------------------------------
                                                                                                            2006
                                                     Total          2003          2004          2005       and later
                                                   ----------    ----------    ----------    ----------    ----------
                                                                            (in thousands)

 Operating leases...........................       $    2,709    $    2,480    $      229    $        -    $        -
 Royalty/licensing agreements...............           17,940         5,508         5,609         6,198           625
                                                   ----------    ----------    ----------    ----------    ----------
 Total......................................       $   20,649    $    7,988    $    5,838    $    6,198    $      625
                                                   ==========    ==========    ==========    ==========    ==========



Subsequent to December 31, 2002, we signed a ten-year $27.4 million non-cancelable lease for our principal facilities and executive offices in Mountain View, California. This commitment is not included in the table. See
Note 14 (unaudited) of Notes to Consolidated Financial Statements for further discussion. At December 31, 2002, we also had a number of purchase commitments from wafer manufacturers for orders that were expected to be filled within ninety days. The wafer purchase commitments represent a normal level of outstanding orders, are not material and are not included in the table.


     We believe that the availability of adequate financial resources is a substantial competitive factor. To take advantage of opportunities as they arise, or to withstand adverse business conditions when they occur, it may become prudent or necessary for us to raise additional capital. We monitor the availability and cost of potential capital resources, including equity and debt, with a view toward raising additional capital on terms that are acceptable to us. No assurance can be given that additional capital would become available on acceptable terms if needed.

     Accounts Receivable

     Our net accounts receivable was $17.6 million at the end of 2002, compared with $16.8 million at the end of 2001. This increase was due primarily to increased shipments in the last quarter of 2002. Revenue was $34.1 million in the fourth quarter of 2002, compared with $32.1 million in the fourth quarter of 2001. Days sales outstanding remained stable at 44 days at the end of 2002, compared with 43 days at the end of 2001.

     Inventories


     Our net inventories were $34.6 million at the end of 2002, compared with $36.3 million at the end of 2001. Inventories decreased during 2002 due to significant reductions in the level of silicon wafers ordered from wafer suppliers during the year. Inventory days of supply decreased from 265 days at the end of 2001 to 234 days at the end of 2002. Since our FPGAs are manufactured using customized steps that are added to the standard manufacturing processes of our independent wafer suppliers, our manufacturing cycle is generally longer and hence more difficult to adjust in response to changing demands or delivery schedules. Accordingly, our inventory model will probably always be higher than that of our major competitors using standard processes.


     Property and Equipment


     Our net property and equipment was $16.2 million at the end of 2002, compared with $14.7 million at the end of 2001. We invested $8.8 million in property and equipment in 2002, compared with $9.5 million in 2001, to support the development and production of new products. Capital expenditures during the past two years have been primarily for engineering, manufacturing, and office equipment. Depreciation of property and equipment was $7.3 million in 2002, compared with $7.0 million in 2001. We also eliminated a reserve for property and equipment of $0.5 million, which resulted in a benefit to the income statement, after completing a full physical count of property and equipment that resulted in lower than expected asset write-offs.


     Goodwill


     Our net goodwill was $32.1 million at the end of 2002, compared with $37.2 million at the end of 2001. The reduction in net goodwill was due primarily to a balance sheet reclassification of $5.0 million from goodwill to deferred tax assets. {The goodwill was reclassified because we believe (based on a number of factors, including our estimate of future taxable income) that some net operating losses generated by GateField and valued at zero when we acquired GateField will be used by us to reduce taxes payable in the future.} See Note 5 of Notes to Consolidated Financial Statements for further discussion of adjustments to goodwill.

     Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. Historically and through the end of 2001, goodwill was amortized on a straight-line basis over its useful life. At the beginning of 2002, we adopted SFAS No. 142, which addresses the financial accounting and reporting standards for goodwill and other intangible assets subsequent to their acquisition. This standard requires that goodwill no longer be amortized, and instead be tested for impairment annually or more frequently if certain events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, we were required to perform a transitional impairment review related to the carrying value of goodwill as of the beginning of 2002. We completed our transitional impairment tests as of March 31, 2002, and our annual goodwill impairment tests as of December 31, 2002, and noted no impairment.

     The first step of the transitional and annual goodwill impairment tests consisted of a comparison of our fair value our book value, including goodwill. Our fair value was determined based on our total market capitalization, which we believe represents the best indicator of our fair value. Based on this first step analysis, we determined that our fair value was in excess of our book value. Accordingly, we were not required to proceed to the second step.


     Other Assets


     Our other assets were $25.9 million at the end of 2002, compared with $26.6 million at the end of 2001. The decrease was due primarily to $2.7 million amortization of identified intangible assets, a $2.1 million impairment write down on a strategic equity investment in a private company, and $0.5 million amortization of long-term license fees. These decreases were partially offset by an increase in deferred tax assets of $5.3 million.

     At December 31, 2002, we have definite lived intangible assets arising form prior business acquisitions with a net book value of $7.2 million, which are being amortized on a straight line basis over their estimated lives. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we recognize impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying value. Fair value is based on discounted cash flows using present value techniques identified in SFAS No. 144. Due to the postponement of the advanced EPGA core product and the lack of revenues to date in the embedded core market, we performed a SFAS No. 144 impairment review of the intangible assets we acquired from Prosys. {Based on our fair value estimation of undiscounted future cash flows from the currently available EPGA product, we believe that the intangible assets we acquired from Prosys are not impaired.} If these estimates or their related assumptions change in the future, it could result in lower estimated future cash flows that may not support the current carrying value of these assets, which would require us to record impairment charges for these assets.


     Current Liabilities

     Our total current liabilities were $49.1 million at the end of 2002, compared with $50.4 million at the end of 2001. The decrease was due principally to a reduction of $1.2 million for income tax payable. We recorded a tax benefit for 2002, resulting in no income tax payable at the end of 2002.

     Shareholders' Equity

     Shareholders' equity was $242.3 million at the end of 2002, compared with $237.7 million at the end of 2001. The increase included proceeds of $9.4 million from the sale of Common Stock under employee stock plans, $2.6 million of tax benefits arising from employee stock plans, and $0.4 million from repayment of a note-receivable from an officer. These increases were partially offset by stock repurchases of $7.9 million.

Employees

     At the end of 2002, we had 538 full-time employees, including 148 in marketing, sales, and customer support; 182 in R&D; 155 in operations; 16 in Protocol Design Services; and 37 in administration and finance. This compares with 521 full-time employees at the end of 2001, an increase of 3%. Net revenues were approximately $250,000 per employee for 2002, compared with approximately $279,000 for 2001. This represents a decrease of 10%.

Impact of Recently Issued Accounting Standards


     In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that the adoption of SFAS No. 146 will have a material impact on our financial position, operating results, or cash flows.


     In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21 (EITF00-21), "Revenue Arrangements with Multiple
Deliverables." EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The provisions of EITF 00-21 will apply to revenue arrangements entered in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF 00-21 to have a material impact on our financial position, operating results, or cash flows.


     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have a material impact on our financial position, operating results, or cash flows.


     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS 148 is effective for our year 2002 annual report and quarterly reports beginning with the first quarter 2003 interim report. Since we use the intrinsic value method for accounting for stock-based employee compensation, the adoption of this standard did not have a material impact on our financial position, operating results, or cash flows. See Note 1 of Notes to Consolidated Financial Statements for further discussion of our accounting for stock options and the pro-forma disclosures required by SFAS No. 148.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. We are currently reviewing our investment portfolio to determine whether any of our investee companies are variable interest entities. We do not expect to identify any variable interest entities that must be consolidated, but may be required to make additional disclosures. The maximum exposure of any investment that may be determined to be in a variable interest entity is limited to the amount invested.

Critical Accounting Policies and Estimates


     Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as those that are most important to the portrayal of our financial condition and results and also require us to make the most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based upon this definition, our most critical policies include: Inventories, Impairment of Investments in Other Companies, Intangible Assets and Goodwill, Income Taxes, and Legal Matters. These policies are discussed below, as well as the estimates and judgments involved. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. In addition, if these estimates or their related assumptions change in the future, it could result in material expenses being recognized on the income statement. We also have other key accounting policies, such as policies for Revenue and Accounts Receivable. These other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective or they are less likely to have a material impact on our reported results of operations for a given period.


          Inventories

          As of December 31, 2002, we had a net inventory balance of $34.6 million. We believe that a certain level of inventory must be carried to maintain an adequate supply of product for customers. This inventory level may vary based upon either orders received from customers or internal forecasts of demand for these products. Other considerations in determining inventory levels include the stage of products in the product life cycle, design win activity, manufacturing lead times, customer demands, strategic relationships with foundries, and competitive situations in the marketplace. Should any of these factors develop other than anticipated, inventory levels may be adversely and materially affected.


          We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future demand and market conditions. To address this difficult, subjective, and complex area of judgment, we apply a methodology that includes assumptions and estimates to arrive at the net realizable value. First, we identify any inventory that has been previously reserved in prior periods. This inventory remains reserved until sold, destroyed, or otherwise dispositioned. Second, our quality assurance personnel examine inventory line items that may have some form of obsolescence due to non-conformance with electrical and mechanical standards. Third, we assess the inventory not otherwise identified to be reserved against product history and forecasted demand, typically six months. Finally, we analyze the result of this methodology in light of the product life cycle, design win activity, and competitive situation in the marketplace to derive an outlook for consumption of the inventory and the appropriateness of the resulting inventory levels. If actual future demand or market conditions are less favorable than those we have projected, additional inventory write-downs may be required.

          Impairment of Investments in Other Companies

          We occasionally make equity investments in public or private companies for the promotion of business and strategic objectives. We monitor our equity investments for impairment on a periodic basis. In the event that the carrying value of the equity investment exceeds its fair value, and the decline in value is determined to be other than temporary, the carrying value is reduced to its current fair value.

          In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," if the decline in value below cost is determined to be other than temporary, the unrealized losses will be recorded as expense on the income statement in the period when that determination is made. In the absence of other overriding factors, we consider a decline in market value to be other than temporary when a stock has traded below book value for a consecutive six-month period. If an investment continues to trade below book value for more than six months, and mitigating factors such as general economic or industry specific trends are not present, the investment would be evaluated for impairment and written down to a balance equal to the estimated fair value at the time of impairment, with the amount of the write-down realized as expense on the income statement. During 2002, we held an investment in a publicly traded company that had traded below book value. Based on our assessment of industry trends, as well as the volatility and trading volumes of this equity security, we concluded that the declines in value at the end of the second and fourth quarters of 2002 were other than temporary. Accordingly, we recorded as expense, in accordance with SFAS No. 115, impairment write-downs of $0.5 million in the second quarter and $0.4 million in the fourth quarter. At the end of 2002, we continued to hold an investment in the publicly traded equity security with a market value of $0.2 million, which is included in short-term investments.

          At December 31, 2001, we held a strategic equity investment of $2.2 million in a private company located in the United Kingdom. Under our accounting policy, the carrying value of a non-marketable investment is the amount paid for the investment unless it has been determined to be other than temporarily impaired, in which case we write the investment down to its impaired value. We review all of our investments periodically for impairment; however, for non-marketable equity securities, the impairment analysis requires significant judgment. This analysis includes assessment of the investee's financial condition, the business outlook for its products and technology, its projected results and cash flows, the likelihood of obtaining subsequent rounds of financing, and the impact of any relevant contractual equity preferences held by us or others. If an investee obtains additional funding at a valuation lower than our carrying amount, we presume that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise (for example, if we hold contractual rights that give us a preference over the rights of other investors). During 2002, a sufficient market for the U.K. company's technology did not develop and additional financing was raised from an existing shareholder during the fourth quarter of 2002 to enable the company to continue operations. The market value of the company implied in the 2002 financing indicated significant impairment of our investment in the company. In accordance with our accounting policy, we wrote the investment down to $0.1 million, a balance equal to the estimated fair value of our investment in the company at the time of the financing. The $0.1 million balance is included on the balance sheet in other assets. The impairment write-down of $2.1 million was realized as an expense on the income statement in the fourth quarter of 2002.

          Intangible Assets and Goodwill

          During 1999 and 2000, we completed the acquisitions of AutoGate Logic, Inc., Prosys, and GateField, resulting in a significant amount of goodwill and identified intangible assets. Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. At December 31, 2002, we had $32.1 million of remaining net book value assigned to goodwill from those acquisitions and $7.2 million of remaining net book value assigned to identified intangible assets, such as patents and completed technology.


          Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. Historically and through the end of 2001, goodwill was amortized on a straight-line basis over its useful life. At the beginning of 2002, we adopted SFAS No. 142, which addresses the financial accounting and reporting standards for goodwill and other intangible assets subsequent to their acquisition. This standard requires that goodwill no longer be amortized, and instead, be tested for impairment annually, or more frequently if certain events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, we were required to perform a transitional impairment review related to the carrying value of goodwill as of the beginning of 2002. We completed our transitional impairment tests as of March 31, 2002, and our annual goodwill impairment tests as of December 31, 2002, and noted no impairment.

          The first step of the transitional and annual goodwill impairment tests consisted of a comparison of our fair value with our book value, including goodwill. Our fair value was determined based on our total market capitalization, which we believe represents the best indicator of our fair value. Based on this first step analysis, we determined that our fair value was in excess of our book value. Accordingly, we were not required to proceed to the second step.

          At December 31, 2002, we have definite lived intangible assets arising form prior business acquisitions with a net book value of $7.2 million, which are being amortized on a straight line basis over their estimated lives. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we recognize impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying value. Fair value is based on discounted cash flows using present value techniques identified in SFAS No. 144. Due to the postponement of the advanced EPGA core product and the lack of revenues to date in the embedded core market, we performed a SFAS No. 144 impairment review of the intangible assets we acquired from Prosys. {Based on our fair value estimation of undiscounted future cash flows from the currently available EPGA product, we believe that the intangible assets we acquired from Prosys are not impaired.} If these estimates or their related assumptions change in the future, it could result in lower estimated future cash flows that may not support the current carrying value of these assets, which would require us to record impairment charges for these assets.


          Income Taxes

          We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. We evaluate annually the realizability of our deferred tax assets by assessing our valuation allowance and, if necessary, we adjust the amount of such allowance. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

          At December 31, 2002, we had $66.1 million of gross deferred tax assets in excess of deferred tax liabilities. { Based on the factors cited above, including our forecast of future taxable income and limitations under Section 382 of the Internal Revenue Code, we determined at December 31, 2002, that it is more likely than not that $42.3 million of deferred tax assets will be realized.} This resulted in a valuation allowance of $23.8 million. In order to fully utilize the $42.3 million of deferred tax assets, taxable income in the amount of approximately $93 million must be earned in future periods. For proper valuation of deferred tax assets under SFAS No. 109 in situations where a company has incurred a three-year cumulative loss before taxes in recent years, significant negative evidence is considered to exist in the evaluation of the company's ability to generate future taxable income. In evaluating positive evidence available, expectations of future taxable income on an extended time horizon are rarely sufficient to overcome the negative evidence of recent cumulative losses. {Failure to achieve positive taxable income in 2003 would result in a cumulative three year loss before tax, which would result in significant negative evidence under SFAS No. 109 regarding the realizability of our of net deferred tax assets and probably result in additional tax provisions being recorded on the income statement in 2003.} Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, increased competition, a decline in sales or margins, loss of market share, delays in product availability, and technological obsolescence.


          Legal Matters

          As is typical in the semiconductor industry, we have been and expect to be notified from time to time of claims that we may be infringing patents owned by others. During 2002, we held discussions regarding potential patent infringement issues with several third parties. When probable and reasonably estimable, we have made provision for the estimated settlement costs of claims for alleged infringement. The provision is based on an estimated royalty rate applied to shipments made in the periods and to or from the geographic areas under dispute. In the absence of facts or circumstances unique to a particular dispute, the royalty rate is estimated based on our understanding of royalty rates other technology companies typically agree to pay in similar types of disputes. As we sometimes have in the past, we may obtain licenses under patents that we are alleged to infringe. While we believe that reasonable resolution will occur, there can be no assurance that these claims will be resolved or that the resolution of these claims will not have a materially adverse effect on our business, financial condition, or results of operations. In addition, our evaluation of the impact of these pending disputes could change based upon new information learned by us. {Subject to the foregoing, we do not believe that the resolution of any pending patent dispute is likely to have a materially adverse effect on our business, financial condition, or results of operations.}


          Revenues

          A significant portion of our revenue is derived from shipments to distributors. Shipments to distributors are made under agreements allowing certain rights of return and price adjustments on unsold merchandise. For that reason, we defer recognition of revenues and related cost of revenues on sales of our products to distributors until the products are resold by the distributor and title transfers to the end user.

          We record a provision for price adjustments on unsold merchandise shipped to distributors in the same period as the related revenues are recorded. If market conditions were to decline, we may need to take action with our distributors to ensure the sell-through of inventory already in the channel. These actions during a market downturn could result in incrementally greater reductions to net revenues than otherwise would be expected. We also record a provision for estimated sales returns on products shipped to end customers in the same period as the related revenues are recorded. The provision for sales returns is based on historical sales returns, analysis of credit memo data, and other factors. If the historical data we use to calculate these estimates does not properly reflect future return patterns, future net revenues could be materially different.

          Accounts Receivable

          As of December 31, 2002, we had an accounts receivable balance of $18.7 million, net of an allowance for doubtful accounts of $1.1 million. If sales levels were to increase, it is likely that the level of receivables would also increase. In the event that customers delay their payments to us, the levels of accounts receivable would also increase. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, outstanding invoices older than 90 days, and other factors. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Investment Market Risk

     As of December 31, 2002, our investment portfolio consisted primarily of corporate bonds, floating rate notes, and federal and municipal obligations. The principal objectives of our investment activities are to preserve principal, meet liquidity needs, and maximize yields. To meet these objectives, we invest excess liquidity only in high credit quality debt securities with average maturities of less than two years. We also limit the percentage of total investments that may be invested in any one issuer. Corporate investments as a group are also limited to a maximum percentage of our investment portfolio.

     Our debt security investments totaling $115.4 million at December 31, 2002, are subject to interest rate risk. An increase in interest rates could subject us to a decline in the market value of our investments. These risks are mitigated by our ability to hold these investments to maturity. A hypothetical 100 basis point increase in interest rates would result in a reduction of approximately $1.1 million in the fair value of our available-for-sale debt securities held at December 31, 2002.

     Our marketable equity securities totaling $0.2 million are subject to equity price risk. A decrease in equity prices of 10% would not result in any material decline in the market value of our marketable equity securities from the fair value at December 31, 2002.

     The potential changes noted above are based upon sensitivity analyses performed on our financial position and expected operating levels at December 31, 2002. Actual results may differ materially.

Other Risks

     Our operating results are subject to general economic conditions and a variety of risks characteristic of the semiconductor industry (including booking and shipment uncertainties, wafer supply fluctuations, and price erosion) or specific to us, any of which could cause our operating results to differ materially from past results. See the Risk Factors set forth at the end of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Quarterly Information

     The table on the next page presents certain unaudited quarterly results for each of the eight quarters in the period ended December 31, 2002. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and all necessary adjustments (consisting only of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and notes thereto. However, these quarterly operating results are not indicative of the results for any future period.



                                                                         Three Months Ended
                                      ---------------------------------------------------------------------------------------------
                                        Dec. 31,   Sep. 30,   Jun. 30,     Mar. 31,   Dec. 31,     Sep. 30,    Jun. 30,    Mar. 31,
                                          2002       2002       2002         2002       2001         2001        2001        2001
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                           (unaudited, in thousands except per share amounts)

Statements of Operations Data:
Net revenues.......................   $  34,103   $  32,912   $  34,293   $  33,060   $  32,059   $  32,006   $  36,460   $  45,034
Gross profit.......................      20,591      19,229      21,337      20,276      19,567      16,734      18,888      28,160
Income (loss) from operations......        (951)     (1,587)       (282)       (853)     (4,086)     (6,188)     (4,233)      3,463
Net income (loss)..................      (1,831)      1,107         404         395      (2,531)     (2,334)     (2,631)      2,795
Net income (loss) per share:
   Basic...........................   $   (0.08)   $   0.05   $    0.02   $    0.02   $   (0.11)   $  (0.10)   $  (0.11)   $   0.12
                                      =========    ========   =========   =========   =========    ========    ========    ========
   Diluted*........................   $   (0.08)   $   0.04   $    0.02   $    0.02   $   (0.11)   $  (0.10)   $  (0.11)   $   0.11
                                      =========    ========   =========   =========   =========    ========    ========    ========
Shares used in computing net income
   (loss) per share:
   Basic...........................      24,126      24,531      24,382      24,170      23,987      23,852      23,642      23,472
                                      =========    ========   =========   =========   =========    ========    ========    ========
   Diluted*........................      24,126      24,959      26,036      25,388      23,987      23,852      23,642      25,126
                                      =========    ========   =========   =========   =========    ========    ========    ========

---------------------------------------


     * For the second through fourth quarters of 2001 and the fourth quarter of 2002, we incurred quarterly net losses and the inclusion of stock options in the shares used for computing diluted earnings per share would have been anti-dilutive and reduced the loss per share. Accordingly, all Common Stock equivalents (such as stock options) have been excluded from the shares used to calculate diluted earnings per share for these respective periods.


                                                                         Three Months Ended
                                      ---------------------------------------------------------------------------------------------
                                        Dec. 31,   Sep. 30,   Jun. 30,     Mar. 31,   Dec. 31,     Sep. 30,    Jun. 30,    Mar. 31,
                                          2002       2002       2002         2002       2001         2001        2001        2001
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
As a Percentage of Net Revenues:
Net revenues.......................       100.0%      100.0%      100.0%      100.0%     100.0%       100.0%      100.0%      100.0%
Gross profit.......................        60.4        58.4        62.2        61.3       61.0         52.3        51.8        62.5
Income (loss) from operations......        (2.8)       (4.8)       (0.8)       (2.6)     (12.7)       (19.3)      (11.6)        7.7
Net income (loss)..................        (5.4)        3.4         1.2         1.2       (7.9)        (7.3)       (7.2)        6.2


                                ACTEL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                                                                  December 31,
                                                                                           --------------------------
                                                                                                 2002          2001
                                                                                           ------------  ------------
                                     ASSETS
Current assets:
   Cash and cash equivalents...........................................................    $     18,207  $      7,912
   Short-term investments..............................................................         115,622       120,923
   Accounts receivable, net............................................................          17,615        16,759
   Inventories, net....................................................................          34,591        36,338
   Deferred income taxes...............................................................          28,054        25,471
   Prepaid expenses and other current assets...........................................           4,968         4,251
                                                                                           ------------  ------------
         Total current assets..........................................................         219,057       211,654
Property and equipment, net............................................................          16,204        14,665
Goodwill, net..........................................................................          32,142        37,180
Other assets, net......................................................................          25,918        26,583
                                                                                           ------------  ------------
                                                                                           $    293,321  $    290,082
                                                                                           ============  ============
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable....................................................................    $     11,500  $     10,129
   Accrued salaries and employee benefits..............................................           7,280         7,822
   Other accrued liabilities...........................................................           3,879         5,699
   Deferred income on shipments to distributors........................................          26,459        26,758
                                                                                           ------------  ------------
         Total current liabilities.....................................................          49,118        50,408
Deferred compensation plan liability...................................................           1,889         1,994
                                                                                           ------------  ------------
         Total liabilities.............................................................          51,007        52,402
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.001 par value; 5,000,000 shares authorized; 1,000,000 issued and
     converted to common stock; and none outstanding...................................               -             -
   Common stock, $.001 par value; 55,000,000 shares authorized; 24,176,540 and
     24,055,949 shares issued and outstanding at December 31, 2002 and 2001,
     respectively......................................................................              24            24
   Additional paid-in capital..........................................................         168,428       162,324
   Retained earnings ..................................................................          73,290        75,207
   Note receivable from officer .......................................................              --          (368)
   Unearned compensation cost .........................................................            (179)         (314)
   Accumulated other comprehensive income .............................................             751           807
                                                                                           ------------  ------------
         Total shareholders' equity....................................................         242,314       237,680
                                                                                           ------------  ------------
                                                                                           $    293,321  $    290,082
                                                                                           ============  ============

                                ACTEL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)


                                                                                     Years Ended December 31,
                                                                               --------------------------------------
                                                                                  2002          2001          2000
                                                                               ----------    ----------    ----------
Net revenues............................................................       $  134,368    $  145,559    $  226,419
Costs and expenses:
   Cost of revenues.....................................................           52,935        62,210        84,680
   Research and development.............................................           39,349        38,172        36,599
   Selling, general, and administrative.................................           43,033        41,464        47,960
   Amortization of goodwill and other acquisition-related intangibles               2,724        14,757         8,056
   Purchased in-process research and development........................                -             -        10,646
                                                                               ----------     ---------    ----------
         Total costs and expenses.......................................          138,041       156,603       187,941
                                                                               ----------     ---------    ----------
Income (loss) from operations...........................................           (3,673)      (11,044)       38,478
Interest income and other, net of expense...............................            5,530         7,280         8,310
Losses on sales and write-downs of equity investments...................           (3,707)            -             -
Gain on the sale of Chartered common stock..............................                -             -        28,329
                                                                               ----------     ---------    ----------
Income (loss) before tax (benefit) provision and equity interest in net
   (loss) of equity method investee.....................................           (1,850)       (3,764)       75,117
Equity interest in net (loss) of equity method investee.................               --            --        (2,445)
Tax (benefit) provision.................................................           (1,925)          937        31,227
                                                                               ----------    ----------    ----------
Net income (loss).......................................................       $       75    $   (4,701)   $   41,445
                                                                               ==========    ==========    ==========
Net income (loss) per share:
   Basic................................................................       $     0.00    $    (0.20)   $     1.77
                                                                               ==========    ==========    ==========
   Diluted..............................................................       $     0.00    $    (0.20)   $     1.58
                                                                               ==========    ==========    ==========
Shares used in computing net income (loss) per share:
   Basic................................................................           24,302        23,743        23,447
                                                                               ==========    ==========    ==========
   Diluted..............................................................           25,252        23,743        26,233
                                                                               ==========    ==========    ==========

                                ACTEL CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      AND OTHER COMPREHENSIVE INCOME/(LOSS)
                      (in thousands, except share amounts)


                                                                                              Notes                    Accumulated
                                                        Additional              Receivable  Unearned       Other         Total
                                               Common    Paid-In    Retained      From     Compensation Comprehensive  Shareholders'
                                               Stock     Capital    Earnings     Officer      Cost         Income        Equity
                                              -------  ----------  ---------    ----------  -----------  ------------   -----------

Balance at December 31, 1999................. $   22   $  110,146  $  52,401    $        -  $         -  $     16,061  $    178,630
                                              =======  ==========  =========    ==========  ===========  ============   ===========
Net income...................................       -           -     41,445             -            -             -        41,445
 Other comprehensive income (loss):
   Change in unrealized gain (loss)
     on investments..........................       -           -          -             -            -       (15,310)      (15,310)
                                                                                                                         -----------
   Comprehensive income (loss)...............                                                                                26,135

 Issuance of 1,574,334 shares of common stock
   under employee stock plans................        2     16,363          -          (368)           -             -        15,997
Repurchase of common stock..................        (1)    (7,077)   (13,938)            -            -             -       (21,016)
Issuance of 220,518 shares of common stock for
   purchase of Prosys........................        -      7,525          -             -            -             -         7,525
Assumption of stock options in connection with
   acquisitions of GateField and Prosys
   including unearned compensation expense for
   those options..............................       -     13,665          -             -         (922)            -        12,743
Tax benefit from exercise of stock options....       -     10,087          -             -            -             -        10,087
                                               -------  ---------   --------    ----------  -----------  ------------  ------------
Balance at December 31, 2000.................. $    23  $ 150,709   $ 79,908    $     (368) $      (922) $        751  $    230,101
                                               =======  =========   ========    ==========  ===========  ============  ============

                                ACTEL CORPORATION
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
                        OTHER COMPREHENSIVE INCOME/(LOSS)
                                   (Continued)
                      (in thousands, except share amounts)

                                                                                                                      Accumulated
                                                        Additional              Receivable  Unearned       Other         Total
                                               Common    Paid-In    Retained      From     Compensation Comprehensive  Shareholders'
                                               Stock     Capital    Earnings     Officer      Cost         Income        Equity
                                               ------  ----------  ---------    ----------  -----------  ------------   -----------

Balance at December 31, 2000.................. $   23  $  150,709  $  79,908    $     (368) $     (922)  $        751  $    230,101
                                               ======  ==========  =========    ==========  ==========   ============  ============
Net loss......................................      -           -     (4,701)            -           -              -        (4,701)
Other comprehensive income (loss):
   Change in unrealized gain (loss)
     on investments...........................      -           -          -             -           -             56            56
                                                                                                                       ------------
   Comprehensive income (loss)................                                                                               (4,645)

Issuance of 670,499 shares of common stock
   under employee stock plans, net of
   repurchases................................      1       7,675          -             -            -             -         7,676
Issuance of 54,290 shares to Prosys security
   holders in connection with achievement of
   technological milestones...................      -       1,132          -             -            -             -         1,132
Issuance of stock options to consultant.......      -         116          -             -            -             -           116
Amortization of unearned compensation cost....      -           -          -             -          225             -           225
Purchase price adjustment related to GateField
   employees' unvested stock options
   originally assumed in connection with the
   GateField acquisition......................      -           -          -             -          383             -           383
Tax benefit from exercise of stock options....      -       2,692          -             -            -             -         2,692
                                               -------  ---------  ---------    ----------   ----------   -----------   -----------
Balance at December 31, 2001.................. $    24  $ 162,324  $  75,207    $     (368)  $     (314)  $       807   $   237,680
                                               =======  =========  =========    ==========   ==========   ===========   ===========

                                ACTEL CORPORATION
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
                        OTHER COMPREHENSIVE INCOME/(LOSS)
                                   (Continued)
                      (in thousands, except share amounts)

                                                                                                                      Accumulated
                                                        Additional              Receivable  Unearned        Other         Total
                                               Common    Paid-In    Retained      From     Compensation Comprehensive  Shareholders'
                                               Stock     Capital    Earnings     Officer      Cost         Income        Equity
                                               ------  ----------  ---------    ----------   -----------  -----------   -----------

Balance at December 31, 2001.................. $   24  $  162,324  $  75,207    $     (368)  $      (314) $       807  $    237,680
                                               ======  ==========  =========    ==========   ===========  ===========  ============
Net income....................................      -           -         75             -             -            -            75
Other comprehensive income (loss):
   Change in unrealized gain (loss)
     on investments...........................      -           -          -             -             -          (56)          (56)
                                                                                                                       ------------
   Comprehensive income (loss)................                                                                                   19
Repayment of note-payable from officer........      -           -          -           368             -            -           368

Issuance of 784,073 shares of common stock
   under employee stock plans.................      -       9,430          -             -             -            -         9,430
Repurchase of 663,482 shares of common stock..      -      (5,907)    (1,992)            -             -            -        (7,899)
Amortization of unearned compensation cost....      -           -          -             -           135            -           135
Tax benefit from exercise of stock options....      -       2,581          -             -             -            -         2,581
                                               ------  ----------  ---------    ----------  ------------  ------------  -----------
Balance at December 31, 2002.................. $   24  $  168,428  $  73,290    $        -  $       (179) $        751  $   242,314
                                               ======  ==========  =========    ==========  ============  ============  ===========


                                ACTEL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                     Years Ended December 31,
                                                                               --------------------------------------
                                                                                   2002          2001          2000
                                                                               ----------    ----------    ----------
Operating activities:
    Net income (loss)...................................................       $       75    $   (4,701)   $   41,445
    Adjustments to reconcile net income (loss) to net cash provided by
       (used in) operating activities:
       Depreciation and amortization....................................           10,012        21,755        15,463
       Stock compensation cost recognized...............................              135           341             -
       Impairment of equity investments.................................            3,041             -             -
       Gain on sale of Chartered stock..................................                -             -       (28,329)
       Purchased in-process research and development....................                -             -        10,646
       Equity interest in net loss of equity method investee............                -             -         2,445
       Changes in operating assets and liabilities:
          Accounts receivable...........................................             (856)       12,497        (6,609)
          Inventories...................................................            1,747       (10,835)         (179)
          Deferred income taxes.........................................              104           (47)         (384)
          Prepaid expenses and other current assets.....................              246           237        (5,466)

          Accounts payable, accrued salaries and employee benefits, and
              other accrued liabilities.................................           (4,002)      (14,109)        6,573
          Tax benefits from exercise of stock options...................            2,581         2,692        10,087
          Deferred income on shipments to distributors..................             (299)      (18,100)        4,464
                                                                               ----------    ----------    ----------
    Net cash provided by (used in) operating activities.................           12,784       (10,270)       50,156
Investing activities:
    Purchases of property and equipment.................................           (8,827)       (9,526)       (6,173)
    Purchases of available-for-sale securities..........................         (177,473)     (135,016)     (396,325)
    Sales and maturities of available for sale securities...............          181,763       145,878       367,835
    Cash paid in business acquisitions..................................                -             -       (30,853)
    Issuance of notes receivable from GateField prior to acquisition ...                -             -        (7,000)
    Cash received from sale of Chartered stock..........................                -             -        39,009
    Changes in other long term assets...................................              149           (96)       (7,303)
                                                                               ----------    ----------    ----------
    Net cash provided by (used in) investing activities.................           (4,388)        1,240       (40,810)
Financing activities:
    Repayment of note-receivable from officer...........................              368             -             -
    Common stock issuance under employee stock plans....................            9,430         7,676        15,997
    Repurchase of common stock..........................................           (7,899)            -       (21,016)
                                                                               ----------    ----------    ----------
    Net cash provided by (used in) financing activities.................            1,899         7,676        (5,019)
Net increase (decrease) in cash and cash equivalents....................           10,295        (1,354)        4,327
Cash and cash equivalents, beginning of year............................            7,912         9,266         4,939
                                                                               ----------    ----------    ----------
Cash and cash equivalents, end of year..................................       $   18,207    $    7,912    $    9,266
                                                                               ==========    ==========    ==========

                                ACTEL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                 (in thousands)

                                                                                     Years Ended December 31,
                                                                               --------------------------------------
                                                                                   2002          2001          2000
                                                                               ----------    ----------    ----------
Supplemental disclosures of cash flow information and non-cash investing and financing activities:
Cash (received)/paid during the year for taxes..........................       $     (157)   $      473    $   32,989
Issuance of common stock for acquisitions...............................                -         1,132        17,389
Receipt of note receivable from officer.................................                -             -           368

                                ACTEL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





1.   Organization and Summary of Significant Accounting Policies

     Actel Corporation (Actel or us, we, or our) was incorporated under the laws of California on October 16, 1985. We design, develop, and market field programmable gate arrays (FPGAs) and supporting products and services. Net revenues from the sale of FPGAs accounted for 96% of our net revenues in 2002, 2001, and 2000. Our Protocol Design Services organization accounted for 1% of our net revenues in 2002 and 2001 and 2% in 2000. Royalties and the licensing of software and sale of hardware that are used to design and program FPGAs accounted for 3% of our net revenues in 2002 and 2001 and 2% in 2000.

     FPGAs are integrated circuits that adapt the processing and memory capabilities of electronic systems to specific applications. FPGAs are used by designers of communications, computer, consumer, industrial, military and aerospace, and other electronic systems to differentiate their products and get them to market faster. We are the leading supplier of FPGAs based on flash and antifuse technologies. See Note 11 for information on our sales by geographic area.

     Advertising and Promotion Costs

     Our policy is to expense advertising and promotion costs as they are incurred. Our advertising and promotion expenses were approximately $3.7 million in 2002, $3.8 million in 2001, and $3.9 million in 2000.

     Basis of Presentation

     The consolidated financial statements include the accounts of Actel Corporation and our wholly owned subsidiaries. We use the U.S. Dollar as the functional currency in our foreign operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Our fiscal year ends on the first Sunday after December 30. Fiscal 2002 ended on January 5, 2003; fiscal 2001 ended on January 6, 2002; and fiscal 2000 ended on December 31, 2000. Fiscal 2001 was a 53 week fiscal year, rather than a normal 52 week fiscal year. For ease of presentation, December 31 has been indicated as the year end for all fiscal years.

     Cash Equivalents and Investments

     For financial statement purposes, we consider all highly liquid debt instruments with insignificant interest rate risk and a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of cash deposits in money market funds that are available for withdrawal without restriction. Short-term investments consist principally of federal, state, and local municipal obligations. See Note 3 for further information regarding short-term investments.

                                ACTEL CORPORATION

     We account for our investments in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We determine the appropriate classification of debt securities at the time of purchase and re-evaluate such designation as of each balance sheet date. At December 31, 2002, all debt securities are designated as available-for-sale. We also make equity investments for the promotion of business and strategic objectives. The marketable portion of these strategic investments is included in short-term investments at their market value of $0.2 million on December 31, 2002, and is designated as available-for-sale. Non-marketable equity investments are included in other assets and are valued at $0.1 million. See Note 3 for further information regarding investments.


     Available-for-sale   securities  are  carried  at  fair  value,   with  the
unrealized gains and losses reported as a component of comprehensive income in shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest and other income, net. The cost of securities sold is based on the specific identification method.
Interest and dividends on securities classified as available-for-sale are included in interest income and other.

     We maintain trading assets to generate returns that offset changes in liabilities related to our deferred compensation plan. The trading assets consist of insurance contracts and our Common Stock and are stated at fair value. Both realized and unrealized gains and losses are included in interest income and other, net, and generally offset the change in the deferred compensation liability, which is also included in interest income and other, net. Net gains (losses) on the trading asset portfolio were not significant for 2002, 2001, and 2000. The deferred compensation assets were $1.8 million, and the deferred compensation liabilities were $1.9 million, at December 31, 2002.

     We monitor our equity investments for impairment on a periodic basis. In the event that the carrying value of the equity investment exceeds its fair value and the decline in value is determined to be other than temporary, the carrying value is reduced to its current fair value.


     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," if the decline in value below cost is determined to be other than temporary, the unrealized losses will be recorded as expense on the income statement in the period when that determination is made. In the absence of other overriding factors, we consider a decline in market value to be other than temporary when a stock has traded below book value for a consecutive six-month period. If an investment continues to trade below book value for more than six months, and mitigating factors such as general economic and industry specific trends are not present, this investment would be evaluated for impairment and written down to a balance equal to the estimated fair value at the time of impairment, with the amount of the write-down realized as expense on the income statement. During 2002, we held an investment in a publicly traded company that had traded below book value. Based on our assessment of industry trends, as well as the volatility and trading volumes of this equity security, we concluded that the declines in value at the end of the second and fourth quarters of 2002 were other than temporary. Accordingly, we recorded as expense, in accordance with SFAS No. 115, impairment write-downs of $0.5 million in the second quarter and $0.4 million in the fourth quarter. At December 31, 2002, we continued to hold an investment in the publicly-traded equity security with a market value of $0.2 million, which is included in short-term investments.


     At December 31, 2001, we held a strategic equity investment of $2.2 million in a private company located in the United Kingdom. Under our accounting policy, the carrying value of a non-marketable investment is the amount paid for the investment unless it has been determined to be other than temporarily impaired, in which case we write the investment down to its impaired value. We review all of our investments periodically for impairment; however, for non-marketable equity securities, the impairment analysis requires significant judgment. This analysis includes assessment of the investee's financial condition, the business outlook for its products and technology, its projected results and cash flows, the likelihood of obtaining subsequent rounds of financing, and the impact of any relevant contractual equity preferences held by us or others. If an investee obtains additional funding at a valuation lower than our carrying amount, we presume that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise (for example, if we hold contractual rights that give us a preference over the rights of other investors). During 2002, a sufficient market for the U.K. company's technology did not develop and additional financing was raised from an existing shareholder during the fourth quarter to enable the company to continue operations. The market value of the company implied in the 2002 financing indicated significant impairment of our investment in the company. In accordance with our accounting policy, we wrote the investment down to $0.1 million, a balance equal to the estimated fair value of our investment in the company at the time of the financing. The $0.1 million balance is included on the balance sheet in other assets. The impairment write-down of $2.1 million was realized as an expense on the income statement in the fourth quarter of 2002.

     Concentration of Credit Risk

     Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash investments and trade receivables. We limit our exposure to credit risk by investing excess liquidity only in securities of A, A1, or P1 grade. We are exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheet.

     We sell our products to customers in diversified industries. We are exposed to credit risks in the event of non-payment by customers to the extent of amounts recorded on the balance sheet. We limit our exposure to credit risk by performing ongoing credit evaluations of our customers' financial condition and generally require no collateral. We are exposed to credit risks in the event of insolvency by our customers and limit such exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary. Our distributors accounted for approximately 65% of our net revenues in 2002, 68% in 2001, and 58% in 2000. During 2001, we consolidated our distribution channel by terminating our agreement with Arrow Electronics, Inc. (Arrow). On March 1, 2003, we further consolidated our distribution channel by terminating our agreement with Pioneer-Standard Electronics, Inc. (Pioneer), leaving Unique Technologies, Inc. (Unique) as our sole distributor in North America. The loss of Unique as a distributor could have a materially adverse effect on our business, financial condition, or results of operations. See Note 14 (unaudited) for further information. None of our direct customers accounted for more than 10% of our net revenues in 2002 or 2001. Nortel Networks accounted for 11% of revenues in 2000. See Note 11 for further information regarding our 10% customers.

     As of December 31, 2002, we had an accounts receivable balance of $18.7 million, net of an allowance for doubtful accounts of $1.1 million. If sales levels were to increase, it is likely that the level of receivables would also increase. In the event that customers delay their payments to us, the levels of accounts receivable would also increase. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, outstanding invoices older than 90 days, and other known factors. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Fair Value of Financial Instruments

     We use the following methods and assumptions in estimating our fair value disclosures for financial instruments:

          Accounts Payable. The carrying amount reported in the balance sheets for accounts payable approximates fair value.

          Cash and Cash Equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value.

          Insurance Contracts. The fair value of our insurance contracts (entered into in connection with our deferred compensation plan) is based upon cash surrender value.

          Investment Securities. The fair values for marketable debt and equity securities are based on quoted market prices. Strategic equity investments in non-public companies with no readily available market value are carried on the balance sheet at cost as adjusted for impairment. If reductions in the market value of marketable equity securities to an amount that is below cost are deemed by us to be other than temporary, the reduction in market value will be realized, with the resulting loss in market value reflected on the income statement.

     Goodwill and other Acquisition-Related Intangibles


     During 1999 and 2000, we completed the acquisitions of AutoGate Logic, Prosys Technology, Inc. (Prosys), and GateField Corporation (GateField) resulting in a significant amount of goodwill and identified intangible assets. At December 31, 2002, we had $32.1 million of net goodwill. Goodwill is recorded when the consideration paid in an acquisition exceeds the fair value of the net tangible and intangible assets acquired. Historically and through the end of 2001, goodwill was amortized on a straight-line basis over its useful life. At the beginning of 2002, we adopted SFAS No. 142, which addresses the financial accounting and reporting standards for goodwill and other intangible assets subsequent to their acquisition. This standard requires that goodwill no longer be amortized, and instead be tested for impairment annually or more frequently if certain events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, we were required to perform a transitional impairment review related to the carrying value of goodwill as of the beginning of 2002. We completed our transitional impairment tests as of March 31, 2002, and our annual goodwill impairment tests as of December 31, 2002, and noted no impairment.

     The first step of the transitional and annual goodwill impairment tests consisted of a comparison of the fair value of Actel with the book value of Actel, including goodwill. The fair value of Actel was determined based on our total market capitalization, which we believe represents the best indicator of Actel's fair value. Based on this first step analysis, we determined the fair value of Actel was in excess of our book value. Accordingly, we were not required to proceed to the second step.

     At December 31, 2002, we have definite lived intangible assets arising form prior business acquisitions with a net book value of $7.2 million, which are being amortized on a straight line basis over their estimated lives. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we recognize impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying value. Fair value is based on discounted cash flows using present value techniques identified in SFAS No. 144. Due to the postponement of the advanced EPGA core product and the lack of revenues to date in the embedded core market, we performed a SFAS No. 144 impairment review of the intangible assets we acquired from Prosys. Based on our fair value estimation of undiscounted future cash flows from the currently available EPGA product, we believe that the intangible assets we acquired from Prosys are not impaired. If these estimates or their related assumptions change in the future, it could result in lower estimated future cash flows that may not support the current carrying value of these assets, which would require us to record impairment charges for these assets. See Note 2 for further information regarding goodwill and other acquisition related intangibles.


     Impact of Recently Issued Accounting Standards


     In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that the adoption of SFAS No. 146 will have a material impact on our financial position, operating results, or cash flows.


     In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21 (EITF00-21), "Revenue Arrangements with Multiple
Deliverables." EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The provisions of EITF 00-21 will apply to revenue arrangements entered in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF 00-21 to have a material impact on our financial position, operating results, or cash flows.


     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have a material impact on our financial position, operating results, or cash flows.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS 148 is effective for our year 2002 annual report and quarterly reports beginning with the first quarter 2003 interim report. Since we use the intrinsic value method for accounting for stock-based employee compensation, the adoption of this standard did not have a material impact on our financial position, operating results, or cash flows. See Stock Based Compensation in Note 2 of Notes to Consolidated Financial Statements for further discussion of our accounting for stock options and the pro-forma disclosures required by SFAS No. 148.


     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. We are currently reviewing our investment portfolio to determine whether any of our investee companies are variable interest entities. We do not expect to identify any variable interest entities that must be consolidated, but may be required to make additional disclosures. The maximum exposure of any investment that may be determined to be in a variable interest entity is limited to the amount invested.

     Income Taxes

     We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Under SFAS No. 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. We evaluate annually the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.


     At December 31, 2002, we had $66.1 million of gross deferred tax assets in excess of deferred tax liabilities. Based on the factors cited above, including our forecast of future taxable income and limitations under section 382 of the Internal Revenue Code, we determined at December 31, 2002, that it is more likely than not that $42.3 million of deferred tax assets will be realized. This resulted in a valuation allowance of $23.8 million. In order to fully utilize the $42.3 million of deferred tax assets, taxable income in the amount of approximately $93 million must be earned in future periods. For proper valuation of deferred tax assets under SFAS No. 109 in situations where a company has incurred a three-year cumulative loss before taxes in recent years, significant negative evidence is considered to exist in the evaluation of a company's ability to generate future taxable income. In evaluating positive evidence available, expectations of future taxable income on an extended time horizon are rarely sufficient to overcome the negative evidence of recent cumulative losses. Failure to achieve positive taxable income in 2003 would result in a cumulative three year loss before tax, which would result in significant negative evidence under SFAS No. 109 regarding the realizability of our of net deferred tax assets and may result in additional tax provisions being recorded on the income statement in 2003. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, increased competition, a decline in sales or margins, loss of market share, delays in product availability, and technological obsolescence.


     Inventories

     As of December 31, 2002, we had a net inventory balance of $34.6 million, stated at the lower of cost (first-in, first-out) or market (net realizable value). We believe that a certain level of inventory must be carried to maintain an adequate supply of product for customers. This inventory level may vary based upon either orders received from customers or internal forecasts of demand for these products. Other considerations in determining inventory levels include the stage of products in the product life cycle, design win activity, manufacturing lead times, customer demands, strategic relationships with foundries, and competitive situations in the marketplace. Should any of these factors have a result other than anticipated, inventory levels may be adversely and materially affected.


     We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future demand and market conditions. To address this difficult, subjective, and complex area of judgment, we apply a methodology that includes assumptions and estimates to arrive at the net realizable value. First, we identify any inventory that has been previously reserved in prior periods. This inventory remains reserved until sold, destroyed, or otherwise dispositioned. Second, our quality assurance personnel examine inventory line items that may have some form of obsolescence due to non-conformance with electrical and mechanical standards. Third, we assess the inventory not otherwise identified to be reserved against product history and forecasted demand, typically six months. Finally, the result of this methodology is analyzed by us in light of the product life cycle, design win activity, and competitive situations in the marketplace to derive an outlook for consumption of the inventory and the appropriateness of the resulting inventory levels. If actual future demand or market conditions are less favorable than those we have projected, additional inventory write-downs may be required. See Note 2 for further information on Inventory amounts.


     Legal Matters

     As is typical in the semiconductor industry, we have been and expect to be notified from time to time of claims that we may be infringing patents owned by others. When probable and reasonably estimable, we make provision for the estimated settlement costs of claims for alleged infringement. The provision is based on an estimated royalty rate applied to shipments made in the periods and to or from the geographic areas under dispute. In the absence of facts or circumstances unique to a particular dispute, the royalty rate is estimated based on our understanding of royalty rates other technology companies typically agree to pay in similar types of disputes. See Note 12 for further information on legal matters.

     Product Warranty

     Our product warranty accrual includes specific accruals for known product issues and an accrual for an estimate of incurred but unidentified product issues based on historical activity. Due to effective product testing and the short time between product shipment and the detection and correction of product failures, the warranty accrual based on historical activity and the related expense for known product issues were not significant in 2002, 2001, or 2000.

     Property and Equipment

     Property and equipment is carried at cost less accumulated depreciation and amortization (see Note 2). Depreciation and amortization have been provided on a straight-line basis over the following estimated useful lives:

Equipment.................    2 to 5 years
Furniture and fixtures....    3 to 5 years
Leasehold improvements....    Estimated useful life or lease term, whichever is
                                shorter

     Reclassifications

     Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.

     Revenue Recognition

     In accordance with SEC Staff Accounting Bulletin No. 101, revenue is recognized when there is evidence of an arrangement, delivery has occurred or services have been completed, the price is fixed or determinable, and collectability is reasonably assured. Revenue from product shipped to end customers is recorded when all of the foregoing conditions are met and risk of loss and title passes to the customer. Revenue related to products shipped subject to customers' evaluation is recognized upon final acceptance. Shipments to distributors are made under agreements allowing certain rights of return and price protection on unsold merchandise. For that reason, we defer recognition of revenues and related cost of revenues on sales of products to distributors until such products are sold by the distributor and title transfers to the end user. Royalty income is recognized upon notice to us of the sale by others of products subject to royalties. Revenues generated by the Protocol Design Services organization are recognized as the services are performed.


     We record a provision for price adjustments on unsold merchandise shipped to distributors in the same period as the related revenues are recorded. If market conditions were to decline, we may need to take action with our distributors to ensure the sell-through of inventory already in the channel. These actions during a market downturn could result in incrementally greater reductions to net revenues than otherwise would be expected. We also record a provision for estimated sales returns on products shipped to end customers in the same period as the related revenues are recorded. The provision for sales returns is based on historical sales returns, analysis of credit memo data, and other known factors. If the historical data we use to calculate these estimates does not properly reflect future returns, net revenues could be materially different.


     Research and Development

     Research and development expenditures are charged to expense as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Through December 31, 2002, software development has been completed concurrently with the establishment of technological feasibility and, as a result, we have charged all costs to research and development expense in the periods incurred.

     Stock-Based Compensation

     We have employee stock plans that are described more fully in Note 8. We account for our stock options and equity awards in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and have elected to follow the "disclosure only" alternative prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation."

     Options and warrants granted to consultants and vendors are accounted for at fair value determined by using the Black-Scholes method in accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

     We account for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25 and Financial Standards Accounting Board Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25." Accordingly, no compensation cost has been recognized for our fixed-cost stock option plans as stock-based awards are generally issued at the fair market value on the date of grant, or 85% of fair market value at the date of grant for our employee stock purchase plan. We account for equity compensation issued to non-employees in accordance with EITF 96-18 and FIN 44.

     Pro forma information regarding net income and net income per share is required by SFAS 148, which also requires that the information be determined as if we had accounted for our stock-based awards to employees granted under the fair value method. The stock based awards consist of options and employee stock purchase rights. The fair value for these stock-based awards to employees was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions: risk-free interest rates of 3.73% for 2002, 4.06% for 2001, and 6.13% for 2000; no dividend yield; volatility factor of the expected market price of our Common Stock of 66% for 2002, 67% for 2001, and 65% for 2000; and a weighted-average expected life for the options of four years and for employee stock purchase rights of two years. The weighted-average fair value of options granted during 2002 was $10.19, during 2001 was $10.49, and during 2000 was $15.07. The weighted-average fair value of ESPP rights granted during 2002 was $6.27, during 2001 was $8.14, and during 2000 was $6.64.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion the existing models do not necessarily provide a reliable single measure of the fair value of our stock-based awards to employees.

     For purposes of pro forma disclosures, the estimated fair value of our stock-based awards to employees is amortized to expense over the vesting period for options and during the purchase periods for employee stock purchase rights. Our pro forma information is as follows:

                                                                                     Years Ended December 31,
                                                                               --------------------------------------
                                                                                 2002          2001          2000
                                                                               ----------    ----------    ----------
                                                                              (in thousands, except per share amounts)
Reported amounts under intrinsic value method:
Stock based employee compensation cost, net of related tax, included in
net income..............................................................       $        0    $        0    $        0
Net income (loss).......................................................       $       75    $   (4,701)   $   41,445
Earnings per share:
   Basic................................................................       $     0.00    $    (0.20)    $    1.77
   Diluted..............................................................       $     0.00    $    (0.20)    $    1.58

Pro Forma amounts under fair value method:
Pro Forma stock based employee compensation cost, net of related tax....       $   19,610    $   15,011    $    9,848
Pro forma net income (loss).............................................       $  (19,535)   $  (19,712)   $   31,597
Pro forma earnings per share:
   Basic................................................................       $    (0.80)   $    (0.83)   $     1.35
   Diluted..............................................................       $    (0.80)   $    (0.83)   $     1.22

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years. See
Note 8 for further discussion of our stock option plans.


     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. In addition, if these estimates or their related assumptions change in the future, there could be a materially adverse effect on our operating results.

2.   Balance Sheet Detail

                                                                                     December 31,
                                                                               ----------------------
                                                                                   2002        2001
                                                                               ----------  ----------
                                                                                    (in thousands)
 Accounts receivable:
    Trade accounts receivable................................................  $   17,421  $   16,388
    Interest receivable......................................................       1,272       1,699
    Allowance for doubtful accounts..........................................      (1,078)     (1,328)
                                                                               ----------  ----------
                                                                               $   17,615  $   16,759
                                                                               ==========  ==========
 Inventories:
    Purchased parts and raw materials........................................  $    4,066  $    6,972
    Work-in-process..........................................................      26,484      26,670
    Finished goods...........................................................       4,041       2,696
                                                                               ----------  ----------
                                                                               $   34,591  $   36,338
                                                                               ==========  ==========
 Property and equipment:
    Equipment................................................................  $   56,529  $   57,888
    Furniture and fixtures...................................................       2,409       2,431
    Leasehold improvements...................................................       5,662       5,658
                                                                               ----------  ----------
                                                                                   64,600      65,977
    Accumulated depreciation and amortization................................     (48,396)    (51,312)
                                                                               ----------  ----------
                                                                               $   16,204  $   14,665
                                                                               ==========  ==========

     Depreciation expense was approximately $7.3 million in 2002, $7.0 million in 2001, and $7.4 million in 2000, and is included with amortization expense in the Consolidated Statement of Cash Flows.


     During 2002, we eliminated a reserve for property and equipment of $0.5 million, which resulted in a benefit to the income statement, after completing a full physical count of property and equipment that resulted in lower than expected asset write-offs. We also removed certain fully depreciated assets with a cost of $10.2 million which were no longer being utilized, that had no impact on the income statement.

                                                                                                  December 31,
                                                                                           ------------------------
                                                                                               2002          2001
                                                                                           ----------    ----------
                                                                                                 (in thousands)

Goodwill:
    Goodwill...........................................................................    $   48,575    $   53,613
    Less accumulated amortization......................................................       (16,433)      (16,433)
                                                                                           ----------    ----------
                                                                                           $   32,142    $   37,180
                                                                                           ==========    ==========
Other Assets:
    Prepaid long-term license fees.....................................................    $    1,500    $    1,999
    Deferred compensation plan assets..................................................         1,830         2,082
    AutoGate Logic identifiable intangible assets......................................         2,950         2,950
    Prosys identifiable intangible assets..............................................           273           273
    GateField identifiable intangible assets...........................................         9,505         9,505
    Acquired patents...................................................................         1,842         1,842
    Strategic equity investments.......................................................            74         2,198
    Non-current deferred tax asset (net of related deferred tax liability of $2,764 in
       2002 and $3,927 in 2001)........................................................        14,247         8,935
    Other..............................................................................         1,023         1,401
                                                                                           ----------    ----------
         Subtotal......................................................................        33,244        31,185
    Accumulated amortization expenses..................................................        (7,326)       (4,602)
                                                                                           ----------    ----------
                                                                                           $   25,918    $   26,583
                                                                                           ==========    ==========



     Our net goodwill was $32.1 million at the end of 2002, compared with $37.2 million at the end of 2001. The reduction in net goodwill was due primarily to a balance sheet reclassification of $5.0 million from goodwill to deferred tax assets. The goodwill was reclassified because we believe (based on a number of factors, including our estimate of future taxable income) that some net operating losses generated by GateField and valued at zero when we acquired GateField will be used by us to reduce taxes payable in the future. See Note 5 for further discussion of adjustments to goodwill.


     Effective the beginning of 2002, we completed the adoption of SFAS No.
141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." We assessed goodwill for impairment in accordance with SFAS No. 142 and noted no impairment in 2002. Identified intangible assets were assessed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and noted no impairment in 2002. Upon adoption of the new Business Combination rules, workforce-in-place no longer meets the definition of an identifiable intangible asset. We had no remaining net book value associated with acquired workforces-in-place at either December 31, 2001, or December 31, 2002, and have not reclassified any balances related to workforce-in-place.

     A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, is as follows:

                                                                                      Years Ended December 31,
                                                                               --------------------------------------
                                                                                 2002          2001          2000
                                                                               ----------    ----------    ----------
                                                                              (in thousands, except per share amounts)

Reported net income/(loss)..............................................       $       75    $   (4,701)   $   41,445
Amortization of goodwill................................................                -        11,691         4,229
                                                                               ----------    ----------    ----------
Adjusted net income excluding amortization of goodwill..................       $       75    $    6,990    $   45,674
                                                                               ==========    ==========    ==========

Reported net income/(loss) per share:
Basic...................................................................       $     0.00    $   (0.20)    $     1.77
                                                                               ==========    =========     ==========
Diluted.................................................................       $     0.00    $   (0.20)    $     1.58
                                                                               ==========    =========     ==========

Adjusted net income per share:
Basic...................................................................       $     0.00    $    0.29     $     1.95
                                                                               ==========    =========     ==========
Diluted.................................................................       $     0.00    $    0.28     $     1.74
                                                                               ==========    =========     ==========

Shares used in computing net income/(loss) per share:
Basic...................................................................           24,302       23,743         23,447
                                                                               ==========    =========     ==========
Diluted.................................................................           25,252       25,125         26,233
                                                                               ==========    =========     ==========





     Goodwill was adjusted in during the two years ended December 31, 2002, as follows:

                               Goodwill                                                                      Balance
-----------------------------------------------------------------------------------------------------    --------------
                                                                                                         (in thousands)
At December 31, 2000.................................................................................      $   46,820
                                                                                                           ==========
Additions............................................................................................           2,051
Amortization.........................................................................................         (11,691)
                                                                                                           ----------
At December 31, 2001.................................................................................      $   37,180
                                                                                                           ==========
Additions............................................................................................               -
Amortization.........................................................................................               -
Adjustment for recognition of deferred tax asset.....................................................          (5,038)
                                                                                                           ----------
At December 31, 2002.................................................................................      $   32,142
                                                                                                           ==========



     During 2002, no goodwill was acquired or impaired. A $5.0 million reclassification adjustment was made to goodwill during 2002 related to the reduction of a valuation allowance on deferred tax assets due to changes in the expected realizability of certain tax benefits related to GateField, which was purchased in 2000. During 2001 additional consideration of $1.7 million was issued to Prosys shareholders pursuant to the achievement of technological milestones specified in the Purchase agreement. See Note 5 for further discussion of both these adjustments.

     We made no acquisitions of intangible assets during 2002. During 2001, we acquired patents valued at $0.2 million with an amortization period of five years. Identified intangible assets as of December 31, 2002 consisted of the following:

                                                                                        Accumulated
(in thousands)                                                          Gross Assets    Amortization          Net
                                                                        ------------   -------------     ------------
Acquisition-related developed technology..............................  $     11,454   $     (5,253)     $      6,201
Other acquisition-related intangibles.................................         2,600         (1,681)              919
Acquired patents......................................................           516           (392)              124
                                                                        ------------   -------------     ------------
         Total identified intangible assets...........................  $     14,570   $     (7,326)     $      7,244
                                                                        ============   =============     ============


     Identified intangible assets as of December 31, 2001 consisted of the following:

                                                                                        Accumulated
                                                                        Gross Assets    Amortization         Net
                                                                        ------------   -------------     ------------
Acquisition-related developed technology..............................  $     11,454   $     (2,962)     $      8,492
Other acquisition-related intangibles.................................         2,600         (1,351)            1,249
Acquired patents......................................................           516           (289)              227
                                                                        ------------   -------------     ------------
         Total identified intangible assets...........................  $     14,570   $     (4,602)     $      9,968
                                                                        ============   =============     ============


         All of our identified intangible assets are subject to amortization.
Amortization of identified intangibles included the following:

                                                                            2002             2001            2000
                                                                        ------------   ------------      ------------
Acquisition-related developed technology..............................  $      2,291   $      2,291      $        870
Other acquisition-related intangibles.................................           330            687               466
Acquired patents......................................................           103             88                72
                                                                        ------------   ------------      ------------
         Total amortization expense...................................  $      2,724   $      3,066      $      1,408
                                                                        ============   ============      ============



     From the third quarter of 1999 and through November 15, 2000 (the date we acquired GateField), we held certain investments in GateField that were accounted for under the equity method of accounting. Amortization expense related to equity accounting for those investments was $2.4 million in 2000 and is not included in the table above.

     Based on the carrying value of identified intangible assets recorded at December 31, 2002, and assuming no subsequent impairment of the underlying assets, the annual amortization expense is expected to be $2.7 million for 2003, $2.7 million for 2004, $1.9 million for 2005, and none thereafter. See Note 5 for further discussion of intangible assets acquired in connection with the GateField, Prosys, and AutoGate Logic acquisitions.




3.   Available-for-Sale Securities



     The following is a summary of available-for-sale securities December 31, 2002 and 2001:

                                                                               Gross          Gross
                                                                             Unrealized     Unrealized   Estimated
                                                                  Cost         Gains         Losses     Fair Values
                                                                ---------    ----------    ----------    ----------
                                                                                  (in thousands)
December 31, 2002
Certificate of deposit....................................      $   1,999    $       11    $        -    $    2,010
Commercial paper..........................................          5,865             1            (2)        5,864
Corporate bonds...........................................         43,010           537           (92)       43,455
U.S. government securities................................         47,962           570             -        48,532
Floating rate notes.......................................          5,800             -             -         5,800
Municipal obligations.....................................         12,866           226             -        13,092
                                                                ---------    ----------    ----------    ----------
Total available-for-sale securities.......................        117,502         1,345           (94)      118,753
Less amounts classified as cash equivalents...............         (3,363)            -             -        (3,363)
                                                                ---------    ----------    ----------    ----------
Total short-term available-for-sale debt securities.......        114,139         1,345           (94)      115,390
                                                                ---------    ----------    ----------    ----------
Short-term marketable strategic equity investments........            232             -             -           232
                                                                ---------    ----------    ----------    ----------
Total available-for-sale securities.......................      $ 114,371    $    1,345    $      (94)   $  115,622
                                                                =========    ==========    ==========    ==========

December 31, 2001
Corporate bonds...........................................      $  41,926    $    1,085    $      (31)   $   42,980
Corporate preferred stock.................................          1,900             -             -         1,900
U.S. government securities................................         16,098           400           (37)       16,461
Floating rate notes.......................................          9,400             -             -         9,400
Municipal obligations.....................................         45,628           976            (3)       46,601
                                                                ---------    ----------    ----------    ----------
Total available-for-sale securities.......................        114,952         2,461           (71)      117,342
Less amounts classified as cash equivalents...............         (1,008)            -             -        (1,008)
                                                                ---------    ----------    ----------    ----------
Total short-term available-for-sale debt securities.......        113,944         2,461           (71)      116,334
                                                                ---------    ----------    ----------    ----------
Short-term marketable strategic equity investment.........          5,634             -        (1,045)        4,589
                                                                ---------    ----------    ----------    ----------
Total available-for-sale securities.......................      $ 119,578    $    2,461    $   (1,116)   $  120,923
                                                                =========    ==========    ==========    ==========



     We occasionally make equity investments in public or private companies for the promotion of business and strategic objectives. The marketable portion of these investments, valued at $0.2 million, is included in short-term investments. Non-marketable private equity investments valued at $0.1 million are included in other assets. During 2002, we realized losses and recorded impairment write-downs totaling $3.7 million in connection with our strategic equity investments, which consisted of $1.6 million related to an investment in a publicly traded company and $2.1 million related to an equity investment in a private company. The $1.6 million consisted of $0.7 million of realized losses on shares sold during the first and second quarters of 2002 and $0.9 million of impairment write-downs recorded in the second and fourth quarters of 2002. These impairment write-downs were recorded as a result of declines in the market value of shares still held by us that were deemed to be other than temporary. The $2.1 million loss related to an equity investment in a private company consisted entirely of an impairment write-down that was recorded when the estimated fair value of the private company was determined to be below its carrying value after the private company acquired new financing in the fourth quarter of 2002. See
Note 1 for further discussion of these losses and our policy on accounting for investments and the manner in which fair values were determined. See Note 9 for discussion of Other Comprehensive Income/(Loss).

     The adjustments to unrealized gains and (losses) on investments, net of taxes, included as a separate component of shareholders' equity totaled approximately ($0.1 million) for the year ended December 31, 2002, $0.1 million for the year ended December 31, 2001, and ($15.3 million) for the year ended December 31, 2000. The $15.3 million adjustment during 2000 was due to the liquidation of our investment in Chartered Semiconductor Manufacturing Ltd. (Chartered). Realized gains were $0.2 million during 2002, $0.4 million during 2001, and $28.3 million during 2000. The realized gain of $28.3 million during 2000 was from the sale of our investment in Chartered.

     The expected maturities of our investments in debt securities at December 31, 2002, are shown below. Expected maturities can differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

 Available-for-sale debt securities                               (in thousands)
    Due in less than one year...................................    $     39,925
    Due in one to five years....................................          67,165
    Due in five to ten years....................................               -
    Due after ten years.........................................           8,300
                                                                    ------------
                                                                    $    115,390
                                                                    ============

     A portion of our securities represents investments in floating rate municipal bonds with contractual maturities greater than one year with some greater than ten years. However, the interest rates on these debt securities generally reset every ninety days, at which time we have the option to sell the security or roll over the investment at the new interest rate. Since it is not our intention to hold these floating rate municipal bonds until their contractual maturities, these amounts have been classified as short-term investments.

4.   Gain on Sale of Chartered Stock

     At December 31, 1999, we held an equity investment in Chartered, a semiconductor company located in Singapore, which completed an initial public offering in the fourth quarter of 1999. Our investment in Chartered was less than 1% of the total equity of Chartered and was held as an available-for-sale investment. The Chartered investment was valued at its market value of $37.6 million at the end of 1999. During the second quarter of 2000, we sold all of our shares of Chartered common stock for a one-time gain of $28.3 million.

5.   Business Acquisitions

     Purchased In-Process Research and Development Expenses (IPR&D)

     During 2001 and 2002, there were no acquisitions with IPR&D. IPR&D from the Prosys and GateField acquisitions in 2000 amounted to $10.6 million. The following table summarizes the significant assumptions underlying the valuations related to IPR&D at the time of the acquisitions in fiscal 2000.

                                                                            Percentage     Discount      Weighted
                                                                             Complete        Rate        Average
                                                                               at         Applied to     Cost of
                            2000                                 IPR&D     Acquisition       IPR&D       Capital
---------------------------------------------------------     -----------  -----------    ----------     ---------
                                                            (in thousands)
GateField................................................     $     5,048      50%           25%           16%
Prosys...................................................     $     5,598      53%           25%           16%


We believe that the amounts determined for IPR&D represented fair value and did not exceed the amounts an independent party would have paid for these projects at the time of acquisition.


          GateField

          During 1998, we entered into a product marketing rights agreement with GateField and made investments in GateField common stock and GateField convertible preferred stock, which were valued at cost. During 1999, we made additional investments in GateField, which resulted in us accounting for our investments in GateField under the equity method, commencing July 1, 1999. From July 1 through December 31, 1999, the impact of this was a $1.1 million charge to our pre-tax income ($0.9 million included in amortization of goodwill and $0.2 million included in equity interest in net losses of equity method investee).

          On May 31, 2000, we announced with GateField the signing of a definitive merger agreement. On November 15, 2000, the acquisition was completed and we paid cash consideration of $5.25 for each share of GateField common stock that we didn't already own. From January 1 to November 15, 2000, we recorded charges of $4.8 million to pre-tax income under the equity method of accounting ($2.4 million included in amortization of goodwill and $2.4 million included in equity interest in net losses of equity method investee). GateField's results of operations are included in our income statement for the period from November 15 to December 31, 2000, and succeeding years.

          The GateField acquisition was accounted for using the purchase method of accounting and the total purchase price was approximately $46.2 million. We paid total cash consideration of $24.0 million, or $5.25 per share, for the 4.6 million shares of GateField common stock that we didn't already own. The net book value of our investments in GateField at November 15, 2000, was also included in the purchase price. These investments included
     1.6 million shares of GateField common stock that we already owned, which had a net book value of $5.4 million; outstanding notes receivable from GateField, which had a net book value of $6.5 million; and the capitalized value of our product marketing agreement with GateField, which had a net book value of $6.0 million. We also incurred $0.6 million of acquisition expenses, including financial advisory and direct transaction costs, that are included as a component of the purchase price.

          In accordance with FIN 44, all vested and unvested GateField employee stock options that were assumed by us are included in the purchase price for accounting purposes based on their fair value of $3.8 million as of the announcement date. The portion of the intrinsic value of the unvested options deemed to be earned over the remaining vesting period (total value of $0.9 million) was allocated as part of the purchase price to unearned compensation and is being amortized to operating expenses over the remaining vesting period. The fair value of the options assumed was calculated based on the Black-Scholes option pricing model.

          In accordance with the provisions of APB Opinion No. 16, "Business Combinations," all identifiable assets and liabilities were assigned a preliminary portion of the total consideration on the basis of their respective fair values as of November 15, 2000. The preliminary purchase price allocation made in 2000 was adjusted in 2002 upon finalization of our analysis regarding the realizability for tax purposes of the operating losses we acquired from GateField in the acquisition. The completion of the net operating loss analysis resulted in a reclassification adjustment of $5.0 million from goodwill to net deferred tax asset by adjusting the valuation allowance on the deferred tax asset. The adjusted allocation of consideration, based on the valuation report of an independent valuation specialist, and after consideration of the 2002 adjustment to deferred tax assets, is as follows (in thousands):


     Net tangible assets (liabilities) of GateField..............................................    $     (1,083)
     In-process research and development.........................................................           5,088
     Acquired work-force.........................................................................             475
     Developed technology........................................................................           5,808
     Core Technology.............................................................................           2,896
     Tradename...................................................................................             326
     Patents.....................................................................................             976
     Goodwill....................................................................................          21,641
     Unearned compensation costs.................................................................             922
     Net deferred tax asset......................................................................           9,135
                                                                                                      -----------
                                                                                                     $     46,184
                                                                                                      ===========


          A valuation allowance of $22.2 million is reflected in the purchase price allocation above due to the uncertainty surrounding the realizability of these net operating loss carryforwards.

          IPR&D was identified and valued through extensive interviews and analysis of data provided by GateField concerning developmental products, their stage of development, the time, cost, and resources needed to complete them, and associated risks. The income approach, which bases the value of an asset on its future earnings capacity, was utilized in valuing the IPR&D. This approach values an asset based on the future cash flows projected to be generated by the asset over its estimated useful life. To estimate the value of the IPR&D, the future cash flows were discounted to their present value utilizing a discount rate that would provide sufficient return to a potential investor. At the date of acquisition, the in-process technology had no alternative future use and was not ready for commercial production. Based on our fair value estimation of future cash flows in the years 2001 through 2005, we estimated the fair value on November 15, 2000, of the next-generation ProASIC product to be $5.0 million. The next-generation ProASIC Plus family was introduced in 2002, which
     corresponded  with  the  date  originally   contemplated  at  the  date  of
     acquisition. Based on our fair value estimation of future cash flows, we believe the value attributed to IPR&D is still materially valid.

          The value of the assembled workforce was estimated using a cost approach. This approach identifies the employees that would require significant cost to replace and train. This analysis then estimates the fully-burdened costs (locating, interviewing, and hiring) attributed to each employee. These costs are aggregated and tax-effected to estimate the value of the acquired workforce. The value assigned to the acquired workforce was $0.5 million, which we fully amortized on a straight-line basis over the estimated useful life of six months.

          The amounts attributed to developed technology and core technology were valued using the income approach described above. The value assigned to developed technology is based on technology that has achieved technological feasibility. The amounts assigned to developed and core technology, $5.8 million and $2.9 million, respectively, is being amortized on a straight-line basis over an estimated useful life of five years.

          The value assigned to tradename represents the value attributed to the ProASIC tradename owned by GateField. The relief from royalty methodology was utilized to value the tradename. This methodology assumes that the value of the asset equals the amount a third party would pay for the asset. We are amortizing the $0.3 million value assigned to the tradename on a straight-line basis over an estimated useful life of five years.

          To value the patent applications, the relief from royalty methodology described above was utilized. We are amortizing the $1.0 million value assigned to the patent applications on a straight-line basis over an estimated useful life of five years.


          Goodwill, which represents the excess of the purchase price of GateField over the fair value of the underlying net identifiable assets, was amortized during 2000 and 2001 based on a straight-line basis and an estimated useful life of five years. In accordance with SFAS No. 142, beginning with the first quarter of 2002, goodwill is no longer being amortized, but is reviewed annually for impairment and adjusted to the extent that impairment exists. During 2002, goodwill was reviewed for indicators of impairment in accordance with SFAS No. 142 and we found no indicators of impairment. See Note 1 and Note 2 for further discussion of the impact of adopting SFAS No. 142.


          Deferred tax assets and liabilities have been recorded to reflect the future benefits and obligations associated with the deductibility of GateField net operating loss carryforwards and the non-deductibility of amortization related to acquired goodwill and intangible assets. At the date of acquisition, we estimated this amount to be $3.6 million. Upon completion of the net operating loss analysis, a $5.0 million adjustment was recorded in the fourth quarter of 2002. As of December 31, 2002, approximately $9.1 million of net deferred tax assets are reflected as part of the purchase price.

          Prosys

          On June 2, 2000, we announced and completed the acquisition of Prosys, a developer of embedded FPGA cores, in a transaction accounted for as a purchase. Total consideration for the Prosys acquisition was $24.5 million. In connection with the acquisition, we paid $6.9 million in cash and issued 220,518 shares of our Common Stock, at a value of $34.13 per share, for all outstanding shares of Prosys stock. We assumed $0.1 million of liabilities and incurred $0.1 million of acquisition costs. We also assumed all outstanding Prosys options, all of which were vested. The outstanding options were estimated to have a fair value equal to $9.9 million (using the Black-Scholes option pricing model) and are included in the purchase price. Prosys's results of operations are included in our income statement for the period from June 2 to December 31, 2000, and succeeding years.

          In accordance with the provisions of APB Opinion No. 16, all identifiable assets and liabilities were assigned a portion of the total consideration on the basis of their respective fair values. The consideration was allocated, based on the valuation report of an independent valuation specialist, as follows (in thousands):

     In-process research and development.........................................................    $      5,558
     Acquired work-force.........................................................................             273
     Patent applications.........................................................................             349
     Cash & other current assets.................................................................              57
     Deferred tax liability......................................................................            (249)
     Goodwill....................................................................................          18,534
                                                                                                     ------------
                                                                                                     $     24,522
                                                                                                     ============


          The IPR&D expense associated with this purchase resulted in a one-time
     charge   of   $5.6   million   during   the   second   quarter   of   2000.

          IPR&D was identified through extensive interviews and analysis of data provided by Prosys concerning developmental products, their stage of development, the time, cost, and resources needed to complete them, and associated risks. The identified IPR&D was valued using the income approach. At the date of acquisition, the in-process technology had no alternative future use and had not reached technological feasibility. Based on our fair value estimation of future cash flows in the years 2000 through 2005, we estimated the fair value on June 2, 2000, of the Prosys in-process technology to be $5.6 million.

          The technology purchased from Prosys was developed into our VariCore EPGA which was introduced in 2001. The economic environment during 2001 and 2002 was not favorable for the growth of market demand for programmable logic cores. Revenues from VariCore EPGAs have not materialized to date and the development of a more advanced VariCore EPGA has been postponed. We continue to believe that a market for programmable logic cores will emerge and that our VariCore EPGA will be competitive. We do not believe that either the lack of revenues to date or the postponement of development of a more advanced embedded block core from the Prosys technology is sufficient at this time to impair the values we attributed to IPR&D, goodwill, and intangible assets. Based on our fair value estimation of future cash flows from the currently available EPGA product, we believe that the value attributed to IPR&D is still materially valid.

          The value of the assembled workforce was estimated using a cost approach. We amortized the $0.3 million value assigned to the acquired workforce on a straight-line basis over the estimated useful life of six months.

          To value the patent applications, the relief from royalty methodology was utilized with a discount rate of 25%. We are amortizing the $0.3 million value assigned to the patent applications on a straight-line basis over an estimated useful life of five years.

          $18.5 million of goodwill, which represents the excess of the purchase price of Prosys over the fair value of the underlying net identifiable assets, was amortized during 2000 and 2001 based on a straight-line basis and an estimated useful life of five years. In accordance with SFAS No. 142, beginning with the first quarter of 2002, goodwill is no longer being amortized, but is instead reviewed annually for impairment and adjusted to the extent that impairment exists. During 2002, goodwill was reviewed for indicators of impairment in accordance with SFAS No. 142 and no impairment was deemed to exist. See Note 2 for further discussion of the impact of adopting SFAS No. 142.

          During 2001, additional consideration of $1.7 million was issued to Prosys security holders. The additional consideration, which consisted of 54,290 shares of our Common Stock valued at $1.1 million and $0.6 million of cash, was issued to Prosys security holders pursuant to the achievement of certain technological milestones specified in the Prosys June 2000 purchase agreement and was distributed to all shareholders of Prosys based on their relative equity interests at the date of acquisition. Accordingly, additional goodwill of $1.7 million was recorded during 2001.

6.   Commitments

     We lease our facilities under non-cancelable lease agreements. The current primary facilities lease agreement expires in June 2003. We have a renewal option for an additional five-year term, which we have decided not to exercise. The equipment lease terms are month-to-month. Our facilities and equipment leases are accounted for as operating leases and require us to pay property taxes, insurance and maintenance and repair costs. At December 31, 2002 and 2001, we had no capital lease obligations.

     We have entered into non-cancelable licensing agreements with external software developers to enable us to include their proprietary technology in our design and programming software. The following represents contractual commitments associated with operating leases and royalty and licensing agreements:

                                                                        Payments Due by Period
                                                   ------------------------------------------------------------------
                                                                                                             2006
                                                     Total          2003          2004          2005       and later
                                                   ----------    ----------    ----------    ----------    ----------
                                                                             (in thousands)
 Operating leases...........................       $    2,709    $    2,480    $      229    $        -    $        -
 Royalty/licensing agreements...............           17,940         5,508         5,609         6,198           625
                                                   ----------    ----------    ----------    ----------    ----------
 Total......................................       $   20,649    $    7,988    $    5,838    $    6,198    $      625
                                                   ==========    ==========    ==========    ==========    ==========

Subsequent to December 31, 2002, we signed a ten-year $27.4 million non-cancelable lease for our principal facilities and executive offices in Mountain View, California. This commitment is not included in the table. See
Note 14 (unaudited) for further discussion of commitments related to the new facilities lease. At December 31, 2002, we also had a number of purchase commitments from wafer manufacturers for orders that were expected to be filled within ninety days. The wafer purchase commitments represent a normal level of outstanding orders, are not material and are not included in the table.

     Rental expense under operating leases was approximately $4.2 million for 2002, $4.4 million for 2001, and $4.3 million for 2000.

7.   Retirement Plan

     Effective December 10, 1987, we adopted a tax deferred savings plan for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Employees may elect at any time to have salary reduction contributions made to the plan.

     We may make contributions to the plan at the discretion of the Board of Directors. We made no contributions to the plan for 2002 and 2001, but made contributions of $0.5 million for 2000. Contributions were based on net revenues and net income for the fiscal years. The contributions vested annually, retroactively from an eligible employee's date of hire, at the rate of 25% per year. In addition, contributions become fully vested upon retirement from Actel at age 65. There is no guarantee we will make any contributions to the plan in the future, regardless of our financial performance. If we, in our discretion, choose to make a contribution again in the future, the amount could be higher or lower.

8.   Shareholders' Equity

     Stock Option Exchange Program

     We offered our United States employees the opportunity to cancel options that were outstanding on June 29, 2001, in exchange for the grant of a new stock option six months and one day later. Under the stock option exchange program, approximately 510,000 stock options were granted to employees at an exercise price of $19.91, the closing price of our Common Stock on December 31, 2001. The weighted average exercise price of the options canceled in the stock option exchange program was $35.23.

     Stock Repurchase

     Our Board of Directors authorized a stock repurchase program in September 1998 whereby up to 1,000,000 shares of our Common Stock may be purchased from time to time in the open market at the discretion of management. An additional 1,000,000 shares were authorized for repurchase in each of 1999 and 2002. In 2002, we repurchased 663,482 shares of Common Stock for $7.9 million. During 2001, we did not repurchase any Common Stock. During 2000, we repurchased 886,108 shares of Common Stock for $21.0 million. We reissue repurchased shares through our employee stock option and purchase plans. As of December 31, 2002, we have remaining authorization to repurchase up to 900,000 shares.

     Stock Option Plans

     We have adopted stock option plans under which officers, employees, and consultants may be granted incentive stock options or nonqualified options to purchase shares of our Common Stock. In connection with the acquisition of Prosys and GateField, we assumed the stock option plans of AutoGate Logic, Prosys, and GateField and the related options are incorporated in the amounts below. At December 31, 2002, 16,513,942 shares of Common Stock were reserved for issuance under these plans, of which 2,371,784 were available for grant. There were no options granted to consultants in 2002 or 2000 and options granted to consultants in 2001 were recorded at fair value of $0.1 million using the Black-Scholes model in accordance with EITF 96-18 and FIN No. 44. See Note 14 for further information related to increases in the number of shares available for stock option grants that occurred after December 31, 2002.

     We have also adopted a Directors' Stock Option Plan, under which directors who are not employees of Actel may be granted nonqualified options to purchase shares of our Common Stock. At December 31, 2002, 317,500 shares of Common Stock were reserved for issuance under such plan, of which 75,000 were available for grant.

     We grant stock options under our plans at a price equal to the fair value of our Common Stock on the date of grant. Subject to continued service, options generally vest over a period of four years and expire ten years from the date of grant.

     The following table summarizes our stock option activity and related information for the three years ended December 31, 2002:

                                              2002                        2001                        2000
                                     ------------------------   -------------------------   -------------------------
                                                    Weighted                    Weighted                    Weighted
                                                    Average                     Average                     Average
                                      Number of     Exercise      Number of     Exercise      Number of     Exercise
                                       Shares        Price         Shares        Price         Shares        Price
                                     ----------    ----------   -----------    ----------   -----------    ----------
Outstanding at January 1......        7,508,292    $    18.70     6,840,991    $    19.08     5,862,933    $    12.62
Granted.......................        1,492,076         19.15     2,472,715         21.21     3,264,468         26.44
Exercised.....................         (514,727)        10.57      (514,574)         9.86    (1,189,898)        10.49
Canceled......................         (157,743)        20.02    (1,290,840)        29.00    (1,096,512)        15.72
                                     ----------                 -----------                 -----------
Outstanding at December 31....        8,327,898    $    19.26     7,508,292    $    18.70     6,840,991    $    19.08
                                     ==========                 ===========                 ===========


The following table summarizes information about stock options outstanding at December 31, 2002:

                                                                          December 31, 2002
                                                  -----------------------------------------------------------------
                                                           Options Outstanding                Options Exercisable
                                                  ---------------------------------------   -----------------------
                                                                  Weighted
                                                                  Average
                                                                 Remaining      Weighted                   Weighted
                                                                  Contract      Average                    Average
                                                    Number of       Life        Exercise    Number of      Exercise
           Range of Exercise Prices                   Shares     (in years)      Price        Shares       Price
---------------------------------------------     -----------    ----------    ----------   ----------   ----------
$   0.07 - 11.75............................        1,370,953        4.18    $    10.59     1,330,833    $    10.62
   11.88 - 13.56............................          848,588        6.76         13.24       630,152         13.27
   13.63 - 17.13............................          661,916        6.34         15.70       457,818         15.45
   17.27 - 19.73............................        1,173,208        9.06         19.52        50,729         18.12
   19.91 - 20.56............................        1,027,021        8.49         20.13       482,554         20.13
   20.66 - 21.88............................          273,500        8.36         21.24        95,404         21.42
   21.90 - 21.90............................        1,010,274        8.57         21.90        60,553         21.90
   21.93 - 25.00............................          836,711        8.17         23.58       265,772         23.62
   26.06 - 31.19............................          836,878        7.18         27.42       556,604         27.46
   31.72 - 54.45............................          288,849        7.49         34.86        97,868         33.41
                                                    ---------                               ---------
                                                    8,327,898        7.32    $    19.26     4,028,287    $    16.98
                                                    =========                               =========



At December 31, 2001,  2,634,531  outstanding  options were exercisable;  and at
December   31,   2000,   1,761,989   outstanding   options   were   exercisable.

     Employee Stock Purchase Plan

     We have adopted an Employee Stock Purchase Plan (ESPP), under which eligible employees may designate not more than 15% of their cash compensation to be deducted each pay period for the purchase of Common Stock (up to a maximum of $25,000 worth of Common Stock each year). The ESPP is administered in consecutive, overlapping offering periods of up to 24 months each, with each offering period divided into four consecutive six-month purchase periods beginning August 1 and February 1 of each year. On the last business day of each purchase period, shares of Common Stock are purchased with employees' payroll deductions accumulated during the prior six months at a price per share equal to 85% of the market price of the Common Stock on the first day of the applicable offering period or the last day of the purchase period, whichever is lower. At December 31, 2002, 3,019,680 shares of Common Stock were authorized for issuance under the ESPP. There were 269,346 shares issued under the ESPP in 2002, 223,311 shares in 2001, and 384,436 shares in 2000. 724,247 shares remained available for issuance at December 31, 2002.


9.   Comprehensive Income (Loss)

     The components of comprehensive income (loss), net of tax, are as follows:

                                                                                     Years Ended December 31,
                                                                               --------------------------------------
                                                                                   2002          2001          2000
                                                                               ----------    ----------    ----------
                                                                                            (in thousands)

Net income (loss).......................................................       $       75    $   (4,701)   $   41,445
Change in gain on available-for-sale securities, net of tax of $(38) in
   2002, $185 in 2001, and $172 in 2000.................................              189           276           853
Less reclassification adjustment for gains included in net income (loss)             (245)         (220)      (16,163)
                                                                               ----------    ----------    ----------
Other comprehensive income (loss).......................................              (56)           56       (15,310)
                                                                               ----------    ----------    ----------
Total comprehensive income (loss).......................................       $       19    $   (4,645)   $   26,135
                                                                               ==========    ==========    ==========


     Accumulated other comprehensive income for 2002 and 2001 is presented on the accompanying consolidated balance sheets and consists of the accumulated net unrealized gain on available-for-sale securities.

10.  Tax Provision

     The tax provision (benefit) consists of:

                                                                                     Years Ended December 31,
                                                                               --------------------------------------
                                                                                   2002          2001          2000
                                                                               ----------    ----------    ----------
                                                                                          (in thousands)
Federal - current.......................................................       $     (177)   $     (146)   $   31,554
Federal - deferred......................................................           (1,052)        1,917        (5,402)
State - current.........................................................               10           (84)        5,078
State - deferred........................................................             (914)       (1,045)         (299)
Foreign - current.......................................................              208           295           296
                                                                               ----------    ----------    ----------
                                                                               $   (1,925)   $      937    $   31,227
                                                                               ==========    ==========    ==========


     The  tax  provision   (benefit)   reconciles  to  the  amount  computed  by
multiplying income before tax by the U.S. statutory rate as follows:


                                                                                           December 31,
                                                                               --------------------------------------
                                                                                   2002          2001          2000
                                                                               ----------    ----------    ----------
                                                                                          (in thousands)
Provision/(benefit) at federal statutory rate...........................       $     (648)   $   (1,317)   $   25,435
Change in valuation allowance...........................................              625          (440)         (440)
Tax exempt interest income..............................................             (455)         (910)       (1,050)
Federal research credits................................................             (989)       (1,100)       (1,600)
State taxes, net of federal benefit.....................................             (588)         (420)        3,106
Write-down of deferred tax asset due to state tax rate reduction........               --         1,044            --
Non-deductible impact of amortization of intangibles/investments........               --         4,092         3,183
Non-deductible impact of in-process research and development............               --            --         3,726
Other...................................................................              130           (12)       (1,133)
                                                                               ----------    ----------    ----------
Tax provision...........................................................       $   (1,925)   $      937    $   31,227
                                                                               ==========    ==========    ==========

     Significant components of our deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                                                    December 31,
                                                                                             ------------------------
                                                                                                 2002          2001
                                                                                             ----------    ----------
                                                                                                   (in thousands)
Deferred tax assets:
        Depreciation...................................................................      $    2,524    $    2,228
        Deferred income on shipments to distributors...................................          10,417        10,243
        Intangible assets..............................................................           4,035         4,422
        Inventories....................................................................           6,357         7,284
        Net operating losses...........................................................          36,007        34,139
        Other, net.....................................................................           9,551         8,645
                                                                                             ----------    ----------
                                                                                                 68,891        66,961
        Valuation allowance............................................................         (23,826)      (28,003)
                                                                                             ----------    ----------
                Net deferred tax assets................................................      $   45,065    $   38,958
                                                                                             ==========    ==========

Deferred tax liabilities:
         Intangible assets.............................................................      $    2,764    $    3,927
                                                                                             ==========    ==========


     The valuation allowance declined by approximately $4.2 million in 2002 and $0.4 million during 2000. The valuation allowance decreased in 2002 due to a $5.0 million reclassification adjustment to reduce goodwill as a result of the realization of previously reserved deferred tax assets associated with the net operating losses acquired from GateField. This reduction in the valuation allowance was offset by an increase to the valuation allowance of $0.6 million which was primarily related to impairments on equity investments for which we believe it is more likely than not such impairments will be realized for tax purposes. See Note 5 for further discussion of realization of acquired net operating losses realized in 2002. Approximately $21.8 million of the valuation allowance at December 31, 2002, will be allocated to reduce goodwill or other non-current intangible assets from the acquisition of GateField when realized.


     We have a net operating loss carryforward of approximately $91 million, which will expire at various times beginning in 2006 and ending in 2021. In addition, we have California research and development and manufacturer's investment credits of approximately $1.9 million that will expire in 2006 and 2007. Pre-tax income from foreign subsidiaries is immaterial.

11.  Segment Disclosures

     We operate in a single operating segment: designing, developing, and marketing FPGAs. FPGA sales accounted for 96% of net revenues for 2002, 2001, and 2000. We derive non-FPGA revenues from our Protocol Design Services organization, royalties, and the licensing of software and sale of hardware that is used to design and program FPGAs. The Protocol Design Services organization, which we acquired from GateField in the third quarter of 1998, accounted for 1% of our net revenues for 2002 and 2001 and 2% of our net revenues for 2000.

     We market  our  products  in the United  States  and in  foreign  countries
through   our  sales   personnel,   independent   sales   representatives,   and
distributors. Our geographic sales are as follows:

                                                                Years Ended December 31,
                                     ---------------------------------------------------------------------------
                                              2002                        2001                       2000
                                     ----------------------   -------------------------   ----------------------
                                                         (in thousands, except percentages)
United States.................       $   83,276       62%        $   89,847       62%        $  153,847       68%
Export:
     Europe...................           30,716       23             40,652       28             43,282       19
     Japan....................            8,398        6              6,630        4             16,561        7
     Other international......           11,978        9              8,430        6             12,729        6
                                     ----------    ------        ----------    ------        ----------    ------
                                     $  134,368      100%        $  145,559      100%        $  226,419      100%
                                     ==========    ======        ==========    ======        ==========    ======


     We generate a majority of our revenues from the sale of our products through distributors. As of December 31, 2002, our principal distributors were Unique and Pioneer. See Note 14 (unaudited) for further information related to our distributor relationships. The following table sets forth the percentage of revenues derived from each customer that accounted for 10% or more of our net revenues in any of the last three years:


                                                                                 2002          2001          2000
                                                                                -------       -------       -------
Pioneer.................................................................          26%           20%           13%
Unique..................................................................          22            19            15
Arrow...................................................................           -            13            17
Nortel Networks.........................................................           1             2            11


     We estimate that sales of our products to customers serving the communications and the military and aerospace markets accounted for over half of net revenues in 2002, 2001, and 2000. We have experienced, and may again in the future experience, substantial period-to-period fluctuations in operating results due to conditions in each of these markets as well as in the general economy.

     Our property and equipment is located primarily in the United States. Property and equipment located outside of the United States is not material.

12.  Patent Infringement

     On March 29, 2000, Unisys Corporation (Unisys) brought suit in the United States District Court for the Northern District of California, San Jose Division (Court), against us seeking monetary damages and injunctive relief. We orally agreed with Unisys to settle the case on April 25, 2001, and executed a definitive written settlement agreement on June 29, 2001. The Court dismissed the case with prejudice on July 13, 2001. The settlement was immaterial to our business, financial condition, and operating results.


     As is typical in the semiconductor industry, we have been and expect to be notified from time to time of claims that we may be infringing patents owned by others. During 2002, we held discussions regarding potential patent infringement issues with several third parties. When probable and reasonably estimable, we have made provision for the estimated settlement costs of claims for alleged infringement. As we sometimes have in the past, we may obtain licenses under patents that we are alleged to infringe. While we believe that reasonable resolution will occur, there can be no assurance that these claims will be resolved or that the resolution of these claims will not have a materially adverse effect on our business, financial condition, or results of operations. In addition, our evaluation of the impact of these pending disputes could change based upon new information learned by us. Subject to the foregoing, we do not believe that any pending patent dispute is likely to have a materially adverse effect on our business, financial condition, or results of operations.


13.  Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                                     Years Ended December 31,
                                                                               --------------------------------------
                                                                                   2002          2001          2000
                                                                               ----------    ----------    ----------
                                                                                           (in thousands,
                                                                                     except per share amounts)
Basic:
Weighted-average common shares outstanding..............................           24,302        23,743        23,447
                                                                               ----------    ----------    ----------
Shares used in computing net income per share...........................           24,302        23,743        23,447
                                                                               ----------    ----------    ----------
Net income (loss).......................................................       $       75    $   (4,701)   $   41,445
                                                                               ==========    ==========    ==========
Net income (loss) per share.............................................       $     0.00    $    (0.20)    $    1.77
                                                                               ==========    ==========    ==========
Diluted:
Weighted-average common shares outstanding..............................           24,302        23,743        23,447
Net effect of dilutive stock options, warrants, and convertible preferred
   stock - based on the treasury stock method...........................              950             -         2,786
                                                                               ----------    ----------    ----------
Shares used in computing net income per share...........................           25,252        23,743        26,233
                                                                               ==========    ==========    ==========
Net income (loss).......................................................       $       75    $   (4,701)   $   41,445
                                                                               ==========    ==========    ==========
Net income (loss) per share.............................................       $     0.00    $    (0.20)   $     1.58
                                                                               ==========    ==========    ==========


     For 2002, options outstanding under our stock option plans to purchase approximately 5,160,000 shares of our Common Stock were excluded from the calculation to derive diluted income per share because their inclusion would have had an anti-dilutive effect.



     For 2001, we were in a net loss position and the inclusion of any stock options in the shares used for computing diluted net loss per share would have been anti-dilutive (reduced the loss per share). Therefore, approximately 4,016,000 options were excluded from the calculation of net less per share in 2001 because their inclusion would have had an anti-dilutive effect.


     For 2000, options outstanding under our stock option plans to purchase approximately 361,000 shares of our Common Stock were excluded from the calculation to derive diluted income per share because their inclusion would have had an anti-dilutive effect.

14.  Subsequent Events (Unaudited)

          New  Facilities Lease

          Subsequent to December 31, 2002, we signed a ten-year $27.4 million non-cancelable lease for our principal facilities and executive offices in Mountain View, California. The new lease agreement expires in 2014. Minimum lease payments on the new facilities lease have been included in the table below:

                                                                        Payments Due by Period
                                                   ------------------------------------------------------------------
                                                                                                             2006
                                                      Total          2003          2004          2005       and later
                                                   ----------    ----------    ----------    ----------    ----------
                                                                             (in thousands)
         New building lease.................       $   27,374    $      584    $    2,337    $    2,407    $   22,046



          Distributor Termination

          Subsequent to December 31, 2002, we consolidated our distribution channel by terminating our agreement with Pioneer, leaving Unique as our sole distributor in North America. The loss of Unique as a distributor could have a materially adverse effect on our business, financial condition, or results of operations.

          Increase to 1986 Stock Option Plan


          Our 1986 Incentive Stock Option Plan provides that the aggregate number of shares that may be optioned and sold under the Plan is increased annually on the first day of each fiscal year by such amount as is necessary to make the total number of shares available for grant under the Plan equal to 5% of our Common Stock issued and outstanding at the close of business on the last day of the immediately preceding fiscal year. Consequently, on the first day of fiscal 2003, 1,208,624 additional shares were made available for grant under the Plan.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS
ACTEL CORPORATION

We have audited the accompanying consolidated balance sheets of Actel Corporation as of December 31, 2002 and 2001, and the related consolidated
statements  of  operations,   shareholders'   equity  and  other   comprehensive
income/(loss), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Actel's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Actel Corporation at December, 31 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 and Note 2 to the consolidated financial statements, effective December January 1, 2002, the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."





                                                           /s/ ERNST & YOUNG LLP

San Jose, California
January 22, 2003